Exhibit 99.1

The Company is a life insurance company established in Beijing, China on 30 June 2003 according to the Company Law and Insurance Law of the People’s Republic of China. The Company was successfully listed on the New York Stock Exchange, the Hong Kong Stock Exchange and the Shanghai Stock Exchange on 17 and 18 December 2003, and 9 January 2007, respectively. The Company’s registered capital is RMB28,264,705,000.

The Company is a leading life insurance company in China and possesses an extensive distribution network comprising exclusive agents, direct sales representatives, and dedicated and non-dedicated agencies. The Company is one of the largest institutional investors in China, and becomes one of the largest insurance asset management companies in China through its controlling shareholding in China Life Asset Management Company Limited. The Company also has controlling shareholding in China Life Pension Company Limited.

Our products and services include individual life insurance, group life insurance, and accident and health insurance. The Company is a leading provider of individual and group life insurance, annuity products and accident and health insurance in China. As at 31 December 2016, the Company had approximately 246 million long-term individual and group life insurance policies, annuity contracts, and long-term health insurance policies in force. We also provide both individual and group accident and short-term health insurance policies and services.

China Life Insurance Company Limited    Annual Report 2016

Contents

Definitions and Material Risk Alert	2

Company Profile	3

Financial Summary	5

Chairman’s Statement	6

Management Discussion and Analysis	10

Report of the Board of Directors	35

Report of the Supervisory Committee	45

Significant Events	48

Changes in Ordinary Shares and Shareholders Information	61

Directors, Supervisors, Senior Management and Employees	65

Corporate Governance	80

Internal Control and Risk Management	102

Honors and Awards	106

Independent Auditor’s Report	107

Consolidated Statement of Financial Position	113

Consolidated Statement of Comprehensive Income	115

Consolidated Statement of Changes in Equity	117

Consolidated Statement of Cash Flows	118

Notes to the Consolidated Financial Statements	120

Embedded Value	227

China Life Insurance Company Limited    Annual Report 2016

Definitions and Material Risk Alert

In this annual report, unless the context otherwise requires, the following expressions have the following meanings:

The Company[1]	China Life Insurance Company Limited and its subsidiaries

CLIC	China Life Insurance (Group) Company, the controlling shareholder of the Company

AMC	China Life Asset Management Company Limited, a non-wholly owned subsidiary of the Company

Pension Company	China Life Pension Company Limited, a non-wholly owned subsidiary of the Company

AMP	China Life AMP Asset Management Company Limited, an indirect non-wholly owned subsidiary of the Company

CLWM	China Life Wealth Management Company Limited, an indirect non-wholly owned subsidiary of the Company

CLP&C	China Life Property and Casualty Insurance Company Limited, a non-wholly owned subsidiary of CLIC

CLI	China Life Investment Holding Company Limited, a wholly- owned subsidiary of CLIC

CIRC	China Insurance Regulatory Commission

CSRC	China Securities Regulatory Commission

HKSE	The Stock Exchange of Hong Kong Limited

SSE	Shanghai Stock Exchange

Company Law	Company Law of the People’s Republic of China

Insurance Law	Insurance Law of the People’s Republic of China

Securities Law	Securities Law of the People’s Republic of China

Articles of Association	Articles of Association of China Life Insurance Company Limited

China or PRC	For the purpose of this report, “China” or “PRC” refers to the People’s Republic of China, excluding the Hong Kong Special Administrative Region, Macau Special Administrative Region and Taiwan region

RMB	Renminbi Yuan

Material Risk Alert:

The Company has stated in this report the details of its existing risks including risks relating to macro trends, risks relating to business and risks relating to investments. Please refer to the analysis of the risks which the Company may face in its future development in the section headed “Management Discussion and Analysis”.

[1]	Except for “the Company” referred to in the Consolidated Financial Statements.

China Life Insurance Company Limited    Annual Report 2016

Company Profile

Registered Name in Chinese:

Registered Name in English:

China Life Insurance Company Limited (“China Life”)

Legal Representative: Yang Mingsheng

Board Secretary: Zheng Yong

Office Address: 16 Financial Street, Xicheng District, Beijing, P.R. China

Telephone: 86-10-63631241

Fax: 86-10-66575112

Email: ir@e-chinalife.com

Securities Representative: Li Yinghui

Office Address: 16 Financial Street, Xicheng District, Beijing, P.R. China

Telephone: 86-10-63631191

Fax: 86-10-66575112

Email: liyh@e-chinalife.com

*	Ms. Li Yinghui, Securities Representative of the Company, is also the main contact person of the external Company Secretary engaged by the Company

Registered Office Address:

16 Financial Street, Xicheng District, Beijing, P.R. China 100033

Current Office Address:

16 Financial Street, Xicheng District, Beijing, P.R. China 100033

Telephone: 86-10-63633333

Fax: 86-10-66575722

Website: www.e-chinalife.com

Email: ir@e-chinalife.com

China Life Insurance Company Limited    Annual Report 2016

Company Profile

Hong Kong Office:

Office Address: 16/F, Tower A, China Life Centre, One Harbour Gate,

18 Hung Luen Road, Hung Hom, Kowloon, Hong Kong

Telephone: 852-29192628

Fax: 852-29192638

Media for the Company’s A Share Disclosure:

China Securities Journal

Shanghai Securities News

Securities Times

CSRC’s Designated Website for the Company’s Annual Report Disclosure:

www.sse.com.cn

The Company’s H Share Disclosure Websites:

HKExnews website at www.hkexnews.hk

The Company’s website at www.e-chinalife.com

The Company’s Annual Reports may be obtained at:

12/F, China Life Plaza, 16 Financial Street, Xicheng District, Beijing, P.R. China

Stock Information:

Stock Type	A Share	H Share	ADR
Exchanges on which the Stocks are Listed	Shanghai Stock Exchange	The Stock Exchange of Hong Kong Limited	New York Stock Exchange
Stock Short Name	China Life	China Life	—
Stock Code	601628	2628	LFC

H Share Registrar and Transfer Office:

Computershare Hong Kong Investor Services Limited

Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong

Depositary of ADR:

Deutsche Bank

60 Wall Street, New York, NY 10005

Domestic Legal Adviser:

King & Wood Mallesons

International Legal Advisers:

Latham & Watkins

Debevoise & Plimpton LLP

Auditors of the Company:

Domestic Auditor:	Ernst & Young Hua Ming LLP

	Address:	Level 16, Ernst & Young Tower, Oriental Plaza, No.1 East Changan Avenue, Dongcheng District, Beijing, P.R. China

Name of the Signing Auditors: Zhang Xiaodong, Wu Jun

International Auditor:	Ernst & Young
	Address:	22/F, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong

China Life Insurance Company Limited    Annual Report 2016

Financial Summary

						RMB million
	Under International Financial Reporting Standards (IFRS)
Major Financial Data[1]	2016	2015	Change	2014	2013	2012

For the year ended
Total revenues	540,781	507,449	6.6%	440,766	417,883	371,485
Net premiums earned	426,230	362,301	17.6%	330,105	324,813	322,126
Benefits, claims and expenses	522,794	463,492	12.8%	404,275	391,557	363,554
Insurance benefits and claims expenses	407,045	352,219	15.6%	315,294	312,288	300,562
Profit before income tax	23,842	45,931	-48.1%	40,402	29,451	10,968
Net profit attributable to equity holders of the Company	19,127	34,699	-44.9%	32,211	24,765	11,061
Net profit attributable to ordinary share holders of the Company	18,741	34,514	-45.7%	32,211	24,765	11,061
Net cash inflow/(outflow) from operating activities	89,098	(18,811)	N/A	78,247	68,292	132,182

As at 31 December
Total assets	2,696,951	2,448,315	10.2%	2,246,567	1,972,941	1,898,916
Investment assets[2]	2,453,283	2,287,639	7.2%	2,100,870	1,848,681	1,790,838
Total liabilities	2,389,303	2,122,101	12.6%	1,959,236	1,750,356	1,675,815
Total equity holders’ equity	303,621	322,492	-5.9%	284,121	220,331	221,085

Per share (RMB)
Earnings per share (basic and diluted)[3]	0.66	1.22	-45.7%	1.14	0.88	0.39
Equity holders’ equity per share	10.74	11.41	-5.9%	10.05	7.80	7.82
Net cash inflow/(outflow) from operating activities per share	3.15	(0.67)	N/A	2.77	2.42	4.68

Major financial ratio
Weighted average ROE (%)	6.16	11.56	decrease of 5.40 percentage points	12.83	11.22	5.38
Ratio of assets and liabilities[4] (%)	88.59	86.68	increase of 1.91 percentage points	87.21	88.72	88.25
Gross investment yield[5] (%)	4.56	6.39	decrease of 1.83 percentage points	5.39	4.88	2.80

Notes:

1.	Net profit refers to net profit attributable to equity holders of the Company, while equity holders’ equity refers to equity attributable to equity holders of the Company.
2.	Investment assets = Cash and cash equivalents + Securities at fair value through profit or loss + Available-for-sale securities + Held-to-maturity securities + Term deposits + Securities purchased under agreements to resell + Loans + Statutory deposits - restricted + Investment properties
3.	In calculating “Earnings per share (basic and diluted)”, the tail differences of the basic figures have been taken into account.
4.	Ratio of assets and liabilities = Total liabilities/Total assets
5.	Gross investment yield = (Net investment income + Net realised gains/(losses) on financial assets + Net fair value gains/(losses) through profit or loss)/((Investment assets at the beginning of the period + Investment assets at the end of the period)/2). The figures as at the end of the past years were adjusted on the same basis.

China Life Insurance Company Limited    Annual Report 2016

Chairman’s Statement

2016 OVERVIEW: GROWTH, DEVELOPMENT AND BREAKTHROUGH

The year 2016 marked the beginning of the “13th Five-Year Plan” and was also a year in which the Company achieved fruitful results with pioneering spirit. Specifically, we achieved good results, emphasizing on the protection function of insurance, adhering to the operating guideline of “prioritizing value, strengthening sales force, optimizing business structure, achieving stable growth and safeguarding against risks”, and actively promoted supply-side reform. We achieved an incredible result not only in the history of the Company but also in the history of the industry.

New records for business development. During the Reporting Period, the Company’s gross written premiums were RMB430,498 million, an increase of 18.3% year-on-year, the highest growth since 2009, making the Company the first and the sole insurance company with premiums exceeding RMB400,000 million in China. First-year regular premiums were RMB93,945 million, an increase of 51.8% year-on-year, and first-year regular premiums with ten years or longer payment duration were RMB51,378 million, an increase of 59.0% year-on-year, both indicators setting record highs. Premiums from short-term insurance were RMB40,060 million, an increase of 23.7% year-on-year. Renewal premiums were RMB223,502 million, exceeding RMB200,000 million for the first time, realizing an increase of 16.6% year-on-year, and setting a record high since 2012.

Great breakthrough in business restructuring. The Company continued reducing its single premium business in the bancassurance channel and focused on accelerating the growth of first-year regular premium business. First-year regular premiums and first-year regular premiums with ten years or longer payment duration doubled over the past two years.

China Life Insurance Company Limited    Annual Report 2016

Chairman’s Statement

The percentage of first-year regular premiums in long-term new policy premiums was 56.28%, an increase of 12.06 percentage points year-on-year. The first-year regular premiums surpassed single premiums for the first time since the listing of the Company. Of these, the percentage of first-year regular premiums with ten years or longer payment duration in first-year regular premiums was 54.69%, an increase of 2.49 percentage points year-on-year. Along with the high growth of the businesses, the premium payment duration was also lengthened, resulting in the initial establishment of a sustainable development model with first-year premiums driven by first-year regular premiums and gross written premiums driven by renewal businesses. Meanwhile, the Company pushed forward the product diversification strategy, promoted product innovation, put more efforts into developing protection type businesses, and continually optimized the business structure. The value of one year’s sales was RMB49,311 million, an increase of 56.4% year-on-year, with the value doubled over the past two years.

New enhancement in competitiveness. “No matter how long and difficult the road is, one can reach the destination with steady walks.” Being market-oriented, centering around the development of individual insurance as the guideline and pushing forward the three core strategies of developing individual business, focusing on large-and medium-sized cities and reinforcing rural business development with concerted efforts, the Company was committed to improving sustainable development capability and the competitiveness in key markets. With a leading market share in terms of gross written premiums, the Company also took the lead in terms of first-year regular premiums and sales force in the exclusive agent channel whose core role has been brought into full play. Competitive landscape in large- and medium-sized cities has continued to improve and first-mover advantage in rural market has been further reinforced. As at the end of the Reporting Period, the total number of sales force across all channels was 1.814 million, an increase of 57.1% year-on-year. The number of productive agents grew significantly, and remarkable achievements have been made in the size expansion and quality improvement of the sales force.

New progress in reform and innovation. Being customer-oriented and accelerating the construction of a “New Generation of Integrated Business Processing System”, the Company started its business process reengineering, constructed a new business mode and technological infrastructure, and launched two platforms of “China Life E-Store” and “China Life E-Bao Mobile Customer Services System”, as well as more than twenty new applications, through which customer experience and operational efficiency have been significantly improved, and as a result, the Company has taken a solid step in the transformation to an Internet-based operation and management mode. In addition, the Company built a motivating platform for innovation, and established four operation and management innovation pilot zones where the atmosphere of reform and innovation was strong and the fruitful results generated by innovation were gradually emerging.

New stride in comprehensive strength. As at the end of the Reporting Period, total assets of the Company amounted to RMB2.70 trillion, an increase of 10.2% year-on-year, remaining at the first place in the industry, and investment assets amounted to RMB2.45 trillion, an increase of 7.2% year-on-year. Core solvency ratio and comprehensive solvency ratio of the Company reached 280.34% and 297.16%, respectively. The Company achieved an industry-leading score in the “Solvency Aligned Risk Management Requirements and Assessment” (“SARMRA”) conducted by the CIRC. In order to accommodate new situations of economic and financial development and meet comprehensive needs of customers, the Company successfully increased its stakes in China Guangfa Bank Co., Ltd. (“CGB”), and a concerted action plan between CGB and the Company was initiated, under which insurance products sold by CGB business outlets grew rapidly and preliminary synergy effects from insurance-banking collaboration have been emerging.

RETROSPECTIVE REVIEW: SEIZING OPPORTUNITIES, STICKING TO THE INHERENT RULES, AND HARMONIZING WITH THE STAKEHOLDERS

In 2016, at the 20th anniversary of the separated operation of life insurance business and the overall adoption of the individual agent system, the Company has achieved outstanding results in leap-frog development of its business and a historic breakthrough in business restructuring. What the Company has achieved in 2016 is the result of advancement with great endeavor and accumulated hard work for many years. Extensive experience in Chinese insurance market tells us that fulfilling the essence of the insurance industry requires persistence, and the new era of reform needs enthusiasm and innovation.

China Life Insurance Company Limited    Annual Report 2016

Chairman’s Statement

Seizing opportunities. “A flexible person with good knowledge can win, and a creative person with integrity can make progress.” Reform and opening-up over three decades has brought profound changes to China’s economy and society, and the consistent improvement of the market economy has laid an institutional foundation for the insurance industry. In particular, since the issuance of the “Several Opinions of the State Council on Accelerating the Development of the Modern Insurance Service” in 2014, developing the commercial insurance industry has become a national commitment. Seizing the opportunities and adhering to the guideline of “development as the first priority”, the Company was committed to continuous growth of the value of our business and the upgrade of insurance supply so as to meet the increasing insurance demands of customers. Adapting to changes in the demographic structure, changes in the ways of care for senior citizens, new requirements for social security, and healthcare system reforms, the Company implemented the strategy of “Integrated Pension and Inclusive Healthcare Service”. Specifically, the Company undertook more than 250 supplementary major medical insurance projects, providing services for 420 million people; carried out innovative smart pension services by establishing senior living communities in places such as Beijing, Suzhou, Tianjin, and Sanya; and creating a healthcare and pension service sub-brand called “China Life Senior Living Homes”, forming a strategic layout of the senior living communities featuring “Three Points in a Line and Evergreen in Four Seasons”; and the Company sped up its presence in the healthcare and medicare industry and extended the healthcare industry chain. Firmly following the anti-poverty strategy of the state, the Company advanced the mode of poverty alleviation by means of insurance in Ningxia, Gansu and Chongqing and developed inclusive businesses such as micro-insurance to achieve a unification between economic and social benefits. With the help of the national “Internet+” initiative, the Company deeply integrated IT innovation results and life insurance business, advancing the construction of “High-tech China Life” and firmly facilitating reform and innovation throughout the Company.

Sticking to the inherent rules. “For anything to succeed, it requires thorough consideration and then forceful execution.” As a leader in the industry, the Company’s development echoed the path of life insurance industry in China towards “an insurance superpower” in the world. Just as the leap-frog development of the Chinese insurance industry has not always been smooth, China Life’s development is full of obstacles. In many years of our professional operation, we learned by doing and did by learning, increasingly realizing the significance of “knowing the rules, following the rules and practicing the rules”, which is the greatest advantage of an insurance operation. Adhering to the philosophy of “prudent operation and credible service”, we controlled the cost of liabilities to a reasonable level and realized an interactive linkage between assets and liabilities; sticking to the development plan of focusing on value, regular premiums, individual insurance, sales force and urban areas and taking value as the guide, we coordinated the relations among shareholders, employees, sales force and customers; we put great efforts into developing long- and medium-term regular businesses and protection type products, optimizing business structure and reinforcing sustainable development; we followed a route of business growth driven by development of sales force, including both its size expansion and quality improvement, and continually expanded our business coverage and the rate of market penetration. While persisting in our constant recurring rules, we realized “change is the only constant”, such that we took “innovation driven” as the general strategy and have been actively building the Company to be an innovative enterprise. We need to achieve accelerated growth while building a firm foundation, and look for opportunities and momentum while embracing the changes.

Harmonizing with the stakeholders. “Victory is ensured when people pool their strength; success is secured when people pour their talents together.” We valued customer interests, offered solutions based on customer needs, and cultivated new customers while maintaining existing customers so that customer resources became the value engine for corporate development. We listened to the opinions of investors, and communicated with investors in all respects, and in addition to ensuring that shareholders shared in the growth of the Company, we also actively included opinions of investors into the Board’s decision making process. Knowing the truth that “prosperity of a business is driven by people”, we listened to employees and agents, improved the talent development system, advanced the China Life “entrepreneur” project, and built platforms for employees’ and agents’ career development, thus steadily increasing the income of the sales force and enhancing the organic driving force. Consciously contributing to the economy and society and actively engaging in public welfare undertakings, we are an excellent corporate citizen. With the expectations of the Company’s stakeholders being generally satisfied and stronger senses of achievement being fulfilled by employees and agents, the corporate culture of “success for you, success by you” could be further promoted.

China Life Insurance Company Limited    Annual Report 2016

Chairman’s Statement

2017 OUTLOOK: STABILITY, TRANSFORMATION AND DEVELOPMENT

“With a new year coming, spring is back on the earth”. The year 2017 is a year of deepening the supply-side structural reform and also an important year to make China Life stronger and better. Based on a comprehensive analysis of domestic and international situations, the global economy is expected to continue its slow growth, and instability and uncertainty are significantly increasing. China is in a critical stage of overcoming obstacles, with its economy facing downside pressure and challenges. Despite all these problems accompanying advancement and development, the fundamental trend of a slower but stable performance with good momentum for economic growth in China remains unchanged, and golden opportunities for the development of the insurance industry still exist. Especially, with more stringent regulations and requirements set by the CIRC and the advancement of the industry’s transformation, more opportunities arise for a value-oriented and prudent company like China Life.

Standing at a new starting point, we will stick to the general keynote of “making steady progress”, focusing on “stability” of the Company’s strategies and operations, and seeking “progress” in transformation and innovation. The Company will stick to the guideline of supply-side reform, strictly follow the right direction, and advance the three critical tasks of accelerated growth, transformation and upgrade, and risk prevention and control to improve the level of supply. We will accelerate our transformation to an operation and management mode which is customer-oriented, featured by Internet and artificial intelligence, so as to substantially improve customer experience and make China Life the first choice for customers. We will establish a professional and systematic sales channel management system, fully promote the sales transformation, and further improve the quality and efficiency of development; adhere to the value-oriented principle, serve the overall interests of the country, enhance our investment capabilities, and do our best to raise profit while effectively preventing investment risks; strengthen the management of assets and liabilities, push forward the diversification of products, increase our efforts in developing the protection type businesses, and gradually promote the diversification of the Company’s profit sources. Meanwhile, we will thoroughly implement a cross-channel operation as well as insurance-banking collaboration, promote the integration of resources in a deeper and more diverse direction, and fully exploit the development potential. In the meantime, we will also implement the strategy of innovation driven development with great efforts, deepen the market-oriented reform, take advantage of our strengths, and continually enhance the Company’s development momentum.

The times offer China Life a historic opportunity to develop and prosper, and a noble mission to serve the society. We will put ourselves in customers’ position, uphold virtues and improve ourselves day after day to achieve perfection.

By Order of the Board Yang Mingsheng Chairman

Beijing, China 23 March 2017

China Life Insurance Company Limited    Annual Report 2016

Management Discussion and Analysis

I	BUSINESS OVERVIEW OF 2016

(I)	Key Performance Indicators

		RMB million
	2016	2015
Net premiums earned	426,230	362,301
Premiums from new policies	206,996	172,364
Including: First-year regular premiums	93,945	61,900
First-year regular premiums with ten years or longer payment duration	51,378	32,312
Gross investment income	108,151	140,160
Net profit attributable to equity holders of the Company	19,127	34,699
Value of one year’s sales	49,311	31,528
Including: Exclusive individual agent channel	46,326	28,851
Group insurance channel	375	371
Bancassurance channel	2,610	2,306

China Life Insurance Company Limited    Annual Report 2016

Management Discussion and Analysis

		RMB million
	As at	As at
	31 December 2016	31 December 2015

Embedded value	652,057	560,277
Number of in-force policies (hundred million)	2.46	2.16
Policy Persistency Rate (14 months) (%) Note	90.20	90.00
Policy Persistency Rate (26 months) (%) Note	85.90	85.50

Note:	The Persistency Rate for long-term individual life insurance policy is an important operating performance indicator for life insurance companies. It measures the ratio of in-force policies in a pool of policies after a certain period of time. It refers to the proportion of policies that are still effective during the designated month in the pool of policies whose issue date was 14 or 26 months ago.

In 2016, facing the complex and changing economic environment and the challenges from the fierce market competition, the Company adhered to the overall strategy of innovation-driven development, regarded transformation and upgrading as the main focus, followed the business strategy of “prioritizing value, strengthening sales force, optimizing business structure, achieving stable growth and safeguarding against risks”, accelerated the development of its core businesses, and advanced the transformation of its sales model. The Company worked cohesively as a whole to improve, explore and innovate, so as to achieve a great-leap-forward development and a historic breakthrough of business restructuring, setting a great start for the “13th Five-Year Plan”.

During the Reporting Period, the Company’s net premiums earned were RMB426,230 million, an increase of 17.6% year-on-year, which made the Company the first and the sole insurance company in China with premiums exceeding RMB400,000 million. The Company’s market share2 was approximately 19.9%, remaining the first place in the industry.

Net premiums earned

(RMB million)

[2]	Calculated according to the premium data of life insurance companies in 2016 released by the CIRC.

China Life Insurance Company Limited    Annual Report 2016

Management Discussion and Analysis

Out of the premiums from new policies, first-year regular premiums amounted to RMB93,945 million, an increase of 51.8% year-on-year, which surpassed the single premiums for the first time since the listing of the Company. First-year regular premiums with ten years or longer payment duration reached RMB51,378 million, increased by 59.0% year-on-year. Both of them doubled over the past two years, with their growth rates setting record highs since the listing of the Company. Renewal premiums reached RMB223,502 million, an increase of 16.6% year-on-year, which set a record high in the past five years. As at 31 December 2016, the number of in-force policies increased by 13.9% from the end of 2015. The Policy Persistency Rate (14 months and 26 months) reached 90.20% and 85.90%, respectively; and the Surrender Rate3 was 3.54%, a decrease of 2.01 percentage points from 2015.

First-year premiums from long-term policies

(RMB million)

First-year regular premiums & first-year regular

premiums with 10 years or longer payment duration

doubled over the past two years

(RMB million)

[3]	Surrender Rate = Surrender payment/(Liability of long-term insurance contracts at the beginning of the period + Premiums of long-term insurance contracts)

China Life Insurance Company Limited    Annual Report 2016

Management Discussion and Analysis

The Company adhered to the value-oriented principle and actively promoted the development of long-term regular businesses and protection type businesses. In 2016, the value of one year’s sales was RMB49,311 million, an increase of 56.4% year-on-year, setting a record high since the year 2005, with the value doubled over the past two years. As at 31 December 2016, the embedded value of the Company was RMB652,057 million, an increase of 16.4% year-on-year.

Value of one year’s sales doubled over the past two years

(RMB million)

Affected by such factors as the downturn of interest rate and the fluctuations in the capital market, the Company’s gross investment income in 2016 was RMB108,151 million, a 22.8% decrease year-on-year. Due to the decrease in gross investment income and the update on the discount rate assumption for reserves of traditional insurance contracts, during the Reporting Period, net profit attributable to equity holders of the Company was RMB19,127 million, a 44.9% decrease year-on-year.

(II)	Insurance Business

1.	Gross written premiums categorized by business:

For the year ended 31 December	2016	RMB million 2015

Life Insurance Business	361,905	308,169
First-year business	160,590	134,449
Single	72,973	78,068
First-year regular	87,617	56,381
Renewal business	201,315	173,720
Health Insurance Business	54,010	42,041
First-year business	32,141	24,435
Single	25,852	18,993
First-year regular	6,289	5,442
Renewal business	21,869	17,606
Accident Insurance Business	14,583	13,761
First-year business	14,265	13,480
Single	14,226	13,403
First-year regular	39	77
Renewal business	318	281

Total	430,498	363,971

China Life Insurance Company Limited    Annual Report 2016

Management Discussion and Analysis

During the Reporting Period, gross written premiums from the life insurance business of the Company amounted to RMB361,905 million, an increase of 17.4% year-on-year. Of these, the first-year regular premiums were RMB87,617 million, an increase of 55.4% year-on-year. The percentage of first-year regular premiums in first-year premiums was 54.56%. Renewal premiums were RMB201,315 million, an increase of 15.9% year-on-year. The Company actively promoted development of the health insurance business and the gross written premiums from which were RMB54,010 million, an increase of 28.5% year-on-year. Gross written premiums from the accident insurance business amounted to RMB14,583 million, an increase of 6.0% year-on-year.

2.	Gross written premiums categorized by channel:

For the year ended 31 December	2016	RMB million 2015

Exclusive Individual Agent Channel	282,136	225,957
First-year business of long-term insurance	74,813	47,974
Single	283	495
First-year regular	74,530	47,479
Renewal business	199,826	171,632
Short-term insurance business	7,497	6,351
Group Insurance Channel	24,915	20,107
First-year business of long-term insurance	5,430	3,571
Single	4,571	3,372
First-year regular	859	199
Renewal business	703	553
Short-term insurance business	18,782	15,983
Bancassurance Channel	108,256	106,028
First-year business of long-term insurance	85,882	87,222
Single	68,047	73,508
First-year regular	17,835	13,714
Renewal business	21,813	18,558
Short-term insurance business	561	248
Other Channels[1]	15,191	11,879
First-year business of long-term insurance	811	1,209
Single	90	701
First-year regular	721	508
Renewal business	1,160	864
Short-term insurance business	13,220	9,806

Total	430,498	363,971

Notes:

1.	Other channels mainly include supplementary major medical insurance business, tele-sales, etc.
2.	The Company’s channel premium breakdown was presented based on the separate groups of sales personnels including exclusive individual agent team, group insurance sales representatives, bancassurance sales team and other distribution channels.

China Life Insurance Company Limited    Annual Report 2016

Management Discussion and Analysis

Exclusive Individual Agent Channel. During the Reporting Period, by optimizing the business structure and improving the quality as well as expanding the size of sales team, businesses of the exclusive individual agent channel achieved a strong growth, remaining the leading position in the market. The gross written premiums from the exclusive individual agent channel of the Company amounted to RMB282,136 million, an increase of 24.9% year-on-year. First-year regular premiums of individual insurance increased by 57.0% year-on-year, first-year regular premiums with ten years or longer payment duration increased by 59.6% year-on-year, the percentages of first-year regular premiums with five years or longer payment duration and first-year regular premiums with ten years or longer payment duration in first-year regular premiums were 86.20% and 62.17%, respectively. Renewal premiums from the exclusive individual agent channel increased by 16.4% year-on-year. Through the implementation of structural transformation and the development strategy aiming at improving the quality and expanding the size of sales force, the Company increased the qualified new recruits, reinforced training for agent managers so as to further improve the productivity of its sales team, consolidate the foundation for sales force development and further optimize its quality. As at the end of the Reporting Period, the number of exclusive individual agents reached 1,495,000, a 52.7% increase from the end of 2015, and the quarterly number of productive agents on average increased by 67.1% year-on-year.

First-year regular premiums from the exclusive individual agent channel

(RMB million)

Structure breakdown of first-year regular premiums from

the exclusive individual agent channel

China Life Insurance Company Limited    Annual Report 2016

Management Discussion and Analysis

Group Insurance Channel. During the Reporting Period, the group insurance channel actively strengthened the promotion of core businesses, continuously promoted the diversified business development, and the overall business developed steadily. During the Reporting Period, the gross written premiums from the group insurance channel of the Company amounted to RMB24,915 million, an increase of 23.9% year-on-year. The short-term insurance premiums from the group insurance channel amounted to RMB18,782 million, an increase of 17.5% year-on-year. As the sales force in the group insurance channel expanded rapidly, the number of direct sales representatives reached over 85,000 as at the end of the Reporting Period.

Gross written premiums from the group insurance channel

(RMB million)

Bancassurance Channel. During the Reporting Period, the bancassurance channel deepened the restructuring, accelerated the development of regular premium businesses, continued to reduce single premium business, and improved the business value to the Company. First-year regular premiums from bancassurance channel were RMB17,835 million, an increase of 30.0% year-on-year. The percentage of first-year regular premiums with five years or longer payment duration in first-year regular premiums was 52.17%. Single premiums were RMB68,047 million, a decrease of 7.4% year-on-year. Regular premium businesses made by major banks and postal offices achieved a rapid growth since the Company promoted sales via electronic bank sales channels, such as E-Banking, self-service terminals, mobile banks, etc. During the Reporting Period, the number of sales representatives in the bancassurance channel reached 234,000.

Long-term premiums from the bancassurance channel

(RMB million)

China Life Insurance Company Limited    Annual Report 2016

Management Discussion and Analysis

Other Channels. During the Reporting Period, gross written premiums from other channels were RMB15,191 million, an increase of 27.9% year-on-year, among which the first-year regular premiums of long-term insurance from tele-sales increased by over 40% year-on-year. The Company also actively carried out online marketing activities, and both the premiums and the number of insurance policies from on-line sales increased substantially as compared to the same period of last year. The Company also actively and steadily promoted its supplementary major medical insurance business, and as at the end of 2016, had undertaken accumulatively more than 250 supplementary major medical insurance projects serving 420 million people.

(III)	Asset Management

In 2016, the global economy experienced a weak recovery, and the international financial market has undergone a greater fluctuation. The downward pressure on the domestic economy has been eased and the domestic economy was by and large stable. China’s A share market fluctuated within a narrow range after plummeting at the beginning of the year. The bond market has experienced range-bound fluctuations, and in the fourth quarter, bond yields increased significantly. In 2016, with further optimization of its investment management system, the Company continually expanded the size of market-oriented third party asset management, accelerated the development of its alternative investment platform, and steadily pushed forward the diversified and decentralized investment arrangements. In terms of investment strategies, following the rules for the insurance asset investments and adhering to the general principle of matching assets and liabilities, the Company caught up with the market timing with respect to fixed income investment allocation, increased allocation in assets with long duration, controlled risk exposure and maintained its allocation in equity investment in the open market at a reasonable level. Aiming at making long-term strategic investments in non-traditional assets, the Company continued to further global asset allocations and actively engaged in projects such as health- and pension-related programs, infrastructure and premium commercial properties both within China and abroad, so as to further diversify the sources for investment portfolio income.

As at the end of the Reporting Period, the Company’s investment assets reached RMB2,453,283 million, an increase of 7.2% from the end of 2015. Among the major types of investments, the percentage of bonds was 45.63% as compared to 43.55% as at the end of 2015, the percentage of term deposits was 21.94% as compared to 24.59% as at the end of 2015, the percentage of investment in stocks and funds (excluding money market funds) was 10.05% as compared to 9.34% as at the end of 2015, and the percentage of investment in financial products was 9.28% as compared to 7.44% as at the end of 2015.

China Life Insurance Company Limited    Annual Report 2016

Management Discussion and Analysis

1.	Investment Portfolios

As at the end of the Reporting Period, our investment assets categorized by investment object are set out as below:

	As at 31 December 2016		RMB million As at 31 December 2015[1]
Investment category	Amount	Percentage	Amount	Percentage

Fixed-maturity investments	1,920,125	78.27%	1,777,180	77.69%
Term deposits	538,325	21.94%	562,622	24.59%
Bonds	1,119,388	45.63%	996,236	43.55%
Financial product investments[2]	143,201	5.84%	117,887	5.15%
Other fixed-maturity investments[3]	119,211	4.86%	100,435	4.40%
Equity investments	421,383	17.17%	411,623	17.99%
Common stocks	140,166	5.71%	111,516	4.87%
Funds[4]	119,973	4.89%	169,485	7.41%
Financial product investments[2]	84,338	3.44%	52,475	2.29%
Other equity investments[5]	76,906	3.13%	78,147	3.42%
Investment properties	1,191	0.05%	1,237	0.05%
Cash and others[6]	110,584	4.51%	97,599	4.27%

Total	2,453,283	100.00%	2,287,639	100.00%

Notes:

1.	The figures as at the end of last year were adjusted on the same basis.
2.	Financial product investments include debt investment plans, equity investment plans, trust schemes, wealth management products, project asset-backed plans, and specialized asset management plans, etc.
3.	Other fixed-maturity investments include policy loans, and statutory deposits-restricted, etc.
4.	Funds include equity funds, bond funds and money market funds, etc. In particular, the balances of money market funds as at 31 December 2016 and 31 December 2015 were RMB13,609 million and RMB67,282 million, respectively.
5.	Other equity investments include private equity funds, unlisted equities, and preference shares, etc.
6.	Cash and others include cash, cash at banks, short-term bank deposits and securities purchased under agreements to resell.

China Life Insurance Company Limited    Annual Report 2016

Management Discussion and Analysis

2.	Investment Income

For the year ended 31 December	2016	RMB million 2015[1]

Net investment income[2]	109,207	97,654
+Net realized gains on financial assets	6,038	32,297
+Net fair value gains/(losses) through profit or loss	(7,094)	10,209
Gross investment income[3]	108,151	140,160
+Net share of profit of associates and joint ventures	5,855	1,974
Gross investment income including net share of profit of associates and joint ventures[4]	114,006	142,134
Net investment yield[5]	4.61%	4.45%
Gross investment yield[6]	4.56%	6.39%
Gross investment yield including net share of profit of associates and joint ventures[7]	4.65%	6.35%

Notes:

1.	The figures for the same period of last year were adjusted on the same basis.
2.	Net investment income include interest income from debt investments, interest income from deposits, dividend and bonus from equity investments, interest income from loans, net income from investment properties, etc.
3.	Gross investment income = Net investment income + Net realized gains/(losses) on financial assets + Net fair value gains/(losses) through profit or loss
4.	Gross investment income including net share of profit of associates and joint ventures = Gross investment income + Net share of profit of associates and joint ventures
5.	Net investment yield = Net investment income/((Investment assets at the beginning of the period + Investment assets at the end of the period)/2)
6.	Gross investment yield = Gross investment income/((Investment assets at the beginning of the period + Investment assets at the end of the period)/2)
7.	Gross investment yield including net share of profit of associates and joint ventures = (Gross investment income + Net share of profit of associates and joint ventures)/((Investment assets at the beginning of the period + Investments in associates and joint ventures at the beginning of the period + Investment assets at the end of the period + Investments in associates and joint ventures at the end of the period)/2)

China Life Insurance Company Limited    Annual Report 2016

Management Discussion and Analysis

In 2016, the balances of investment in fixed income assets and equity assets increased from the end of 2015. As the interest rate generally remained at a low level last year, the yields of the Company’s new investment in fixed income assets decreased, dividend income from equity investment increased as compared to last year and the overall interest income from investment portfolios achieved a stable growth. As affected by the stock market, the spread income and the fair value gains/(losses) through profit or loss decreased materially from last year, impairment losses increased, and the gross investment income decreased as compared to last year. During the Reporting Period, the net investment yield was 4.61%; the gross investment yield was 4.56%, and the gross investment yield including net share of profit of associates and joint ventures was 4.65%. The comprehensive investment yield taking into account the current net fair value changes of available-for-sale securities recognized in other comprehensive income4 was 2.43%.

3.	Major Investments

On 29 February 2016, the Company entered into a share purchase agreement with Citigroup Inc. (“Citigroup”) and an equity transfer agreement with IBM Credit LLC (“IBM Credit”) and Citigroup. Pursuant to such agreements, the Company purchased from Citigroup and IBM Credit an aggregate of 3,648,276,645 shares of CGB at a price of RMB6.39 per share for a total consideration of RMB23,312,487,761.55. Upon the closing of the transaction on 29 August 2016, the Company held 6,728,756,097 shares of CGB, representing 43.686% of the issued share capital of CGB, and became its single largest shareholder. CGB has a stronger differentiating competitive edge in retail, small and micro businesses and other sectors and a well-developed infrastructure construction, which enables it to have a sound foundation for accelerating its development in the future. CGB is highly complementary with the Company in aspects such as asset size, customers and business. After the Company becomes the single largest shareholder of CGB, both parties will have opportunities to collaborate for integrated development in various aspects, including sales channels, customer services and mid-office and back-office operations, which will optimize the operating efficiency, enhance customer loyalty and the capability of integrated financial services, and thereby increasing the comprehensive competitiveness and risk resistance ability. For details, please refer to the announcement published by the Company on the website of the SSE on 1 March 2016 and the announcement on the HKExnews website of the Hong Kong Exchanges and Clearing Limited on 29 February 2016.

During the Reporting Period, there was no other material equity investment or non-equity investment of the Company that is subject to disclosure requirements.

[4]	Comprehensive investment yield = (Gross investment income + Current net fair value changes of available-for-sale securities recognized in other comprehensive income)/((Investment assets at the beginning of the period + Investment assets at the end of the period) /2)

China Life Insurance Company Limited    Annual Report 2016

Management Discussion and Analysis

(IV)	Operational Support and Customer Services

With adherence to the “customer-oriented” operating concept and implementing the product diversification strategy with great efforts so as to meet multifarious demands of customers, the Company has been continuously committed to improve the customer experience and to work on the upgrades and development of our services. By the end of 2016, we had provided insurance services to over 500 million customers. In order to provide more convenient and efficient services, the Company actively applied technologies such as mobile Internet, big data and cloud computing. “E-Bao Mobile Customer Services System”, the Company’s on-line service system, has a total number of binding users of 10.99 million, and the number of online applications available on it has reached 49. Based on WeChat and other Internet channels, the Company launched “E-Settlement”, a mobile-based claims settlement service. With this service, the customers are able to remotely apply for claims settlement by themselves, which makes claims settlement service “available on fingertips”. In line with the social security insurance, a pilot program of direct payment for claims was introduced in various areas, which enabled customers to enjoy “five exemption” services (namely, exemption from case reporting, application and counter services, etc.) at home. Moreover, the Company entered into an agreement with the Institute of Medical Information, Chinese Academy of Medical Sciences, the National Health and Family Planning Commission of the People’s Republic of China, to carry out offsite settlement and reimbursement for medical services across provinces under the New Village Cooperative Medical Scheme. As accredited by the CRM Committee of the China Federation of IT Promotion, the “95519” Call Center received the award of “China’s Best Call Center of Year 2015-2016”. During the Reporting Period, the Company promptly responded to 31 critical emergency incidents, including the tour bus accident in Taiwan and the debris flow in Zhejiang Province, launched contingency plans immediately, simplified the procedures and sped up the process of claims settlement, actively performing the responsibility as a member of the insurance industry.

The Company continuously paid attention to the multifarious demands of customers, and strived to build customer service ecosphere in order to improve customer experience. During the Reporting Period, the Company held 12,579 activities in total, such as the 10th “Hand-in-Hand” series of customer service activities, the 6th “Little Painters of China Life”, China Life “Run for 700”, “China Life Lectures from Gurus” and the “Dream Project”, providing services for more than 7.67 million customers, which helped to maintain a good interaction with customers. Meanwhile, the Company continuously increased the global emergency services and VIP services in order to satisfy the multi-layer and personalized service requirements of customers.

China Life Insurance Company Limited    Annual Report 2016

Management Discussion and Analysis

In 2016, the Company pushed forward in full swing the establishment of a new generation of the integrated business processing system, a customer-based, responsive and safe and reliable system characterized by the application of the Internet. The Company is committed to improving its management and operation ability through process evolution. Starting from each aspect with respect to the operation and management of the life insurance business, and focusing on the improvement of customer experience and development of Internet services, the Company fully advanced the re-engineering and optimization of management and operation processes, effectively promoted the transformation of the Company’s business services to a more Internet-based service mode, and continuously enhanced the intensification and intelligent operation capability of the Company.

(V)	Internal Control and Risk Management

The Company continuously complied with Section 404 of the U.S. Sarbanes-Oxley Act. Meanwhile, it implemented procedures for the compliance with standard systems of corporate internal control by following the “Standard Regulations on Corporate Internal Control” and the “Implementation Guidelines for Corporate Internal Control” jointly issued by five PRC ministries and commissions including the Ministry of Finance, etc., and the “Basic Standards of Internal Control for Insurance Companies” issued by the CIRC. Pursuant to the requirements of the CIRC with respect to the China Risk Oriented Solvency System (C-ROSS), the Company pushed forward the establishment of a solvency risk management system, reinforced the mechanism of formation, transmission and application of the risk preference system, and implemented key risk monitoring and risk early-warning classification management, in order to enhance the Company’s ability of solvency risk management. The Company received an industry-leading score in the Solvency Aligned Risk Management Requirements and Assessment (“SARMRA”) conducted by the CIRC in 2016. The Company consistently followed the requirements under anti-money laundering laws and regulations, and performed legal responsibilities including client identity verification, documentation of client identity information and transaction records, money laundering risk classification and report of large sums and suspicious transaction data. Meanwhile, pursuant to external regulatory requirements, the Company conducted special governance on illegal fund raising activities and carried out the review and rectification in key risk areas, which improved the Company’s precaution capability in key risk areas.

In 2016, the Company actively utilized its internal audit and supervision function. In addition to conducting regular audits such as economic responsibility auditing and audit on connected transactions, the Company also conducted special audit projects based on a risk-oriented approach, focusing on audits on the management of orphan policies, supplementary major medical insurance and solvency risk management system. The Company further strengthened the rectification actions with respect to issues identified from audits, so as to improve the Company’s audit rectification system and ensure that the Company operates in compliance with legal requirements.

China Life Insurance Company Limited    Annual Report 2016

Management Discussion and Analysis

II	ANALYSIS OF MAJOR ITEMS OF THE CONSOLIDATED FINANCIAL STATEMENTS

(I)	Analysis of Major Items of the Consolidated Statement of Comprehensive Income

1.	Revenues

				RMB million
For the year ended 31 December	2016	2015	Change	Main Reasons for Change

Net premiums earned	426,230	362,301	17.6%	—
Life insurance business	361,649	308,081	17.4%	Fast growth in the first-year regular premiums and renewals
Health insurance business	50,590	40,855	23.8%	Catering to the demand of the market, the Company took efforts to develop health insurance business
Accident insurance business	13,991	13,365	4.7%	Further optimization of business structure and a decrease in certain high claims settlement business
Investment income*	109,147	97,582	11.9%	Please refer to the table below
Net realised gains on financial assets	6,038	32,297	-81.3%	Substantial decrease in spread income of stocks and funds influenced by the fluctuation of the capital market
Net fair value gains/(losses) through profit or loss	(7,094)	10,209	N/A	Substantial decrease in spread income of stocks influenced by the fluctuation of the capital market
Other income	6,460	5,060	27.7%	An increase in commission fees earned from CLP&C

China Life Insurance Company Limited    Annual Report 2016

Management Discussion and Analysis

*Investment Income

				RMB million
For the year ended 31 December	2016	2015	Change	Main Reasons for Change

Investment income from securities at fair value through profit or loss	6,210	1,708	263.6%	An increase in interest income resulting from the growing scale of trading bonds, mainly including commercial papers and corporate bonds
Investment income from available-for-sale securities	37,243	27,476	35.5%	An increase in dividend income from available-for-sale equity investment
Investment income from held-to-maturity securities	24,854	24,541	1.3%	An increase in the allocation of bonds, but with a decline of the rate of return for reinvestments and newly added allocations under the low interest rate environment
Investment income from bank deposits	27,851	32,285	-13.7%	A decrease in negotiated deposits, and a decline of the rate of return for newly added allocations under the low interest rate environment
Investment income from loans	12,018	11,115	8.1%	An increase in the investments of other loans
Other investment income	971	457	112.5%	An increase in the scale of securities purchased under agreements to resell

Total	109,147	97,582	11.9%	—

China Life Insurance Company Limited    Annual Report 2016

Management Discussion and Analysis

2.	Benefits, Claims and Expenses

				RMB million
For the year ended 31 December	2016	2015	Change	Main Reasons for Change

Insurance benefits and claims expenses	407,045	352,219	15.6%	—
Life insurance business	360,922	313,612	15.1%	An increase in maturities payable and annuity payment of life insurance business
Health insurance business	40,513	34,398	17.8%	An increase in the scale of health insurance business
Accident insurance business	5,610	4,209	33.3%	Fluctuation in claims expenses of certain business
Investment contract benefits	5,316	2,264	134.8%	An increase in the scale of investment contracts
Policyholder dividends resulting from participation in profits	15,883	33,491	-52.6%	A decrease in investment yield from participating accounts
Underwriting and policy acquisition costs	52,022	35,569	46.3%	An increase in underwriting costs for first-year regular premium business resulting from the growth of the Company’s business and the optimization of its business structure
Finance costs	4,767	4,320	10.3%	An increase in interest income from securities sold under agreements to repurchase
Administrative expenses	31,854	27,458	16.0%	The growth of business
Other expenses	4,859	7,428	-34.6%	Since 1 May 2016, the Company’s income from financial and insurance services is subject to the value-added tax instead of the business tax
Statutory insurance fund contribution	1,048	743	41.0%	The growth of insurance business

China Life Insurance Company Limited    Annual Report 2016

Management Discussion and Analysis

3.	Profit before Income Tax

				RMB million
For the year ended 31 December	2016	2015	Change	Main Reasons for Change

Life insurance business	14,732	40,921	-64.0%	A decrease in gross investment income and the impact of the update of discount rate assumption of reserves of traditional insurance contracts
Health insurance business	2,093	557	275.8%	Improvement on health insurance business structure
Accident insurance business	852	1,753	-51.4%	An increase in claims expenses
Other businesses	6,165	2,700	128.3%	Affected by an increase in net share of profit of associates and joint ventures

4.	Income Tax

During the Reporting Period, income tax of the Company was RMB4,257 million, a year-on-year decrease of 60.4%. This was primarily due to the combined impact of the taxable income and deferred tax.

5.	Net Profit

During the Reporting Period, net profit attributable to equity holders of the Company was RMB19,127 million, a year-on-year decrease of 44.9%. This was primarily due to the decrease in gross investment income and the impact of the update of discount rate assumption of reserves of traditional insurance contracts.

China Life Insurance Company Limited    Annual Report 2016

Management Discussion and Analysis

(II)	Analysis of Major Items of the Consolidated Statement of Financial Position

1.	Major Assets

	As at 31	As at 31		RMB million
	December 2016	December 2015	Change	Main Reasons for Change

Investment assets	2,453,283	2,287,639	7.2%	—
Term deposits	538,325	562,622	-4.3%	A decrease in the scale of negotiated deposits
Held-to-maturity securities	594,730	504,075	18.0%	An increase in the allocation of bonds
Available-for-sale securities	766,423	770,516	-0.5%	—
Securities at fair value through profit or loss	209,124	137,990	51.6%	An increase in the scale of trading bonds, mainly including commercial papers and corporate bonds
Securities purchased under agreements to resell	43,538	21,503	102.5%	The needs for liquidity management
Cash and cash equivalents	67,046	76,096	-11.9%	The needs for liquidity management
Loans	226,573	207,267	9.3%	An increase in the investments of policy loans and other loans
Statutory deposits – restricted	6,333	6,333	—	—
Investment properties	1,191	1,237	-3.7%	The depreciation of investment properties
Investments in associates and joint ventures	119,766	47,175	153.9%	New investments in associates and joint ventures and an increase in associates’ interests

China Life Insurance Company Limited    Annual Report 2016

Management Discussion and Analysis

2.	Major Liabilities

				RMB million
	As at 31 December 2016	As at 31 December 2015	Change	Main Reasons for Change

Insurance contracts*	1,847,986	1,715,985	7.7%	The accumulation of insurance liabilities from new insurance business and renewal business
Investment contracts	195,706	84,106	132.7%	An increase in the scale of certain investment contract accounts
Securities sold under agreements to repurchase	81,088	31,354	158.6%	The needs for liquidity management
Policyholder dividends payable	87,725	107,774	-18.6%	A decrease in investment yield from participating accounts
Annuity and other insurance balances payable	39,038	30,092	29.7%	An increase in maturities payable
Interest-bearing loans and other borrowingsNote	16,170	2,643	511.8%	An increase in borrowings in foreign currency
Bonds payable	37,998	67,994	-44.1%	Redemption of certain subordinated term debts
Deferred tax liabilities	7,768	16,953	-54.2%	Affected by a decrease in the fair value of available-for-sale securities

Note:    Interest-bearing loans and other borrowings include a five-year bank loan of GBP275 million with a maturity date on 17 June 2019, a three-year bank loan of USD948 million with a maturity date on 27 September 2019, a three-year bank loan of USD940 million with a maturity date on 30 September 2019 and a six-month bank loan of EUR100 million with a maturity date on 9 June 2017. All of the above are fixed rate loans.

* Insurance Contracts

		RMB million
	As at 31 December 2016	As at 31 December 2015
Life Insurance	1,762,363	1,652,469
Health Insurance	77,837	57,024
Accident Insurance	7,786	6,492

Total of Insurance Contracts	1,847,986	1,715,985

As at the date of the statement of financial position, the reserves of various insurance contracts of the Company passed the liability adequacy test.

China Life Insurance Company Limited    Annual Report 2016

Management Discussion and Analysis

3.	Equity Holders’ Equity

As at the end of the Reporting Period, equity holders’ equity was RMB303,621 million, a 5.9% decrease from the end of 2015. This was primarily due to the impact of profit distribution and total comprehensive income during the Reporting Period.

(III)	Analysis of Cash Flows

1.	Liquidity Sources

Our principal cash inflows come from insurance premiums, income from non-insurance contracts, interest income, dividend and bonus, and proceeds from sales and maturity of financial assets. The primary liquidity risks with respect to these cash inflows are the risk of surrender by contract holders and policyholders, as well as the risks of default by debtors, interest rate fluctuations and other market volatilities. We closely monitor and manage these risks.

Our cash and bank deposits can provide us with a source of liquidity to meet normal cash outflows. As at the end of the Reporting Period, the balance of cash and cash equivalents was RMB67,046 million. In addition, the vast majority of our term deposits in banks allow us to withdraw funds on deposit, subject to a penalty interest charge. As at the end of the Reporting Period, the amount of term deposits was RMB538,325 million.

Our investment portfolio also provides us with a source of liquidity to meet unexpected cash outflows. We are also subject to market liquidity risk due to the large size of our investments in some of the markets in which we invest. In some circumstances, some of our holdings of investment securities may be large enough to have an influence on the market value. These factors may adversely affect our ability to sell these investments or sell them at a fair price.

2.	Liquidity Uses

Our principal cash outflows primarily relate to the payables for the liabilities associated with our various life insurance, annuity, accident insurance and health insurance products, operating expenses, income taxes and dividends that may be declared and paid to our equity holders. Cash outflows arising from our insurance activities primarily relate to benefit payments under these insurance products, as well as payments for policy surrenders, withdrawals and policyholder loans.

We believe that our sources of liquidity are sufficient to meet our current cash requirements.

China Life Insurance Company Limited    Annual Report 2016

Management Discussion and Analysis

3.	Consolidated Cash Flows

The Company has established a cash flow testing system, and conducts regular tests to monitor the cash inflows and outflows under various scenarios and adjusts the asset portfolio accordingly to ensure sufficient sources of liquidity.

				RMB million
For the year ended 31 December	2016	2015	Change	Main Reasons for Change

Net cash inflow/(outflow) from operating activities	89,098	(18,811)	N/A	An increase in the insurance income and the growth in the scale of the investment contract accounts
Net cash inflow/(outflow) from investing activities	(104,703)	67,047	N/A	The needs for investment management
Net cash inflow/(outflow) from financing activities	6,270	(19,415)	N/A	The needs for liquidity management
Foreign exchange gains/ (losses) on cash and cash equivalents	285	241	18.3%	—
Net increase/(decrease) in cash and cash equivalents	(9,050)	29,062	N/A	—

III	SOLVENCY RATIO

An insurance company shall have the capital commensurate with its risks and business scale. According to the nature and capacity of loss absorption by capital, the capital of an insurance company is classified into the core capital and the supplementary capital. The core solvency ratio is the ratio of core capital to minimum capital, which reflects the adequacy of the core capital of an insurance company. The comprehensive solvency ratio is the ratio of the sum of core capital and supplementary capital to minimum capital, which reflects the overall capital adequacy of an insurance company. The following table shows our solvency ratios as at the end of the Reporting Period:

	As at 31 December 2016	RMB million As at 31 December 2015 (unaudited)
Core capital	639,396	633,779
Actual capital	677,768	702,076
Minimum capital	228,080	195,553
Core solvency ratio	280.34%	324.10%
Comprehensive solvency ratio	297.16%	359.02%

Note:	The China Risk Oriented Solvency System was formally implemented on 1 January 2016. This table is compiled according to the rules of the system.

The decrease in the Company’s solvency ratio was mainly due to the impact of the higher minimum capital requirement as a result of the growth of the Company’s insurance business.

China Life Insurance Company Limited    Annual Report 2016

Management Discussion and Analysis

IV	ANALYSIS OF CORE COMPETITIVENESS

The Company has the advantage of very strong brand recognition. It is the only life insurance company in China with shares listed on the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the New York Stock Exchange. It is also a core member of China Life Insurance (Group) Company which is one of the “Fortune Global 500” and the “World’s 500 Most Influential Brands”. In 2016, the brand of China Life has been ranked as one of the “World’s 500 Most Influential Brands” published by World Brand Lab for ten consecutive years. The brand was also ranked as No. 4 on the “China’s 500 Most Valuable Brands” list, with brand value estimated at RMB253,628 million, ranking No. 1 among the insurance industry.

The Company has an extensive services and distribution network, with its business outlets and services counters covering both urban and rural areas. It has 1,495,000 exclusive individual agents, 85,000 direct sales representatives and 234,000 sales representatives at those bancassurance outlets, which forms a unique distribution and services network in China and makes the Company become the life insurance service provider close to customers. Making use of internationally leading information technology and expanding telephone, Internet, email and other electronic service channels, the Company strives to meet customer demand for purchasing insurance products through multiple channels.

The Company has an extensive customer base. As at 31 December 2016, the Company had approximately 246 million long-term individual and group life insurance policies, annuity contracts and long-term health insurance policies in force.

The Company possesses great financial strength. As at 31 December 2016, the registered capital and the total assets of the Company were RMB28,265 million and RMB2,696,951 million, respectively, which ranked No. 1 in China’s life insurance industry. As at the end of 2016, the total market capitalization of the Company was USD91.6 billion, which ranked No. 3 among all listed insurance companies in the world.

The Company is one of the largest institutional investors in China, and becomes one of the largest insurance asset management companies in China through its controlling shareholding in China Life Asset Management Company Limited. As at 31 December 2016, the investment assets reached RMB2,453,283 million, an increase of 7.2% from the end of 2015.

The Company has rich experience in life insurance management. The predecessor of China Life was the first enterprise to underwrite life insurance business in China, and played the role of an explorer and pioneer in China’s life insurance industry. During the long course of its development, the Company has accumulated a wealth of experience in operation and management, has a stable, professional management team, and has become well versed in the art of management in China’s life insurance market. The Company’s key management teams and personnel comprise those who have in-depth knowledge and understanding of the life insurance market in China, including members of the Company’s senior management, qualified underwriting personnel, actuaries and experienced investment managers. During the Reporting Period, there was no movement of these personnel which might have material impacts on the Company.

V	SALE OF MATERIAL ASSETS AND EQUITY

During the Reporting Period, there was no sale of material assets and equity of the Company.

China Life Insurance Company Limited    Annual Report 2016

Management Discussion and Analysis

VI	BUSINESS OPERATIONS OF OUR MAIN SUBSIDIARIES AND AFFILIATES

Company Name	Major Business Scope	Registered Capital	Shareholding	Total Assets	Net Assets	RMB million Net Profit
China Life Asset Management Company Limited	Management and utilization of proprietary funds; acting as agent or trustee for asset management business; consulting business relevant to the above businesses; other asset management business permitted by applicable PRC laws and regulations	4,000	60%	8,284	7,548	991

China Life Pension Company Limited	Group pension insurance and annuity; individual pension insurance and annuity; short-term health insurance; accident insurance; reinsurance of the above insurance businesses; business for the use of insurance funds that are permitted by applicable PRC laws and regulations; pension insurance asset management product business; management of funds in RMB or foreign currency as entrusted by entrusting parties for the retirement benefit purpose; other businesses permitted by the CIRC	3,400	70.74% is held by the Company, and 3.53% is held by AMC	3,697	3,070	143

China Life Property and Casualty Insurance Company Limited	Property loss insurance; liability insurance; credit insurance and bond insurance; short-term health insurance and accident insurance; reinsurance of the above insurance businesses; business for the use of insurance funds that are permitted by applicable PRC laws and regulations; other business permitted by the CIRC	15,000	40%	72,773	19,823	1,157

China Guangfa Bank Co., Ltd.	The businesses approved by the China Banking Regulatory Commission including commercial banking businesses such as public and private deposits, loans, payment and settlement, and capital business	15,402	43.686%	2,047,592	105,974	9,504

Note:	For details, please refer to Note 8 and Note 33(e) in the Notes to the Consolidated Financial Statements in this annual report.

VII	STRUCTURED ENTITIES CONTROLLED BY THE COMPANY

Details of structured entities controlled by the Company is set out in Note 39(c) in the Notes to the Consolidated Financial Statements in this annual report.

China Life Insurance Company Limited    Annual Report 2016

Management Discussion and Analysis

VIII	FUTURE PROSPECT AND RISK ANALYSIS

In 2017, the Company will strengthen its in-depth analysis of macro-economic trends and complex risk factors to maintain its continuous and healthy growth. The major risk factors which may have an impact on the Company’s future development strategy and business objectives include:

(1)	Macro-economic Risks

In 2017, given the rising “de-globalization” ideology and protectionism tendency, unclear policies for major economies and their spillover effects as well as significantly increasing instabilities and uncertainties, the global economy is expected to continue its slow growth. Overall, we estimate the domestic economy will achieve a slower but stable performance with good momentum for growth, however, with a shaky ground to stabilize our economy which is in a critical stage of overcoming obstacles, a lot of problems and difficulties will arise during our economic development. Changes in international and domestic markets will be transferred to the insurance industry through multiple channels such as the real economy, financial markets and consumer demands, which will in turn affect the business development, asset management and solvency in various aspects.

(2)	Business Risks

Currently, China’s financial market is susceptible to high risks. Although systematic risks are generally in control, risks such as non-performing assets risk, liquidity risk and bond default risk are cumulating. Meanwhile, the potential long-term low interest rate environment will put more challenges on the management of the Company’s assets and liabilities, and the Company will need to make more efforts to prevent risks in relation to negative interest spread and mismatching of assets and liabilities. The CIRC has greatly advocated the essential function of protection of the insurance industry, and has promulgated regulatory policies with respect to adjusting and regulating the development of short- and medium-term insurance business, asset management and others. Affected by these factors, the Company will have certain pressures to maintain rapid business growth with growing uncertainties and complexities. Due to factors such as investment income and the cost of liabilities, there may be higher possibility of fluctuation of the Company’s profits. In addition, the operational and financial risks of associated enterprises and the fluctuation in their profitability may undermine the expected returns on investment, which would have an impact on the Company’s profitability.

(3)	Investment Risks

In light of the complexity of the domestic and international economies, as well as the greater volatility of the financial markets, the market risk related to investment portfolios and credit risk may increase; and if the low interest rate environment continues for a long time, the Company will face more challenges on asset allocation, and the risk of assets and liabilities mismatching will increase. Meanwhile, the Company may develop new investment channels, utilize new investment vehicles or appoint new investment managers. All of the above may affect the Company’s investment income and the book value of its assets, and thus result in a greater fluctuation of the Company’s profits. Moreover, some of the Company’s assets are held in foreign currencies, which may be subject to foreign exchange risks due to fluctuation in exchange rate.

China Life Insurance Company Limited    Annual Report 2016

Management Discussion and Analysis

In 2017, the Company will maintain its strategic consistency and have a tactic flexibility, stick to the guideline of supply-side reform, and strictly follow the protection coverage function of insurance. Meanwhile, by following the operating guideline of “prioritizing value, strengthening sales force, optimizing business structure, achieving stable growth and safeguarding against risks”, the Company will continually facilitate the implementation of “Three Strategies” in relation to development of individual insurance and markets in large- and medium-sized cities and rural areas, push forward the three critical tasks of accelerated growth, transformation and upgrade and risk prevention and control, achieve all annual targets for performance assessment in a wrap-around way by means of considerate planning, target execution and hardwork, so as to relentlessly improve the Company’s core competitiveness and sustainable development capability and strive to build a world-class life insurance company. Given the above mentioned risk factors, the Company will firmly adhere to its established development strategies, and fine-tune its business development objectives in accordance with changing situations to an appropriate extent, so as to efficiently respond to challenges from market competitors and changes in the external environment.

It is expected that the Company will have sufficient capital to meet its insurance business expenditures and new investment needs in general in 2017. At the same time, if there is any further capital demands, the Company will make corresponding financing arrangements based on capital market conditions to further implement its future business development strategies.

China Life Insurance Company Limited     Annual Report 2016

Report of the Board of Directors

Directors of the Company during the Reporting Period and up to the date of this report were as follows:

Executive Directors	Yang Mingsheng (Chairman)
Lin Dairen Xu Hengping Xu Haifeng

Non-executive Directors	Miao Jianmin
	Zhang Xiangxian	(resigned with effect from 3 August 2016 due to age reason)
Wang Sidong
Liu Jiade

Independent Directors	Anthony Francis Neoh	(retired upon expiry of the term with effect from 20 July 2016)
Chang Tso Tung Stephen
	Huang Yiping	(resigned with effect from 7 March 2016 pursuant to the relevant policies)
Robinson Drake Pike
	Tang Xin	(appointed as Director with effect from 7 March 2016)
	Leung Oi-Sie Elsie	(appointed as Director with effect from 20 July 2016)

China Life Insurance Company Limited    Annual Report 2016

Report of the Board of Directors

1.	PRINCIPAL BUSINESS

The Company is a leading life insurance company in China and possesses an extensive distribution network comprising exclusive agents, direct sales representatives, and dedicated and non-dedicated agencies, providing products and services such as individual and group life insurance, accident and health insurance. The Company is one of the largest institutional investors in China, and becomes one of the largest insurance asset management companies in China through its controlling shareholding in China Life Asset Management Company Limited. The Company also has controlling shareholding in China Life Pension Company Limited.

2.	BUSINESS REVIEW

(I)	Overall operation of the Company during the Reporting Period

For details of the overall operation of the Company during the Reporting Period, the future development of its business and the principal risks faced by it, please refer to the sections of “Management Discussion and Analysis” and “Internal Control and Risk Management” in this annual report. These discussions form part of the “Report of the Board of Directors”.

(II)	Environmental policies and performance of the Company

The Company responded to the call from the PRC government for energy saving and emission reduction, put into practice the concept of green development and actively promoted green operations and green services. Through the enhancement of all employees’ awareness on energy saving, adoption of various energy saving technologies and promotion of energy saving measures, etc., the Company greatly put forward any work associated with energy saving and emission reduction. While maintaining its business development pace, the Company reduced its energy consumption in the head office, the level of its paperless offices was increasingly enhanced and the utilization rate of intelligent communication equipment was improved in an efficient and effective manner, which as a result provided its customers with products and services that are more user-friendly, environmental-friendly and high-quality.

Local branches of the Company reported and submitted to the head office the measuring data of water, electricity, gas and heating supplies on a quarterly basis in strict compliance with the “Provisional Measures for the Administration of Energy Saving and Emission Reduction”, so that the Company can better monitor energy consumption data, and manage and control energy consumption in a reasonable manner.

By taking advantage of the new technological means of Internet platform, the Company launched electronic documents, electronic insurance policies and office automation to effectively save the paper consumption resulting from paper cheques, letters and insurance policies. The Company constantly improved its statistics mechanism for the collection of environmental information, and regulated the utilization, repair and retirement of measuring instruments and equipment for water, electricity, gas, heating and other supplies. The Company established the Research & Development Center and Data Center to form a centralized operational services system, which lowered carbon emissions while enhancing its efficiency. The Company strengthened the management of office buildings of its head office, and established a management system for energy saving to save energy, reduce wastages and optimize procedures, thus cutting down energy consumption and carbon emissions in every aspect of operation.

China Life Insurance Company Limited    Annual Report 2016

Report of the Board of Directors

(III)	Compliance by the Company with the relevant laws and regulations that have a significant impact

The Company adhered to the principles of being trustworthy, assuming risks, emphasizing on services and being legal compliant, and insisted on the business compliance concepts of “being compliant from the top level, having responsibility for all to be compliant, and creating value from compliance”, strictly observed and effectively implemented applicable laws and regulations and regulatory requirements, such as the Insurance Law, the Company Law, the “Regulations for the Administration of Insurance Companies”, seriously applied the “Notice on Comprehensively Launching a Pilot Project for the Levy of Value added Tax in Place of Business Tax” published by the Ministry of Finance of the PRC, the “Notice on Matters Relevant to Further Improving the Actuarial System for Personal Insurance”, the “Notice on Strengthening the Supervision on Personal Insurance Products” and the “Notice on Issues concerning the Administrative Licensing for Banking Sideline Insurance Agents” published by the CIRC. The Company vigorously developed risk protection and long-term savings businesses, constantly improved the relevant rules and mechanisms concerning product design, business operation and taxation management, and offered full cooperation, support and protection for the three strategic missions of the Company – speedy development, transformation and upgrade, and prevention and control of risks.

(IV)	Relationship between the Company and its customers

While actively performing its obligations to insurance policies, the Company bears in mind the core mission of an enterprise to provide high quality services to its customers. The Company regards customer satisfaction and customer experience as the basic standards for assessing its services, and established a customer-oriented business model in order to create value for its customers. As at the end of the Reporting Period, the Company provided insurance services for more than 500 million customers. The result of customer satisfaction increased by 1.14% year-on-year, and the result of customer loyalty remained stable.

With the customers’ demands in mind, the Company consistently broadened its value-added services and continued to improve customer experience. In 2016, the Company further promoted the global VIP care services, and constantly improved the services including the international travel and medical emergency services, the PRC medical emergency services, 12-hour health consultation hotlines and the global VIP benefit services, with a view to satisfying the multi-layer and personalized service requirements of its customers. The Company organized the 10th “Hand-in-Hand” series of customer service activities, which amounted to a total of 12,579 activities, serving approximately 7.67 million customers. Such activities mainly included the following: by conducing the 10th China Life customer festival activities under the theme of “Hand-in-hand with China Life for Better Health All Along” across China, the Company constantly paid attention to the health of customers; by conducting a variety of outdoor running and hiking activities, the Company was committed to establishing a platform of “enjoying healthy life through scientific sports” for customers; by conducting the “China Life Lectures from Gurus” activity, the Company enhanced the knowledge of its customers on healthy life, scientific sports and first aid; by organizing the 6th “Little Painters of China Life” series of activities, the Company was consistently concerned about the growth and education of teenagers and children; by organizing series of activities such as the “Dream Project”, the Company assisted its customers in realizing their beautiful dreams. The Company also continuously improved its services and deepened the customers’ understanding through a variety of customer activities, thus maintaining good interaction with its customers.

China Life Insurance Company Limited    Annual Report 2016

Report of the Board of Directors

The Company was committed to offering convenient and professional services to its customers by adopting innovative form of customer services and actively applying technologies, such as mobile Internet, big data and cloud computing, in a bid to enhance the service capacity of e-channel, call center and sales force and to improve customer experience. In addition, the Company enhanced its protection of the rights and interests of insurance customers by consistently improving a mechanism for protection of such rights and interests, and intensified its supervisory function through assessment.

(V)	Relationship between the Company and its employees

The Company created a harmonious labor relationship according to law and entered into employment contracts with its employees in a timely manner. The Company strengthened the management of employees in all aspects by establishing the following three mechanisms: an employee team management mechanism with the characteristics of basic level orientation, combination of training and utilization of employees, hierarchical responsibility and unified regulation; a performance management mechanism that is result-oriented, adopts vertical assessment and horizontal ranking, and focuses on application; and a remuneration distribution mechanism that is based on the principles of salary determined by position, remuneration paid based on performance, emphasis on incentives and preference to the local level. The Company was concerned about the overall development of employees, and actively facilitated the career development of employees through various means, such as education and training, regular job rotation, local office secondment, base platform exercises, and cultivation of professional leaders and talents. The Company attached importance to humanistic concern by safeguarding the legitimate rights and interest of employees in a practical manner, encouraging and guiding employees to arrange their casual leave and annual leave in a scientific way, with an aim to achieving work-life balance.

The Company actively promoted the construction of a democratic management system with employee representative meetings as its basic form to protect the democratic rights of employees and to facilitate the joint development between employees and enterprise. Its head office and branches have fully established the system of employee representative meetings, organized their respective employees to perform democratic management and supervisory role according to law, and inspected and monitored the implementation of any resolutions adopted by employee representative meetings, thus carrying out the supervisory and performing functions of proposals in a serious manner and constantly improving democratic management. According to the spirit of alleviating poverty proposed at the Central Poverty Alleviation and Development Conference, the Company formulated a special plan for warm families for 2016-2018 so as to establish and improve a multi-level assistance and support system for needy employees.

For details regarding the Company’s employees (including the number of employees, composition of professionals, educational levels, remuneration policy and training program), please refer to the section “Directors, Supervisors, Senior Management and Employees” in this annual report.

3.	FORMULATION AND IMPLEMENTATION OF PROFIT DISTRIBUTION POLICY

(I)	In accordance with Article 211 of the Articles of Association, the basic principles of the Company’s profit distribution are as follows:

1.	The Company shall take the investment return for investors into full account and allocate the required percentage of the Company’s realized distributable profits to shareholders as dividends each year;

China Life Insurance Company Limited    Annual Report 2016

Report of the Board of Directors

2.	The Company shall maintain a sustainable and steady profit distribution policy and at the same time take into consideration the Company’s long-term interest, general interest of all the shareholders and the sustainable development of the Company;

3.	The Company shall give priority to cash dividends as its profit distribution manner.

(II)	In accordance with Article 212 of the Articles of Association, the Company’s profit distribution policy is as follows:

1.	Profit distribution modes: The Company may distribute dividends in the form of cash or shares or a combination of cash and shares. If practicable, the Company may distribute interim dividends. The Company’s dividends shall not bear interest, save in the case where the Company fails to distribute the dividends to the shareholders on the day when dividends were due to have been distributed.

2.	Conditions for and percentage of distribution of cash dividends: If the Company makes profits in a given year and the cumulative undistributed profit is positive, the Company shall distribute dividends in the form of cash and the cumulative profits distributed in cash over the past three years by the Company shall be no less than thirty percent (30%) of the average annual distributable profits.

3.	Conditions for distribution of share dividends: If the Company’s operation is sound and the Board of Directors is of the opinion that share dividends distribution is in the interest of all the Company’s shareholders since the Company’s stock price does not match the Company’s share capital, the Company may propose a share dividends distribution plan if the conditions for cash dividends listed above are satisfied.

In addition, the Company’s profit distribution is required to comply with relevant regulatory requirements. If the Company’s core solvency ratio or comprehensive solvency ratio does not meet the minimum requirements, the CIRC may adopt regulatory measures against the Company due to its failure to meet the minimum requirements, which may restrict the Company’s ability to distribute dividends to its shareholders.

(III)	In accordance with Article 213 of the Articles of Association, the procedures of reviewing the Company’s profit distribution proposal is as follows:

The Company’s profit distribution proposal shall be reviewed by the Board of Directors. The Board of Directors shall have a sufficient discussion of the reasonableness of the profit distribution proposal. After a special resolution regarding the proposal is reached and independent opinions have been given by the Company’s Independent Directors, the proposal shall be submitted to the Company’s general meeting for approval. In reviewing the profit distribution proposal, the Company shall provide Internet-based voting mechanism to the shareholders. When deliberating on specific cash dividend proposal by the Company’s general meeting, the Company shall make active communication with shareholders, especially small-and medium-sized shareholders, through various channels. The Company shall also fully solicit opinions and appeals from small- and medium-sized shareholders, and give timely reply to concerns of small- and medium-sized shareholders.

China Life Insurance Company Limited    Annual Report 2016

Report of the Board of Directors

(IV)	Profit distribution plan and public reserves capitalization plan

1.	Profit distribution plan or public reserves capitalization plan for the year of 2016

In accordance with the profit distribution plan for the year 2016 approved by the Board on 23 March 2017, with the appropriation to its discretionary surplus reserve fund of RMB1,927 million (10% of the net profit for 2016), the Company, based on 28,264,705,000 shares in issue, proposed to distribute cash dividends amounting to RMB6,784 million to all shareholders of the Company at RMB0.24 per share (inclusive of tax). The foregoing profit distribution plan is subject to the approval by the 2016 Annual General Meeting to be held on 31 May 2017 (Wednesday). Dividends payable to domestic shareholders are declared, valued and paid in RMB. Dividends payable to shareholders of the Company’s foreign-listed shares are declared and valued in RMB and paid in the currency of the jurisdiction in which the foreign-listed shares are listed (if the Company is listed in more than one jurisdiction, dividends shall be paid in the currency of the Company’s principal jurisdiction of listing as determined by the Board). The Company shall pay dividends to shareholders of foreign-listed shares in conformity with the PRC regulations on foreign exchange control. If no such regulations are in place, the applicable exchange rate is the average closing rate published by the People’s Bank of China one week before the declaration of the distribution of dividends.

No public reserve capitalization is provided for in the profit distribution plan for the current financial year.

The profit distribution policy of the Company complied with the Articles of Association and the examination and approval procedures of the Company, clearly defined the dividend distribution standards and percentage and the decision-making procedures and system. Small- and medium-sized shareholders of the Company have sufficient opportunities to express their opinions and appeals, and their legitimate rights have been well protected. The Independent Directors diligently considered the profit distribution policy and expressed their independent opinion in this regard.

2.	The dividend distribution of the Company for the recent 3 years is as follows:

						RMB million
Year in which dividends were distributed	Number of bonus stocks per ten shares (shares)	Amount of dividends per ten shares (RMB) (including tax)	Transfer of public reserve into share capital per ten shares (shares)	Amount of cash dividends (including tax)	Net profit attributable to equity holders of the Company in the consolidated statements for the year in which dividends were distributed	Percentage of amount of cash dividends in net profit attributable to equity holders of the Company in the consolidated statements
2016	—	2.4	—	6,784	19,127	35%
2015	—	4.2	—	11,871	34,699	34%
2014	—	4.0	—	11,306	32,211	35%

China Life Insurance Company Limited    Annual Report 2016

Report of the Board of Directors

4.	CHANGES IN ACCOUNTING ESTIMATES

The changes in accounting estimates of the Company during the Reporting Period are set out in Note 3 in the Notes to the Consolidated Financial Statements in this annual report.

5.	RESERVES

Details of the reserves of the Company are set out in Note 36 in the Notes to the Consolidated Financial Statements in this annual report.

6.	CHARITABLE DONATIONS

The total amount of charitable donations made by the Company during the Reporting Period was approximately RMB142 million.

7.	PROPERTY, PLANT AND EQUIPMENT

Details of the movement in property, plant and equipment of the Company are set out in Note 6 in the Notes to the Consolidated Financial Statements in this annual report.

8.	SHARE CAPITAL

Details of the movement in share capital of the Company are set out in Note 34 in the Notes to the Consolidated Financial Statements in this annual report.

9.	INFORMATION OF TAX DEDUCTION FOR HOLDERS OF LISTED SECURITIES

Shareholders are taxed and/or enjoy tax relief for the dividend income received from the Company in accordance with the “Individual Income Tax Law of the People’s Republic of China”, the “Enterprise Income Tax Law of the People’s Republic of China”, and relevant administrative rules, governmental regulations and guiding documents. Please refer to the announcement published by the Company on the website of the SSE on 9 June 2016 for the information on income tax in respect of the dividend distributed to A Share shareholders during the Reporting Period, and the announcement published by the Company on the HKExnews website of the Hong Kong Exchanges and Clearing Limited on 30 May 2016 for the information on income tax in respect of the dividend distributed to H Share shareholders during the Reporting Period.

10.	PURCHASE, SALE OR REDEMPTION OF THE COMPANY’S SECURITIES

During the Reporting Period, the Company and its subsidiaries did not purchase, sell or redeem any of the Company’s listed securities.

11.	H SHARE STOCK APPRECIATION RIGHTS

No H Share Stock Appreciation Rights of the Company were granted or exercised in 2016. The Company will deal with such rights and related matters in accordance with the PRC governmental policies.

12.	DAY-TO-DAY OPERATIONS OF THE BOARD

Details of the Board meetings and the Board’s performance of its duties during the Reporting Period are set out in the section headed “Corporate Governance” in this annual report.

China Life Insurance Company Limited    Annual Report 2016

Report of the Board of Directors

13.	DIRECTORS’ AND SUPERVISORS’ SERVICE CONTRACTS

None of the Directors or Supervisors has entered into any service contract with the Company and its subsidiaries that are not terminable within one year or can only be terminated by the Company with payment of compensation (other than statutory compensation).

14.	INTERESTS OF DIRECTORS AND SUPERVISORS (AND THEIR CONNECTED ENTITIES) IN MATERIAL TRANSACTIONS, ARRANGEMENTS OR CONTRACTS

None of the Directors or Supervisors (and their connected entities) is or was materially interested, directly or indirectly, in any transaction, arrangement or contract of significance entered into by the Company or its controlling shareholders or any of their respective subsidiaries at any time during the Reporting Period or subsisted at the end of the Reporting Period.

15.	DIRECTORS’ AND SUPERVISORS’ RIGHTS TO ACQUIRE SHARES

No arrangements to which the Company, any of its subsidiaries or holding companies, or any subsidiary of the Company’s holding companies is a party, and whose objects are, or one of whose objects is, to enable Directors or Supervisors (including their spouses and children under the age of 18) to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate, subsisted at any time during the Reporting Period or at the end of the Reporting Period.

16.	DISCLOSURE OF INTERESTS OF DIRECTORS, SUPERVISORS AND THE CHIEF EXECUTIVE IN THE SHARES OF THE COMPANY

As at the end of the Reporting Period, none of the Directors, Supervisors and the chief executive of the Company had any interests or short positions in the shares, underlying shares or debentures of the Company or its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) (the “SFO”)) that were required to be recorded in the register of the Company required to be kept pursuant to Section 352 of the SFO or which had to be notified to the Company and the HKSE pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) as set out in Appendix 10 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”). In addition, the Board has created a code of conduct in relation to the sale and purchase of the Company’s securities by Directors and Supervisors, which is no less stringent than the Model Code. Upon specific inquiry by the Company, the Directors and Supervisors have confirmed observation of the Model Code and the Company’s own code of conduct in the year of 2016.

17.	PRE-EMPTIVE RIGHTS AND ARRANGEMENTS FOR SHARE OPTIONS

According to the Articles of Association and relevant PRC laws, there is no provision for any pre-emptive rights of the shareholders of the Company. At present, the Company does not have any arrangement for share options.

18.	MANAGEMENT CONTRACTS

No management or administration contracts for the whole or substantial part of any business of the Company were entered into during the Reporting Period.

China Life Insurance Company Limited    Annual Report 2016

Report of the Board of Directors

19.	MATERIAL GUARANTEES

Independent Directors of the Company have rendered their independent opinions on the Company’s external guarantees, and are of the view that:

(1)	during the Reporting Period, the Company did not provide any external guarantee;

(2)	the Company’s internal control system regarding external guarantees is in compliance with laws, regulations, and the requirements under the “Notice in relation to the Standardization of Capital Flows between Listed Companies and Related Parties and Issues in relation to External Guarantees Granted by Listed Companies”; and

(3)	the Company has expressly provided in its Articles of Association the level of authority required for approving external guarantees and the approval procedures.

20.	RESPONSIBILITY STATEMENT OF DIRECTORS ON FINANCIAL REPORTS

The Directors are responsible for overseeing the preparation of the financial report for each financial period which gives a true and fair view of the Company’s financial position, performance results and cash flows for that period. To the best knowledge of the Directors, there was no material event or condition during the Reporting Period that might have a material adverse effect on the continuing operation of the Company.

21.	BOARD’S STATEMENT ON INTERNAL CONTROL

In accordance with the requirements of the “Standard Regulations on Corporate Internal Control”, the Board conducted an assessment on internal control relating to the Company’s financial reporting functions, and confirmed that its internal control was effective as at 31 December 2016.

22.	MAJOR CUSTOMERS

In 2016, the gross written premiums received from the Company’s five largest customers accounted for less than 30% of the Company’s gross written premiums for the year. There is no related party of the Company among the five largest customers.

23.	SUFFICIENCY OF PUBLIC FLOAT

Based on the information publicly available to the Company and within the knowledge of the Directors as at the Latest Practicable Date (23 March 2017), not less than 25% of the issued share capital of the Company (being the minimum public float applicable to the shares of the Company) was held in public hands.

24.	COMPLIANCE WITH THE CORPORATE GOVERNANCE CODE

The Company has applied the principles of the Corporate Governance Code (the “CG Code”) as set out in Appendix 14 to the Listing Rules, and has complied with all code provisions of the CG Code during the Reporting Period.

China Life Insurance Company Limited    Annual Report 2016

Report of the Board of Directors

25.	AUDITORS

Resolutions were passed at the First Extraordinary General Meeting 2015 and the 2015 Annual General Meeting to engage Ernst & Young Hua Ming LLP and Ernst & Young as the PRC and international auditors of the Company for the year 2016, respectively. Ernst & Young Hua Ming LLP and Ernst & Young have been serving as the Company’s auditors for four consecutive years.

Due to its requirements for project management, Ernst & Young resigned as the auditor of the Company for US Form 20-F, with effect from the conclusion of the First Extraordinary General Meeting 2016 of the Company. Following the approval by the shareholders of the Company at the First Extraordinary General Meeting 2016, the auditor of the Company responsible for auditing the US Form 20-F for the year 2016 has been changed from Ernst & Young to Ernst & Young Hua Ming LLP, who shall hold office until the conclusion of the 2016 Annual General Meeting of the Company. Ernst & Young remains as the Hong Kong auditor of the Company. Ernst & Young has confirmed in writing that there is no matter relating to its resignation as the auditor of the Company for US Form 20-F that needs to be brought to the attention of the shareholders of the Company. There is also no disagreement between the Company and Ernst & Young.

Remuneration paid by the Company to the auditors is subject to approval at the shareholders’ general meeting, pursuant to which the Board is authorized to determine the amount and make payment. Audit fees paid by the Company to the auditors will not affect the independence of the auditors.

Remuneration paid by the Company to the auditors in 2016 was as follows:

Service/Nature	Fees (RMB million)

Financial report audit fee	44.54
Internal control audit fee	11.14

At the 2016 Annual General Meeting to be held on 31 May 2017, the Board will propose a resolution to re-appoint Ernst & Young Hua Ming LLP as the PRC auditor and the auditor for US Form 20-F of the Company for the year 2017, and Ernst & Young as the Hong Kong auditor of the Company for the year 2017.

By Order of the Board Yang Mingsheng Chairman Beijing, China 23 March 2017

China Life Insurance Company Limited    Annual Report 2016

Report of the Supervisory Committee

1.	ACTIVITIES OF THE SUPERVISORY COMMITTEE

1.	Currently, the fifth session of the Supervisory Committee comprises Mr. Miao Ping, Mr. Shi Xiangming, Ms. Xiong Junhong, Mr. Zhan Zhong and Ms. Wang Cuifei, with Mr. Miao Ping acting as the Chairman of the Supervisory Committee. Of the members of the Supervisory Committee, Mr. Miao Ping, Mr. Shi Xiangming and Ms. Xiong Junhong are Non Employee Representative Supervisors, and Mr. Zhan Zhong and Ms. Wang Cuifei are Employee Representative Supervisors.

2.	Attending meetings of the Supervisory Committee and diligently discharging their duties. Pursuant to the regulatory requirements of the jurisdictions where the Company is listed, the Articles of Association and the “Procedural Rules for Supervisory Committee Meetings” of the Company, and in accordance with the work arrangement of the Supervisory Committee, the Supervisory Committee convened its regular meetings in a timely manner, at which it considered and approved proposals in relation to the Company’s financial reports, periodic reports, internal control, and risk management. In 2016, the fifth session of the Supervisory Committee held 5 meetings, at which the Supervisors earnestly expressed their views, actively participated in discussions and diligently discharged their duties, thereby providing valuable advice for the business development of the Company.

3.	Attending and participating in corporate governance meetings and actively exercising their supervisory role. In 2016, the Supervisory Committee attended the 2015 Annual General Meeting and the First Extraordinary General Meeting 2016 of the Company, and participated in the regular meetings of the Board. All members of the Supervisory Committee participated in the meetings of the Nomination and Remuneration Committee, the Risk Management Committee, and the Strategy and Investment Decision Committee, respectively, in accordance with the work allocation among Supervisors determined by the Supervisory Committee, with a focus on the meetings of the Audit Committee. By attending these meetings, all Supervisors diligently discharged their duties, oversaw the procedures for convening meetings, carefully listened to the matters considered at the meetings, and participated in discussions when necessary, thus bringing positive effects on further enhancement of corporate governance.

China Life Insurance Company Limited    Annual Report 2016

Report of the Supervisory Committee

4.	Strengthening training and constantly enhancing duty performance of the Supervisors. In 2016, Mr. Miao Ping, the Chairman of the Supervisory Committee, attended the eighth special training course of 2016 for directors and supervisors of listed companies within the territory of Beijing as organized by the Listed Companies Association of Beijing, which gave him the opportunity to learn and understand the businesses of listed companies, such as the regulatory overview of listed companies within the territory of Beijing, merger, acquisition and restructuring of enterprises during the reform of state-owned enterprises, merger, acquisition and restructuring and corporate growth, overseas strategy of enterprises, overseas investment trend and operation of the PRC enterprises, and the strategy of “One Belt One Road” and internationalization. Mr. Zhan Zhong and Ms. Wang Cuifei attended the first special training course of 2016 for directors and supervisors of listed companies within the territory of Beijing as organized by the Listed Companies Association of Beijing, which gave them the opportunity to learn and understand courses on the regulatory overview of listed companies within the territory of Beijing and the relevant issues and requirements, system of regulatory laws and regulations of listed companies, as well as the information disclosure standards, economic development trend, and innovative transformation of listed companies, etc.

5.	Actively conducting research and investigation activities and training courses and performing their supervisory function. From 29 November to 2 December 2016, Mr. Miao Ping, the Chairman of the Supervisory Committee, carried out investigation and research with the members of the Supervisory Committee on local branches of the Company in Guizhou Province and southeast Guizhou Province, as well as a local sub-branch of the Company in Tianzhu County, listened to their business reports, held in-depth conferences with their respective key management, conducted an on-site investigation and research on intra-city counters of the customer service center of Guiyang branch, and the customer service center of each of the southeast Guizhou branch and Tianzhu sub-branch, for the purpose of understanding the business development and the risk prevention and control of the local branches. Through investigation and research, all Supervisors comprehended the working situation of local branches in great depth and examined the effectiveness of the implementation of decisions of the Board and the management, thus further enhancing the legal compliance and risk prevention of the Company in a practical manner.

6.	Participating the activity of the “Assessment and Selection of the Supervisory Committees of Listed Companies with the Best Practice”. In order to strengthen the internal control compliance, audit supervision and risk management of the Company and further enhance the supervisory capability and duty performance effect of the Supervisory Committee, the Supervisory Committee of the Company participated in the activity of the “Assessment and Selection of the Supervisory Committees of Listed Companies with the Best Practice” jointly organized by the Listed Companies Association of the PRC, the Shanghai Stock Exchange and the Shenzhen Stock Exchange, and was named as one of the “Top 20 Supervisory Committees of Listed Companies with the Best Practice” and elected as an “Excellent Case for Supervisory Committees of Listed Companies with the Best Practice”.

China Life Insurance Company Limited    Annual Report 2016

Report of the Supervisory Committee

2.	INDEPENDENT OPINION OF THE SUPERVISORY COMMITTEE ON CERTAIN MATTERS

During the Reporting Period, the Supervisory Committee of the Company performed its supervisory duties in a diligent manner in accordance with the requirements of the Company Law, the Articles of Association and the “Procedural Rules for Supervisory Committee Meetings”.

1.	The Company’s operational compliance with the law. During the Reporting Period, the Company’s operations were in compliance with the law. The Company’s operations and decision-making procedures were in compliance with the Company Law and the Articles of Association. All Directors and senior management of the Company maintained strict principles of diligence and integrity and performed their duties conscientiously. The Supervisory Committee is not aware of any of them having violated any law, regulation, or any provision in the Articles of Association or harmed the interests of the Company in the course of discharging their duties.

2.	The authenticity of the financial report. The Company’s annual financial report truly and completely reflected the Company’s financial position and operating results. Ernst & Young Hua Ming LLP and Ernst & Young have performed audits on the financial statements for 2016 and have issued unqualified auditors’ reports in accordance with the China Standards on Auditing of PRC Certified Public Accountants and the International Standards on Auditing, respectively.

3.	Acquisition and sale of assets. During the Reporting Period, the prices for acquisition and sale of assets were fair and reasonable. The Supervisory Committee is not aware of any insider trading, any acts harming the interests of shareholders or incurring any loss to the Company’s assets.

4.	Connected transactions. During the Reporting Period, the connected transactions of the Company were on commercial terms. The Supervisory Committee is not aware of any acts harming the interests of the Company.

5.	Internal control system and self-evaluation report on internal control. During the Reporting Period, the Company sought to improve its internal control system, and continued to improve the effectiveness of such system. The Supervisory Committee of the Company reviewed the self-evaluation report on the Company’s internal control systems and did not raise any objection against the self-evaluation report of the Board regarding the Company’s internal control system.

By Order of the Supervisory Committee Miao Ping Chairman of the Supervisory Committee Beijing, China 23 March 2017

China Life Insurance Company Limited    Annual Report 2016

Significant Events

I.	MATERIAL LITIGATIONS OR ARBITRATIONS

During the Reporting Period, the Company was not involved in any material litigation or arbitration.

II.	MAJOR CONNECTED TRANSACTIONS

(I)	Continuing Connected Transactions

During the Reporting Period, the following continuing connected transactions were carried out by the Company pursuant to Rule 14A.76(2) of the Listing Rules, including the policy management agreement between the Company and CLIC, the asset management agreement between the Company and AMC, the insurance sales framework agreement between the Company and CLP&C, and the framework agreements entered into by CLWM with the Company, CLIC, CLP&C, China Life Insurance (Overseas) Company Limited (“CLO”) and CLI, respectively. These continuing connected transactions were subject to the reporting, announcement and annual review requirements but were exempt from the independent shareholders’ approval requirement under the Listing Rules. CLIC, the controlling shareholder of the Company, holds 60% of the equity interest in CLP&C and 100% of the equity interest in each of CLO and CLI. Therefore, each of CLIC, CLP&C, CLO and CLI constitutes a connected person of the Company. AMC is held as to 60% and 40% by the Company and CLIC, respectively, and is therefore a connected subsidiary of the Company. CLWM is a subsidiary of AMC, and is therefore a connected subsidiary of the Company.

During the Reporting Period, the continuing connected transactions carried out by the Company that were subject to the reporting, announcement, annual review and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules included the 2017-2019 framework agreements entered into by AMP with the Company, Pension Company, CLIC and CLP&C, respectively. Such agreements and the transactions thereunder have been approved by the First Extraordinary General Meeting 2016 of the Company held on 27 December 2016. AMP is a non-wholly owned subsidiary of AMC and is therefore a connected subsidiary of the Company.

In addition, the asset management agreement for alternative investments entered into between the Company and CLI and the transactions thereunder were subject to the reporting, announcement and annual review requirements but were exempt from the independent shareholders’ approval requirement under the Listing Rules. However, such agreement was subject to the approval by the shareholders’ general meeting of the Company under the SSE Listing Rules. Such agreement and the transactions thereunder have been approved by the shareholders’ general meeting of the Company held on 29 December 2015.

During the Reporting Period, the Company also carried out certain continuing connected transactions, including the asset management agreement between CLIC and AMC, which were exempt from the reporting, announcement, annual review and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules.

The Company has complied with the disclosure requirements under Chapter 14A of the Listing Rules in respect of the above continuing connected transactions. When conducting the above continuing connected transactions during the Reporting Period, the Company has followed the pricing policies and guidelines formulated at the time when such transactions were entered into.

China Life Insurance Company Limited    Annual Report 2016

Significant Events

1.	Policy Management Agreement

Since 30 September 2003, the Company and CLIC have from time to time entered into policy management agreements. The renewed agreement between the parties expired on 31 December 2014. On 29 December 2014, the Company and CLIC entered into the 2015 policy management agreement, with a term from 1 January 2015 to 31 December 2017. Pursuant to the agreement, the Company agreed to provide policy administration services to CLIC relating to the non-transferred policies. The Company acts as a service provider under the agreement and does not acquire any rights or assume any obligations as an insurer under the non-transferred policies. For details as to the method of calculation of the service fee, please refer to Note 33 in the Notes to the Consolidated Financial Statements. The annual cap for each of the three years ending 31 December 2017 is RMB1,037 million.

For the year ended 31 December 2016, the service fee paid by CLIC to the Company amounted to RMB869 million.

2.	Asset Management Agreements

(1)	Asset Management Agreement between the Company and AMC

Since 30 November 2003, the Company and AMC have from time to time entered into asset management agreements. The renewed agreement between the parties expired on 31 December 2015. On 29 December 2015, the Company and AMC entered into the 2016 asset management agreement, with a term of three years from 1 January 2016 to 31 December 2018. Pursuant to the agreement, AMC agreed to invest and manage assets entrusted to it by the Company, on a discretionary basis, within the scope granted by the Company and in accordance with the requirements of applicable laws and regulations, regulatory requirements and the investment guidelines given by the Company. In consideration of AMC’s services in respect of investing and managing various categories of assets entrusted to it by the Company under the agreement, the Company agreed to pay AMC a service fee. For details as to the method of calculation of the service fee, please refer to Note 33 in the Notes to the Consolidated Financial Statements. The annual cap for each of the three years ending 31 December 2018 is RMB1,500 million.

For the year ended 31 December 2016, the Company paid AMC a service fee of RMB1,081 million.

(2)	Asset Management Agreement between CLIC and AMC

Since 30 November 2003, CLIC and AMC have from time to time entered into asset management agreements. The renewed agreement between the parties expired on 31 December 2015. On 30 December 2015, CLIC and AMC entered into the 2016 asset management agreement, with an entrustment term from 1 January 2016 to 31 December 2018. Pursuant to the agreement, AMC agreed to invest and manage assets entrusted to it by CLIC, on a discretionary basis, subject to the investment guidelines and instructions given by CLIC. In consideration of AMC’s services in respect of investing and managing assets entrusted to it by CLIC under the agreement, CLIC agreed to pay AMC a service fee. For details as to the method of calculation of the service fee, please refer to Note 33 in the Notes to the Consolidated Financial Statements. The annual caps for the three years ending 31 December 2018 are RMB320 million, RMB310 million and RMB300 million, respectively.

For the year ended 31 December 2016, CLIC paid AMC a service fee of RMB124 million.

China Life Insurance Company Limited    Annual Report 2016

Significant Events

(3)	Asset Management Agreement for Alternative Investments between the Company and CLI

Since 22 March 2013, the Company and CLI have from time to time entered into asset management agreements for alternative investments. The renewed agreement between the parties expired on 31 December 2015. On 3 February 2016, the Company and CLI entered into the 2016 asset management agreement for alternative investments, with a term from 1 January 2016 to 30 June 2017. Pursuant to the agreement, CLI agreed to invest and manage assets entrusted to it by the Company (including equity, real estate, related financial products and securitization financial products), on a discretionary basis, within the scope of utilization of insurance funds as specified by the CIRC and in accordance with the requirements of applicable laws and regulations and the investment guidelines given by the Company, and the Company agreed to pay CLI an investment management service fee and a performance incentive fee. For details as to the method of calculation of the investment management service fee and performance incentive fee, please refer to Note 33 in the Notes to the Consolidated Financial Statements. During the term of the agreement, the investment management service fee and performance incentive fee payable by the Company to CLI will not exceed RMB1,000 million or its equivalent in foreign currency, in particular, the investment management service fee and performance incentive fee for the year of 2016 will not exceed RMB590 million or its equivalent in foreign currency, and the investment management service fee and performance incentive fee for the first half of 2017 will not exceed RMB410 million or its equivalent in foreign currency. The contractual amount of assets entrusted by the Company to CLI for investment and management will not exceed RMB250,000 million or its equivalent in foreign currency (including the contractual amount already entrusted prior to the execution of the agreement and the contractual amount to be entrusted during the term of the agreement) as at the expiry date of the agreement, in particular, the contractual amount as at 31 December 2016 will not exceed RMB200,000 million or its equivalent in foreign currency, and the contractual amount as at 30 June 2017 will not exceed RMB250,000 million or its equivalent in foreign currency; the contractual amount to be entrusted during the term of the agreement will not exceed RMB150,000 million or its equivalent in foreign currency (including the contractual amount to be entrusted during the year of 2016 of no more than RMB100,000 million or its equivalent in foreign currency, and the contractual amount to be entrusted during the first half of 2017 of no more than RMB50,000 million or its equivalent in foreign currency). The contractual amount of the assets to be entrusted by the Company in its co-investments with CLIC and CLP&C during the term of the agreement will not exceed RMB40,000 million or its equivalent in foreign currency, in particular, the contractual amount of the co-investments to be entrusted by the Company during the year of 2016 will not exceed RMB23,500 million or its equivalent in foreign currency, and the contractual amount of the co-investments to be entrusted by the Company during the first half of 2017 will not exceed RMB16,500 million or its equivalent in foreign currency.

For the year ended 31 December 2016, the Company paid CLI investment management service fee and performance incentive fee of RMB298 million. As at 31 December 2016, the contractual amount of the assets entrusted by the Company to CLI for investment and management was RMB148,574 million, among which, for the year ended 31 December 2016, the contractual amount of the assets newly entrusted by the Company was RMB50,129 million, and the contractual amount of the assets newly entrusted by the Company in its co-investment with CLIC and CLP&C was RMB9,000 million.

China Life Insurance Company Limited    Annual Report 2016

Significant Events

3.	Insurance Sales Framework Agreement

Since 18 November 2008, the Company and CLP&C have from time to time entered into insurance sales framework agreements. The renewed agreement between the parties expired on 7 March 2015. On 8 March 2015, the Company and CLP&C entered into the 2015 insurance sales framework agreement, with a term of two years from 8 March 2015. The agreement will automatically be extended for another year after its expiry unless terminated by either party by giving the other party a written notice within 30 days prior to its expiry. Pursuant to the agreement, CLP&C entrusted the Company to act as an agent to sell selected insurance products within the authorized regions, and agreed to pay an agency service fee to the Company in consideration of the services provided. For details as to the method of calculation of the agency service fee, please refer to Note 33 in the Notes to the Consolidated Financial Statements. The original annual caps for the three years ending 31 December 2017 were RMB1,386 million, RMB1,738 million and RMB2,222 million, respectively. With the approval given at the eighth meeting of the fifth session of the Board, the Company revised the annual caps for the two years ending 31 December 2017 under the 2015 insurance sales framework agreement to RMB3,000 million and RMB5,000 million, respectively.

For the year ended 31 December 2016, CLP&C paid the Company an agency service fee of RMB2,337 million.

4.	Framework Agreements with AMP

(1)	Framework Agreement between the Company and AMP

The Company and AMP entered into the “Framework Agreement in relation to Subscription and Redemption of Fund Products, Sale of Funds, Asset Management for Specific Clients and Other Daily Transactions” on 30 May 2014. The agreement became effective upon signing by the parties and expired on 31 December 2016. Pursuant to the agreement, the Company and AMP would enter into certain daily transactions, including subscription and redemption of fund products, sales agency services, asset management for specific clients and other daily transactions permitted by laws and regulations. Pricing of the transactions under the agreement was determined by the parties through arm’s length negotiations with reference to the industry practices. For the three years ended 31 December 2016, the annual caps of the subscription price and corresponding subscription fee for the subscription of fund products were RMB30,000 million, RMB66,000 million and RMB72,600 million, respectively; the annual caps of the redemption price and corresponding redemption fee for the redemption of fund products were RMB30,000 million, RMB66,000 million and RMB72,600 million, respectively; the annual caps of the sales commission fee and client maintenance fee payable by AMP were RMB100 million, RMB300 million and RMB400 million, respectively; the annual caps of the management fee payable by the Company for the asset management for specific clients were RMB10 million, RMB20 million and RMB20 million, respectively; and the annual caps of the fees for other daily transactions were RMB50 million, RMB100 million and RMB100 million, respectively. As approved by the First Extraordinary General Meeting 2016 of the Company, the 2017 – 2019 framework agreement was entered into between the Company and AMP on 30 December 2016 for a term of three years from 1 January 2017 to 31 December 2019. Pursuant to the agreement, the Company and AMP will continue to conduct certain daily transactions, including subscription and redemption of fund products, sales agency services, asset management for specific clients and other daily transactions permitted by laws and regulations. For the three years ending 31 December 2019, the annual caps of the subscription price and corresponding subscription fee for the subscription of fund products are RMB72,600

China Life Insurance Company Limited    Annual Report 2016

Significant Events

million; the annual caps of the redemption price and corresponding redemption fee for the redemption of fund products are RMB72,600 million; the annual caps of the sales commission fee and client maintenance fee payable by AMP are RMB700 million, RMB800 million and RMB900 million, respectively; the annual caps of the management fee and performance-based fee payable by the Company for the asset management for specific clients are RMB300 million, RMB400 million and RMB500 million, respectively; and the annual caps of the fees for other daily transactions are RMB100 million.

For the year ended 31 December 2016, the subscription price and corresponding subscription fee for the subscription of fund products was RMB9,188.01 million, the redemption price and corresponding redemption fee for the redemption of fund products was RMB4,338.51 million, the sales commission fee and client maintenance fee paid by AMP was RMB0 million, the management fee paid by the Company for the asset management for specific clients was RMB10.90 million, and the fees for other daily transactions were RMB4.15 million.

(2)	Framework Agreement between Pension Company and AMP

Pension Company and AMP entered into the “Framework Agreement in relation to Subscription and Redemption of Fund Products, Sale of Funds and Other Daily Transactions” on 4 September 2014. The agreement became effective upon signing by the parties and expired on 31 December 2016. Pursuant to the agreement, Pension Company and AMP would enter into certain daily transactions, including subscription and redemption of fund products, sales agency services and other daily transactions permitted by laws and regulations. Pricing of the transactions under the agreement was determined by the parties through arm’s length negotiations with reference to the industry practices. For the three years ended 31 December 2016, the annual caps of the subscription price and corresponding subscription fee for the subscription of fund products were RMB5,000 million, RMB10,000 million and RMB10,000 million, respectively; the annual caps of the redemption price and corresponding redemption fee for the redemption of fund products were RMB5,000 million, RMB10,000 million and RMB10,000 million, respectively; the annual caps of the sales commission fee and client maintenance fee payable by AMP were RMB50 million, RMB100 million and RMB100 million, respectively; and the annual caps of the fees for other daily transactions were RMB50 million, RMB100 million and RMB100 million, respectively. As approved by the First Extraordinary General Meeting 2016 of the Company, the 2017-2019 framework agreement was entered into between Pension Company and AMP on 23 December 2016 for a term of three years from 1 January 2017 to 31 December 2019. Pursuant to the agreement, Pension Company and AMP will continue to conduct certain daily transactions, including subscription and redemption of fund products, sales agency services, asset management for specific clients and other daily transactions permitted by laws and regulations. For the three years ending 31 December 2019, the annual caps of the subscription price and corresponding subscription fee for the subscription of fund products are RMB10,000 million; the annual caps of the redemption price and corresponding redemption fee for the redemption of fund products are RMB10,000 million; the annual caps of the sales commission fee and client maintenance fee payable by AMP are RMB100 million; the annual caps of the management fee and performance-based fee payable by Pension Company for the asset management for specific clients are RMB100 million; and the annual caps of the fees for other daily transactions are RMB100 million.

China Life Insurance Company Limited    Annual Report 2016

Significant Events

For the year ended 31 December 2016, the subscription price and corresponding subscription fee for the subscription of fund products was RMB0 million, the redemption price and corresponding redemption fee for the redemption of fund products was RMB0 million, the sales commission fee and client maintenance fee paid by AMP was RMB0 million, and the fees for other daily transactions were RMB0 million.

(3)	Framework Agreement between CLIC and AMP

CLIC and AMP entered into the “Framework Agreement in relation to Subscription and Redemption of Fund Products” on 30 May 2014. The agreement became effective upon signing by the parties and expired on 31 December 2016. Pursuant to the agreement, CLIC and AMP would enter into transactions in relation to the subscription and redemption of fund products. Pricing of the transactions under the agreement was determined by the parties through arm’s length negotiations with reference to the industry practices. For the three years ended 31 December 2016, the annual caps of the subscription price and corresponding subscription fee for the subscription of fund products were RMB5,000 million, RMB10,000 million and RMB10,000 million, respectively; and the annual caps of the redemption price and corresponding redemption fee for the redemption of fund products were RMB5,000 million, RMB10,000 million and RMB10,000 million, respectively. As approved by the First Extraordinary General Meeting 2016 of the Company, the 2017-2019 framework agreement was entered into between CLIC and AMP on 16 December 2016 for a term of three years from 1 January 2017 to 31 December 2019. Pursuant to the agreement, CLIC and AMP will continue to conduct certain daily transactions, including subscription and redemption of fund products, and asset management for specific clients. For the three years ending 31 December 2019, the annual caps of the subscription price and corresponding subscription fee for the subscription of fund products are RMB10,000 million; the annual caps of the redemption price and corresponding redemption fee for the redemption of fund products are RMB10,000 million; and the annual caps of the management fee and performance-based fee payable by CLIC for the asset management for specific clients are RMB100 million.

For the year ended 31 December 2016, the subscription price and corresponding subscription fee for the subscription of fund products was RMB1,530.59 million, and the redemption price and corresponding redemption fee for the redemption of fund products was RMB2,585.28 million.

(4)	Framework Agreement between CLP&C and AMP

CLP&C and AMP entered into the “Cooperation Framework Agreement” on 6 June 2014. The agreement became effective upon signing by the parties and expired on 31 December 2016. Pursuant to the agreement, CLP&C and AMP would enter into certain daily transactions, including subscription and redemption of fund products, sales agency services and other daily transactions permitted by laws and regulations. Pricing of the transactions under the agreement was determined by the parties through arm’s length negotiations with reference to the industry practices. For the three years ended 31 December 2016, the annual caps of the subscription price for the fund products were RMB5,000 million, RMB10,000 million and RMB10,000 million, respectively; the annual caps of the redemption price for the fund products were RMB5,000 million, RMB10,000 million and RMB10,000 million, respectively; the annual caps of the subscription fee for the fund products were RMB50 million, RMB100 million and RMB100 million, respectively; the annual caps of the redemption fee for the fund products are RMB50 million, RMB100 million and RMB100 million, respectively; the annual caps of

China Life Insurance Company Limited    Annual Report 2016

Significant Events

the sales commission fee and client maintenance fee payable by AMP were RMB50 million, RMB100 million and RMB100 million, respectively; and the annual caps of the fees for other daily transactions were RMB50 million, RMB100 million and RMB100 million, respectively. As approved by the First Extraordinary General Meeting 2016 of the Company, the 2017-2019 framework agreement was entered into between CLP&C and AMP on 22 December 2016 for a term of three years from 1 January 2017 to 31 December 2019. Pursuant to the agreement, CLP&C and AMP will continue to conduct certain daily transactions, including subscription and redemption of fund products, sales agency services, asset management for specific clients and other daily transactions permitted by laws and regulations. For the three years ending 31 December 2019, the annual caps of the subscription price for the fund products are RMB10,000 million; the annual caps of the redemption price for the fund products are RMB10,000 million; the annual caps of the subscription fee for the fund products are RMB100 million; the annual caps of the redemption fee for the fund products are RMB100 million; the annual caps of the sales commission fee and client maintenance fee payable by AMP are RMB100 million; the annual caps of the management fee and performance-based fee payable by CLP&C for the asset management for specific clients are RMB100 million; and the annual caps of the fees for other daily transactions are RMB100 million.

For the year ended 31 December 2016, the subscription price for the fund products was RMB100.00 million, the redemption price for the fund products was RMB0 million, the subscription fee for the fund products was RMB0 million, the redemption fee for the fund products was RMB0 million, the sales commission fee and client maintenance fee paid by AMP was RMB0 million, and the fees for other daily transactions were RMB0 million.

5.	Framework Agreements with CLWM

(1)	Framework Agreement between the Company and CLWM

The Company and CLWM entered into the “Framework Agreement in relation to Asset Management Services and Other Daily Transactions” on 30 December 2015. The agreement became effective upon signing by the parties and will expire on 31 December 2017. Pursuant to the agreement, the Company and CLWM will enter into certain daily transactions, including asset management services, sale agency services for asset management products and other daily transactions permitted by laws and regulations. Pricing of the transactions under the agreement shall be determined by the parties through arm’s length negotiations with reference to the industry practices. For the three years ending 31 December 2017, the annual caps of the management fee payable by the Company for the asset management services are RMB55 million, RMB180 million and RMB240 million, respectively; the annual caps of fees in connection with the sale agency services payable by CLWM, including the sales commission fee, client maintenance fee, handling fee and intermediary fee are RMB25 million, RMB50 million and RMB100 million, respectively; the annual caps of the fees for other daily transactions are RMB25 million, RMB50 million and RMB100 million, respectively.

For the year ended 31 December 2016, the management fee paid by the Company for the asset management services was RMB0.03 million; the fees in connection with the sale agency services paid by CLWM, including the sales commission fee, client maintenance fee, handling fee and intermediary fee were RMB0 million; the fees for other daily transactions were RMB0.14 million.

China Life Insurance Company Limited    Annual Report 2016

Significant Events

(2)	Framework Agreement between CLIC and CLWM

CLIC and CLWM entered into the “Framework Agreement in relation to Asset Management Services” on 26 January 2016. The agreement became effective upon signing by the parties and will expire on 31 December 2017. Pursuant to the agreement, CLIC will subscribe for the asset management products, in respect of which CLWM acts as the manager, according to its needs of asset allocation. Pricing of the transactions under the agreement shall be determined by the parties through arm’s length negotiations with reference to the industry practices. For the three years ending 31 December 2017, the annual caps of the management fee payable by CLIC for the asset management services are RMB40 million, RMB70 million and RMB80 million, respectively.

For the year ended 31 December 2016, the management fee paid by CLIC for the asset management services was RMB0.48 million.

(3)	Framework Agreement between CLP&C and CLWM

CLP&C and CLWM entered into the “Framework Agreement in relation to Asset Management Services and Other Daily Transactions” on 9 March 2016. The agreement became effective upon signing by the parties and will expire on 31 December 2017. Pursuant to the agreement, CLP&C and CLWM will enter into certain daily transactions, including asset management services, sale agency services for asset management products and other daily transactions permitted by laws and regulations. Pricing of the transactions under the agreement shall be determined by the parties through arm’s length negotiations with reference to the industry practices. For the three years ending 31 December 2017, the annual caps of the management fee payable by CLP&C for the asset management services are RMB5 million, RMB180 million and RMB300 million, respectively; the annual caps of fees in connection with the sale agency services payable by CLWM, including the sales commission fee, client maintenance fee, handling fee and intermediary fee are RMB2 million, RMB150 million and RMB200 million, respectively; the annual caps of the fees for other daily transactions are RMB5 million, RMB50 million and RMB50 million, respectively.

For the year ended 31 December 2016, the management fee paid by CLP&C for the asset management services was RMB0 million; the fees in connection with the sale agency services paid by CLWM, including the sales commission fee, client maintenance fee, handling fee and intermediary fee were RMB0 million; the fees for other daily transactions were RMB0.01 million.

China Life Insurance Company Limited    Annual Report 2016

Significant Events

(4)	Framework Agreement between CLO and CLWM

CLO and CLWM entered into the “Framework Agreement in relation to Asset Management Services and Other Daily Transactions” on 30 December 2015. The agreement became effective upon signing by the parties and will expire on 31 December 2017. Pursuant to the agreement, CLO and CLWM will enter into certain daily transactions, including asset management services, sale agency services for asset management products and other daily transactions permitted by laws and regulations. Pricing of the transactions under the agreement shall be determined by the parties through arm’s length negotiations with reference to the industry practices. For the three years ending 31 December 2017, the annual caps of the management fee payable by CLO for the asset management services are RMB10 million, RMB30 million and RMB50 million, respectively; the annual caps of fees in connection with the sale agency services payable by CLWM, including the sales commission fee, client maintenance fee, handling fee and intermediary fee are RMB5 million, RMB5 million and RMB10 million, respectively; the annual caps of the fees for other daily transactions are RMB5 million, RMB5 million and RMB10 million, respectively.

For the year ended 31 December 2016, the management fee paid by CLO for the asset management services was RMB0 million; the fees in connection with the sale agency services paid by CLWM, including the sales commission fee, client maintenance fee, handling fee and intermediary fee were RMB0 million; the fees for other daily transactions were RMB0 million.

(5)	Framework Agreement between CLI and CLWM

CLI and CLWM entered into the “Framework Agreement in relation to Asset Management Services and Other Daily Transactions” on 3 February 2016. The agreement became effective upon signing by the parties and will expire on 31 December 2017. Pursuant to the agreement, CLI and CLWM will enter into certain daily transactions, including asset management services, sale agency services for asset management products and other daily transactions permitted by laws and regulations. Pricing of the transactions under the agreement shall be determined by the parties through arm’s length negotiations with reference to the industry practices. For the three years ending 31 December 2017, the annual caps of the management fee payable by CLI for the asset management services are RMB20 million (including the management fee in an amount of RMB0.4 million paid by CLI to CLWM for the provision of asset management services prior to the execution of the framework agreement), RMB30 million and RMB50 million, respectively; the annual caps of fees in connection with the sale agency services payable by CLWM, including the sales commission fee, client maintenance fee, handling fee and intermediary fee are RMB10 million, RMB40 million and RMB80 million, respectively; the annual caps of the fees for other daily transactions are RMB10 million, RMB40 million and RMB80 million, respectively.

For the year ended 31 December 2016, the management fee paid by CLI for the asset management services was RMB0.04 million; the fees in connection with the sale agency services paid by CLWM, including the sales commission fee, client maintenance fee, handling fee and intermediary fee were RMB0 million; the fees for other daily transactions were RMB0 million.

China Life Insurance Company Limited    Annual Report 2016

Significant Events

Confirmation by auditor

The Board has received a comfort letter from the auditor of the Company with respect to the above continuing connected transactions which were subject to the reporting, announcement and/or independent shareholders’ approval requirements, and the letter stated that during the Reporting Period:

(1)	nothing has come to the auditors’ attention that causes them to believe that the disclosed continuing connected transactions have not been approved by the Company’s Board of Directors;

(2)	for transactions involving the provision of goods or services by the Company, nothing has come to the auditors’ attention that causes them to believe that the transactions were not, in all material respects, in accordance with the pricing policies of the Company;

(3)	nothing has come to the auditors’ attention that causes them to believe that the transactions were not entered into, in all material respects, in accordance with the relevant agreements governing such transactions; and

(4)	nothing has come to the auditors’ attention that causes them to believe that the amounts of the continuing connected transactions have exceeded the total amount of the annual caps set by the Company.

Confirmation by Independent Directors

The Company’s Independent Directors have reviewed the above continuing connected transactions which were subject to the reporting, announcement and/or independent shareholders’ approval requirements, and confirmed that:

(1)	the transactions were entered into in the ordinary and usual course of business of the Company;

(2)	the transactions were conducted on normal commercial terms;

(3)	the transactions were entered into in accordance with the agreements governing those continuing connected transactions, and the terms are fair and reasonable and in the interests of shareholders of the Company as a whole; and

(4)	the amounts of the above transactions have not exceeded the relevant annual caps.

China Life Insurance Company Limited    Annual Report 2016

Significant Events

(II)	Other Major Connected Transactions

1.	Formation of partnership

On 23 November 2016, the Company, CLIC, CLP&C and China Life Chengda (Shanghai) Healthcare Equity Investment Management Company Limited (“CLCD”) entered into a partnership agreement for the formation of the China Life Chengda (Shanghai) Healthcare Equity Investment Center (Limited Partnership) (the “Partnership”). Pursuant to the partnership agreement, the total capital contribution by all the partners of the Partnership shall be RMB12,010 million, of which RMB10 million shall be contributed by CLCD as the general partner and managing partner, and RMB9,000 million, RMB2,000 million and RMB1,000 million shall be contributed by each of the Company, CLIC and CLP&C as a limited partner. The purpose of the Partnership is to achieve capital appreciation through investment in enterprises or projects in healthcare and related industries. The Partnership shall have a term of eight years. The Partnership shall distribute profits and share losses pursuant to the provisions of the partnership agreement. On 23 November 2016, the Company entered into a subscription agreement with CLCD (as the general partner) and China Life Equity Investment Company Limited (“CLEI”, as the manager of the Partnership) to confirm the Company’s capital contribution to the Partnership. As CLI (a wholly-owned subsidiary of CLIC) holds 100% of the equity interest in CLEI, which in turn holds 100% of the equity interest in CLCD, each of CLEI and CLCD is a connected person of the Company.

2.	Investment in trust scheme

On 6 December 2016, AMC, as the authorized agent on behalf of the Company and CLP&C (each as the principal and beneficiary), entered into a trust contract with Chongqing International Trust Co., Ltd. (“Chongqing Trust”)(as the trustee) for the subscription of the trust units under the Chongqing Trust – Collective Fund Trust Scheme for the PPP Project for Qingdao Metro Line 4 (the “Trust Scheme”) established by Chongqing Trust. Pursuant to the trust contract, the total amount of the trust funds under the Trust Scheme shall be RMB2,116 million. The Company and CLP&C shall subscribe for 2,086 million and 30 million trust units under the Trust Scheme at a consideration of RMB2,086 million and RMB30 million, respectively. The trust funds under the Trust Scheme will be ultimately used for the investment in the PPP Project for Qingdao Metro Line 4. The trust benefits to be distributed by Chongqing Trust to the beneficiaries are ultimately derived from the operating income generated from the PPP Project for Qingdao Metro Line 4 and the special subsidies provided by the Qingdao Municipal Government for the project every year.

The above transactions in relation to the formation of partnership and investment in trust scheme were subject to the reporting and announcement requirements but were exempt from the independent shareholders’ approval requirement pursuant to Rule 14A.76(2) of the Listing Rules. The Company has complied with the disclosure requirements under Chapter 14A of the Listing Rules in respect of such connected transactions.

(III)	Statement on Claims, Debt Transactions and Guarantees etc. with Related Parties outside the Course of its Business

During the Reporting Period, the Company was not involved in claims, debt transactions or guarantees with related parties outside the course of its business.

China Life Insurance Company Limited    Annual Report 2016

Significant Events

III.	MATERIAL CONTRACTS AND THEIR PERFORMANCE

1.	During the Reporting Period, the Company neither acted as trustee, contractor or lessee of other companies’ assets, nor entrusted, contracted or leased its assets to other companies, the profit or loss from which accounted for 10% or more of the Company’s profits for the Reporting Period, nor were there any such matters that occurred in previous periods but subsisted during the Reporting Period.

2.	The Company neither gave external guarantees nor provided guarantees to its non-wholly owned subsidiaries during the Reporting Period.

3.	Entrusted cash asset investment during the Reporting Period or any investment occurred in previous periods but subsisted during the Reporting Period: Investment is one of the principal businesses of the Company. The Company has adopted the mode of entrusted investment for management of its investment assets, and established a diversified framework of entrusted investment management with China Life’s internal managers playing the key role and the external managers offering effective supports. The internal managers include AMC and its subsidiaries, and CLI. The external managers comprise both domestic and overseas managers, including fund companies, securities companies and other professional investment management institutions. The Company selected different investment managers based on the purpose of allocation of various types of investments, their risk features and the expertise of different managers, so as to establish a great variety of investment portfolios and improve the efficiency of capital utilization. The Company entered into entrusted investment management agreements with all managers and supervised the managers’ daily investment performance through the measures such as investment guidelines, asset entrustment and performance appraisals. The Company also adopted risk control measures in respect of specific investments based on the characteristics of different managers and investment products.

4.	Except as otherwise disclosed in this annual report, the Company had no other material contracts during the Reporting Period.

IV.	UNDERTAKINGS OF THE COMPANY, SHAREHOLDERS, EFFECTIVE CONTROLLERS, ACQUIRERS, DIRECTORS, SUPERVISORS, SENIOR MANAGEMENT OR OTHER RELATED PARTIES WHICH ARE EITHER GIVEN OR EFFECTIVE DURING THE REPORTING PERIOD

Prior to the listing of the Company’s A Shares (30 November 2006), land use rights were injected by CLIC into the Company during its reorganization. Out of these, four pieces of land (with a total area of 10,421.12 square meters) had not had its formalities in relation to the change of ownership completed. Further, out of the properties injected into the Company, there were six properties (with a gross floor area of 8,639.76 square meters) in respect of which the formalities in relation to the change of ownership had not been completed. CLIC undertook to complete the above-mentioned formalities within one year of the date of listing of the Company’s A Shares, and in the event that such formalities could not be completed within such period, CLIC would bear any potential losses to the Company due to the defective ownership.

CLIC strictly followed these commitments. As at the end of the Reporting Period, save for the two properties and related land of the Company’s Shenzhen Branch, the ownership registration formalities of which had not been completed due to historical reasons, all other formalities in relation to the change of land and property ownership had been completed. The Shenzhen Branch of the Company continues to use such properties and land, and no other parties have questioned or hindered the use of such properties and land by the Company.

China Life Insurance Company Limited    Annual Report 2016

Significant Events

The Company’s Shenzhen Branch and the other co-owners of the properties have issued a letter to the governing department of the original owner of the properties in respect of the confirmation of ownership of the properties, requesting it to report the ownership issue to the State-owned Assets Supervision and Administration Commission of the State Council (“SASAC”), and requesting the SASAC to confirm the respective shares of each co-owner in the properties and to issue written documents in this regard to the department of land and resources of Shenzhen, so as to assist the Company and the other co-owners to complete the formalities in relation to the division of ownership of the properties.

Given that the change of ownership of the above two properties and related land use rights were directed by the co-owners, and all formalities in relation to the change of ownership were proceeded slowly due to reasons such as issues rooted in history and government approvals, CLIC the controlling shareholder of the Company, made further commitment as follows: CLIC will assist the Company in completing, and urge the co-owners to complete, the formalities in relation to the change of ownership in respect of the above two properties and related land use rights as soon as possible. If the formalities cannot be completed due to the reasons of the co-owners, CLIC will take any other legally practicable measures to resolve the issue and will bear any potential losses suffered by the Company as a result of the defective ownership.

China Life Insurance Company Limited    Annual Report 2016

Changes in Ordinary Shares and Shareholders Information

1.	CHANGES IN SHARE CAPITAL

During the Reporting Period, there was no change in the total number of shares and the share capital of the Company.

2.	ISSUE AND LISTING OF SECURITIES

As at the end of the Reporting Period, the Company had not issued any securities in the last three years. During the Reporting Period, there was no change in the total number of shares and the share structure of the Company due to bonus issues or placings, nor were there any internal employees’ shares.

3.	INFORMATION ON SHAREHOLDERS AND EFFECTIVE CONTROLLER

1.	Total number of shareholders and their shareholdings

Total number of ordinary share shareholders as at the end of the Reporting Period	No. of A Share shareholders: 126,966 No. of H Share shareholders: 30,361	Total number of ordinary share shareholders as at the end of the month prior to the disclosure of this annual report	No. of A Share shareholders: 122,882 No. of H Share shareholders: 30,257

Particulars of top ten shareholders of the Company	Unit: Shares

Name of shareholder	Nature of shareholder	Percentage of shareholding	Number of shares held as at the end of the Reporting Period	Increase/decrease during the Reporting Period	Number of shares subject to selling restrictions	Number of shares pledged or frozen
China Life Insurance (Group) Company	State-owned legal person	68.37%	19,323,530,000	—	—	—
HKSCC Nominees Limited	Overseas legal person	25.88%	7,314,015,954	+3,725	—	—
China Securities Finance Corporation Limited	State-owned legal person	2.02%	572,311,916	+51,619,506	—	—
Central Huijin Asset Management Limited	State-owned legal person	0.42%	119,719,900	—	—	—
Industrial and Commercial Bank of China Limited – China Southern Flexible Allocation of Consumption and Vitality of Hybrid Securities Investment Fund	Other	0.21%	59,384,610	+25,016,894	—	—
Hong Kong Securities Clearing Company Limited	Overseas legal person	0.10%	27,290,235	+17,584,819	—	—
China International Television Corporation	State-owned legal person	0.07%	18,452,300	—	—	—
China Universal Asset Management Co., Ltd – Industrial and Commercial Bank of China Limited – China Universal – Tianfu Bull No. 53 Asset Management Plan	Other	0.05%	15,015,845	—	—	—
New China Life Insurance Company Ltd. – Participating – Group Participating –018L –FH001 Hu	Domestic Non-State-owned legal person	0.05%	13,538,001	+13,538,001	—	—
China National Nuclear Corporation	State-owned legal person	0.04%	12,400,000	-7,600,000	—	—

China Life Insurance Company Limited    Annual Report 2016

Changes in Ordinary Shares and Shareholders Information

	1.	HKSCC Nominees Limited is a company that holds shares on behalf of the clients of the Hong Kong stock brokers and other participants of the CCASS system. The relevant regulations of the HKSE do not require such persons to declare whether their shareholdings are pledged or frozen. Hence, HKSCC Nominees Limited is unable to calculate or provide the number of shares that are pledged or frozen.

Details of shareholders	2.	China International Television Corporation and China National Nuclear Corporation became the top 10 shareholders of the Company through the strategic placement during the initial public offering of A Shares of the Company in December 2006. The trading restriction period of the shares from the strategic placement was from 9 January 2007 to 9 January 2008.

	3.	Industrial and Commercial Bank of China Limited-China Southern Flexible Allocation of Consumption and Vitality of Hybrid Securities Investment Fund has Industrial and Commercial Bank of China Limited as its fund depositary. China Universal Asset Management Co., Ltd – Industrial and Commercial Bank of China Limited – China Universal – Tianfu Bull No.53 Asset Management Plan has Industrial and Commercial Bank of China Limited as its asset trustee. Save as above, the Company was not aware of any connected relationship and concerted parties as defined by the “Measures for the Administration of the Takeover of Listed Companies” among the top ten shareholders of the Company.

2.	Information relating to the Controlling Shareholder and Effective Controller

The controlling shareholder of the Company is CLIC, and its relevant information is set out below:

Name of company	China Life Insurance (Group) Company

Legal representative	Yang Mingsheng

Date of incorporation	21 July 2003 (CLIC was formerly known as China Life Insurance Company, a company approved and formed by the State Council in January 1999. With the approval of the CIRC in 2003, China Life Insurance Company was restructured as CLIC)

Major businesses

Insurance services including receipt of premiums and payment of benefits in respect of the in-force life, health, accident and other types of personal insurance business, and the reinsurance business; holding or investing in domestic and overseas insurance companies or other financial insurance institutions; funds management business permitted by national laws and regulations or approved by the State Council of PRC; other businesses approved by insurance regulatory agencies.

Shareholdings in other subsidiaries and affiliates listed in China or abroad during the Reporting Period	As at 31 December 2016, CLIC held 1,785,098,644 shares (H Share) of Town Health International Medical Group Limited, representing 23% of its total shares.

China Life Insurance Company Limited    Annual Report 2016

Changes in Ordinary Shares and Shareholders Information

The effective controller of the Company is the Ministry of Finance of the People’s Republic of China. The equity and controlling relationship between the Company and its effective controller is set out in below:

During the Reporting Period, there was no change to the controlling shareholder and the effective controller of the Company. As at the end of the Reporting Period, there was no other corporate shareholder holding more than 10% of the shares in the Company.

4.	INTERESTS AND SHORT POSITIONS IN THE SHARES AND UNDERLYING SHARES OF THE COMPANY HELD BY SUBSTANTIAL SHAREHOLDERS AND OTHER PERSONS UNDER HONG KONG LAWS AND REGULATIONS

So far as is known to the Directors, Supervisors and the chief executive of the Company, as at 31 December 2016, the following persons (other than the Directors, Supervisors and the chief executive of the Company) had interests or short positions in the shares or underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) (the “SFO”), or which were recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO, or as otherwise notified to the Company and HKSE:

Name of substantial shareholder	Capacity	Class of shares	Number of shares held		Percentage of the respective class of shares		Percentage of the total number of shares in issue
China Life Insurance (Group) Company	Beneficial owner	A Shares	19,323,530,000	(L)	92.80%		68.37%
JPMorgan Chase & Co. (Note 1)	Beneficial owner, investment manager, trustee and custodian corporation/approved lending agent	H Shares	568,720,847 131,839,776 264,241,698	(L) (S) (P)	7.64 1.77 3.55	% % %	2.01 0.47 0.93	% % %
BlackRock, Inc. (Note 2)	Interest in controlled corporation	H Shares	516,788,896 1,066,000	(L) (S)	6.94 0.01	% %	1.83 0.00	% %

The letter “L” denotes a long position. The letter “S” denotes a short position. The letter “P” denotes interest in a lending pool.

China Life Insurance Company Limited    Annual Report 2016

Changes in Ordinary Shares and Shareholders Information

(Note 1):	JPMorgan Chase & Co. was interested in a total of 568,720,847 H shares in accordance with the provisions of Part XV of the SFO. Of these shares, J.P. Morgan Securities LLC, JF Asset Management Limited, J.P. Morgan Investment Management Inc., J.P. Morgan GT Corporation, J.P. Morgan Whitefriars Inc., J.P. Morgan Securities plc, JPMorgan Chase Bank, N.A., J.P. Morgan Chase Bank Berhad, JPMorgan Asset Management (UK) Limited and China International Fund Management Co Ltd were interested in 94,276,750 H shares, 1,744,000 H shares, 238,000 H shares, 500,000 H shares, 36,304,793 H shares, 169,712,429 H shares, 264,246,283 H shares, 800,592 H shares, 698,000 H shares and 200,000 H shares respectively. All of these entities are either controlled or indirectly controlled subsidiaries of JPMorgan Chase & Co.

Included in the 568,720,847 H shares are 264,241,698 H shares (3.55%), which are held in the “lending pool”, as defined under Section 5(4) of the Securities and Futures (Disclosure of Interests-Securities Borrowing and Lending) Rules. Of these 568,720,847 H shares, 52,558,380 H shares were physically settled listed derivatives, 1,652,000 H shares were cash settled listed derivatives, 237,826 H shares were physically settled unlisted derivatives and 28,128,300 H shares were cash settled unlisted derivatives.

JPMorgan Chase & Co. held a short position as defined under Part XV of the SFO in 131,839,776 H shares (1.77%). Of these 131,839,776 H shares, 18,998,675 H shares were physically settled listed derivatives, 41,455,100 H shares were cash settled listed derivatives, 8,447,345 H shares were physically settled unlisted derivatives and 33,686,156 H shares were cash settled unlisted derivatives.

(Note 2):	BlackRock, Inc. was interested in a total of 516,788,896 H shares in accordance with the provisions of Part XV of the SFO. Of these shares, BlackRock Investment Management, LLC, BlackRock Financial Management, Inc., BlackRock Institutional Trust Company, National Association, BlackRock Fund Advisors, BlackRock Advisors, LLC, BlackRock Japan Co., Ltd., BlackRock Asset Management Canada Limited, BlackRock Investment Management (Australia) Limited, BlackRock Asset Management North Asia Limited, BlackRock (Netherlands) B.V., BlackRock Advisors (UK) Limited, BlackRock International Limited, BlackRock Asset Management Ireland Limited, BLACKROCK (Luxembourg) S.A., BlackRock Investment Management (UK) Limited, BlackRock Asset Management Deutschland AG, BlackRock Fund Managers Limited, BlackRock Life Limited, BlackRock (Singapore) Limited and BlackRock Asset Management (Schweiz) AG were interested in 3,236,000 H shares, 2,609,000 H shares, 94,535,254 H shares, 168,530,000 H shares, 1,536,955 H shares, 9,184,502 H shares, 2,665,235 H shares, 3,855,000 H shares, 37,301,218 H shares, 1,562,000 H shares, 39,034,785 H shares, 3,427,700 H shares, 48,150,096 H shares, 65,373,505 H shares, 30,179,276 H shares, 539,000 H shares, 3,878,370 H shares, 591,000 H shares, 564,000 H shares and 36,000 H shares respectively. All of these entities are either controlled or indirectly controlled subsidiaries of BlackRock, Inc. Of these 516,788,896 H shares, 2,991,915 H shares were cash settled unlisted derivatives.

BlackRock, Inc. held by way of attribution a short position as defined under Part XV of the SFO in 1,066,000 H shares (0.01%). Of these 1,066,000 H shares, 358,000 H shares were cash settled unlisted derivatives.

Save as disclosed above, the Directors, Supervisors and the chief executive of the Company are not aware that there is any party who, as at 31 December 2016, had an interest or short position in the shares and underlying shares of the Company which were recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO.

China Life Insurance Company Limited    Annual Report 2016

Directors, Supervisors, Senior Management and Employees

I	DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

(I)	Current Directors

Name	Position	Gender	Age	Term	Number of shares held at the beginning of the year	Number of shares held at the end of the year	Reason for changes	Remuneration paid/fee in RMB ten thousands	Other benefits, social insurance, housing provident fund and enterprise annuity fund paid by the Company in RMB ten thousands	Total emoluments received from the Company during the Reporting Period in RMB ten thousands (before tax)	Whether received emoluments from related parties of the Company
Yang Mingsheng	Chairman of the Board, Executive Director	Male	61	Since 22 May 2012	0	0	/	0	0	0	Yes
Lin Dairen	Executive Director	Male	58	Since 27 October 2008	0	0	/	140.00	24.56	164.56	No
Xu Hengping	Executive Director	Male	58	Since 11 July 2015	0	0	/	113.40	24.48	137.88	No
Xu Haifeng	Executive Director	Male	57	Since 11 July 2015	0	0	/	113.40	24.18	137.58	No
Miao Jianmin	Non-executive Director	Male	52	Since 27 October 2008	0	0	/	0	0	0	Yes
Wang Sidong	Non-executive Director	Male	55	Since 24 July 2012	0	0	/	0	0	0	Yes
Liu Jiade	Non-executive Director	Male	54	Since 11 July 2015	0	0	/	0	0	0	Yes
Chang Tso Tung Stephen	Independent Director	Male	68	Since 20 October 2014	0	0	/	32.00	0	32.00	Yes
Robinson Drake Pike	Independent Director	Male	65	Since 11 July 2015	0	0	/	32.00	0	32.00	No
Tang Xin	Independent Director	Male	45	Since 7 March 2016	0	0	/	26.67	0	26.67	Yes
Leung Oi-Sie Elsie	Independent Director	Female	77	Since 20 July 2016	0	0	/	15.00	0	15.00	Yes

Total	/	/	/	/	0	0	/	/	/	545.69	/

Notes:

1.	According to the “Procedural Rules for Board of Directors Meetings of China Life Insurance Company Limited”, Directors serve for a term of three years and may be re-elected. However, Independent Directors may not serve for more than six years.
2.	The positions of the Directors in this annual report reflect their positions as at the submission date of this annual report. The emoluments are calculated based on their terms of office during the Reporting Period.
3.	According to the requirements of the relevant remuneration policies of the Company, the final amount of emoluments of the Executive Directors is currently subject to review and approval. The result of the review will be disclosed when the final amount is confirmed.
4.	Following the election at the First Extraordinary General Meeting 2015 and upon the approval from the CIRC, Mr. Tang Xin was appointed as a Director with effect from 7 March 2016. Following the election at the 2015 Annual General Meeting and upon the approval from the CIRC, Ms. Leung Oi-Sie Elsie was appointed as a Director with effect from 20 July 2016.

China Life Insurance Company Limited    Annual Report 2016

Directors, Supervisors, Senior Management and Employees

(II)	Current Supervisors

Name	Position	Gender	Age	Term	Number of shares held at the beginning of the year	Number of shares held at the end of the year	Reason for changes	Remuneration paid/fee in RMB ten thousands	Other benefits, social insurance, housing provident fund and enterprise annuity fund paid by the Company in RMB ten thousands	Total emoluments received from the Company during the Reporting Period in RMB ten thousands (before tax)	Whether received emoluments from related parties of the Company
Miao Ping	Chairman of the Supervisory Committee	Male	58	Since 11 July 2015	0	0	/	114.80	24.48	139.28	No
Shi Xiangming	Supervisor	Male	57	Since 25 May 2009	0	0	/	117.91	30.03	147.94	No
Xiong Junhong	Supervisor	Female	48	Since 20 October 2014	0	0	/	0	0	0	Yes
Zhan Zhong	Employee Representative Supervisor	Male	48	Since 11 July 2015	0	0	/	122.38	30.45	152.83	No
Wang Cuifei	Employee Representative Supervisor	Female	53	Since 11 July 2015	0	0	/	108.78	29.29	138.07	No

Total	/	/	/	/	0	0	/	/	/	578.12	/

Notes:

1.	Pursuant to the Articles of Association, Supervisors serve for a term of three years and may be re-elected.
2.	The positions of the Supervisors in this annual report reflect their positions as at the submission date of this annual report. The emoluments are calculated based on their terms of office during the Reporting Period.
3.	According to the requirements of the relevant remuneration policies of the Company, the final amount of emoluments of the Chairman of the Supervisory Committee and the Supervisors is currently subject to review and approval. The result of the review will be disclosed when the final amount is confirmed.

China Life Insurance Company Limited    Annual Report 2016

Directors, Supervisors, Senior Management and Employees

(III)	Current Senior Management

Name	Position	Gender	Age	Term	Number of share held at the beginning of the year	Number of share held at the end of the year	Reason for changes	Remuneration paid in RMB ten thousands	Other benefits, social insurance, housing provident fund and enterprise annuity fund paid by the Company in RMB ten thousands	Total emoluments received from the Company during the Reporting Period in RMB ten thousands (before tax)	Whether received emoluments from related parties of the Company
Lin Dairen	President	Male	58	Since April 2014	0	0	/	140.00	24.56	164.56	No
Xu Hengping	Vice President	Male	58	Since November 2014	0	0	/	113.40	24.48	137.88	No
Xu Haifeng	Vice President	Male	57	Since November 2014	0	0	/	113.40	24.18	137.58	No
Li Mingguang	Vice President, Chief Actuary	Male	47	As Vice President since November 2014 and Chief Actuary since March 2012	0	0	/	113.40	24.64	138.04	No
Zhao Lijun	Vice President	Male	53	Since July 2016	0	0	/	56.70	12.22	68.92	No
Xiao Jianyou	Vice President	Male	48	Since October 2016	0	0	/	107.33	24.75	132.08	No
Zheng Yong	Board Secretary	Male	54	Since June 2013	0	0	/	105.00	32.47	137.47	No
Ruan Qi	Chief Information Technology Officer	Male	50	Since October 2016	0	0	/	24.50	8.60	33.10	No

Total	/	/	/	/	0	0	/	/	/	949.63	/

Notes:

1.	The positions of the members of the Senior Management in this annual report reflect their positions as at the submission date of this annual report. The emoluments are calculated based on their terms of office during the Reporting Period.
2.	According to the requirements of the relevant remuneration policies of the Company, the final amount of emoluments of the Senior Management is currently subject to review and approval. The result of the review will be disclosed when the final amount is confirmed.
3.	With the approval given at the seventh meeting of the fifth session of the Board of Directors of the Company and the approval from the CIRC, Mr. Zhao Lijun was appointed as the Vice President of the Company with effect from 20 July 2016. With the approval given at the ninth meeting of the fifth session of the Board of Directors of the Company, Mr. Xiao Jianyou, the former Assistant President, was appointed as the Vice President of the Company with effect from 27 October 2016, and Mr. Ruan Qi was appointed as the Chief Information Technology Officer of the Company with effect from 27 October 2016.

China Life Insurance Company Limited    Annual Report 2016

Directors, Supervisors, Senior Management and Employees

(IV)	Resignation and Retirement of Directors, Supervisors and Senior Management

Name	Previous Position	Gender	Age	Term	Number of share held at the beginning of the year	Number of share held at the end of the year	Reason for changes	Remuneration paid/fee in RMB ten thousands	Other benefits, social insurance, housing provident fund and enterprise annuity fund paid by the Company in RMB ten thousands	Total emoluments received from the Company during the Reporting Period in RMB ten thousands (before tax)	Whether received emoluments from related parties of the Company	Reason for changes
Zhang Xiangxian	Non-executive Director	Male	61	24 July 2012 – 3 August 2016	0	0	/	0	0	0	Yes	Resigned due to age reason
Anthony Francis Neoh	Independent Director	Male	70	21 June 2010 – 20 July 2016	0	0	/	15.00	0	15.00	Yes	Retired due to the expiration of session of the Board
Huang Yiping	Independent Director	Male	53	20 October 2014 – 7 March 2016	0	0	/	5.33	0	5.33	No	Resigned pursuant to the relevant policies
Yang Zheng	Vice President	Male	46	November 2014 – August 2016	0	0	/	65.33	14.05	79.38	No	Resigned due to adjustment of work arrangements
Huang Xiumei	Financial Controller	Female	49	December 2014 – February 2016	0	0	/	16.33	3.05	19.38	No	Resigned due to adjustment of work arrangements

Total	/	/	/	/	0	0	/	/	/	119.09	/	/

China Life Insurance Company Limited    Annual Report 2016

Directors, Supervisors, Senior Management and Employees

DIRECTORS

Mr. Yang Mingsheng, born in 1955, Chinese

Mr. Yang became an Executive Director and the Chairman of the Company in May 2012. He has been the Chairman of China Life Insurance (Group) Company since March 2012, the Chairman of China Life Property and Casualty Insurance Company Limited since March 2012, the Chairman of China Life Insurance (Overseas) Company Limited since January 2013, the Chairman of China Life Asset Management Company Limited since December 2013, and the Chairman of China Guangfa Bank Co., Ltd. since September 2016. Mr. Yang has many years of experience in financial industry. He acted as the Vice Chairman of China Insurance Regulatory Commission from 2007 to 2012, and worked for Agricultural Bank of China from 1980 to 2007, where he held various positions such as the Vice President of Shenyang Branch, Head of the Industrial Credit Department and President of Tianjin Branch. He was appointed as the Vice President of Agricultural Bank of China in 1997 and was then promoted to the President of Agricultural Bank of China in 2003. Mr. Yang, a Senior Economist, graduated from the Faculty of Finance of Nankai University, majoring in Monetary Banking with a Master’s degree in Economics.

Mr. Lin Dairen, born in 1958, Chinese

Mr. Lin became an Executive Director of the Company in October 2008, and was appointed as the President of the Company by the Board in March 2014. He serves concurrently as a Non-executive Director of China Life Property and Casualty Insurance Company Limited, China Life Pension Company Limited and China Life Asset Management Company Limited. He served as the Vice President of the Company from 2003 to March 2014, and an Executive Director and the President of China Life Pension Company Limited from November 2006 to March 2014. Mr. Lin graduated with a Bachelor’s degree in Medicine from Shandong Province Changwei Medical Institute in 1982. Mr. Lin, a Senior Economist, has over 30 years of experience in the operation of the life insurance business and insurance management, and was awarded special allowance by the State Council. He is currently the Chairman of the China Life Foundation, the Vice Chairman of the Insurance Institute of China and the Insurance Association of China, a Non-executive Director of China Insurance Security Fund Co., Ltd., the Director of the Life Insurance Committee of the Insurance Association of China and the Director of the Insurance Institutional Investors Professional Committee of the Insurance Asset Management Association of China.

China Life Insurance Company Limited    Annual Report 2016

Directors, Supervisors, Senior Management and Employees

Mr. Xu Hengping, born in 1958, Chinese

Mr. Xu became an Executive Director of the Company in July 2015. He has been the Vice President of the Company since November 2014, the Chief Operating Officer of the Company since August 2010, the General Manager of the Company’s Fujian Branch since April 2007, the Deputy General Manager of the Company’s Fujian Branch since December 2002, an Assistant to the General Manager of the Company’s Fujian Branch since September 1998, and the Director of Personal Insurance Division of the Company’s Fujian Branch since July 1996. Mr. Xu once served as the General Manager of the Sales Department and the General Manager of Longyan Branch of Fuzhou Life Insurance Company Limited. Mr. Xu graduated from Hunan University, majoring in Finance. Mr. Xu, a Senior Economist, has over 35 years of experience in operation of the life insurance business and insurance management.

Mr. Xu Haifeng, born in 1959, Chinese

Mr. Xu became an Executive Director of the Company in July 2015. He has been the Vice President of the Company since November 2014 and a Non-executive Director of China Life Asset Management Company Limited since September 2015. He served as a Non-executive Director of China Life Ecommerce Company Limited from January 2015 to January 2017. He served as the Business Controller of the Company from February to November 2014, during which he concurrently served as the General Manager of Hebei Branch of the Company. Mr. Xu served as the General Manager of Beijing Branch and the General Manager of Hebei Branch of the Company from 2006 to 2014. Prior to that, Mr. Xu served as the Deputy General Manager and General Manager of Linyi Branch in Shandong Province and the General Manager of the Business Management Department in Shandong Branch of the Company, the General Manager of Jinan Branch and the Deputy General Manager of Beijing Branch of the Company. Mr. Xu graduated from Linyi Foreign Language Normal University in 1982, from Shandong Provincial Party School majoring in Economic Management in 1996, and obtained a Master’s degree in Business Administration from Zhongnan University of Economics and Law in 2007. Mr. Xu, a Senior Economist, has over 30 years of experience in the operation of life insurance business and insurance management.

Mr. Miao Jianmin, born in 1965, Chinese

Mr. Miao became a Non-executive Director of the Company in October 2008. He is the Vice Chairman and the President of China Life Insurance (Group) Company. He is concurrently the Chairman of China Life Pension Company Limited, a Director of China Life Asset Management Company Limited, a Director of China World Trade Center Co., Ltd., and an Executive Director of China Finance 40 Forum. He was awarded special allowance by the State Council. In 2009, he was named as a “State-level Candidate for the New Century Talents Project” and one of the “60 People in China Insurance Industry in the 60-year History of New China”. Mr. Miao graduated from the Central University of Finance and Economics with a Doctorate degree in Economics. Before that, Mr. Miao graduated from the post-graduate division of the People’s Bank of China with a Master’s degree in Monetary Banking, and the Central University of Finance and Economics with a Bachelor’s degree in Insurance. Mr. Miao is a Senior Economist.

China Life Insurance Company Limited    Annual Report 2016

Directors, Supervisors, Senior Management and Employees

Mr. Wang Sidong, born in 1961, Chinese

Mr. Wang became a Non-executive Director of the Company in July 2012. He has been the Vice President of China Life Insurance (Group) Company, the Chairman of China Life Investment Holding Company Limited, a Director of China Life Pension Company Limited, and a Director of China Life Ecommerce Company Limited since June 2004. Mr. Wang worked for the Ministry of Foreign Economic Relations and Trade, the Xinhua News Agency Hong Kong Branch, and the Hong Kong Chinese Enterprises Association. He served as the Deputy Director of the General Office of China Life Insurance Company, the Deputy General Manager of its Zhejiang Branch and the Deputy Director of the Shares Reform Office of China Life from 2000. Mr. Wang was the Director of the General Office of China Life Insurance (Group) Company in 2003. Mr. Wang, a Senior Economist, graduated from Shandong University with a Bachelor’s degree in Arts, majoring in Chinese Language and Literature.

Mr. Liu Jiade, born in 1963, Chinese

Mr. Liu became a Non-executive Director of the Company in July 2015. He is the Vice Chairman and the President of China Guangfa Bank Co., Ltd. and concurrently serves as a Supervisor of Sinopec Sales Company Limited and a member of the Accounting Informatization Committee of the Ministry of Finance. Mr. Liu served as the Deputy Director and the Director of the Trade and Finance Department of the Ministry of Finance, the Deputy County Magistrate (as a titular position) of Guantao County People’s Government in Hebei Province, and the Deputy Director of the Finance Department of the Ministry of Finance. Mr. Liu served as the Vice President of the Company from August 2003 to March 2014, the Chairman of China Life Pension Company Limited from March 2014 to December 2016 (in particular, he concurrently served as the President of China Life Pension Company Limited from March 2014 to March 2015), and the Vice President of China Life Insurance (Group) Company from August 2014 to October 2016. Since 2003, he also concurrently served as a Director of China Life Asset Management Company Limited, a Director of China Life Property and Casualty Insurance Company Limited, and a Director of China Life Franklin Asset Management Company Limited. Mr. Liu, a Senior Economist, graduated from the Central Finance College (now known as the Central University of Finance and Economics) majoring in Finance with a Bachelor’s degree in Economics.

China Life Insurance Company Limited    Annual Report 2016

Directors, Supervisors, Senior Management and Employees

Mr. Chang Tso Tung Stephen, born in 1948, Chinese

Mr. Chang became an Independent Director of the Company in October 2014. He served as the Vice Chairman of the Greater China Region of Ernst & Young, the Managing Partner for professional services and the Chairman of auditing and consulting service of Ernst & Young until his retirement in 2004. From 2007 to 2013, Mr. Chang was an Independent Non-executive Director of China Pacific Insurance (Group) Co., Ltd. Mr. Chang is currently an Independent Non-executive Director of China Cinda Asset Management Co., Ltd., Kerry Properties Limited and Hua Hong Semiconductor Limited, all of which are listed on the HKSE. Mr. Chang has been practicing as a certified public accountant in Hong Kong for around 30 years and has extensive experience in accounting, auditing and financial management. Mr. Chang holds a Bachelor of Science degree from the University of London, and is a fellow member of the Institute of Chartered Accountants in England and Wales.

Mr. Robinson Drake Pike, born in 1951, American

Mr. Pike became an Independent Director of the Company in July 2015. Before his retirement from Goldman Sachs in 2014, Mr. Pike served as the Managing Director of Goldman Sachs and the Chief Representative of the Beijing Representative Office of Goldman Sachs International Bank UK from August 2011 to May 2014, and the Managing Director of Goldman Sachs and the senior advisor and project coordinator sent to the Industrial and Commercial Bank of China by Goldman Sachs from January 2007 to August 2011. He was the Senior Vice President of Lehman Brothers and the Deputy Head and the Head of Asia Credit Risk Management of Lehman Brothers from July 2000 to December 2006. Mr. Pike currently sits on the four-member Committee of Inspection of Peregrine Fixed Income Limited. He has over 30 years of experience in the Asian financial industry with a focus on risk management and China’s banking industry. He holds a Bachelor of Arts degree in Chinese Language and Literature from Yale University and a Master of Public Affairs degree in development economics from Princeton University’s Woodrow Wilson School.

China Life Insurance Company Limited    Annual Report 2016

Directors, Supervisors, Senior Management and Employees

Mr. Tang Xin, born in 1971, Chinese

Mr. Tang became an Independent Director of the Company in March 2016. He is a professor of the School of Law of Tsinghua University, the Deputy Head of the Commercial Law Research Center of Tsinghua University, an associate editor of “Tsinghua Law Review”, a member of the Listing Committee of the Shanghai Stock Exchange, the Chairman of the Independent Director Committee of the Listed Companies Association of the PRC, and an Independent Director of each of Harvest Fund Management Co., Ltd., GF Securities Co., Ltd. and Oriza Holdings Co., Ltd. Mr. Tang was elected as a member of the first and second sessions of the Merger, Acquisition and Reorganization Review Committee of the China Securities Regulatory Commission from 2008 to 2010. He served as an Independent Director of China Spacesat Co., Ltd. from 2008 to 2014, an Independent Director of each of SDIC Power Holdings Co., Ltd. and Changjiang Securities Company Limited from 2009 to 2013, and an Independent Director of Beijing Rural Commercial Bank Co., Ltd. from 2009 to 2015. Mr. Tang graduated from Renmin University of China with Bachelor’s, Master’s and Doctorate degrees in Law.

Ms. Leung Oi-Sie Elsie, born in 1939, Chinese

Ms. Leung Oi-Sie Elsie became an Independent Director of the Company in July 2016. She was the first Secretary for Justice of Hong Kong, as well as a member of the Executive Council of Hong Kong. She is currently the Deputy Director of the Hong Kong Basic Law Committee of the Standing Committee of the National People’s Congress and a consultant of Iu, Lai & Li Solicitors & Notaries. Ms. Leung served as a member of the Social Welfare Advisory Committee and the Equal Opportunities Commission, an executive committee member and a council member of the Hong Kong Federation of Women, the Chairperson and President of the International Federation of Women Lawyers, and the Honorary President of the Nanhai Worldwide Friendship Federation. She is a Justice of the Peace, a Notary Public and a China-Appointed Attesting Officer. She has been awarded the “Grand Bauhinia Medal” and admitted as a solicitor by the Law Societies of Hong Kong and England. Ms. Leung graduated from the University of Hong Kong with a Master’s degree in Law, and is a fellow of the International Academy of Matrimonial Lawyers. She has been an Independent Non-executive Director of United Company RUSAL Plc since December 2009, an Independent Non-executive Director of China Resources Power Holdings Company Limited since April 2010, and an Independent Non-executive Director of Beijing Tong Ren Tang Chinese Medicine Company Limited since May 2013.

China Life Insurance Company Limited    Annual Report 2016

Directors, Supervisors, Senior Management and Employees

SUPERVISORS

Mr. Miao Ping, born in 1958, Chinese

Mr. Miao became the Chairman of the Supervisory Committee of the Company in July 2015. He served as an Executive Director of the Company from July 2014 to May 2015 and the Vice President of the Company from December 2009 to May 2015. Mr. Miao served as the General Manager of the Company’s Jiangsu Branch since September 2006, the General Manager of the Company’s Jiangxi Branch since September 2004, and the Deputy General Manager of the Company’s Jiangsu Branch since April 2002. Mr. Miao graduated from the Correspondence College of Yangzhou University in 1996, majoring in Economics and Management. Mr. Miao, a Senior Economist, has over 30 years of experience in the operation of life insurance business and the management of insurance business.

Mr. Shi Xiangming, born in 1959, Chinese

Mr. Shi became a Supervisor of the Company in May 2009, and has been the General Manager of the Supervisory Department of the Company since September 2008. Mr. Shi served as the Deputy General Manager of the Human Resources Department and the Office Director of the Company from September 2003 to September 2008. From March 2002 to August 2003, Mr. Shi served as the Deputy General Manager of the Supervisory Department of China Life Insurance Company. Mr. Shi graduated from the Chemistry School of the first branch college of Peking University with a Bachelor of Science degree.

Ms. Xiong Junhong, born in 1968, Chinese

Ms. Xiong became a Supervisor of the Company in October 2014. She is a Senior Economist with a PhD in Finance from Nankai University. From July 1993 to August 2003, Ms. Xiong worked at the Banking Department and the Trust Department of China People’s Insurance Trust and Investment Company, and the Assets Management Department of China Life Insurance Company. Ms. Xiong has been the Director of the Assets Management Department of China Life Insurance (Group) Company since September 2003, the Senior Manager of the Strategic Planning Department of China Life Insurance (Group) Company since August 2006, an Assistant to the General Manager of the Strategic Planning Department of China Life Insurance (Group) Company since September 2008, an Assistant to the General Manager (equivalent to the rank of departmental deputy general manager of China Life Insurance (Group) Company) of the Company’s Hebei Branch since December 2010, and the Deputy General Manager of the Strategic Planning Department of China Life Insurance (Group) Company since June 2013. Ms. Xiong has many years of experience in strategic management and investment research, and has extensive working experience in assets preservation, risk management, investment research and strategic planning.

China Life Insurance Company Limited    Annual Report 2016

Directors, Supervisors, Senior Management and Employees

Mr. Zhan Zhong, born in 1968, Chinese

Mr. Zhan became a Supervisor of the Company in July 2015. He has been the General Manager of the Individual Insurance Division of the Company (at the general manager level of provincial branches) since July 2014. Mr. Zhan served as the General Manager of the Company’s Qinghai Branch from January 2014 to June 2014. Mr. Zhan joined the Company in November 1994, and has successively served as the General Manager of the Individual Insurance Division of the Company’s Guangdong Branch, an Assistant to the General Manager of the Company’s Guangdong Branch, the Deputy General Manager (responsible for daily operation) and the General Manager of the Individual Insurance Division of the Company and the Deputy Secretary of the Party Committee and the Deputy General Manager (responsible for daily operation) of the Company’s Qinghai Branch. Mr. Zhan graduated from Kunming Institute of Technology with a Bachelor’s degree in Computer and Automation.

Ms. Wang Cuifei, born in 1964, Chinese

Ms. Wang became a Supervisor of the Company in July 2015. She has been the General Manager of the Customer Services Department of the Company since September 2014. Ms. Wang served as the General Manager of the Sales Inspection Department of the Company from March 2009 to August 2014. She joined the Company in July 2001, and has served successively as the person-in-charge (at the deputy director level) and the Manager of the Training Management Division of the Brokerage Agency Department, the Deputy General Manager of the Bancassurance Department and the General Manager of the Sales Inspection Department of the Company. Ms. Wang graduated from the Party School of the Central Committee of CPC with a Bachelor’s degree in Economic Management.

SENIOR MANAGEMENT

Mr. Lin Dairen, please see the section “Directors” for his profile.

Mr. Xu Hengping, please see the section “Directors” for his profile.

Mr. Xu Haifeng, please see the section “Directors” for his profile.

Mr. Li Mingguang, born in 1969, Chinese

Mr. Li became the Vice President of the Company in November 2014. He became the Chief Actuary of the Company in March 2012. Mr. Li joined the Company in 1996 and subsequently served as the Deputy Director, the Director, an Assistant to the General Manager of the Product Development Department, the Responsible Actuary of the Company and the General Manager of the Actuarial Department. He graduated from Shanghai Jiaotong University majoring in Computer Science with a Bachelor’s degree in 1991, Central University of Finance and Economics majoring in Monetary Banking (Actuarial Science) with a Master’s degree in 1996 and Tsinghua University with an EMBA in 2010, and also studied in University of Pennsylvania in the United States in 2011. Mr. Li is a Fellow of the China Association of Actuaries (FCAA) and a Fellow of the Institute and Faculty of Actuaries (FIA). He was the Chairman of the first session of the China Actuarial Working Committee and the Secretary-general of both the first and the second sessions of the China Association of Actuaries. He is currently an Executive Director of the China Association of Actuaries and a Special Executive of the Board of Directors of the Insurance Institute of China.

China Life Insurance Company Limited    Annual Report 2016

Directors, Supervisors, Senior Management and Employees

Mr. Zhao Lijun, born in 1963, Chinese

Mr. Zhao became the Vice President of the Company in July 2016. He served as the Chief Financial Officer and the General Manager of the Finance Department of China Life Insurance (Group) Company from May 2014 to April 2016. From 2012 to 2014, Mr. Zhao successively served as the Deputy General Manager (responsible for daily operation) and the General Manager of the Data Center of the Company. From 2010 to 2012, Mr. Zhao served as the General Manager of the Legal and Compliance Department of the Company. From 2008 to 2010, Mr. Zhao served as the Deputy General Manager of Shandong branch of the Company. From 2003 to 2008, Mr. Zhao successively served as an Assistant to the General Manager and the General Manager of the Finance Department of the Company. Prior to that, he successively served as a cadre in the Planning & Finance Department of the People’s Insurance Company of China, the Director and Deputy Manager of the Planning & Finance Department of China Reinsurance Corporation in Hong Kong, the Deputy Manager and Manager of the Planning & Finance Department of China Insurance H.K. (Holdings) Company Limited, the Deputy Director, the Director and an Assistant to the General Manager of the Planning & Finance Department of China Life Insurance Company. Mr. Zhao graduated from the Accounting Department of Anhui Finance & Trade College with a Bachelor’s degree in Accounting and Finance in 1987, and from Tsinghua University with an EMBA in 2010. Mr. Zhao is a Senior Accountant.

Mr. Xiao Jianyou, born in 1968, Chinese

Mr. Xiao became the Vice President of the Company in October 2016. He has been an Assistant to the President of the Company since July 2015, and a Non-executive Director of China Life Property and Casualty Insurance Company Limited since September 2015. He served as the General Manager of the Company’s Jiangsu Branch from January 2014, and the Deputy General Manager (responsible for daily operation) of the Company’s Jiangsu Branch from April 2013 to January 2014. From 2006 to 2013, he successively served as the Deputy General Manager, an Assistant to the General Manager and the Marketing Director of Jiangsu Branch and the General Manager and the Deputy General Manager of Taizhou Branch in Jiangsu Province. Before that, Mr. Xiao held various other positions at the Company’s Jiangsu Branch, including the Deputy Manager of the Marketing Department and Management Department, an Assistant to the General Manager, the Deputy General Manager (responsible for daily operation) and the General Manager of the Individual Insurance Department. Mr. Xiao, a Senior Economist, graduated from Jiangxi Traditional Chinese Medicine College in 1991 with a Bachelor’s degree, and received the double Bachelor’s degrees in Medicine and Law from Jiangxi Traditional Chinese Medicine College and Nanjing University, respectively.

China Life Insurance Company Limited    Annual Report 2016

Directors, Supervisors, Senior Management and Employees

Mr. Zheng Yong, born in 1962, Chinese

Mr. Zheng became the Board Secretary of the Company in June 2013. He previously held positions as the Department Head of the Ministry of Justice of the PRC, a practicing lawyer of Beijing Longan Law Firm, China Legal Service Ltd. (Hong Kong) and Beijing DeHeng Law Offices, the Deputy General Manager of the Department of Legal Affairs, the Company Secretary, and the General Manager of the Legal and Compliance Department of the Company, and an Executive Director and Vice President of China Guangfa Bank Co., Ltd. Mr. Zheng received his LL.B. degree from Peking University, and LL.M. degrees from the China University of Political Science and Law and University of Essex (UK). Mr. Zheng was a visiting researcher at Harvard Law School and Harvard Kennedy School of Government in the United States from August 1996 to October 1997. Mr. Zheng, a Senior Economist, currently serves as an arbitrator of the China International Economics and Trade Arbitration Commission, and the Deputy Chairman of the Chamber of Hong Kong Listed Companies.

Mr. Ruan Qi, born in 1966, Chinese

Mr. Ruan became the Chief Information Technology Officer of the Company in October 2016. He has been the General Manager (at the general manager level of provincial branches) of the Information Technology Department of the Company since March 2016. He served as the General Manager of China Life Data Center and the General Manager (at the general manager level of the provincial branches) of the Information Technology Department of the Company from 2014 to 2016, and the Deputy General Manager and the General Manager of the Information Technology Department of the Company from 2004 to 2014. He served as a staff member of the Computer Department of Fujian Branch, the Deputy Head of the Technical Division of the Computer Office, an Assistant to the Director, and the Deputy Director of the Computer Office, and the Deputy Manager (responsible for daily operation) and the Manager of the Information Technology Department of the Company from 1989 to 2004. He was a cadre at Fujian Research Institute of Posts and Telecommunications from 1987 to 1989. Mr. Ruan, a Senior Engineer, graduated from Beijing Institute of Posts and Telecommunications in August 1987 with a Bachelor’s degree in Computer Science and Communications and from Xiamen University with Executive Master of Business Administration (EMBA) in December 2007.

COMPANY SECRETARY

Mr. Heng Victor Ja Wei, born in 1977, British

Mr. Heng is the managing partner of Morison Heng, Certified Public Accountants. Mr. Heng holds a Master of Science degree of the Imperial College of Science, Technology and Medicine, the University of London. Mr. Heng is a member of The Hong Kong Institute of Certified Public Accountants and a fellow of The Association of Chartered Certified Accountants. Mr. Heng has over 10 years of experience in accounting and auditing for private and public companies and financial consultancy. Mr. Heng serves as an Independent Non-executive Director of China Fire Safety Enterprise Group Limited, Lee & Man Chemical Company Limited, Matrix Holdings Limited, Best Food Holding Company Limited (formerly known as Lee & Man Handbags Holding Limited) and SCUD Group Limited, all of which are listed on the main board of the HKSE.

China Life Insurance Company Limited    Annual Report 2016

Directors, Supervisors, Senior Management and Employees

II	POSITIONS HELD BY CURRENT DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT IN SHAREHOLDERS OF THE COMPANY

Name	Name of shareholders	Position	Term
Yang Mingsheng	China Life Insurance (Group) Company	Chairman	Since March 2012

Miao Jianmin	China Life Insurance (Group) Company	Vice Chairman, President	Since October 2013

Wang Sidong	China Life Insurance (Group) Company	Vice President	Since June 2004

Xiong Junhong	China Life Insurance (Group) Company	Deputy General Manager of Strategic Planning Department	Since June 2013

III	EMPLOYEES

(I)	Employees

Number of employees of the Company	98,505
Number of employees of the Company’s major subsidiaries	1,234
Employees in total	99,739
Retired employees of the Company and its major subsidiaries for which extra costs have to be incurred	7

As at the end of the Reporting Period, the composition of the employees of the Company and its major subsidiaries is as follows:

1.	Structure of Expertise

Class of Expertise	Number of Employees

Management and administration	21,868
Sales and sales management	36,091
Finance and auditing	5,225
Insurance verification, claims processing and customer services	28,420
Other expertise and technicians	3,488
Others	4,647

Total	99,739

China Life Insurance Company Limited    Annual Report 2016

Directors, Supervisors, Senior Management and Employees

2.	Education Level

Education Level	Number of Employees

Master or above	3,733
Bachelor	54,731
College Diploma	33,448
Secondary School	2,640
Others	5,187

Total	99,739

(II)	Remuneration Policy for Employees

The Company has established a remuneration and incentive system with reference to employee’s positions, the Company’s performance and market conditions.

(III)	Training Plans

Adhering to the philosophy of “people-oriented and both capability and integrity being equally important”, the Company has been promoting the unity between the growth of the Company and its employees in a harmonious way. In 2016, the Company implemented the work requirements of “close to the frontline, close to the practice and adapt to the era” in great depth and pushed forward employees’ trainings to local branches and frontline business management teams for further in-depth development under the direction of its “innovation-driven growth” strategy. The Company also strengthened training supports for its key personnel (including local management teams, sales management teams and key personnel in all professional sectors), focused on personnel reserve and education of companies at all levels, thus facilitating the transformation of training results into operating performance. The Company actively broadened its horizon for trainings, enriched training methods, injected training resources and introduced advanced training technologies, which constantly improved the training system for the entire career development of employees. Through the implementation of a series of training programs with prominent themes and clear objectives, the Company effectively promoted its relevant work in business development, team building, cultural cultivation, service improvement, efficiency optimization and risk prevention in 2016.

China Life Insurance Company Limited    Annual Report 2016

Corporate Governance

OVERVIEW OF CORPORATE GOVERNANCE

The Company implements good corporate governance policies and strongly believes that through fostering sound corporate governance, further enhancing its transparency and establishing effective system of accountability, the Company can operate in a more systematic manner, make decisions in a more scientific way, and boost the confidence of investors.

(Corporate Governance Structure Chart)

With the establishment of a corporate governance system with reasonably designed structure, well-developed mechanism, strict rules and regulations, as well as high efficiency in operation as its core objectives, the Company continues to promote development of its corporate governance framework, strictly perform its obligation of information disclosure, enhance its transparency and actively serve the interest of public investors so as to enhance its image and position in the capital market.

1.	The Company has set up a corporate governance structure with well-defined duties and responsibilities strictly in accordance with relevant laws, regulations and regulatory requirements, including the Company Law and the Securities Law of the PRC. The corporate governance structure of the Company generally meets the regulatory requirements of its listed jurisdictions and the relevant provisions. The Company has carried out its corporate governance procedures strictly in accordance with relevant laws, regulations and regulatory requirements, including the Company Law and the Securities Law of the PRC, as well as the requirements of its Articles of Association and procedural rules. Shareholders’ general meetings, Board meetings and Supervisory Committee meetings of the Company have been functioning independently and coordinately.

2.	In accordance with the regulatory requirements of its listed jurisdictions and the relevant provisions of its Articles of Association, the Company has continuously improved the decision-making mechanism of the Board. The Board is accountable to shareholders of the Company with respect to the assets and resources entrusted to it by the shareholders, and performs its duties on corporate governance. All members of the Board have taken initiatives to look into the Company’s affairs and have had a comprehensive understanding of the Company’s businesses. They have devoted sufficient time in performing their duties as Directors with due care and in a diligent and efficient manner. By setting up mechanisms including regular reporting of business development strategies and marketing tactics, the management of the Company can periodically report the business operation, development strategies and marketing tactics to the Board, which provides a basis for the Board’s decision-making.

China Life Insurance Company Limited    Annual Report 2016

Corporate Governance

3.	The Company has actively promoted the establishment of corporate governance, continuously improved its corporate governance structure and enhanced its scientific decision-making ability. In order to improve the decision-making efficiency of the specialized Board committees, the Board has established four specialized Board committees, i.e. the Audit Committee, the Nomination and Remuneration Committee, the Risk Management Committee, and the Strategy and Investment Decision Committee. These specialized Board committees conduct studies on specific matters, hold meetings on both regular and ad-hoc basis, communicate with the management, provide advice and recommendations for the Board’s consideration, and deal with matters entrusted or authorized by the Board, for the purpose of improving the Board’s efficiency and intensifying the Board’s functions.

4.	The Supervisory Committee of the Company has carried out its work and performed its duties in accordance with the Articles of Association and the “Procedural Rules for Supervisory Committee Meetings”. Members of the Supervisory Committee attended the shareholders’ general meetings and the Supervisory Committee meetings, participated in the Board meetings and the meetings of the specialized Board committees based on their work allocation, and conducted investigations on local branches to have an in-depth understanding of the implementation of the decisions made by the Board, so as to diligently perform their role of supervision.

5.	During the Reporting Period, the Company carried out the procedures relating to the resignation, retirement and appointment of Directors in compliance with the regulatory requirements of its listed jurisdictions and the provisions of its Articles of Association. Mr. Huang Yiping resigned from the Board pursuant to the relevant policies, Mr. Zhang Xiangxian resigned from the Board due to age reason and Mr. Anthony Francis Neoh retired from the Board due to the expiry of his term of office. Following the election at the First Extraordinary General Meeting 2015 of the Company and upon the approval by the CIRC, the appointment of Mr. Tang Xin as a Director of the Company became effective from 7 March 2016. Following the election at the 2015 Annual General Meeting of the Company and upon the approval by the CIRC, the appointment of Ms. Leung Oi-Sie Elsie as a Director of the Company became effective from 20 July 2016. The Company has complied with the corporate governance system and has strictly carried out all governance procedures.

6.	The Company has made information disclosure in a timely, open and transparent manner pursuant to the requirements of the listing rules of its listed jurisdictions. The Company has continuously improved its management of investor relations and enhanced its communication with investors in both form and substance, thus ensuring that all shareholders enjoy equal rights and have access to information about the Company in an open, fair, true and accurate manner.

7.	The Company has continued to optimize its system relevant to the corporate governance. In accordance with the latest amendments to the Corporate Governance Code as contained in Appendix 14 to the Listing Rules of the HKSE, as well as the requirements of the CIRC with respect to the risk assessment on C-ROSS, the Company revised the “Procedural Rules for Board of Directors Meetings” with reference to its actual operation.

8.	The Board and the Supervisory Committee of the Company have conducted extensive investigation and research activities. Mr. Robinson Drake Pike and Mr. Tang Xin, both being Independent Directors, carried out investigation and research on local branches of the Company in Gansu Province, Wuwei City, Zhangye City and Lanzhou City for the purpose of inspecting the internal audit and business development of the local branches. Mr. Miao Ping, the Chairman of the Supervisory Committee, and Mr. Shi Xiangming, Ms. Xiong Junhong and Ms. Wang Cuifei, all being Supervisors, carried out investigation and research on local branches of the Company in Guizhou Province and southeast Guizhou Province, as well as a local sub-branch of the Company in Tianzhu County for the purpose of understanding the business development and internal supervision of the local branches. Through the investigation and research, Directors and Supervisors comprehended the working situation of local branches in great depth and examined the effectiveness of the implementation of decisions of the Board and the management, thus enhancing the legal compliance and risk prevention of the Company in a practical manner.

China Life Insurance Company Limited    Annual Report 2016

Corporate Governance

9.	The Company has actively organized Directors and Supervisors to attend various training courses. The members of the Board and the Supervisory Committee attended special training courses for directors and supervisors of listed companies as organized by the Listed Companies Association of Beijing. The Independent Directors of the Company attended a training course for new directors, supervisors and senior management of insurance institutions as organized by the CIRC and a training course on the qualifications of independent directors of listed companies as organized by the SSE. They attended training courses for a total of 13 person-times.

SHAREHOLDERS’ GENERAL MEETING

The shareholders’ general meeting, as an organ of the highest authority of the Company, exercises its duties and functions in accordance with relevant laws. Its duties and powers include the election, appointment and removal of Directors and Non Employee Representative Supervisors, review and approval of the reports of the Board and the Supervisory Committee, review and approval of the annual budget and final accounts of the Company, and any other matters required by the Articles of Association to be approved by way of resolution of the shareholders’ general meeting. The Company ensures that all shareholders are equally treated so as to ensure that the rights of all shareholders are protected, including the right of access to information in relation to, and the right to vote in respect of, major matters of the Company. The Company has the ability to operate and manage its business autonomously, and is separate and independent from its controlling shareholder in its business operations, personnel, assets and financial matters.

1.	Shareholders’ general meetings convened during the Reporting Period are as follows:

Session of the meeting	Date of the meeting	Index for websites on which resolutions were published	Date of publication of resolutions

2015 Annual General Meeting	30 May 2016	http://www.sse.com.cn http://www.hkexnews.hk http://www.e-chinalife.com	31 May 2016
First Extraordinary General Meeting 2016	27 December 2016	http://www.sse.com.cn http://www.hkexnews.hk http://www.e-chinalife.com	28 December 2016

Eleven proposals including: the “Proposal in relation to the Report of the Board of Directors of the Company for the Year 2015”, the “Proposal in relation to the Report of the Supervisory Committee of the Company for the Year 2015”, the “Proposal in relation to the Financial Report of the Company for the Year 2015”, the “Proposal in relation to the Profit Distribution Plan of the Company for the Year 2015”, the “Proposal in relation to the Election of Ms. Leung Oi-Sie Elsie as an Independent Director of the Fifth Session of the Board of Directors of the Company” and the “Proposal in relation to the Appointment of Auditors of the Company for the Year 2016”, etc. were considered and approved by a combination of on-site and online voting, and the “Duty Report of the Independent Directors of the Board of Directors of the Company for the Year 2015” and the “Report on the Status of Connected Transactions and the Execution of Connected Transactions Management System of the Company for the Year 2015” were received and reviewed at the 2015 Annual General Meeting held in Beijing on 30 May 2016.

China Life Insurance Company Limited    Annual Report 2016

Corporate Governance

Five proposals including: the “Proposal in relation to the Outline of the ‘13th Five-Year’ Development Plan of the Company”, the “Proposal in relation to the Change of the Auditor for US Form 20-F of the Company for the Year 2016”, the “Proposal in relation to the Renewal of the ‘Framework Agreement for Daily Connected Transactions’ by each of the Company and Pension Company with AMP”, the “Proposal in relation to the Renewal of the ‘Framework Agreement for Daily Connected Transactions’ by each of CLIC and CLP&C with AMP” and the “Proposal in relation to the Renewal of the ‘Framework Agreement for Daily Connected Transactions’ between the Company and China Guangfa Bank Co., Ltd.” were considered and approved by a combination of on-site and online voting at the First Extraordinary General Meeting 2016 held in Beijing on 27 December 2016.

2.	Attendance records of Directors at the shareholders’ general meetings convened during the Reporting Period:

Name of Director	Type of Director	Number of shareholders’ general meetings the Director was required to attend during the year	Number of meetings physically attended	Number of meetings attended by telephony	Number of meetings attended by proxies	Number of meetings absent	Attendance rate
Yang Mingsheng	Executive Director	2	1	0	0	1	50%
Lin Dairen	Executive Director	2	2	0	0	0	100%
Xu Hengping	Executive Director	2	0	0	0	2	0
Xu Haifeng	Executive Director	2	2	0	0	0	100%
Miao Jianmin	Non-executive Director	2	2	0	0	0	100%
Wang Sidong	Non-executive Director	2	1	0	0	1	50%
Liu Jiade	Non-executive Director	2	1	0	0	1	50%
Chang Tso Tung Stephen	Independent Director	2	2	0	0	0	100%
Robinson Drake Pike	Independent Director	2	1	0	0	1	50%
Tang Xin	Independent Director	2	2	0	0	0	100%
Leung Oi-Sie Elsie	Independent Director	1	0	0	0	1	0

Attendance records of the resigned Directors at the shareholders’ general meetings convened during the Reporting Period:

Name of Director	Type of Director	Number of shareholders’ general meetings the Director was required to attend during the year	Number of meetings physically attended	Number of meetings attended by telephony	Number of meetings attended by proxies	Number of meetings absent	Attendance rate
Zhang Xiangxian	Non-executive Director	1	0	0	0	1	0
Anthony Francis Neoh	Independent Director	1	1	0	0	0	100%
Huang Yiping	Independent Director	0	0	0	0	0	0

China Life Insurance Company Limited    Annual Report 2016

Corporate Governance

BOARD

The Board is the standing decision-making body of the Company and its main duties include: performing the function of corporate governance of the Company, convening shareholders’ general meetings, implementing resolutions passed at such meetings, improving the Company’s corporate governance policies, approving the Company’s development strategies and operation plans, formulating and supervising the Company’s financial policies, annual budgets and financial reports, providing an objective evaluation on the Company’s operating results in its financial reports and other disclosure documents, dealing with senior management personnel matters, arranging for Directors and senior management to attend various training courses, attaching importance to the enhancement of their professional quality, reviewing the compliance policies of the Company, and assessing the internal control systems of the Company. The day-to-day management and operation of the Company are delegated to the management. The responsibilities of Non-executive Directors and Independent Directors include, without limitation, regularly attending meetings of the Board and the specialized Board committees of which they are members, providing opinions at meetings of the Board and the specialized Board committees, resolving any potential conflict of interest, serving on the Audit Committee, the Nomination and Remuneration Committee and other specialized Board committees, and inspecting, supervising and reporting on the performance of the Company. The Board is accountable to the shareholders of the Company and reports to them.

Currently, the Board comprises eleven members, including four Executive Directors, three Non-executive Directors and four Independent Directors. The number of Independent Directors complies with the minimum requirement of three Independent Directors and the requirement that at least one-third of the Board be represented by Independent Directors under the Listing Rules of the HKSE. All members of the Board have devoted sufficient time in dealing with the affairs of the Board and attended the relevant training courses organized by external regulatory authorities and the Company according to regulatory requirements. They have referred to regulatory documents on a regular basis so as to keep themselves informed of the regulatory development in a timely manner. The Company has purchased director’s liability insurances for its Directors, which provide protection to Directors for liabilities that might arise in the course of their performance of duties according to law and facilitate Directors to fully perform their duties. So far as the Company is aware, no financial, business, family or other material relationship exists among members of the Board, the Supervisory Committee or the senior management, including between the Chairman of the Board, Mr. Yang Mingsheng, and the President of the Company, Mr. Lin Dairen.

In 2016, Independent Directors of the Company possessed extensive experience in various fields, such as macro-economics, finance and insurance, legal compliance, accounting and auditing. The Company also complies with the requirement of the Listing Rules of the HKSE that at least one of its Independent Directors has appropriate professional qualifications or accounting qualifications or related financial management expertise. As required under the Listing Rules of the SSE and the HKSE, the Company has obtained a written confirmation from each of its Independent Directors in respect of their independence, and the Company is of the opinion that all of the Independent Directors are independent from the Company and strictly perform their duties as Independent Directors. Pursuant to the Articles of Association, Directors shall be elected at the shareholders’ general meeting for a term of three years and may be re-elected on expiry of the three-year term. However, Independent Directors may not serve for more than six years.

China Life Insurance Company Limited    Annual Report 2016

Corporate Governance

Meetings of the Board are held both on a regular and an ad-hoc basis. Regular meetings are convened at least four times a year for the examination and approval of proposals, such as annual report, interim report, quarterly reports, related financial reports, and major business operations of the year. Meetings are convened by the Chairman of the Board and a notice is given to all Directors 14 days before such meetings. Agendas and related documents are sent to the Directors at least three days prior to such meetings. In 2016, all notices, agendas and related documents in respect of such regular Board meetings were sent in compliance with the above requirements. By fully reviewing all the relevant proposals, the Board has confirmed that the information contained in its periodic reports and financial reports is true, accurate and complete and contains no false representations, misleading statements or material omissions, and no event or situation which would have material adverse impacts on the Company’s ongoing operation has been found.

Regular Board meetings are held mainly to review the quarterly, interim or annual reports of the Company and to deal with other related matters. The practice of obtaining Board consent through the circulation of written resolutions does not constitute a regular Board meeting. An ad-hoc Board meeting may be convened in urgent situations if requisitioned by any of the following: shareholders representing over one-tenth of voting shares, Directors constituting more than one-third of the total number of Directors, the Supervisory Committee, more than two Independent Directors, the Chairman of the Board or the President of the Company. If the resolution to be considered at such ad-hoc Board meetings has been circulated to all the Directors and more than half of the Directors having voting rights approve such resolution by signing the resolution in writing, the ad-hoc Board meeting need not be physically convened and such resolution in writing shall become an effective resolution.

If a Director is materially interested in a matter to be considered by the Board, the Director having such conflict of interest shall have no voting right on the matter to be considered and shall not be counted in the quorum for the Board meeting. All Directors shall have access to the advice and services of the Board Secretary and the Company Secretary. Detailed minutes of Board meetings regarding matters considered by the Board and decisions reached, including any concerns raised by Directors or dissenting views expressed, are kept by the Board Secretary. Minutes of Board meetings are available upon reasonable notice for inspection and comment upon by Directors.

At present, the fifth session of the Board comprises the following members: Mr. Yang Mingsheng, Mr. Lin Dairen, Mr. Xu Hengping and Mr. Xu Haifeng, all being Executive Directors, Mr. Miao Jianmin, Mr. Wang Sidong and Mr. Liu Jiade, all being Non-executive Directors, and Mr. Chang Tso Tung Stephen, Mr. Robinson Drake Pike, Mr. Tang Xin and Ms. Leung Oi-Sie Elsie, all being Independent Directors, with Mr. Yang Mingsheng as the Chairman of the Board. Mr. Huang Yiping resigned from his position as a Director pursuant to the relevant policies, Mr. Zhang Xiangxian resigned from his position as a Director due to age reason, and Mr. Anthony Francis Neoh retired from his position as a Director due to the expiry of his term of office. The Company has continued to optimize its system relevant to the corporate governance. In accordance with the latest amendments to the Corporate Governance Code as contained in Appendix 14 to the Listing Rules of the HKSE, as well as the requirements of the CIRC with respect to the risk assessment on C-ROSS, the Company revised the “Procedural Rules for Board of Directors Meetings” with reference to its actual operation.

During 2016, the Board constantly monitored the system on risk management and internal control of the Company to ensure that the financial, operational and compliance control of the Company and its subsidiaries operated effectively, and the Company considered that such system was effective and sufficient. The Board also ensured that the Company had injected sufficient resources in accounting, internal review and financial reporting.

China Life Insurance Company Limited    Annual Report 2016

Corporate Governance

During 2016, the members of the Board attended special training courses of 2016 for directors and supervisors of listed companies within the territory of Beijing as organized by the Listed Companies Association of Beijing, a training course of 2016 for new directors, supervisors and senior management of insurance institutions as organized by the CIRC and a training course on the qualifications of independent directors of listed companies as organized by the SSE. Pursuant to the regulatory requirements, the Independent Directors of the Company passed the examination of the CIRC regarding the approval of qualifications of independent directors and the examination of the SSE on the qualifications of independent directors.

1.	Meetings and attendance

In 2016, six regular Board meetings were held by the fifth session of the Board, all of which were physical meetings. The attendance records of individual Directors are as follows:

Name of Director	Type of Director	Number of meetings the Director was required to attend during the year	Number of meetings physically attended	Number of meetings attended by telephony	Number of meetings attended by proxies		Number of meetings absent	Attendance rate	Whether the Director failed to attend two consecutive meetings in person

Yang Mingsheng	Executive Director	6	5	0	1	Note 1	0	83%	No
Lin Dairen	Executive Director	6	6	0	0		0	100%	No
Xu Hengping	Executive Director	6	6	0	0		0	100%	No
Xu Haifeng	Executive Director	6	6	0	0		0	100%	No
Miao Jianmin	Non-executive Director	6	5	0	1	Note 2	0	83%	No
Wang Sidong	Non-executive Director	6	4	0	2	Note 3	0	67%	No
Liu Jiade	Non-executive Director	6	5	1	0		0	100%	No
Chang Tso Tung Stephen	Independent Director	6	5	1	0		0	100%	No
Robinson Drake Pike	Independent Director	6	4	1	1	Note 4	0	83%	No
Tang Xin	Independent Director	5	4	0	1	Note 5	0	80%	No
Leung Oi-Sie Elsie	Independent Director	3	3	0	0		0	100%	No

Notes:

1.	At the ninth meeting of the fifth session of the Board held on 27 October 2016, Mr. Yang Mingsheng, the Chairman of the Board, gave written authorization for Mr. Lin Dairen to act as his proxy to attend, vote and chair the meeting;
2.	At the ninth meeting of the fifth session of the Board held on 27 October 2016, Mr. Miao Jianmin gave written authorization for Mr. Wang Sidong to act as his proxy to attend and vote at the meeting;
3.	At the sixth meeting of the fifth session of the Board held on 23 March 2016, Mr. Wang Sidong gave written authorization for Miao Jianmin to act as his proxy to attend and vote at the meeting; at the tenth meeting of the fifth session of the Board held on 20 December 2016, Mr. Wang Sidong gave written authorization for Mr. Miao Jianmin to act as his proxy to attend and vote at the meeting;
4.	At the ninth meeting of the fifth session of the Board held on 27 October 2016, Mr. Robinson Drake Pike gave written authorization for Mr. Chang Tso Tung Stephen to act as his proxy to attend and vote at the meeting;
5.	At the sixth meeting of the fifth session of the Board held on 23 March 2016, Mr. Tang Xin gave written authorization for Mr. Anthony Francis Neoh to act as his proxy to attend and vote at the meeting.

China Life Insurance Company Limited    Annual Report 2016

Corporate Governance

In 2016, the attendance records of the resigned Directors at the Board Meetings are as follows:

Name of Director	Type of Director	Number of meetings the Director was required to attend during the year	Number of meetings physically attended	Number of meetings attended by telephony	Number of meetings attended by proxies		Number of meetings absent	Attendance rate	Whether the Director failed to attend two consecutive meetings in person

Zhang Xiangxian	Non-executive Director	3	3	0	0		0	100%	No
Anthony Francis Neoh	Independent Director	3	3	0	0		0	100%	No
Huang Yiping	Independent Director	1	0	0	1	Note	0	0	No

Note:	At the fifth meeting of the fifth session of the Board held on 29 February 2016, Mr. Huang Yiping gave written authorization for Mr. Anthony Francis Neoh to act as his proxy to attend and vote at the meeting.

2.	Performance of duties by Independent Directors

In 2016, all Independent Directors of the Company possessed extensive experience in various fields, such as macro-economics, finance and insurance, legal compliance, accounting and auditing. They satisfied the criteria for Independent Directors under the regulatory rules of the Company’s listed jurisdictions. The Independent Directors of the Company performed their duties pursuant to the Articles of Association and the provisions and requirements of the listing rules of the Company’s listed jurisdictions.

All Independent Directors diligently fulfilled their responsibilities and faithfully performed their duties by attending meetings of the Board and the specialized Board committees in 2016, examining and approving the Company’s business development, its financial management, the necessity of its connected transactions and the fairness of the pricing of the connected transactions, participating in the establishment of specialized Board committees, providing professional and constructive advice in respect of major decisions of the Company, seriously listening to the reports from relevant personnel, understanding the daily operation and any possible operational risks of the Company in a timely manner, and expressing their opinions and exercising their functions and powers at Board meetings, thus actively performing their duties as Independent Directors in an effective manner. At the annual special meeting among the Chairman of the Board, Non-executive Directors and Independent Directors, all Independent Directors made recommendations in various aspects, such as the development of the global capital market, return on investment and balance of risks, and gave constructive advice on corporate governance, business operation and management, risk management and control, directors’ training and collaborative development with bancassurance, etc. The Board attached great importance to opinions and advice from Independent Directors, actively strengthened its communication with them and adopted their advice after careful deliberation and discussion. In 2016, the Company provided various materials to Independent Directors, which facilitated them to comprehend information associated with the insurance industry. All Independent Directors obtained information relating to the operation and management of the Company through various channels, which therefore formed the basis of their scientific and prudent decisions.

China Life Insurance Company Limited    Annual Report 2016

Corporate Governance

In 2016, the Independent Directors of the Company and the representatives from the external auditors (Ernst & Young Hua Ming LLP and Ernst & Young) convened two special meetings to discuss on matters including the audit for the year 2015, the annual financial reports, and the impact of the implementation of the C-ROSS on the Company, and also discussed the work relating to the audit of the Company. The Independent Directors of the Company convened a special meeting with the person-in-charge of each of the Legal and Compliance Department and the Risk Management Department to discuss the matters on legal compliance and risk management of the Company.

From 18 to 23 August 2016, Mr. Robinson Drake Pike and Mr. Tang Xin, both being Independent Directors, carried out investigation and research on local branches of the Company in Gansu Province, Wuwei City, Zhangye City and Lanzhou City, listened to the work reports of local branches in Gansu Province, Wuwei City and Zhangye City, held in-depth conferences with their respective key management, conducted an on-site investigation and research on counters of the Liangzhou District business department of Wuwei local branch, counters of the Ganzhou District business department of Zhangye local branch and the business premises of Lanzhou local branch for the purpose of understanding the business development and risk control of the local branches. Through the investigation and research, the Independent Directors comprehended the working situation of local branches in great depth and examined the implementation of the Company’s internal audit and business development.

During the Reporting Period, no Independent Director has raised any objection against the proposals and matters considered by the Board of the Company.

CHAIRMAN AND PRESIDENT

During the Reporting Period, Mr. Yang Mingsheng served as the Chairman of the Board of Directors of the Company. The Chairman of the Board is the legal representative of the Company, primarily responsible for convening and presiding over Board meetings, ensuring the implementation of Board resolutions, attending annual general meetings and arranging attendance by Chairmen of Board committees to answer questions raised by shareholders, signing securities issued by the Company and other important documents, providing leadership for the Board to ensure that the Board works effectively and performs its responsibilities, encouraging all Directors to make a full and active contribution to the Board’s affairs, promoting a culture of openness and debate, convening special meetings with Non-executive Directors and Independent Directors, and exercising other rights conferred on him by the Board. The Chairman of the Board is accountable to and reports to the Board. Mr. Lin Dairen was the President of the Company. The President is responsible for the day-to-day operations of the Company, including implementing strategies, policies, operation plans and investment schemes approved by the Board, formulating the Company’s internal management structure and fundamental management policies, drawing up basic rules and regulations of the Company, submitting to the Board requests for appointment or removal of senior management officers and exercising other rights granted to him under the Articles of Association and by the Board. The President is fully accountable to the Board for the operations of the Company.

SUPERVISORY COMMITTEE

Pursuant to the Company Law and the Articles of Association, the Company has established a Supervisory Committee. The Supervisory Committee performs the following duties in accordance with the Company Law, the Articles of Association and the “Procedural Rules for Supervisory Committee Meetings”: to examine the finances of the Company; to monitor whether the Directors, President, Vice Presidents and other senior management officers of the Company have acted in contravention of laws, regulations, the Articles of Association and resolutions of the shareholders’ general meetings when discharging their duties; to review the financial information of the Company such as financial reports, results reports and profit distribution plans to be approved by the Board; to propose the convening of extraordinary shareholders’ general meetings, to propose resolutions at shareholders’ general meetings and to perform any other duties under the laws, regulations and regulatory rules of the Company’s listed jurisdictions.

China Life Insurance Company Limited    Annual Report 2016

Corporate Governance

The Supervisory Committee consists of Non Employee Representative Supervisors, such as shareholder representatives, and Employee Representative Supervisors, of which the Employee Representative Supervisors shall not be less than one-third of the Supervisory Committee. Non Employee Representative Supervisors, such as shareholder representatives, shall be elected and removed by a shareholders’ general meeting while Employee Representative Supervisors shall be elected and removed by employees of the Company in a democratic manner.

The Supervisory Committee is accountable to the shareholders and reports its work to the shareholders’ general meeting according to relevant laws. It is also responsible for appraising the Company’s operations, financial reports, connected transactions and internal control, etc. during the Reporting Period.

Meetings of the Supervisory Committee are convened by the Chairman of the Supervisory Committee. According to the Articles of Association, the Company formulated the “Procedural Rules for Supervisory Committee Meetings” and established protocols for Supervisory Committee meetings. Supervisory Committee meetings are categorized as regular or ad-hoc meetings in accordance with the degree of pre-planning involved. There are at least three regular meetings each year, mainly to adopt and review financial reports and periodic reports, and examine the financial condition and internal control of the Company. Ad-hoc meetings are convened when necessary.

The fifth session of the Supervisory Committee of the Company comprises Mr. Miao Ping, Mr. Shi Xiangming and Ms. Xiong Junhong, all being Non Employee Representative Supervisors, and Mr. Zhan Zhong and Ms. Wang Cuifei, both being Employee Representative Supervisors, with Mr. Miao Ping acting as the Chairman of the Supervisory Committee.

1.	Meetings and attendance

In 2016, five meetings were held by the fifth session of the Supervisory Committee. Attendance records of individual Supervisors are as follows:

Name of Supervisor	Number of meetings attended		Attendance rate

Miao Ping	4/5	Note	80%
Shi Xiangming	5/5		100%
Xiong Junhong	5/5		100%
Zhan Zhong	5/5		100%
Wang Cuifei	5/5		100%

Note:	At the sixth meeting of the fifth session of the Supervisory Committee held on 28 April 2016, Mr. Miao Ping gave written authorization for Mr. Shi Xiangming to act as his proxy to attend, vote and chair the meeting.

2.	The Supervisory Committee had no objection in respect of any matters under its supervision during the Reporting Period.

3.	Activities of the Supervisory Committee during the Reporting Period

For the activities carried out by the Supervisory Committee during the Reporting Period, please refer to the “Report of the Supervisory Committee” in this annual report.

China Life Insurance Company Limited    Annual Report 2016

Corporate Governance

AUDIT COMMITTEE

The Company established its Audit Committee on 30 June 2003. In 2016, the Audit Committee comprised only Independent Directors of the Company. At present, the Audit Committee of the fifth session of the Board comprises the Independent Directors, Mr. Robinson Drake Pike, Mr. Chang Tso Tung Stephen and Mr. Tang Xin, with Mr. Robinson Drake Pike acting as the Chairman. Mr. Huang Yiping resigned from his position as a member of the Audit Committee of the fifth session of the Board of the Company pursuant to the relevant policies.

All members of the Audit Committee have extensive experience in financial matters. The principal duties of the Audit Committee are to review and supervise the preparation of the Company’s financial reports, assess the effectiveness of the Company’s internal control system, supervise the Company’s internal audit system and its implementation, and recommend the engagement or replacement of external auditors. The Audit Committee is also responsible for communications between the internal and external auditors and the establishment of the internal reporting mechanism of the Company.

1.	Meetings and attendance

In 2016, five regular meetings were held by the Audit Committee of the fifth session of the Board. Attendance records of individual members are as follows:

Name of member	Position	Number of meetings attended		Attendance rate

Robinson Drake Pike	Independent Director, Chairman of the Audit Committee of the fifth session of the Board	4/5	Note	80%
Chang Tso Tung Stephen	Independent Director, member of the Audit Committee of the fifth session of the Board	5/5		100%
Tang Xin	Independent Director, member of the Audit Committee of the fifth session of the Board	5/5		100%

Note:	At the eighth meeting of the Audit Committee of the fifth session of the Board held on 27 October 2016, Mr. Robinson Drake Pike gave written authorization for Mr. Chang Tso Tung Stephen to act as his proxy to attend, vote and chair the meeting.

In 2016, attendance records of the resigned Director at the Audit Committee meetings are as follows:

Name of member	Position	Number of meetings attended		Attendance rate

Huang Yiping	Independent Director, member of the Audit Committee of the fifth session of the Board	0/1	Note	0

Note:	At the fourth meeting of the Audit Committee of the fifth session of the Board held on 29 February 2016, Mr. Huang Yiping gave written authorization for Mr. Chang Tso Tung Stephen to act as his proxy to attend and vote at the meeting.

China Life Insurance Company Limited    Annual Report 2016

Corporate Governance

2.	Performance of duties by the Audit Committee

In 2016, the Audit Committee performed its relevant duties and functions in strict compliance with the “Procedural Rules for Audit Committee Meetings”. All members of the Audit Committee attended meetings in a timely manner for the purpose of reviewing the proposals in relation to the audit of the Company, its financial reports, connected transactions, internal control and legal compliance. During meetings of the Audit Committee, all members actively participated in discussions and gave guiding opinions on any proposals considered and discussed at the meetings.

(1)	Reviewing and approving financial reports. The Audit Committee, according to its duties, reviewed and approved annual, interim and quarterly financial reports of the Company. The Audit Committee was of the view that the financial reports of the Company reflected the overall situation of the Company in a true, accurate and complete manner, and gave its written opinion in this regard. By reviewing and monitoring the completeness of financial reports, annual report and accounts, interim report and quarterly report of the Company, and examining significant matters such as financial statements and reports, the Audit Committee guaranteed the accuracy and completeness of the financial information disclosed by the Company and the consistency of its financial reports. Prior to the audit conducted by the accounting firm and the review of the annual report, the Audit Committee communicated the relevant situations with the auditors and listened to the report in connection with the arrangement of the audit. After a preliminary opinion on audit was issued by the accounting firm, the Audit Committee commenced in-depth communications with it so as to understand whether there were any issues arisen during the audit.

(2)	Reviewing connected transactions. In 2016, the Audit Committee reviewed the “Proposal in relation to the Renewal of the ‘Framework Agreement for Daily Connected Transactions’ by each of the Company and Pension Company with AMP”, the “Proposal in relation to the Renewal of the ‘Framework Agreement for Daily Connected Transactions’ by each of China Life Insurance (Group) Company and CLP&C with AMP” and the “Proposal in relation to the Renewal of the ‘Framework Agreement for Daily Connected Transactions’ between the Company and China Guangfa Bank Co., Ltd.”, and submitted them to the Board and shareholders’ general meeting for approval; and listened to the report on the list of connected persons of the Company on a regular basis. The Audit Committee reviewed the audit report on connected transactions for conscientiously implementation of laws and regulations with respect to connected transactions. The Company entered into written agreements in respect of all new connected transactions, the formalities of which were fully completed. The contents of the agreements were in compliance with law, and their approval and disclosure procedures were in compliance with the regulatory requirements. Hence, the Company better performed its obligations as a listed company pursuant to the regulatory requirements of its listed jurisdictions.

(3)	Reviewing the change of the auditor for US Form 20-F of the Company for the year 2016. In 2016, the “Proposal in relation to the Change of the Auditor for US Form 20-F of the Company for the Year 2016” was considered and approved at the eighth meeting of the Audit Committee of the fifth session of the Board of Directors and then submitted to the Board and shareholders’ general meeting for approval.

China Life Insurance Company Limited    Annual Report 2016

Corporate Governance

(4)	Assessing the work of and strengthening communications with external auditors. Besides regular meetings, the Audit Committee convened communication meetings in advance with the relevant departments of the Company and external auditors for several times so as to discuss the annual audit plan of the Company, determine the service scope of the annual audit and to listen to the report given by the auditors with respect to the results of the audit on and review of periodic financial reports of the Company. Through communications, the Audit Committee enhanced the effectiveness of the internal control of the Company and further supervised the performance of duties by the external auditors in a diligent and responsible way.

(5)	Assessing the effectiveness of internal control and monitoring the operation of the Company to be in compliance with law. The Audit Committee provided guidance to the Company on the management of internal control, devised the working plan for internal control assessment, reviewed the work report on assessment of internal control, and inspected the rectification of problems identified in the internal control pursuant to Section 404 of the U.S. Sarbanes-Oxley Act. The Audit Committee earnestly performed its duties and responsibilities and monitored the Company to carry out its work in compliance with laws and regulations pursuant to the relevant requirements of the CIRC, the SSE and the HKSE. As required by its duties and responsibilities, the Audit Committee reviewed the annual and half-year compliance reports of the Company to ensure that its work was conducted strictly according to the relevant regulatory requirements in a reasonable and efficient manner.

(6)	Examining the internal audit functions of the Company. The Audit Committee reviewed proposals including the “Proposal on the 2015 Internal Audit Summary and the 2016 Internal Audit Work Plan and Budget of the Costs of the Company” and the “Proposal on the Internal Audit Summary for the First Half of 2016 and the Internal Audit Work Plan for the Second Half of 2016”, in order to facilitate the communication between the Company’s internal audit department and the independent auditors, and confirmed that the Company’s internal audit function was effective.

(7)	Conducting investigation and research of local branches. From 18 to 23 August 2016, Mr. Robinson Drake Pike, the Chairman of the Audit Committee, and Mr. Tang Xin, a member of the Audit Committee, carried out investigation and research on local branches of the Company in Gansu Province, Wuwei City, Zhangye City and Lanzhou City, and examined the implementation of internal audit of Gansu local branch.

NOMINATION AND REMUNERATION COMMITTEE

The Company established the Management Training and Remuneration Committee on 30 June 2003. On 16 March 2006, the Board resolved to change the name of the Management Training and Remuneration Committee to the Nomination and Remuneration Committee, with a majority of Independent Directors on the committee. The Nomination and Remuneration Committee is mainly responsible for reviewing the structure of the Board, its number of members and composition and drawing up plans for the appointment, succession and appraisal criteria of Directors and senior management. The committee is also responsible for formulating training and remuneration policies for the senior management of the Company.

China Life Insurance Company Limited    Annual Report 2016

Corporate Governance

At present, the Nomination and Remuneration Committee of the fifth session of the Board comprises Mr. Chang Tso Tung Stephen and Mr. Robinson Drake Pike, the Independent Directors, and Mr. Miao Jianmin, a Non-executive Director, with Mr. Chang Tso Tung Stephen acting as the Chairman. The Nomination and Remuneration Committee, as an advisor to the Board on the nomination of Directors, shall first discuss and agree on the list of candidates to be nominated as new Directors, following which such candidates are recommended to the Board. The Board shall then determine whether such candidates’ appointments should be proposed for approval at the shareholders’ general meeting. The major criteria considered by the Nomination and Remuneration Committee and the Board are educational background, management and research experience in the insurance industry, and the candidates’ commitment to the Company. As to the nomination of Independent Directors, the Nomination and Remuneration Committee will give special consideration to the independence of the relevant candidates.

The Nomination and Remuneration Committee determines, with delegated responsibility, the remuneration packages of all Executive Directors and senior management officers. The fixed salary of the Executive Directors and other members of senior management are determined in accordance with market levels and their respective positions, and the amount of their performance-related bonuses is determined according to the results of performance appraisals. Directors’ fees and the volume of share appreciation rights to be granted are determined with reference to market levels and the actual circumstances of the Company.

1.	Meetings and attendance

In 2016, five regular meetings were held by the Nomination and Remuneration Committee of the fifth session of the Board. Attendance records of individual members are as follows:

Name of member	Position	Number of meetings attended	Attendance rate

Chang Tso Tung Stephen	Independent Director, Chairman of the Nomination and Remuneration Committee of the fifth session of the Board	5/5	100%
Robinson Drake Pike	Independent Director, member of the Nomination and Remuneration Committee of the fifth session of the Board	5/5	100%
Miao Jianmin	Non-executive Director, member of the Nomination and Remuneration Committee of the fifth session of the Board	5/5	100%

2.	Performance of duties by the Nomination and Remuneration Committee

In 2016, the Nomination and Remuneration Committee reviewed the proposal on the remuneration of Directors, Supervisors and senior management, candidates for Directors, nomination of senior management officers, business objectives and appraisal results. Pursuant to the requirements of the procedural rules for meetings, the Nomination and Remuneration Committee reviewed the report on the duty performance of the Audit Committee and the Nomination and Remuneration Committee. During meetings of the Nomination and Remuneration Committee, all members actively participated in discussions and gave professional opinions on the proposals considered and discussed at the meetings.

China Life Insurance Company Limited    Annual Report 2016

Corporate Governance

(1)	Proposed appointment of Directors and senior management officers of the Company. In accordance with the “Procedural Rules for Nomination and Remuneration Committee Meetings” and the Board diversity policy, the Nomination and Remuneration Committee carefully reviewed the structure of the Board, its number of members and composition (taking into account diversity factors, including gender, age, cultural and educational background, skills, knowledge and experience), fully reviewed the professional qualifications and industrial background of Mr. Liu Huimin and Mr. Yin Zhaojun, both being the candidates for Directors, and the independence of Ms. Leung Oi-Sie Elsie, a candidate for Independent Director, and submitted the opinions in relation thereto to the Board, conducted a careful assessment on the qualifications, skills, knowledge and experience of candidates for senior management officers so as to ensure that the candidates met the requirements set by the Company. The Nomination and Remuneration Committee also issued a review opinion to the Board and agreed to submit such proposals to the Board for approval.

(2)	Proposed remuneration policy of Directors, Supervisors and senior management officers of the Company. The Nomination and Remuneration Committee took into account various factors such as business development management, strategic investment decisions, and corporate governance management and control, carefully examined and determined the specific remuneration packages of all Executive Directors and senior management officers, approved the terms of service contracts between the Company and each of the Executive Directors, Non-executive Directors and Independent Directors and pushed forward the signing of service contracts between the Company and all Directors, defined the rights, obligations and remunerations of Directors, and seriously appraised the performance of Directors in the discharge of their duties. According to the requirements of the CIRC, the Nomination and Remuneration Committee reviewed and approved the report for the management of the Company’s annual remuneration, conducted a self-assessment on the remuneration management system of the Company and agreed to submit such proposal to the Board for approval.

(3)	Carrying out the performance appraisal of senior management officers. The Nomination and Remuneration Committee reviewed the “Proposal on the Results of Performance Appraisal of Senior Management Officers for 2015 and the Performance Target Contract for 2016”, and the “Proposal on the Amendment to the Performance Target Contract for 2016 of Certain Senior Management Officers”, and made recommendations to the Board in respect of matters such as the determination of performance target, performance appraisal procedures and results.

(4)	Revising the system on performance appraisal and remuneration management of Directors, Supervisors and senior management officers. In 2016, the Nomination and Remuneration Committee reviewed and approved the “Proposal in relation to the Amendment to the System on Performance Appraisal and Remuneration Management of Directors, Supervisors and Senior Management Officers” for the purposes of further standardizing the performance appraisal and remuneration management of Directors, Supervisors and senior management officers, establishing a well-developed incentive and restraint mechanism and facilitating the standardized operation and healthy development of the Company, and revised the “Provisional Measures on the Performance Appraisal of Directors, Supervisors and Senior Management Officers” and the “Provisional Measures on the Remuneration Management of Directors, Supervisors and Senior Management Officers” in accordance with the relevant policies and requirements and based on the actual situation of the Company.

China Life Insurance Company Limited    Annual Report 2016

Corporate Governance

RISK MANAGEMENT COMMITTEE

The Company established its Risk Management Committee on 30 June 2003. The Risk Management Committee is mainly responsible for formulating the Company’s system of risk control benchmarks, discussing with the management and assisting them in establishing well-developed risk management and internal control system, examining and reviewing the Company’s risk preference and risk tolerance, formulating the Company’s risk management policy, reviewing the assessment reports in relation to the Company’s risk management and internal control, studying major investigation findings on risk management and internal control matters as delegated by the Board or on its own initiative and the management’s response to these findings, and dealing with major risk emergency events or crisis events or major disagreement in risk management.

At present, the Risk Management Committee of the fifth session of the Board comprises Ms. Leung Oi-Sie Elsie, an Independent Director, Mr. Liu Jiade, a Non-executive Director, and Mr. Xu Hengping, an Executive Director, with Ms. Leung Oi-Sie Elsie acting as the Chairperson. Mr. Anthony Francis Neoh retired from his position as the Chairman of the Risk Management Committee of the fifth session of the Board due to the expiry of his term of office. Mr. Zhang Xiangxian resigned from his position as a member of the Risk Management Committee of the fifth session of the Board due to age reason.

1.	Meetings and attendance

In 2016, three regular meetings were held by the Risk Management Committee of the fifth session of the Board. Attendance records of individual members are as follows:

Name of member	Position	Number of meetings attended	Attendance rate

Leung Oi-Sie Elsie	Independent Director, Chairperson of the Risk Management Committee of the fifth session of the Board	1/1	100%
Liu Jiade	Non-executive Director, member of the Risk Management Committee of the fifth session of the Board	3/3	100%
Xu Hengping	Executive Director, member of the Risk Management Committee of the fifth session of the Board	3/3	100%

In 2016, attendance records of the resigned Directors at the Risk Management Committee meetings are as follows:

Name of member	Position	Number of meetings attended	Attendance rate

Anthony Francis Neoh	Independent Director, Chairman of the Risk Management Committee of the fifth session of the Board	2/2	100%
Zhang Xiangxian	Non-executive Director, member of the Risk Management Committee of the fifth session of the Board	2/2	100%

China Life Insurance Company Limited    Annual Report 2016

Corporate Governance

2.	Performance of duties by the Risk Management Committee

In 2016, the Risk Management Committee performed its duties and functions in strict compliance with the “Procedural Rules for Risk Management Committee Meetings”. All members performed their obligations in a responsible manner, and gave guiding opinions on proposals in relation to the internal control system of the Company, risk management and construction in compliance with law.

(1)	Reviewing the risks on major matters concerning the business operation and management of the Company. In 2016, the Risk Management Committee reviewed the risk analysis on major matters concerning the business operation and management of the Company, and reviewed and approved the “Proposal in relation to the Financial Budget of the Company for the Year 2017” and the “Proposal in relation to the Risk Analysis on the Investment Plan of the Company for the Year 2017” in accordance with the regulatory requirements of the CIRC on C-ROSS.

(2)	Attending meetings of the Risk Management Committee of the Board and providing guidance on the risk management of the Company. In 2016, all members of the Risk Management Committee diligently performed their duties, attended all meetings in a timely manner, and reviewed the proposals on risk management and internal control of the Company. During meetings of the Risk Management Committee, all members actively participated in discussions and gave guiding opinions on any proposals considered and discussed at the meetings.

(3)	Providing its opinions for the review of the proposals on risk management to the Board. In 2016, the Risk Management Committee closely monitored and controlled and effectively prevented internal and external risks of the Company, assisted the Board in establishing a well-developed internal control system of the Company, formulated an operational risk management policy of the Company, and reviewed the assessment reports on business risk and internal control of the Company according to the regulatory requirements in the PRC and overseas. The Risk Management Committee provided its opinions for the review of the proposals on risk management such as the work summary on anti-money laundering for the year 2015 and the work plan for the year 2016, the risk appetite statement of the Company for the year 2016, and the audit report on the solvency risk management system of the Company for the year 2016, which offered professional support to the Board’s decision-making in a scientific manner.

(4)	Convening special meetings by the Chairman of the Risk Management Committee. On 26 October 2016, Ms. Leung Oi-Sie Elsie, the Chairperson of the Risk Management Committee, convened special meetings with the person-in-charge of each of the Legal and Compliance Department and the Risk Management Department, discussing matters on legal compliance and risk management of the Company.

STRATEGY AND INVESTMENT DECISION COMMITTEE

The Company established the Strategy Committee on 30 June 2003. In October 2010, the proposal to establish the Strategy and Investment Decision Committee on the basis of the Strategy Committee was reviewed and approved at the ninth meeting of the third session of the Board. The Strategy and Investment Decision Committee is mainly responsible for the drawing-up of long-term development strategies and significant investment or financing plans of the Company, proposing significant projects of capital operation and assets management, and conducting studies and making recommendations on other important matters affecting the development of the Company.

China Life Insurance Company Limited    Annual Report 2016

Corporate Governance

At present, the Strategy and Investment Decision Committee of the fifth session of the Board comprises Mr. Tang Xin and Ms. Leung Oi-Sie Elsie, the Independent Directors, Mr. Wang Sidong, a Non-executive Director, Mr. Lin Dairen and Mr. Xu Haifeng, the Executive Directors, with Mr. Tang Xin acting as the Chairman. Mr. Huang Yiping resigned from his position as the Chairman of the Strategy and Investment Decision Committee of the fifth session of the Board of the Company pursuant to the relevant policies, and Mr. Anthony Francis Neoh retired from his position as a member of the Strategy and Investment Decision Committee of the fifth session of the Board due to the expiry of his term of office.

1.	Meetings and attendance

In 2016, six regular meetings were held by the Strategy and Investment Decision Committee of the fifth session of the Board. Attendance records of individual members are as follows:

Name of member	Position	Number of meetings attended		Attendance rate

Tang Xin	Independent Director, Chairman of the Strategy and Investment Decision Committee of the fifth session of the Board	5/5		100%
Lin Dairen	Executive Director, member of the Strategy and Investment Decision Committee of the fifth session of the Board	6/6		100%
Wang Sidong	Non-executive Director, member of the Strategy and Investment Decision Committee of the fifth session of the Board	5/6	Note	83%
Xu Haifeng	Executive Director, member of the Strategy and Investment Decision Committee of the fifth session of the Board	6/6		100%
Leung Oi-Sie Elsie	Independent Director, member of the Strategy and Investment Decision Committee of the fifth session of the Board	3/3		100%

Note:	At the ninth meeting of the Strategy and Investment Decision Committee of the fifth session of the Board held on 20 December 2016, Mr. Wang Sidong gave written authorization for Mr. Lin Dairen to act as his proxy to attend and vote at the meeting.

In 2016, attendance records of the resigned Directors at the Strategy and Investment Decision Committee meetings are as follows:

Name of member	Position	Number of meetings attended		Attendance rate

Huang Yiping	Independent Director, Chairman of the Strategy and Investment Decision Committee of the fifth session of the Board	0/1	Note	0
Anthony Francis Neoh	Independent Director, member of the Strategy and Investment Decision Committee of the fifth session of the Board	2/2		100%

Note:	At the fourth meeting of the Strategy and Investment Decision Committee of the fifth session of the Board held on 29 February 2016, Mr. Huang Yiping gave written authorization for Mr. Anthony Francis Neoh to act as his proxy to attend, vote and chair the meeting.

China Life Insurance Company Limited    Annual Report 2016

Corporate Governance

2.	Performance of duties by the Strategy and Investment Decision Committee

In 2016, all members of the Strategy and Investment Decision Committee attended meetings in a timely manner, reviewed the proposals on the application of the Company’s insurance capital, annual investments, major strategic projects and related annual reports. Members of the Strategy and Investment Committee diligently performed their duties. During meetings of the Strategy and Investment Decision Committee, all members actively participated in discussions and gave professional advices on any proposals considered and discussed at the meetings.

(1)	Discussing major strategic projects of the Company. In 2016, the Strategy and Investment Decision Committee reviewed major strategic projects of the Company, such as the acquisition by the Company of the shares of CGB from Citigroup and IBM Credit, the investment by the Company in China Life Chengda (Shanghai) Healthcare Equity Investment Center and the investment by the Company in Chongqing Trust – Collective Fund Trust Scheme for the PPP Project for Qingdao Metro Line 4, fully discussed the necessity, feasibility and risks of the project proposals and made recommendations to the Board.

(2)	Reviewing annual investment plans and entrusted investments of the Company. In 2016, the Strategy and Investment Decision Committee carefully reviewed the proposals on investment plans and authorization of investments, fully reviewed the proposals such as the “Proposal in relation to the Investment Plan of the Company for the Year 2017”, the “Proposal in relation to the Authorization of Investment in Non Self-use Real Estate of the Company for the Year 2017”, the “Proposal in relation to the Investment Plan and the Authorization of Investment in Self-use Real Estate of the Company for the Year 2017”, and the “Proposal in relation to the Authorization of Investment in the Equity Investment Fund of the Company for the Year 2017”, and submitted its opinions to the Board in this regard. The Strategy and Investment Decision Committee carefully reviewed the proposals of the Company such as the annual investment management guidelines, reviewed and approved the “Proposal in relation to the ‘Management Guidelines on the Investment Made by China Life Asset Management Company Limited under the Entrustment of the Company (2017)’”, the “Proposal in relation to the ‘Management Guidelines on the Investment Made by China Life Franklin Asset Management Company Limited under the Entrustment of the Company (2017)’” and the “Proposal in relation to the ‘Management Guidelines on the Investment Made by China Life Investment Holding Company Limited under the Entrustment of the Company (2017)’”, and agreed to submit the above proposals to the Board for review and approval.

(3)	Finalizing the Company’s development plans and reports. In 2016, the Strategy and Investment Decision Committee discussed and reviewed the assessment report for the outline of the “12th Five-year” development plan for the year 2015 and at the end of the planning period, and the outline of the “13th Five-year” development plan of the Company, and submitted its opinions to the Board.

China Life Insurance Company Limited    Annual Report 2016

Corporate Governance

INDEPENDENCE OF THE COMPANY FROM ITS CONTROLLING SHAREHOLDER

Employees: The Company is independent in the aspects of employment, human resources and remuneration management.

Assets: The Company owns all assets relating to the operation of its principal business. At present, the Company does not provide any guarantee for its shareholders. The Company’s assets are independent, complete, and independent from the shareholders of the Company and other related parties.

Finance: The Company has established a separate financial department, and an independent financial accounting system and financial management system; further, the Company makes financial decisions on its own; it employs separate financial personnel, opens separate accounts with banks and does not share bank accounts with CLIC; the Company, as a separate taxpayer, pays taxes individually according to law.

Organization: The Company has established a well-developed organizational system, under which internal bodies such as the Board and the Supervisory Committee operate separately. There is no subordinate relationship between such internal bodies and the functional departments of the Company’s controlling shareholder.

Business operations: The Company independently develops personal insurance businesses, including life insurance, health insurance and accident insurance businesses, reinsurance relating to the above insurance businesses, use of funds permitted by applicable PRC laws and regulations or the State Council, as well as its all types of personal insurance services, consulting business and agency business, sale of securities investment funds, and other businesses permitted by insurance administrative and regulatory authorities of the PRC. The Company currently possesses the “Insurance Company Legal Person Permit” (Number: 000005) issued by the CIRC. The Company is independently engaged in the businesses as prescribed in its business scope according to law, has separate sales and agency channels and is licensed to use licensed trademarks without consideration. The completeness and independence of the Company’s business operations will not be adversely affected by its relationship with related parties.

PERFORMANCE APPRAISAL AND INCENTIVES FOR SENIOR MANAGEMENT

The Company implements a term-of-service and target-related responsibility system for senior management. At the beginning of each year, performance target contracts will be entered into between the Chairman of the Board and the President, and between the President and other senior management of the Company. The performance target contract system is an important tool in disassembling the strategic goals of the Company in a scientific manner, which is conducive towards the breakdown of targets and transmission of responsibility, enhancing the implementation capacity of the Company and ensuring the successful completion of its annual business targets. The performance appraisal criteria listed in the individual performance target contracts of senior management are partially linked to the business targets of the Company and partially formulated with reference to the duties and functions of their respective positions.

The remuneration for senior management mainly comprises position compensation, performance rewards, welfare benefits and medium and long term incentives.

China Life Insurance Company Limited    Annual Report 2016

Corporate Governance

SHAREHOLDERS’ INTERESTS

To safeguard shareholders’ interests, in addition to the right to participate in the Company’s affairs by attending shareholders’ general meetings, shareholders have the right to convene extraordinary shareholders’ general meetings under certain circumstances.

If the number of Directors is less than the number stipulated in the Company Law or two-thirds of the number specified by the Articles of Association, or the uncovered losses incurred amount to one-third of the Company’s total share capital or if the Board or the Supervisory Committee deems necessary, or more than half of the Directors (including at least two Independent Directors) request, or shareholders holding 10% or more shares of the Company make a requisition, the Board shall convene an extraordinary shareholders’ general meeting within two months. Where shareholders holding 10% or more shares request an extraordinary shareholders’ general meeting, such shareholders shall make a request in writing to the Board with a clear agenda. The Board shall, upon receipt of such a written request, convene a meeting as soon as possible. If the Board fails to convene a meeting within 30 days of the receipt of such a written request, shareholders making such a request may convene a meeting by themselves at the cost of the Company within four months of the receipt by the Board of such a written request.

In accordance with the Articles of Association, when the Company convenes the shareholders’ general meeting, shareholders individually or in aggregate holding 3% or more of the shares of the Company shall have the right to submit proposals to the Company. The Company should include such matters that fall into the scope of the functions and powers of the shareholders’ general meeting in the agenda of the meeting. Shareholders individually or in aggregate holding 3% or more of the shares of the Company may submit provisional proposals in writing to the convenor sixteen days prior to the shareholders’ general meeting. The provisional proposals shall fall into the scope of the functions and powers of the shareholders’ general meeting and specify explicit topics and specific resolution matters.

Shareholders may put forward enquiries to the Board through the Board Secretary or the Company Secretary, or put forward proposals at shareholders’ general meetings through their proxies. The Company has made available its contact details in its correspondence with shareholders to enable such enquiries or proposals to be properly directed.

INFORMATION DISCLOSURE AND INVESTOR RELATIONS

The Company has established a well-developed and practical information disclosure system in strict compliance with the laws and regulations of its listed jurisdictions and continued to improve the quality of its information disclosure so as to ensure that domestic and overseas investors obtain true, accurate and complete information. The Company has proactively developed investor relations and strengthened its contact and communication with domestic and overseas investors, and addressed hot issues as earlier as possible, which enabled domestic and overseas investors to understand the business operations of the Company in a timely manner.

China Life Insurance Company Limited    Annual Report 2016

Corporate Governance

In 2016, the Company continued to strengthen the construction of its information disclosure system and implement the regulatory requirements relating to information disclosure in a practical manner in order to ensure the timeliness, fairness, truthfulness, accuracy and completeness of information disclosure. The Company constantly enhanced the quality of information disclosure, actively studied and improved the method of disclosure of key information from the perspective of investors, in particular medium and small investors, to enable them to have a deeper understanding of the development strategies, business operations and major issues of the Company, and extended the scope and depth of information disclosure of periodic reports and special reports, so as to ensure investors to obtain timely and accurate information affecting its decisions. The Company also regularly organized internal training courses relating to information disclosure, carried out timely study and promotion of new regulatory rules of its listed jurisdictions in the PRC and overseas, and explained the key points and difficulties of information disclosure. The Company also strictly implemented the registration and filing procedures of persons who have knowledge of inside information, strengthened the confidentiality of the Company’s inside information, and safeguarded the legitimate rights and interests of investors, with a view to maintaining the fairness, impartiality and openness of the information disclosure of the Company.

In 2016, the Company continuously improved and strengthened its relations with investors, which mainly included holding the Annual General Meeting, holding results release conferences, embarking on global non-deal roadshows, meeting and holding conference calls with investors and analysts, attending investors’ meetings, frequently updating information on its investor relations website, and timely responding to enquiries from investors and analysts. The Company attached great importance to the innovation of investor relations, and kept abreast with the development pace of technology era. In the third quarter of 2016, the Company held a global conference call in relation to the release of its operating results for the first time since its listing to convey the message of the management directly to the capital market. Looking back to 2016, the Company communicated with more than 3,000 investors and analysts through different channels, including the reception at the Company of 110 groups of investors and analysts consisting of over 850 individuals in total, communicating with more than 1,000 investors by participating in 16 investors’ meetings held locally or internationally, and meeting and visiting more than 130 investors in roadshows. In addition, the Company kept in close contact with investors by phone and email, communicated with them through more than 1,500 emails, and answered their calls and emails for more than 300 person-times.

In the assessment and selection of the “Gold Bull Award for the PRC Listed Companies in 2015” held by China Securities Journal in 2016, the Company was awarded the titles of the “Gold Bull Award for Top 100 Listed Companies in 2015” and the “Gold Bull Award for the Most Profitable Companies in 2015”. In the assessment and selection of the “Golden Governance-Outstanding Board Secretaries of Listed Companies in 2015” held by Shanghai Securities News in 2016, Mr. Zheng Yong, the Board Secretary, was awarded the title of the “Golden Governance-Board Secretary for Information Disclosure”.

CHANGES OF THE ARTICLES OF ASSOCIATION

With the approval at the 2014 Annual General Meeting held on 28 May 2015, the Company included the “fund sales business” into its business scope as stipulated in the Articles of Association and amended certain articles pursuant to the regulatory requirements. For details of such amendment, please refer to the Supplemental Notice of Annual General Meeting published by the Company on the HKExnews website of the Hong Kong Exchanges and Clearing Limited on 8 May 2015. The amendment was approved by the CIRC on 20 April 2016.

China Life Insurance Company Limited    Annual Report 2016

Internal Control and Risk Management

1.	INTERNAL CONTROL

The Company has been devoting significant effort towards the promotion of internal control and the establishment of internal control related systems. In accordance with the requirements of the “Standard Regulations on Corporate Internal Control”, the “Implementation Guidelines for Corporate Internal Control”, the “Guidance on Internal Control for Companies Listed on the Shanghai Stock Exchange”, the “Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited”, and the “Basic Standards of Internal Control for Insurance Companies” issued by the CIRC, the Company has carried out a lot of work on its internal control system establishment, rules implementation and risk management by strictly following its corporate governance structure. The Company has also formulated and issued the “Internal Control Implementation Manual of China Life Insurance Company Limited (2016 Edition)” to strengthen the implementation of internal control standards and internal control assessments, and actively promoted the culture and philosophy of internal control, thereby continuously enhancing the internal control of the Company.

Pursuant to the requirements of the “Notice on the Proper Preparation for Disclosure of 2016 Annual Reports of Listed Companies” promulgated by the SSE, the Company shall release an Internal Control Self-assessment Report simultaneously with the publication of its 2016 annual report. The Company, as an overseas private issuer, was required to provide a specific assessment report on its internal control system relating to financial reporting for the year ended 31 December 2016 in its Form 20-F (U.S. Annual Report) submitted to the U.S. Securities and Exchange Commission (the “SEC”) in accordance with Section 404 of the U.S. Sarbanes-Oxley Act. In accordance with the requirements of laws and regulations relating to internal control of the jurisdictions where the Company is listed, the Company has completed internal control self-assessments in relation to the requirements of Section 404 of the U.S. Sarbanes-Oxley Act and the SSE for the year ended 31 December 2016 in two stages, namely, interim assessment and supplementary test, and confirmed after the assessments that its internal controls were effective. The Company has also received from its independent auditors an unqualified opinion on the effectiveness of its internal control in relation to financial reporting as at 31 December 2016. The Company’s assessment report and the report of its independent auditors will be included as an attachment to its annual report submitted to the SSE and its Form 20-F submitted to the SEC.

It is the responsibility of the Board of the Company to establish and effectively implement well-established internal control systems, assess their effectiveness and disclose the report on the internal control assessment. The Board and the Audit Committee are responsible for leading the implementation of internal control measures of the Company, and the Supervisory Committee supervises the internal control assessments performed by the Board. The Company has established Risk Management Department in its headquarters and branches. The Company also conducts tests on the management level, assesses the effectiveness of the established and implemented internal control systems in accordance with the regulatory requirements of the jurisdictions where the Company is listed, and reports to the Board, the Audit Committee and the management.

In compliance with regulatory requirements and having considered the characteristics of its business and management requirements, the Company has established and implemented a series of internal control measures and procedures with respect to currency and funds, insurance operations, external investments, physical assets, information technology, financial reporting and information disclosure to ensure the safety and integrity of its assets. By complying with relevant PRC laws and regulations as well as the internal rules and regulations of the Company, the quality of accounting information has been improved.

China Life Insurance Company Limited    Annual Report 2016

Internal Control and Risk Management

A relatively well-developed internal control system has been established in terms of team-building, sales and operations, and system management for the sales channels, such as individual insurance, group insurance, bancassurance, health insurance and e-commerce. This internal control system regulates the relevant authorizations and operational workflows, and effectively adopts the measures to prevent and manage risks relating to the operation of exclusive agents. The Company has promulgated clear regulations for the workflows and authorizations relating to the verification of insurance policies, insurance claims and insurance preservation. The Company has also formulated business operation standards and service quality standards, developed systems of business, document and file management, and further regulated the management of business approval authority to strengthen its control over business risk and improve the quality of its services.

In accordance with relevant laws and regulations such as the “Accounting Law of the People’s Republic of China” and the “Enterprise Accounting Standards” and taking into account the needs of the Company for its business development, operation and management, the Company has formulated and issued the “Accounting System of China Life Insurance Company Limited” and the “Accounting Practices of China Life Insurance Company Limited”. The accounting units of the Company at all levels have implemented them in strict compliance with the requirements of the accounting system and various basic systems to regulate works relating to financial accounting and preparation of financial reports. The accounting units of the Company at all levels have assigned positions in a reasonable manner, clearly defined duties and responsibilities of such positions and their scope of authority on management, and strictly prohibited employees from serving incompatible positions concurrently, thus exercising the control over financial risks in an efficient manner.

The Company has formulated the “Measures on the Administration of the Accountability System for Major Errors in Periodic Report Disclosures of China Life Insurance Company Limited”, which set forth provisions governing the basic responsibilities of periodic report disclosures, the major errors in periodic report disclosures and the responsibility attribution. As at 31 December 2016, there has been no major error in periodic report disclosures of the Company. In order to enhance the confidentiality of its inside information and regulate the collection, management and reporting of its material information, the Company has formulated the “Measures for the Administration of Persons Who Have Knowledge of Inside Information of China Life Insurance Company Limited” and the “System of Internal Reporting of Material Information of China Life Insurance Company Limited”. In particular, the internal report on material information has been included in the indicator system under the internal control report of the Company. Persons responsible for reporting material information (including all departments, branches, subsidiaries and affiliates of the Company, the controlling shareholder and the shareholders holding over 5% of shares of the Company) obtain and identify potential material information at the level of operation and management by making use of various information technologies, and submit and report such information to the President and the Board of the Company as earlier as possible. The Board then makes the final decision on whether to release the material information, and discloses the same to such extent as it considers reasonable and practicable.

China Life Insurance Company Limited    Annual Report 2016

Internal Control and Risk Management

The Company has established a well-developed system relating to investment decisions in accordance with the relevant laws and regulations and based on the actual situation of investment management. The system defines the approval and decision-making authority, authorization mechanism and specific decision-making procedures for investment management. All major investment decisions shall be approved at an appropriate level and their actual implementation shall be in strict compliance with the relevant requirements of the investment management system. The Investment Decisions Committee is a permanent body of the Company for investment decisions, which is responsible for reviewing major investments and providing support to any investment decisions made by the management.

Under the management of a unified system, the Company has established a comprehensive information technology system and formed a closed-loop mechanism focusing on centralized review and publication, periodic inspection and continuous improvement. Further, the Company has promoted the construction of an information safety system, and formulated and implemented a series of effective internal control measures in the course of system development and testing and day-to-day operation and management, thereby strengthening the information safety control and improving the information safety management of the Company.

The Risk Management Department, Audit Department and Supervision Department of the Company are responsible for overseeing the implementation of its internal control policies. The Risk Management Department identifies issues in the areas of system design, control implementation and risk management in a timely manner through the adoption of various measures such as walk-through test, control test and risk analysis. It also eliminates loopholes, guards against risks and reduces losses by adopting various measures to improve systems, enhances legal compliance and pursues responsible persons. With the active implementation of the requirements of regulatory departments and the management of the Company and the adherence to the risk-oriented principle, the Audit Department has carried out routine audits and a variety of ad-hoc audits, covering the management of orphan policies, key city projects, supplementary major medical insurance, information system security, solvency risk management system, internal control of capital application, subsequent audit, connected transactions and anti-money laundering. These routine and ad-hoc audits enabled the Company to identify potential risks in a timely manner and promote the business operation of the Company in compliance with applicable laws and regulations through improving the supervision and remedial mechanisms, strengthening the implementation of rectification measures and enhancing the application of audit results. The Company has formulated regulations with respect to the reporting, investigation, handling of and responsibility attribution for cases involving any violations of laws, disciplinary rules and regulations by employees, each being implemented by the Supervision Department, which ensures that cases involving any violations of laws, disciplinary rules and regulations by employees are handled in a timely manner, and the persons involved will be attributed to proper responsibility. The Supervision Department reports the cases involving insurance agents (which specifically refer to judicial cases) and manages the responsibility attribution of such cases in accordance with regulations such as the “Notice on the Establishment of a Reporting System of Judicial Cases involving Insurance Industry” issued by the CIRC and internal policies such as the “Implementing Rules for Responsibility Attribution of Cases”, and constantly optimizes the relevant internal policies pursuant to the standards for administration of cases of insurance institutions promulgated by the competent authorities in charge of supervision of the insurance industry.

China Life Insurance Company Limited    Annual Report 2016

Internal Control and Risk Management

II.	RISK MANAGEMENT

The Company has established a 5-tier organizational structure with the ultimate responsibility assumed by the Board, under the direct leadership of the management, having reliance on the risk management departments and with the close cooperation among the relevant functional departments. The first tier is the corporate governance level, including the Board, the Supervisory Committee, and the Risk Management Committee and the Audit Committee under the Board. The second tier is the headquarter level. The President’s Office of the Company has set up the Risk Management Committee, under which several functional departments, such as the Risk Management Department, the Legal and Compliance Department, the Supervision Department, the Audit Department, and the departments in charge of finance and business administration, are established. The third tier is the provincial branches level. The General Manager’s Office of the Company has set up the Risk Management Committee, under which several functional departments, such as the Risk Management Department, the Supervision Department, and the departments in charge of finance and business administration, are established. The fourth tier is the local or city branches level, including Supervision (Legal and Compliance) Departments and related functional departments. The fifth tier is the county sub-branches level, the persons responsible for internal control and risk management of which have been determined. By establishing the organizational structure of risk control, the Company has gradually established a criss-cross network of risk control system, with the risk management departments at all levels as leading bodies, the relevant functional departments as main bodies, the vertical decision-making control system and horizontal interactive collaboration mechanism as supporting systems and the comprehensive risk management as focus, thus laying a strong foundation for the Company to achieve a comprehensive risk management system with full coverage, all-employee participation and effective workflows.

In 2016, the Company consistently reinforced the construction of its risk management system. Pursuant to the requirements of the CIRC on the C-ROSS, the Company established a risk management system, with the “Rules for the Management of Comprehensive Risks” as the general outline, the risk management systems on seven types of risks (including insurance risk, market risk, etc.) as the focus, and the implementing rules for series of business as the base, so as to form a fundamental system and standard on the risk control of the Company. The Company actively pushed forward the adjustment to the organizational structure of risk management by appointing the chief risk officer, regulating the establishment of risk management departments and creating additional divisions and offices with relevant functions. The Company also consistently optimized its mechanism for the formation, transmission and application of risk preference, and applied such risk preference to the work such as budget, assets allocation and strategic planning.

The Company conducts a self-assessment on solvency risk management capability every year pursuant to the requirements of the CIRC on the C-ROSS so as to assess all work in relation to risk management at two levels: the soundness of the system and the effectiveness of its implementation. From October to November 2016, the CIRC conducted an inspection on the solvency risk management of the Company. According to the feedback given by the CIRC, the Company received a leading score among its peers in the life insurance industry in the “C-ROSS Solvency Risk Management Assessment” (“SARMRA”) of the CIRC in 2016. The Company conducts a risk assessment on seven types of risks (including insurance risk, market risk, credit risk, operational risk, strategic risk, reputational risk and liquidity risk) at least once every six months, and reports the same to the senior management. Based on the assessment, the overall risk of the Company is within a controllable range.

For an analysis and management of the major risk factors of the Company, please refer to Note 4 in the Notes to the Consolidated Financial Statements of this annual report.

It should be noted that the risk management and internal control of the Company are designed with the objectives to reasonably ensure the legal compliance of business operation and management, safety of assets, truthfulness and completeness of financial reports and relevant information, improvement of operating efficiency and effect, and accomplishment of development strategy. Given the inherent limitations on risk management and internal control, the Company can only provide reasonable assurance with respect to the accomplishment of the above objectives.

China Life Insurance Company Limited    Annual Report 2016

Honors and Awards

“Forbes”	“2016 Forbes Global 2000”, ranking No. 49

“FORTUNE China”	“2016 Top 500 Chinese Enterprises”, ranking No. 12

Hexun.com – the “14th China’s Financial Annual Champion Awards of 2016”	“2016 Most Influential Life Insurance Company”

“The Asset” magazine	“The Asset Triple A Country Awards: Best Transaction of the Year in China/Best Bonds of the Year in China”

“The Asset Triple A Regional Awards: Best Bonds of Fixed Income Assets”

Millward Brown	“2016 BrandZ Top 100 Global Most Valuable Brands”, ranking No. 59

“Financial Times” – “2016 Gold Medal List of Chinese Financial Institutions (the 9th Session)”	“2016 Golden Dragon Award – Best Life Insurance Company of the Year”

“National Business Daily” – Assessment and Selection of the “Golden Tripod Award” (the 7th Session)	“2016 Excellent Customer Service Award”

“21st Century Business Herald” – “Assessment and Selection of the Competitiveness of Asian Financial Enterprises in 2016”	“2016 Best Life Insurance Company in Asia”

“Assessment and Selection of the Supervisory Committees of Listed Companies with the Best Practice” jointly organized by the Listed Companies Association of the PRC, the Shanghai Stock Exchange and the Shenzhen Stock Exchange	“Top 20 Supervisory Committees of Listed Companies with the Best Practice”

China Association for Quality Promotion – “2nd Chinese Conference on Services”	“Five-star Award of the China Service Stars”

China Association for Quality Promotion – “3.15 Themed Activities on Consumption and Right Protection of China Association for Quality Promotion in 2016”	“Service Quality and Innovation Award”

China Philanthropy Times – “2016 China Charity Annual Conference”	“2016 China Charitable Enterprise”

China Life Insurance Company Limited    Annual Report 2016

Independent Auditor’s Report

To the shareholders of China Life Insurance Company Limited

(Incorporated in the People’s Republic of China with limited liability)

OPINION

We have audited the consolidated financial statements of China Life Insurance Company Limited (the “Company”) and its subsidiaries (the “Group”) set out on pages 113 to 226, which comprise the consolidated statement of financial position as at 31 December 2016, and the consolidated statement of comprehensive income, the consolidated statement of changes in equity and the consolidated statement of cash flows for the year then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies.

In our opinion, the consolidated financial statements give a true and fair view of the consolidated financial position of the Group as at 31 December 2016, and of its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with International Financial Reporting Standards (“IFRSs”) issued by the International Accounting Standards Board (“IASB”) and have been properly prepared in compliance with the disclosure requirements of the Hong Kong Companies Ordinance.

BASIS FOR OPINION

We conducted our audit in accordance with International Standards on Auditing (“ISAs”) issued by the International Auditing and Assurance Standards Board. Our responsibilities under those standards are further described in the Auditor’s responsibilities for the audit of the consolidated financial statements section of our report. We are independent of the Group in accordance with the Code of Ethics for Professional Accountants (the “Code”) issued by the Hong Kong Institute of Certified Public Accountants, and we have fulfilled our other ethical responsibilities in accordance with the Code. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

KEY AUDIT MATTERS

Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole and in forming our opinion thereon, and we do not provide a separate opinion on these matters. For each matter below, our description of how our audit addressed the matter is provided in that context.

We have fulfilled the responsibilities described in the Auditor’s responsibilities for the audit of the consolidated financial statements section of our report, including in relation to these matters. Accordingly, our audit included the performance of procedures designed to respond to our assessment of the risks of material misstatement of the consolidated financial statements. The results of our audit procedures, including the procedures performed to address the matters below, provide the basis for our audit opinion on the accompanying consolidated financial statements.

China Life Insurance Company Limited    Annual Report 2016

Independent Auditor’s Report

To the shareholders of China Life Insurance Company Limited

(Incorporated in the People’s Republic of China with limited liability)

KEY AUDIT MATTERS (continued)

Key audit matter

Valuation of insurance contract liabilities

The Group had significant insurance contract liabilities stated at RMB1,847.99 billion as at 31 December 2016, representing 77.34% of the Group’s total liabilities. This is an area that involves significant judgement over uncertain future outcomes, including primarily the timing and amount of ultimate full settlement of policyholder liabilities. Actuarial models are used to support the calculation of insurance contract liabilities. The complexity of the models may give rise to errors as a result of inaccurate/incomplete data or the design or application of the models. Assumptions used in actuarial models, such as mortality, morbidity, expenses, lapse rates, and so on, are set up applying estimates and judgements based on the experience analysis and future expectations by management.

The Group’s disclosures about valuation of insurance contract liabilities are included in Note 3.1, which specifically explains the uncertainty of key assumptions applied in the valuation. Please also refer to Note 4.1.3 for the sensitivity analysis of the impact of key assumptions changes on the performance of the Group.

How our audit addressed the key audit matter

In our audit, we involved our internal actuarial specialists to assist us in performing the following audit procedures in this area, which included among others:

•	Assessing the design and testing the operating effectiveness of internal controls over the insurance contract liabilities’ processes including management’s determination and approval processes for experience analysis and setting of assumptions, calculation processes for actuarial estimation and actual result, and so on;

•	Assessing the assumptions by reference to the industry data, and considering both historical experience and business expectation of the Group;

•	Establishing models independently to test the valuation of liabilities for selected insurance products; and

•	Analysing the movement of these liabilities considering the changes in actuarial assumptions of the reporting period.

We tested the underlying data used in the valuation of these liabilities, and compared it with original documents. By applying our insurance industry knowledge and experience, we compared the methodology, models and assumptions used by the Group against recognised actuarial practices.

China Life Insurance Company Limited    Annual Report 2016

Independent Auditor’s Report

To the shareholders of China Life Insurance Company Limited

(Incorporated in the People’s Republic of China with limited liability)

KEY AUDIT MATTERS (continued)

Key audit matter

The impairment test for investment in an associate

The Group held material investment in an associate, Sino-Ocean Group Holding Limited (“Sino-Ocean”), a company listed on the Stock Exchange of Hong Kong Limited, with a carrying value of RMB12.68 billion as at 31 December 2016. As the quoted market price of this investment had been below its carrying value for more than one year, the Group performed an impairment test with the assistance from an external valuer in 2015, based on which an impairment loss of RMB1.01 billion was recorded as at 31 December 2015. During 2016, the quoted market price of this investment was still below its carrying value, and the Group performed an impairment test with the assistance from an external valuer at the year end of 2016 as well, with the result that no further impairment loss needed to be recorded. In the assessment of the value in use of this investment, business assumptions for the projection of future cash flows and the determination of the discount rate were made by management based on their analysis of the historical operating results and the estimation of future expectations.

Disclosure of the impairment of this investment is disclosed in Note 8.

How our audit addressed the key audit matter

In our audit, our internal valuation specialists were involved to assist us in reviewing the technique and the discount rate used in the impairment test with reference to valuation guidelines and industry practices, which including:

•	Assessing the comparable companies selected to generate certain inputs in calculating the Weighted Average Cost of Capital by reference to the financial and operational information of those companies and the Group; and

•	Calculating the Weighted Average Cost of Capital using the Capital Asset Pricing Model.

We assessed the objectivity and capability of the external valuer. We compared the selling prices of development properties and rentals of investment properties with the historical business performance of Sino-Ocean and industry data to review the assumptions used in the cash flow projection of the external valuer.

Fair value of financial assets

The Group held material investments in certain financial assets such as private equity funds, preference shares, other equity and debt investments, which are accounted for as available-for-sale securities at fair value and securities at fair value through profit or loss with the total amount of RMB91.24 billion as at 31 December 2016. These investments are classified as level 3 in the fair value hierarchy, as their fair value are measured using valuation techniques with unobservable significant inputs. Fair value measurement can be a subjective area and more so for areas of the market reliant on model based valuation or with weak liquidity and price discovery. The selection of valuation techniques for these financial assets can be subjective and is so for assumptions. The use of different valuation techniques and assumptions could produce significantly different estimates of fair value.

Note 4.3 discloses the balance of these investments, the valuation techniques and significant unobservable inputs used in the measurement of the fair value of these investments.

Our internal valuation specialists were involved to assist us to assess the valuation techniques against industry practice and valuation guidelines, compare assumptions used against industry benchmarks, investigate significant differences and perform our own independent valuations where applicable.

We tested valuation, verification and model approval processes, and evaluated the design and operating effectiveness of the internal controls over those processes.

China Life Insurance Company Limited    Annual Report 2016

Independent Auditor’s Report

To the shareholders of China Life Insurance Company Limited

(Incorporated in the People’s Republic of China with limited liability)

KEY AUDIT MATTERS (continued)

Key audit matter

How our audit addressed the key audit matter

Valuation of identifiable intangible assets generated from an acquisition

On 29 August 2016, the Group completed the acquisition of an additional 23.686% equity interest in an existing associate, China Guangfa Bank Co., Ltd. (“CGB”), which remained an associate accounted for under the equity method. The Group performed a purchase price allocation exercise that involved valuing the identifiable net assets of CGB, especially for the identifiable intangible assets which are mainly the core deposit intangibles and the credit card client relationship arising from the acquisition. The Group engaged an external valuer to perform the valuation of the identifiable intangible assets, as the valuation involved complex assumptions and judgements, the change to which can have a material impact on the valuation adopted in the financial statements.

Please refer to Note 3.3 for the key assumptions involved in the valuation.

Our internal valuation specialists were involved to assist us to review the valuation methodologies and key valuation assumptions used by management, and the procedures included among others:

•	Assessing the methodology of the valuation of the intangible assets;

•	Testing the cash flow projection by comparing the key assumptions it based on against the historical business data and market practice; and

•	Assessing the discount rate by verifying the selection of comparable companies based on bank industry experience and performing a corroborative analysis using the Capital Asset Pricing Model independently.

We assessed the objectivity and capability of the external valuer and tested the historical financial information, from which the assumptions for the cash flow projection were generated.

OTHER INFORMATION INCLUDED IN THE ANNUAL REPORT

The directors of the Company are responsible for the other information. The other information comprises the information included in the Annual Report, other than the consolidated financial statements and our auditor’s report thereon.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

China Life Insurance Company Limited    Annual Report 2016

Independent Auditor’s Report

To the shareholders of China Life Insurance Company Limited

(Incorporated in the People’s Republic of China with limited liability)

RESPONSIBILITIES OF THE DIRECTORS FOR THE CONSOLIDATED FINANCIAL STATEMENTS

The directors of the Company are responsible for the preparation of consolidated financial statements that give a true and fair view in accordance with IFRSs issued by the IASB and the disclosure requirements of the Hong Kong Companies Ordinance, and for such internal control as the directors determine is necessary to enable the preparation of the consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, the directors of the Company are responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors of the Company either intend to liquidate the Company or to cease operations or have no realistic alternative but to do so.

The directors of the Company are assisted by the Audit Committee in discharging their responsibilities for overseeing the Group’s financial reporting process.

AUDITOR’S RESPONSIBILITIES FOR THE AUDIT OF THE CONSOLIDATED FINANCIAL STATEMENTS

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Our report is made solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with ISAs, we exercise professional judgement and maintain professional scepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the directors.

China Life Insurance Company Limited    Annual Report 2016

Independent Auditor’s Report

To the shareholders of China Life Insurance Company Limited

(Incorporated in the People’s Republic of China with limited liability)

AUDITOR’S RESPONSIBILITIES FOR THE AUDIT OF THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

•	Conclude on the appropriateness of the directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.

•	Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•	Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with the Audit Committee regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide the Audit Committee with a statement that we have complied with relevant ethical requirements regarding independence and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with the Audit Committee, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditor’s report is Ng Chi Keung.

Ernst & Young

Certified Public Accountants

Hong Kong

23 March 2017

China Life Insurance Company Limited    Annual Report 2016

Consolidated Statement of Financial Position

As at 31 December 2016

	Notes	As at 31 December 2016 RMB million	As at 31 December 2015 RMB million

ASSETS
Property, plant and equipment	6	30,389	26,974
Investment properties	7	1,191	1,237
Investments in associates and joint ventures	8	119,766	47,175
Held-to-maturity securities	9.1	594,730	504,075
Loans	9.2	226,573	207,267
Term deposits	9.3	538,325	562,622
Statutory deposits – restricted	9.4	6,333	6,333
Available-for-sale securities	9.5	766,423	770,516
Securities at fair value through profit or loss	9.6	209,124	137,990
Securities purchased under agreements to resell	9.7	43,538	21,503
Accrued investment income	9.8	55,945	49,552
Premiums receivable	11	13,421	11,913
Reinsurance assets	12	2,134	1,420
Other assets	13	22,013	23,642
Cash and cash equivalents		67,046	76,096

Total assets		2,696,951	2,448,315

The notes on pages 120 to 226 form an integral part of these consolidated financial statements.

China Life Insurance Company Limited    Annual Report 2016

Consolidated Statement of Financial Position

As at 31 December 2016

	Notes	As at 31 December 2016 RMB million	As at 31 December 2015 RMB million

LIABILITIES AND EQUITY
Liabilities
Insurance contracts	14	1,847,986	1,715,985
Investment contracts	15	195,706	84,106
Policyholder dividends payable		87,725	107,774
Interest-bearing loans and borrowings	16	16,170	2,643
Bonds payable	17	37,998	67,994
Financial liabilities at fair value through profit or loss		2,031	856
Securities sold under agreements to repurchase	18	81,088	31,354
Annuity and other insurance balances payable		39,038	30,092
Premiums received in advance		35,252	32,266
Other liabilities	19	36,836	26,514
Deferred tax liabilities	28	7,768	16,953
Current income tax liabilities		1,214	5,347
Statutory insurance fund	20	491	217

Total liabilities		2,389,303	2,122,101

Equity
Share capital	34	28,265	28,265
Other equity instruments	35	7,791	7,791
Reserves	36	145,007	163,381
Retained earnings		122,558	123,055

Attributable to equity holders of the Company		303,621	322,492

Non-controlling interests		4,027	3,722

Total equity		307,648	326,214

Total liabilities and equity		2,696,951	2,448,315

Approved and authorised for issue by the Board of Directors on 23 March 2017.

Yang Mingsheng	Lin Dairen
Director	Director

The notes on pages 120 to 226 form an integral part of these consolidated financial statements.

China Life Insurance Company Limited    Annual Report 2016

Consolidated Statement of Comprehensive Income

For the year ended 31 December 2016

	Notes	2016 RMB million	2015 RMB million

REVENUES
Gross written premiums		430,498	363,971
Less: premiums ceded to reinsurers		(1,758)	(978)

Net written premiums		428,740	362,993
Net change in unearned premium reserves		(2,510)	(692)

Net premiums earned		426,230	362,301

Investment income	21	109,147	97,582
Net realised gains on financial assets	22	6,038	32,297
Net fair value gains/(losses) through profit or loss	23	(7,094)	10,209
Other income		6,460	5,060

Total revenues		540,781	507,449

BENEFITS, CLAIMS AND EXPENSES
Insurance benefits and claims expenses
Life insurance death and other benefits	24	(253,157)	(221,701)
Accident and health claims and claim adjustment expenses	24	(27,269)	(21,009)
Increase in insurance contract liabilities	24	(126,619)	(109,509)
Investment contract benefits	25	(5,316)	(2,264)
Policyholder dividends resulting from participation in profits		(15,883)	(33,491)
Underwriting and policy acquisition costs		(52,022)	(35,569)
Finance costs	26	(4,767)	(4,320)
Administrative expenses		(31,854)	(27,458)
Other expenses		(4,859)	(7,428)
Statutory insurance fund contribution	20	(1,048)	(743)

Total benefits, claims and expenses		(522,794)	(463,492)

Share of profit of associates and joint ventures, net	8	5,855	1,974

Profit before income tax	27	23,842	45,931
Income tax	28	(4,257)	(10,744)

Net profit		19,585	35,187

Attributable to:
– Equity holders of the Company		19,127	34,699
– Non-controlling interests		458	488

Basic and diluted earnings per share	30	RMB0.66	RMB1.22

The notes on pages 120 to 226 form an integral part of these consolidated financial statements.

China Life Insurance Company Limited    Annual Report 2016

Consolidated Statement of Comprehensive Income

For the year ended 31 December 2016

	Notes	2016 RMB million	2015 RMB million

Other comprehensive income
Other comprehensive income that may be reclassified to profit or loss in subsequent periods:
Fair value gains/(losses) on available-for-sale securities		(44,509)	54,080
Amount transferred to net profit from other comprehensive income		(6,038)	(32,297)
Portion of fair value changes on available-for-sale securities attributable to participating policyholders		17,372	(12,767)
Share of other comprehensive income of associates and joint ventures under the equity method		(864)	353
Exchange differences on translating foreign operations		21	10
Income tax relating to components of other comprehensive income	28	8,242	(2,242)

Other comprehensive income that may be reclassified to profit or loss in subsequent periods		(25,776)	7,137

Other comprehensive income that will not be reclassified to profit or loss in subsequent periods		—	—

Other comprehensive income for the year, net of tax		(25,776)	7,137

Total comprehensive income for the year, net of tax		(6,191)	42,324

Attributable to:
– Equity holders of the Company		(6,647)	41,775
– Non-controlling interests		456	549

The notes on pages 120 to 226 form an integral part of these consolidated financial statements.

China Life Insurance Company Limited    Annual Report 2016

Consolidated Statement of Changes in Equity

For the year ended 31 December 2016

	Attributable to equity holders of the Company				Non-controlling interests	Total
	Share capital RMB million (Note 34)	Other equity instruments RMB million (Note 35)	Reserves RMB million (Note 36)	Retained earnings RMB million	RMB million	RMB million

As at 1 January 2015	28,265	—	145,919	109,937	3,210	287,331
Net profit	—	—	—	34,699	488	35,187
Other comprehensive income	—	—	7,076	—	61	7,137

Total comprehensive income	—	—	7,076	34,699	549	42,324

Transactions with owners
Capital paid in by non-controlling interests	—	—	—	—	80	80
Capital paid in by other equity instruments holders	—	7,791	—	—	—	7,791
Appropriation to reserves (Note 36)	—	—	10,090	(10,090)	—	—
Dividends paid (Note 32)	—	—	—	(11,491)	—	(11,491)
Dividends to non-controlling interests	—	—	—	—	(117)	(117)
Others	—	—	296	—	—	296

Total transactions with owners	—	7,791	10,386	(21,581)	(37)	(3,441)

As at 31 December 2015	28,265	7,791	163,381	123,055	3,722	326,214

As at 1 January 2016	28,265	7,791	163,381	123,055	3,722	326,214
Net profit	—	—	—	19,127	458	19,585
Other comprehensive income	—	—	(25,774)	—	(2)	(25,776)

Total comprehensive income	—	—	(25,774)	19,127	456	(6,191)

Transactions with owners
Appropriation to reserves (Note 36)	—	—	7,367	(7,367)	—	—
Dividends paid (Note 32)	—	—	—	(12,257)	—	(12,257)
Dividends to non-controlling interests	—	—	—	—	(151)	(151)
Others	—	—	33	—	—	33

Total transactions with owners	—	—	7,400	(19,624)	(151)	(12,375)

As at 31 December 2016	28,265	7,791	145,007	122,558	4,027	307,648

The notes on pages 120 to 226 form an integral part of these consolidated financial statements.

China Life Insurance Company Limited    Annual Report 2016

Consolidated Statement of Cash Flows

For the year ended 31 December 2016

	2016	2015
	RMB million	RMB million

CASH FLOWS FROM OPERATING ACTIVITIES
Profit before income tax	23,842	45,931

Adjustments for:
Investment income	(109,147)	(97,582)
Net realised and unrealised losses/(gains) on financial assets	1,056	(42,506)
Insurance contracts	131,354	112,142
Depreciation and amortisation	2,083	2,036
Foreign exchange gains	(582)	(812)
Share of profit of associates and joint ventures, net	(5,855)	(1,974)
Changes in operating assets and liabilities:
Securities at fair value through profit or loss	(76,318)	(100,089)
Financial liabilities at fair value through profit or loss	1,539	403
Receivables and payables	124,466	70,482
Income tax paid	(9,331)	(8,380)
Interest received – securities at fair value through profit or loss	5,465	1,225
Dividends received – securities at fair value through profit or loss	526	313

Net cash inflows/(outflows) from operating activities	89,098	(18,811)

CASH FLOWS FROM INVESTING ACTIVITIES
Disposals and maturities:
Disposals of debt securities	10,447	11,546
Maturities of debt securities	50,101	41,806
Disposals of equity securities	508,476	400,451
Property, plant and equipment	114	199
Disposal of subsidiaries	(11)	3,875
Purchases:
Debt securities	(173,628)	(53,340)
Equity securities	(537,012)	(522,787)
Property, plant and equipment	(5,310)	(8,384)
Capital contribution to associates and joint ventures	(65,158)	(766)
Decrease/(increase) in term deposits, net	37,515	124,838
Decrease/(increase) in securities purchased under agreements to resell, net	(22,035)	(9,602)
Interest received	78,891	81,688
Dividends received	20,390	8,828
Decrease/(increase) in policy loans, net	(7,483)	(11,305)

Net cash inflows/(outflows) from investing activities	(104,703)	67,047

The notes on pages 120 to 226 form an integral part of these consolidated financial statements.

China Life Insurance Company Limited    Annual Report 2016

Consolidated Statement of Cash Flows

For the year ended 31 December 2016

	2016 RMB million	2015 RMB million

CASH FLOWS FROM FINANCING ACTIVITIES
Increase/(decrease) in securities sold under agreements to repurchase, net	49,999	(13,757)
Cash received from issuing other equity instruments	—	7,791
Interest paid	(4,891)	(4,471)
Dividends paid to equity holders of the Company	(12,257)	(11,491)
Dividends paid to non-controlling interests	(151)	(117)
Cash received from borrowings	13,831	—
Capital injected into subsidiaries by non-controlling interests	2,939	2,630
Cash repaid to lenders	(30,000)	—
Cash paid related to other financing activities	(13,200)	—

Net cash inflows/(outflows) from financing activities	6,270	(19,415)

Foreign exchange gains/(losses) on cash and cash equivalents	285	241

Net increase/(decrease) in cash and cash equivalents	(9,050)	29,062

Cash and cash equivalents
Beginning of the year	76,096	47,034

End of the year	67,046	76,096

Analysis of balances of cash and cash equivalents
Cash at banks and in hand	64,364	74,135
Short-term bank deposits	2,682	1,961

The notes on pages 120 to 226 form an integral part of these consolidated financial statements.

China Life Insurance Company Limited    Annual Report 2016

Notes to the Consolidated Financial Statements

For the year ended 31 December 2016

1	ORGANIZATION AND PRINCIPAL ACTIVITIES

China Life Insurance Company Limited (the “Company”) was established in the People’s Republic of China (“China” or the “PRC”) on 30 June 2003 as a joint stock company with limited liability as part of a group restructuring of China Life Insurance (Group) Company (“CLIC”, formerly China Life Insurance Company) and its subsidiaries (the “Restructuring”). The Company and its subsidiaries are hereinafter collectively referred to as the “Group”. The Group’s principal activity is the writing of life insurance business, providing life, annuity, accident and health insurance products in China.

The Company is a joint stock company incorporated in the PRC with limited liability. The address of its registered office is 16 Financial Street, Xicheng District, Beijing, the PRC. The Company is listed on the New York Stock Exchange, the Stock Exchange of Hong Kong Limited, and the Shanghai Stock Exchange.

These consolidated financial statements are presented in millions of Renminbi (“RMB million”) unless otherwise stated. These consolidated financial statements have been approved and authorised for issue by the Board of Directors on 23 March 2017.

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

2.1	Basis of preparation

The Group has prepared these consolidated financial statements in accordance with International Financial Reporting Standards (“IFRSs”), amendments to IFRSs and interpretations issued by the International Accounting Standards Board (“IASB”). These consolidated financial statements also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) and the applicable disclosure requirements of the Hong Kong Companies Ordinance. The Group has prepared the consolidated financial statements under the historical cost convention, except for financial assets and liabilities at fair value through profit or loss, available-for-sale securities, insurance contract liabilities and certain property, plant and equipment at deemed cost as part of the Restructuring process. The preparation of financial statements in compliance with IFRSs requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 3.

2.1.1	New accounting standards and amendments adopted by the Group for the first time for the financial year beginning on 1 January 2016

Effective for annual periods
Standards/Amendments	Content	beginning on or after

IAS 1 Amendments	Disclosure Initiative	1 January 2016
IAS 27 Amendments	Equity Method in Separate Financial Statements	1 January 2016
IFRS 10, IFRS 12 and IAS 28 Amendments	Investment Entities: Applying the Consolidation Exception	1 January 2016
IFRS 11 Amendments	Accounting for Acquisitions of Interests in Joint Operations	1 January 2016

China Life Insurance Company Limited    Annual Report 2016

Notes to the Consolidated Financial Statements

For the year ended 31 December 2016

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.1	Basis of preparation (continued)

2.1.1	New accounting standards and amendments adopted by the Group for the first time for the financial year beginning on 1 January 2016 (continued)

Amendments to IAS 1 – Disclosure Initiative

The amendments to IAS 1 clarify, rather than significantly change, existing IAS 1 requirements. The amendments clarify: the materiality requirements in IAS 1; that specific line items in the statement of comprehensive income and the statement of financial position should be disaggregated; that entities have flexibility as to the order in which they present the notes to financial statements; that the share of other comprehensive income (“OCI”) of associates and joint ventures accounted for using the equity method must be presented in aggregate as a single line item, and classified between those items that will or will not be subsequently reclassified to profit or loss. Furthermore, the amendments clarify the requirements that apply when additional subtotals are presented in the statement of financial position and the statement of comprehensive income. The Group’s consolidated financial statements have complied with the amendments.

IAS 27 Amendments – Equity Method in Separate Financial Statements

The amendments to IAS 27 allow entities to use the equity method to account for investments in subsidiaries, joint ventures and associates in their separate financial statements. The Group does not elect to change to the equity method in the separate financial statements, and the amendments do not have any impact on the Group’s consolidated financial statements.

IFRS 10, IFRS 12 and IAS 28 Amendments – Investment Entities: Applying the Consolidation Exception

Amendments to IFRS 10 clarify that the exemption from presenting consolidated financial statements applies to a parent entity that is a subsidiary of an investment entity, when the investment entity measures all of its subsidiaries at fair value. The amendments to IFRS 10 also clarify that only a subsidiary that is not an investment entity itself and provides support services to the investment entity is consolidated. All other subsidiaries of an investment entity are measured at fair value. Consequential amendments were made to IFRS 12 to require an investment entity that prepares financial statements in which all of its subsidiaries are measured at fair value through profit or loss in accordance with IFRS 9 to present the disclosures in respect of investment entities in accordance with IFRS 12. IAS 28 was also amended to allow an investor that is not itself an investment entity, and has an interest in an investment entity associate or joint venture, to retain the fair value measurement applied by the investment entity associate or joint venture to the interest in its subsidiaries. The amendments to IFRS 10 and IFRS 12 do not have any material impact on the Group’s consolidated financial statements as the Company is not an investment entity as defined in IFRS 10. The Group applied the amendments to IAS 28 when accounting for associates which are investment entities themselves.

IFRS 11 Amendments – Accounting for Acquisitions of Interests in Joint Operations

The amendments to IFRS 11 require that a joint operator accounting for the acquisition of an interest in a joint operation, in which the activity of the joint operation constitutes a business, must apply the relevant IFRS 3 principles for business combinations accounting. The amendments also clarify that a previously held interest in a joint operation is not remeasured on the acquisition of an additional interest in the same joint operation while joint control is retained. The amendments are not relevant to the Group, since the Group had no joint operation as at 31 December 2016.

In addition, the Annual Improvements 2012-2014 Cycle issued in September 2014 sets out amendments to other standards. These annual improvements were established to make non-urgent but necessary amendments to IFRSs. There are no material changes to the accounting policies of the Group as a result of these annual improvements.

China Life Insurance Company Limited    Annual Report 2016

Notes to the Consolidated Financial Statements

For the year ended 31 December 2016

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.1	Basis of preparation (continued)

2.1.2	New accounting standards and amendments that are not yet effective and have not been early adopted by the Group for the financial year beginning on 1 January 2016

Effective for annual period
Standards/Amendments	Content	beginning on or after

IAS 7 Amendments	Disclosure Initiative	1 January 2017
IAS 12 Amendments	Recognition of Deferred Tax Assets for Unrealised Losses	1 January 2017
IFRS 2 Amendments	Classification and Measurement of Share-based Payment Transactions	1 January 2018
IFRS 9	Financial Instruments	1 January 2018
IFRS 15	Revenue from Contracts with Customers	1 January 2018
IFRS 15 Amendments	Clarifications to IFRS 15 Revenue from Contracts with Customers	1 January 2018
IFRS 4 Amendments	Applying IFRS 9 Financial Instruments with IFRS 4 Insurance Contracts	1 January 2018
IFRS 16	Leases	1 January 2019
IFRS 10 and IAS 28 Amendments	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture	No mandatory effective date yet determined but available for adoption

The Group has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

IAS 7 Amendments – Disclosure Initiative

Amendments to IAS 7 Statement of Cash Flows require an entity to provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes. The amendments will result in additional disclosure to be provided in the financial statements. The Group expects to adopt the amendments from 1 January 2017.

IAS 12 Amendments – Recognition of Deferred Tax Assets for Unrealised Losses

Amendments to IAS 12 were issued with the purpose of addressing the recognition of deferred tax assets for unrealised losses related to debt instruments measured at fair value, although they also have a broader application for other situations. The amendments clarify that an entity, when assessing whether taxable profits will be available against which it can utilise a deductible temporary difference, needs to consider whether tax law restricts the sources of taxable profits against which it may make deductions on the reversal of that deductible temporary difference. Furthermore, the amendments provide guidance on how an entity should determine future taxable profits and explain the circumstances in which taxable profit may include the recovery of some assets for more than their carrying amount. The Group expects to adopt the amendments from 1 January 2017.

China Life Insurance Company Limited    Annual Report 2016

Notes to the Consolidated Financial Statements

For the year ended 31 December 2016

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.1	Basis of preparation (continued)

2.1.2	New accounting standards and amendments that are not yet effective and have not been early adopted by the Group for the financial year beginning on 1 January 2016 (continued)

IFRS 2 Amendments – Classification and Measurement of Share-based Payment Transactions

In June 2016, the IASB issued amendments to IFRS 2 Share-based Payment that address three main areas: the effects of vesting conditions on the measurement of a cash-settled share-based payment transaction; the classification of a share-based payment transaction with net settlement features for withholding a certain amount in order to meet the employee’s tax obligations associated with the share-based payment; and accounting where a modification to the terms and conditions of a share-based payment transaction changes its classification from cash-settled to equity-settled. The amendments clarify that the approach used to account for vesting conditions when measuring equity-settled share-based payments also applies to cash-settled share-based payments. The amendments introduce an exception so that a share-based payment transaction with net share settlement features for withholding a certain amount in order to meet the employee’s tax obligation is classified in its entirety as an equity-settled share-based payment transaction when certain conditions are met. Furthermore, the amendments clarify that if the terms and conditions of a cash-settled share-based payment transaction are modified, with the result that it becomes an equity-settled share-based payment transaction, the transaction is accounted for as an equity-settled transaction from the date of the modification. The Group expects to adopt the amendments from 1 January 2018. The amendments are not expected to have any significant impact on the Group’s consolidated financial statements.

IFRS 9 – Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9, bringing together all phases of the financial instruments project to replaces IAS 39 and all previous versions of IFRS 9. The standard introduces new requirements for classification and measurement, impairment, and hedge accounting. IFRS 9 is effective for annual periods beginning on or after 1 January 2018, with early adoption permitted. The Group is currently assessing the impact of the standard upon adoption, and expects that the adoption of IFRS 9 will have an impact on the classification, measurement and impairment of the Group’s financial instruments in the Group’s consolidated financial statements.

IFRS 15 – Revenue from Contracts with Customers and IFRS 15 Amendments

IFRS 15 establishes a new five-step model to account for revenue arising from contracts with customers. Under IFRS 15, revenue is recognised at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer. The principles in IFRS 15 provide a more structured approach for measuring and recognising revenue. The standard also introduces extensive qualitative and quantitative disclosure requirements, including disaggregation of total revenue, information about performance obligations, changes in contract asset and liability account balances between periods and key judgements and estimates. The standard will supersede all current revenue recognition requirements under IFRSs. In April 2016, the IASB issued amendments to IFRS 15 to address the implementation issues on identifying performance obligations, application guidance on principal-versus-agent consideration, licences of intellectual property, and transition. The amendments are also intended to help ensure a more consistent application when entities adopt IFRS 15 and decrease the cost and complexity of applying the standard. IFRS 15 and the amendments are effective for annual periods beginning on or after 1 January 2018, early adoption is permitted. The Group plans to adopt the new standard on the required effective date using the full retrospective method.

Given insurance contracts are scoped out of IFRS 15, the Group expects the main impact of the new standard to be on the accounting for income from administrative and investment management services. The Group does not expect the impact to be significant. The Group is currently assessing the impact on the Group’s consolidated financial statements.

China Life Insurance Company Limited    Annual Report 2016

Notes to the Consolidated Financial Statements

For the year ended 31 December 2016

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.1	Basis of preparation (continued)

2.1.2	New accounting standards and amendments that are not yet effective and have not been early adopted by the Group for the financial year beginning on 1 January 2016 (continued)

IFRS 4 Amendments – Applying IFRS 9 Financial Instruments with IFRS 4 Insurance Contracts

Amendments to IFRS 4 address issues arising from the different effective dates of IFRS 9 and the upcoming new insurance contracts standard (IFRS 17). The amendments introduce two alternative options that allow entities issuing contracts within the scope of IFRS 4 for the adoption of IFRS 9, notably a temporary exemption and an overlay approach. The temporary exemption enables entities whose activities are predominantly connected with insurance to defer the implementation date of IFRS 9 until the earlier of the effective date of the new insurance contracts standard and annual reporting periods beginning on or after 1 January 2021. The overlay approach allows entities applying IFRS 9 from 2018 onwards to remove from profit or loss the effects arising from the adoption of IFRS 9 and reclassify the amounts to OCI for designated financial assets. An entity can apply the temporary exemption from IFRS 9 for annual periods beginning on or after 1 January 2018, or apply the overlay approach when it applies IFRS 9 for the first time. The Group is currently performing an assessment of the amendments to conclude which approach to apply.

IFRS 16 – Leases

IFRS 16 was issued in January 2016 and it replaces IAS 17 Leases, IFRS Interpretations Committee Interpretation No.4 Determining whether an Arrangement contains a Lease, Standing Interpretations Committee (“SIC”) Interpretation No.15 Operating Leases-Incentives and SIC-27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for all leases under a single on-balance sheet model similar to the accounting for finance leases under IAS 17. The standard includes two recognition exemptions for lessees-leases of low-value assets and short-term leases (i.e., leases with a lease term of 12 months or less). At the commencement date of a lease, a lessee will recognise a liability to make lease payments (i.e., the lease liability) and an asset representing the right to use the underlying asset during the lease term (i.e., the right-of-use asset). Lessees will be required to separately recognise the interest expense on the lease liability and the depreciation expense on the right-of-use asset. Lessees will be also required to remeasure the lease liability upon the occurrence of certain events (e.g., a change in the lease term, a change in future lease payments resulting from a change in an index or rate used to determine those payments). The lessee will generally recognise the amount of the remeasurement of the lease liability as an adjustment to the right-of-use asset. Lessor accounting under IFRS 16 is substantially unchanged from today’s accounting under IAS 17. Lessors will continue to classify all leases using the same classification principle as in IAS 17 and distinguish between two types of leases: operating and finance leases. IFRS 16 also requires lessees and lessors to make more extensive disclosures than under IAS 17. IFRS 16 is effective for annual periods beginning on or after 1 January 2019. Early application is permitted, but not before an entity applies IFRS 15. A lessee can choose to apply the standard using either a full retrospective or a modified retrospective approach. The standard’s transition provisions permit certain reliefs. In 2017, the Group plans to assess the potential effect of IFRS 16 on its consolidated financial statements.

China Life Insurance Company Limited    Annual Report 2016

Notes to the Consolidated Financial Statements

For the year ended 31 December 2016

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.1	Basis of preparation (continued)

2.1.2	New accounting standards and amendments that are not yet effective and have not been early adopted by the Group for the financial year beginning on 1 January 2016 (continued)

IFRS 10 and IAS 28 Amendments – Sale or Contribution of Assets between an Investor and its Associate or Joint Venture

Amendments to IFRS 10 and IAS 28 address an inconsistency between the requirements in IFRS 10 and IAS 28 in dealing with the sale or contribution of assets between an investor and its associate or joint venture. The amendments require a full recognition of a gain or loss when the sale or contribution of assets between an investor and its associate or joint venture constitutes a business. For a transaction involving assets that do not constitute a business, a gain or loss resulting from the transaction is recognised in the investor’s profit or loss only to the extent of the unrelated investor’s interest in that associate or joint venture. The amendments are to be applied prospectively. The previous mandatory effective date of amendments to IFRS 10 and IAS 28 was removed and a new mandatory effective date will be determined after the completion of a broader review of accounting for associates and joint ventures. However, the amendments are available for application now.

In addition, the Annual Improvements 2014-2016 Cycle issued in December 2016 set out amendments to other standards. There are no material changes to the accounting policies of the Group as a result of these annual improvements.

2.2	Consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries for the year ended 31 December 2016. Subsidiaries are those entities which are controlled by the Group (including the structured entities controlled by the Group). Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Group controls an investee if and only if the Group has:

•	power over the investee (i.e. existing rights that give it the current ability to direct the relevant activities of the investee);

•	exposure, or rights, to variable returns from its involvement with the investee; and

•	the ability to use its power over the investee to affect its returns.

When the Group has less than a majority of the voting or similar rights of an investee, the Group considers all relevant facts and circumstances in assessing whether it has power over an investee, including:

•	the contractual arrangement with the other vote holders of the investee;

•	rights arising from other contractual arrangements; and

•	the Group’s voting rights and potential voting rights.

The Group re-assesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Consolidation of a subsidiary begins when the Group obtains control over the subsidiary and ceases when the Group loses control of the subsidiary.

Profit or loss and each component of OCI are attributed to the equity holders of the Company and to the non-controlling interests, even if this results in the non-controlling interests having a deficit balance. When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies in line with the Group’s accounting policies. All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are eliminated in full upon consolidation.

China Life Insurance Company Limited    Annual Report 2016

Notes to the Consolidated Financial Statements

For the year ended 31 December 2016

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.2	Consolidation (continued)

A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction. If the Group loses control over a subsidiary, it:

•	derecognises the assets (including goodwill) and liabilities of the subsidiary;

•	derecognises the carrying amount of any non-controlling interests;

•	derecognises the cumulative translation differences recorded in equity;

•	recognises the fair value of the consideration received;

•	recognises the fair value of any investment retained;

•	recognises any surplus or deficit in profit or loss; and

•	reclassifies the Group’s share of components previously recognised in OCI to profit or loss or retained earnings, as appropriate, as if the Group had directly disposed of the related assets or liabilities.

The Group uses the acquisition method of accounting to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair value of the assets transferred, the liabilities incurred and the equity interest issued by the Group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Acquisition-related costs are expensed as incurred. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair value at the acquisition date. On an acquisition-by-acquisition basis, the Group recognises any non-controlling interest in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net assets.

The excess of the aggregate of the consideration transferred, the fair value of any non-controlling interest in the acquiree, and the fair value of any previous equity interest in the acquiree at the acquisition date over the fair value of the net identifiable assets acquired and liabilities assumed is recorded as goodwill. If this is less than the fair value of the net assets of the subsidiary acquired in the case of a bargain purchase, the Group re-assesses whether it has correctly identified all of the assets acquired and all of the liabilities assumed, and reviews the procedures used to measure the amounts to be recognised at the acquisition date. If the re-assessment still results in an excess of the fair value of net assets acquired over the aggregate consideration transferred, then the gain is recognised in profit or loss. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. If there is any indication that goodwill is impaired, recoverable amount is estimated and the difference between carrying amount and recoverable amount is recognised as an impairment charge. Impairment losses on goodwill are not reversed in subsequent periods. Gains or losses on the disposal of an entity take into consideration the carrying amount of goodwill relating to the entity sold.

The investments in subsidiaries are accounted for only in the Company’s statement of financial position at cost less impairment. Cost is adjusted to reflect changes in consideration arising from contingent consideration amendments. Cost also includes direct attributable costs of investment. The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable.

Transactions with non-controlling interests

The Group treats transactions with non-controlling interests that do not result in loss of controls as equity transactions. For shares purchased from non-controlling interests, the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposal of shares to non-controlling interests are also recorded in equity.

When the Group ceases to have control or significant influence, any retained interest in the entity is re-measured to its fair value, with the change in carrying amount recognised in profit or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognised in OCI in respect of that entity are accounted for as if the Group had directly disposed of the related assets or liabilities. This may mean that amounts previously recognised in OCI are reclassified to profit or loss.

If the ownership interest in an associate is reduced but significant influence is retained, only a proportionate share of the amounts previously recognised in OCI is reclassified to profit or loss as appropriate.

China Life Insurance Company Limited    Annual Report 2016

Notes to the Consolidated Financial Statements

For the year ended 31 December 2016

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.3	Associates and joint ventures

Associates are entities over which the Group has significant influence, generally accompanying a shareholding of between 20% and 50% of the voting rights of the investee. Significant influence is the power to participate in the financial and operating policy decisions of the investee, but is not control or joint control over those policies.

Joint ventures are the type of joint arrangements whereby the parties that have joint control of the arrangement have rights to the net assets of the joint venture. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.

Investments in associates and joint ventures are accounted for using the equity method of accounting and are initially recognised at cost.

The Group’s share of post-acquisition profit or loss of its associates and joint ventures is recognised in net profit, and its share of post-acquisition movements in OCI is recognised in the consolidated statement of comprehensive income. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When the Group’s share of losses in an associate or joint venture equals or exceeds its interest in the associate or joint venture, including any other unsecured receivables, the Group does not recognise further losses unless it has obligations to make payments on behalf of the associate or joint venture.

Unrealised gains on transactions between the Group and its associates or joint ventures are eliminated to the extent of the Group’s interests in the associates or joint ventures. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Associates and joint ventures’ accounting policies have been changed where necessary to ensure consistency with the policies adopted by the Group.

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group’s share of the net identifiable assets of acquired associates or joint ventures at the date of acquisition. Goodwill on acquisitions of associates and joint ventures is included in investments in associates and joint ventures and is tested annually for impairment as part of the overall balance. Impairment losses on goodwill are not reversed. Gains or losses on the disposal of an entity take into consideration the carrying amount of goodwill relating to the entity sold.

The Group determines at each reporting date whether there is any objective evidence that the investments in associates and joint ventures are impaired. If this is the case, an impairment loss is recognised for the amount by which the investment’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of the investment’s fair value less costs of disposal and value in use. The impairment of investments in the associates and joint ventures is reviewed for possible reversal at each reporting date.

The investments in associates and joint ventures are stated at cost less impairment in the Company’s statement of financial position. The results of associates and joint ventures are accounted for by the Company on the basis of dividends received and receivable.

2.4	Segment reporting

The Group’s operating segments are presented in a manner consistent with the internal management reporting provided to the operating decision maker-president office for deciding how to allocate resources and for assessing performance.

Operating segment refers to the segment within the Group that satisfies the following conditions: i) the segment generates income and incurs costs from daily operating activities; ii) management evaluates the operating results of the segment to make resource allocation decision and to evaluate the business performance; and iii) the Group can obtain relevant financial information of the segment, including financial condition, operating results, cash flows and other financial performance indicators.

China Life Insurance Company Limited    Annual Report 2016

Notes to the Consolidated Financial Statements

For the year ended 31 December 2016

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.5	Foreign currency translation

The Company’s functional currency is RMB. Each entity in the Group determines its own functional currency and items included in the financial statements of each entity are measured using that functional currency. The reporting currency of the consolidated financial statements of the Group is RMB. Transactions in foreign currencies are translated at the exchange rates ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated at the exchange rates ruling at the end of the reporting period. Exchange differences arising in these cases are recognised in net profit.

2.6	Property, plant and equipment

Property, plant and equipment, are stated at historical costs less accumulated depreciation and any accumulated impairment losses, except for those acquired prior to 30 June 2003, which are stated at deemed cost less accumulated depreciation and any accumulated impairment losses.

The historical costs of property, plant and equipment comprise its purchase price, including import duties and non-refundable purchase taxes, and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditure incurred after terms of property, plant and equipment have been put into operation, such as repairs and maintenance, is normally charged to the statement of comprehensive income in the period in which it is incurred. In situations where the recognition criteria are satisfied, the expenditure for a major inspection is capitalised in the carrying amount of the assets as a replacement. Where significant parts of property, plant and equipment are required to be replaced at intervals, the Group recognises such parts as individual assets with specific useful lives and depreciates them accordingly.

Depreciation

Depreciation is computed on a straight-line basis to write down the cost of each asset to its residual value over its estimated useful lives as follows:

Estimated useful lives

Buildings	15 to 35 years
Office equipment, furniture and fixtures	3 to 11 years
Motor vehicles	4 to 8 years
Leasehold improvements	Over the shorter of the remaining term of the lease and the useful lives

The residual values, depreciation method and useful lives are reviewed periodically to ensure that the method and period of depreciation are consistent with the expected pattern of economic benefits from items of property, plant and equipment.

Assets under construction mainly represent buildings under construction, which are stated at cost less any impairment losses and are not depreciated, except for those acquired prior to 30 June 2003, which are stated at deemed cost less any accumulated impairment losses. Cost comprises the direct costs of construction and capitalised borrowing costs on related borrowed funds during the period of construction. Assets under construction are reclassified to the appropriate category of property, plant and equipment, investment properties or other assets when completed and ready for use.

Impairment and gains or losses on disposals

Property, plant and equipment are reviewed for impairment losses whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised in net profit for the amount by which the carrying amount of the asset exceeds its recoverable amount, which is the higher of an asset’s net selling price and value in use.

The gain or loss on disposal of an item of property, plant and equipment is the difference between the net sales proceeds and the carrying amount of the relevant asset, and is recognised in net profit.

China Life Insurance Company Limited    Annual Report 2016

Notes to the Consolidated Financial Statements

For the year ended 31 December 2016

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.7	Investment properties

Investment properties are interests in land and buildings that are held to earn rental income and/or for capital appreciation, rather than for the supply of services or for administrative purposes.

Investment properties are measured initially at cost, including transaction costs. Subsequent to initial recognition, investment properties are stated at cost less accumulated depreciation and any impairment loss.

Depreciation is computed on the straight-line basis over the estimated useful lives. The estimated useful lives of investment properties are 15 to 35 years.

Overseas investment properties that are held by the Group in the forms of property ownership, equity investment, or other forms, have expected useful lives not longer than 50 years, determined based on the usage in their locations.

The useful lives and depreciation method are reviewed periodically to ensure that the method and period of depreciation are consistent with the expected pattern of economic benefits from the individual investment properties.

An investment property is derecognised when either it has been disposed of or when the investment property is permanently withdrawn from use and no future economic benefit is expected from its disposal. Any gains or losses on the retirement or disposal of an investment property are recognised in the statement of comprehensive income in the year of retirement or disposal. A transfer to, or from, an investment property is made when, and only when, there is evidence of a change in use.

2.8	Financial assets

2.8.a	Classification

The Group classifies its financial assets into the following categories: securities at fair value through profit or loss, held-to-maturity securities, loans and receivables and available-for-sale securities. Management determines the classification of its financial assets at initial recognition which depends on the purpose for which the assets are acquired. The Group’s investments in securities fall into the following four categories:

(i)	Securities at fair value through profit or loss

This category has two sub-categories: securities held for trading and those designated as at fair value through profit or loss at inception. Securities are classified as held for trading at inception if acquired principally for the purpose of selling in the short term or if they form part of a portfolio of financial assets in which there is evidence of short term profit-taking. The Group may classify other financial assets as at fair value through profit or loss if they meet the criteria in IAS 39 and designated as such at inception.

(ii)	Held-to-maturity securities

Held-to-maturity securities are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Group has the positive intention and ability to hold to maturity and do not meet the definition of loans and receivables nor designated as available-for-sale securities or securities at fair value through profit or loss.

(iii)	Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market other than those that the Group intends to sell in the short term or held as available-for-sale. Loans and receivables mainly comprise term deposits, loans, securities purchased under agreements to resell, accrued investment income and premium receivables as presented separately in the statement of financial position.

(iv)	Available-for-sale securities

Available-for-sale securities are non-derivative financial assets that are either designated in this category or not classified in any of the other categories.

China Life Insurance Company Limited    Annual Report 2016

Notes to the Consolidated Financial Statements

For the year ended 31 December 2016

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.8	Financial assets (continued)

2.8.b	Recognition and measurement

Purchase and sale of investments are recognised on the trade date, when the Group commits to purchase or sell assets. Investments are initially recognised at fair value plus, in the case of all financial assets not carried at fair value through profit or loss, transaction costs that are directly attributable to their acquisition. Investments are derecognised when the rights to receive cash flows from the investments have expired or when they have been transferred and the Group has also transferred substantially all risks and rewards of ownership.

Securities at fair value through profit or loss and available-for-sale securities are carried at fair value. Equity investments that do not have a quoted price in an active market and whose fair value cannot be reliably measured are carried at cost, net of allowance for impairments. Held-to-maturity securities are carried at amortised cost using the effective interest method. Investment gains and losses on sales of securities are determined principally by specific identification. Realised and unrealised gains and losses arising from changes in the fair value of the securities at fair value through profit or loss category, and the change of fair value of available-for-sale debt securities due to foreign exchange impact on the amortised cost are included in net profit in the period in which they arise. The remaining unrealised gains and losses arising from changes in the fair value of available-for-sale securities are recognised in OCI. When securities classified as available-for-sale securities are sold or impaired, the accumulated fair value adjustments are included in net profit as realised gains on financial assets.

Term deposits primarily represent traditional bank deposits which have fixed maturity dates and are stated at amortised cost.

Loans are carried at amortised cost, net of allowance for impairment.

The Group purchases securities under agreements to resell substantially identical securities. These agreements are classified as secured loans and are recorded at amortised cost, i.e. their costs plus accrued interests at the end of the reporting period, which approximates fair value. The amounts advanced under these agreements are reflected as assets in the consolidated statement of financial position. The Group does not take physical possession of securities purchased under agreements to resell. Sale or transfer of the securities is not permitted by the respective clearing house on which they are registered while the lended money is outstanding. In the event of default by the counterparty, the Group has the right to the underlying securities held by the clearing house.

2.8.c	Impairment of financial assets other than securities at fair value through profit or loss

Financial assets other than those accounted for as at fair value through profit or loss are adjusted for impairment, where there are declines in value that are considered to be impairment. In evaluating whether a decline in value is an impairment for these financial assets, the Group considers several factors including, but not limited to, the following:

•	significant financial difficulty of the issuer or debtor;

•	a breach of contract, such as a default or delinquency in payments;

•	it becomes probable that the issuer or debtor will enter into bankruptcy or other financial reorganisation; and

•	the disappearance of an active market for that financial asset because of financial difficulties.

In evaluating whether a decline in value is impairment for equity securities, the Group also considers the extent or the duration of the decline. The quantitative factors include the following:

•	the market price of the equity securities was more than 50% below their cost at the reporting date;

•	the market price of the equity securities was more than 20% below their cost for a period of at least six months at the reporting date; and

•	the market price of the equity securities was below their cost for a period of more than one year (including one year) at the reporting date.

China Life Insurance Company Limited    Annual Report 2016

Notes to the Consolidated Financial Statements

For the year ended 31 December 2016

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.8	Financial assets (continued)

2.8.c	Impairment of financial assets other than securities at fair value through profit or loss (continued)

When the decline in value is considered impairment, held-to-maturity debt securities are written down to their present value of estimated future cash flows discounted at the securities’ effective interest rates; available-for-sale debt securities and equity securities are written down to their fair value, and the change is recorded in net realised gains on financial assets in the period the impairment is recognised. The impairment loss is reversed through net profit if in a subsequent period the fair value of a debt security increases and the increase can be objectively related to an event occurring after the impairment loss was recognised through net profit. The impairment losses recognised in net profit on equity instruments are not reversed through net profit.

2.9	Fair value measurement

The Group measures financial instruments, such as securities at fair value through profit or loss and available-for-sale securities, at fair value at each reporting date. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement of assets and liabilities is based on the presumption that the transaction to sell the asset or transfer the liability takes place either:

•	in the principal market for the asset or liability, or

•	in the absence of a principal market, in the most advantageous market for the asset or liability.

The principal or the most advantageous market must be accessible to by the Group at the measurement date.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

A fair value measurement of a non-financial asset takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Group uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximising the use of relevant observable inputs and minimising the use of unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in the consolidated financial statements are categorised within the fair value hierarchy, described in Notes 4.3, 7, 10 and 39(b) based on the lowest level input that is significant to the fair value measurement as a whole.

For assets and liabilities that are measured at fair value on a recurring basis, the Group determines whether transfers have occurred between each level in the hierarchy by re-assessing categorisation (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

2.10	Cash and cash equivalents

Cash amounts represent cash on hand and demand deposits. Cash equivalents are short-term, highly liquid investments with original maturities of 90 days or less, whose carrying value approximates fair value.

China Life Insurance Company Limited    Annual Report 2016

Notes to the Consolidated Financial Statements

For the year ended 31 December 2016

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.11	Insurance contracts and investment contracts

2.11.1	Classification

The Group issues contracts that transfer insurance risk or financial risk or both. The contracts issued by the Group are classified as insurance contracts and investment contracts. Insurance contracts are those contracts that transfer significant insurance risk. They may also transfer financial risk. Investment contracts are those contracts that transfer financial risk without significant insurance risk. A number of insurance and investment contracts contain a discretionary participating feature (“DPF”). This feature entitles the policyholders to receive additional benefits or bonuses that are, at least in part, at the discretion of the Group.

2.11.2	Insurance contracts

2.11.2.a	Recognition and measurement

(i)	Short-term insurance contracts

Premiums from the sale of short duration accident and health insurance products are recorded when written and are accreted to earnings on a pro-rata basis over the term of the related policy coverage. Reserves for short duration insurance products consist of unearned premium reserve and expected claims and claim adjustment expenses reserve. Actual claims and claim adjustment expenses are charged to net profit as incurred.

The unearned premium reserve represents the portion of the premiums written net of certain acquisition costs relating to the unexpired terms of coverage.

Reserves for claims and claim adjustment expenses consist of the reserves for reported and unreported claims and reserves for claim expenses with respect to insured events. In developing these reserves, the Group considers the nature and distribution of the risks, claims cost development, and experiences in deriving the reasonable estimated amount and the applicable margins. The methods used for reported and unreported claims include the case-by-case estimation method, average cost per claim method, chain ladder method, etc. The Group calculates the reserves for claim expenses based on the reasonable estimates of the future payments for claim expenses.

(ii)	Long-term insurance contracts

Long-term insurance contracts include whole life insurance, term life insurance, endowment insurance and annuity policies with significant life contingency risk. Premiums are recognised as revenue when due from policyholders.

The Group uses the discounted cash flow method to estimate the reserve of long-term insurance contracts. The reserve of long-term insurance contracts consists of a reasonable estimate of liability, a risk margin and a residual margin. The long-term insurance contract liabilities are calculated using various assumptions, including assumptions on mortality rates, morbidity rates, lapse rates, discount rates, and expense assumptions, and based on the following principles:

China Life Insurance Company Limited    Annual Report 2016

Notes to the Consolidated Financial Statements

For the year ended 31 December 2016

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.11	Insurance contracts and investment contracts (continued)

2.11.2	Insurance contracts (continued)

2.11.2.a	Recognition and measurement (continued)

(ii)	Long-term insurance contracts (continued)

(a)	The reasonable estimate of liability for long-term insurance contracts is the present value of reasonable estimates of future cash outflows less future cash inflows. The expected future cash inflows include cash inflows of future premiums arising from the undertaking of insurance obligations, with consideration of decrement mostly from death and surrenders. The expected future cash outflows are cash outflows incurred to fulfil contractual obligations, consisting of the following:

•	guaranteed benefits based on contractual terms, including payments for deaths, disabilities, diseases, survivals, maturities and surrenders;

•	additional non-guaranteed benefits, such as policyholder dividends; and

•	reasonable expenses incurred to manage insurance contracts or to process claims, including maintenance expenses and claim settlement expenses. Future administration expenses are included in the maintenance expenses. Expenses are determined based on expense analysis with consideration of future inflation and the Group’s expense management control.

On each reporting date, the Group reviews the assumptions for reasonable estimates of liability and risk margins, with consideration of all available information, taking into account the Group’s historical experience and expectation of future events. Changes in assumptions are recognised in net profit. Assumptions for the amortization of residual margin are locked in at policy issuance and are not adjusted at each reporting date.

(b)	Margin has been taken into consideration while computing the reserve of insurance contracts, measured separately and recognised in net profit in each period over the life of the contracts. At the inception of the contracts, the Group does not recognise Day 1 gain, whereas on the other hand, Day 1 loss is recognised in net profit immediately.

Margin comprises risk margin and residual margin. Risk margin is the reserve accrued to compensate for the uncertain amount and timing of future cash flows. At the inception of the contract, the residual margin is calculated net of certain acquisition costs, mainly consist of underwriting and policy acquisition costs, by the Group representing Day 1 gain and will be amortised over the life of the contracts. For insurance contracts of which future returns are affected by investment yields of corresponding investment portfolios, their related residual margins are amortised based on estimated future participating dividends payable to policyholders. For insurance contracts of which future returns are not affected by investment yields of corresponding investment portfolios, their related residual margins are amortised based on sum assured of outstanding policies. The subsequent measurement of the residual margin is independent from the reasonable estimate of future discounted cash flows and risk margin. The assumption changes have no effect on the subsequent measurement of the residual margin.

(c)	The Group has considered the impact of time value on the reserve calculation for insurance contracts.

China Life Insurance Company Limited    Annual Report 2016

Notes to the Consolidated Financial Statements

For the year ended 31 December 2016

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.11	Insurance contracts and investment contracts (continued)

2.11.2	Insurance contracts (continued)

2.11.2.a	Recognition and measurement (continued)

(iii)	Universal life contracts and unit-linked contracts

Universal life contracts and unit-linked contracts are unbundled into the following components:

•	insurance components

•	non-insurance components

The insurance components are accounted for as insurance contracts; and the non-insurance components are accounted for as investment contracts (Note 2.11.3), which are stated in the investment contract liabilities.

2.11.2.b	Liability adequacy test

The Group assesses the adequacy of insurance contract reserves using the current estimate of future cash flows with available information at the end of each reporting period. If that assessment shows that the carrying amount of its insurance liabilities (less related intangible assets, if applicable) is inadequate in light of the estimated future cash flows, the insurance contract reserves will be adjusted accordingly, and any changes of the insurance contract liabilities will be recognised in net profit.

2.11.2.c	Reinsurance contracts held

Contracts with reinsurers under which the Group is compensated for losses on one or more contracts issued by the Group and that meet the classification requirements for insurance contracts are classified as reinsurance contracts held. Contracts with reinsurers that do not meet these classification requirements are classified as financial assets. Insurance contracts entered into by the Group under which the contract holder is another insurer (inwards reinsurance) are included with insurance contracts.

The benefits to which the Group is entitled under its reinsurance contracts held are recognised as reinsurance assets. Amounts recoverable from or due to reinsurers are measured consistently with the amounts associated with the reinsured insurance contracts and in accordance with the terms of each reinsurance contract. Reinsurance liabilities are primarily premiums payable for reinsurance contracts and are recognised as expenses when due.

The Group assesses its reinsurance assets for impairment as at the end of reporting period. If there is objective evidence that the reinsurance asset is impaired, the Group reduces the carrying amount of the reinsurance asset to its recoverable amount and recognises that impairment loss in net profit.

2.11.3	Investment contracts

Revenue from investment contracts with or without DPF is recognised as policy fee income, which consists of various fee incomes (policy fees, handling fees and management fees, etc.) during the period. Policy fee income net of acquisition cost is deferred as unearned revenue and amortised over the expected life of the contracts.

Except for unit-linked contracts, of which the liabilities are carried at fair value, the liabilities of investment contracts are carried at amortised cost.

China Life Insurance Company Limited    Annual Report 2016

Notes to the Consolidated Financial Statements

For the year ended 31 December 2016

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.11	Insurance contracts and investment contracts (continued)

2.11.4	DPF in long-term insurance contracts and investment contracts

DPF is contained in certain long-term insurance contracts and investment contracts. These contracts are collectively called participating contracts. The Group is obligated to pay to the policyholders of participating contracts as a group at the higher of 70% of accumulated surplus available and the rate specified in the contracts. The accumulated surplus available mainly arises from net investment income and gains and losses arising from the assets supporting these contracts. To the extent unrealised gains or losses from available-for-sale securities are attributable to policyholders, shadow adjustments are recognised in OCI. The surplus owed to policyholders is recognised as policyholder dividend payable whether it is declared or not. The amount and timing of distribution to individual policyholders of participating contracts are subject to future declarations by the Group.

2.12	Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss are the portions owned by the external investors in the consolidated structured entities (open-ended funds). Such financial liabilities are designated at fair value upon initial recognition, and all realised or unrealised gains or losses are recognised in net profit.

2.13	Securities sold under agreements to repurchase

The Group retains substantially all the risk and rewards of ownership of securities sold under agreements to repurchase which generally mature within 180 days from the transaction date. Therefore securities sold under agreements to repurchase are classified as secured borrowings. The Group may be required to provide additional collateral based on the fair value of the underlying securities. Securities sold under agreements to repurchase are recorded at amortised cost, i.e. their cost plus accrued interest at the end of the reporting period. It is the Group’s policy to maintain effective control over securities sold under agreements to repurchase which includes maintaining physical possession of the securities. Accordingly, such securities continue to be carried on the consolidated statement of financial position.

2.14	Bonds payable

Bonds payable primarily include subordinated debts. Subordinated debts are initially recognised at fair value and subsequently measured at amortised cost using the effective interest rate method. Amortised cost is calculated by taking into account any discount or premium at acquisition and transaction costs.

2.15	Derivative instruments

Derivatives are initially recognised at fair value on the date on which a derivative contract is entered into and are subsequently re-measured at their fair value. The resulting gain or loss of derivative financial instruments is recognised in net profit. Fair values are obtained from quoted market prices in active market, taking into consideration of recent market transactions or valuation techniques, including discounted cash flow models and option pricing models, as appropriate. All derivatives are carried as assets when fair value is positive and as liabilities when fair value is negative.

Embedded derivatives that are not closely related to their host contracts and meet the definition of a derivative are separated and fair valued through profit or loss. The Group does not separately measure embedded derivatives that meet the definition of an insurance contract or embedded derivatives that are closely related to host insurance contracts including embedded options to surrender insurance contracts for a fixed amount (or an amount based on a fixed amount and an interest rate).

China Life Insurance Company Limited    Annual Report 2016

Notes to the Consolidated Financial Statements

For the year ended 31 December 2016

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.16	Employee benefits

Pension benefits

Full-time employees of the Group are covered by various government-sponsored pension plans under which the employees are entitled to a monthly pension based on certain formulae. These government agencies are responsible for the pension liability to these employees upon retirement. The Group contributes on a monthly basis to these pension plans. In addition to the government-sponsored pension plans, the Group established an employee annuity fund pursuant to the relevant laws and regulations in the PRC, whereby the Group is required to contribute to the schemes at fixed rates of the employees’ salary costs. Contributions to these plans are expensed as incurred. Under these plans, the Group has no legal or constructive obligation for retirement benefit beyond the contributions made.

Housing benefits

All full-time employees of the Group are entitled to participate in various government-sponsored housing funds. The Group contributes on a monthly basis to these funds based on certain percentages of the salaries of the employees. The Group’s liability in respect of these funds is limited to the contributions payable in each year.

Stock appreciation rights

Compensation under the stock appreciation rights is measured based on the fair value of the liabilities incurred and is expensed over the vesting period. Valuation techniques including option pricing models are used to estimate fair value of relevant liabilities. The liability is re-measured at the end of each reporting period to its fair value until settlement. Fair value changes in the vesting period is included in administrative expenses and changes after the vesting period is included in net fair value gains/(losses) through profit or loss in net profit. The related liability is included in other liabilities.

2.17	Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of equity instruments are shown in equity as a deduction, net of tax, from the proceeds.

2.18	Other equity instruments

Other equity instruments are Core Tier 2 Capital Securities issued by the Group. These securities contain no contractual obligation to deliver cash or another financial asset; or to exchange financial assets or financial liabilities with another entity under conditions that are potentially unfavorable to the Group; or to be settled in the Group’s own equity instruments. Therefore, the Group classifies these securities as other equity instruments. Fees, commissions and other transaction costs of these securities’ issuance are deducted from equity. The distributions of the securities are recognised as profit distribution at the time of declaration.

2.19	Revenue recognition

Turnover of the Group represents the total revenues which include the following:

Premiums

Premiums from long-term insurance contracts are recognised as revenue when due from the policyholders.

Premiums from the sale of short duration accident and health insurance products are recorded when written and are accreted to earnings on a pro-rata basis over the term of the related policy coverage.

Policy fee income

Revenue from investment contracts is recognised as policy fee income, which consists of various fee incomes (policy fees, handling fees and management fees, etc.) over the period of which the service is provided. Policy fee income net of certain acquisition costs is deferred as unearned revenue and amortised over the expected life of the contracts. Policy fee income is recognised in revenue as part of other income.

Investment income

Investment income comprises interest income from term deposits, cash and cash equivalents, debt securities, securities purchased under agreements to resell, loans and dividend income from equity securities. Interest income is recorded on an accrual basis using the effective interest rate method. Dividend income is recognised when the right to receive dividend payment is established.

China Life Insurance Company Limited    Annual Report 2016

Notes to the Consolidated Financial Statements

For the year ended 31 December 2016

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.20	Finance costs

Interest expenses for bonds payable, securities sold under agreements to repurchase and interest-bearing loans and borrowings are recognised within finance costs in net profit using the effective interest rate method.

2.21	Current and deferred income taxation

Income tax expense for the period comprises current and deferred tax. Income tax is recognised in net profit, except to the extent that it relates to items recognised directly in OCI where the income tax is recognised in OCI.

Current income tax assets and liabilities for the current period are calculated on the basis of the tax laws enacted or substantively enacted at the end of each reporting period in the jurisdictions where the Company and its subsidiaries operate and generate taxable income. Management periodically evaluates positions taken with respect to situations in which applicable tax regulation is subject to interpretation.

Deferred income tax is recognised, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. Substantively enacted tax rates are used in the determination of deferred income tax.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries, associates and joint ventures except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not be reversed in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised. Conversely, previously unrecognised deferred tax assets are reassessed by the end of each reporting period and are recognised to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the end of the reporting period.

Deferred tax assets and deferred tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

2.22	Operating leases

Leases where substantially all the risks and rewards of ownership of assets remain with the lessor company are accounted for as operating leases.

Where the Group is the lessor, assets leased by the Group under operating leases are included in investment properties and rentals receivable under such operating leases are credited to the consolidated statement of comprehensive income on the straight-line basis over the lease terms.

Where the Group is the lessee, rentals payable under operating leases are charged to the consolidated statement of comprehensive income on the straight-line basis over the lease terms. The aggregate benefit of incentives provided by the lessor is recognised as a reduction in rental expenses over the lease terms on the straight-line basis.

China Life Insurance Company Limited    Annual Report 2016

Notes to the Consolidated Financial Statements

For the year ended 31 December 2016

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.23	Provisions and contingencies

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events; it is probable that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated. Provisions are not recognised for future operating losses.

A contingent liability is a possible obligation that arises from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group. It can also be a present obligation arising from past events that is not recognised because it is not probable that outflow of economic resources will be required or the amount of obligation cannot be measured reliably.

A contingent liability is not recognised in the consolidated statement of financial position but is disclosed in the notes to the consolidated financial statements. When a change in the probability of an outflow occurs so that such outflow is probable and can be reliably measured, it will then be recognised as a provision.

2.24	Dividend distribution

Dividend distribution to the Company’s equity holders is recognised as a liability in the Group’s consolidated financial statements in the year in which the dividends are approved by the Company’s equity holders.

3	CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

The Group makes estimates and assumptions that affect the reported amounts of assets and liabilities. Estimates and judgements are continually evaluated and based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The Group exercises significant judgement in making appropriate assumptions.

Areas susceptible to changes in critical estimates and judgements, which affect the carrying value of assets and liabilities, are set out below. It is possible that actual results may be different from the estimates and judgements referred to below.

3.1	Estimate of future benefit payments and premiums arising from long-term insurance contracts

The determination of the liabilities under long-term insurance contracts is based on estimates of future benefit payments, premiums and relevant expenses made by the Group and the margins. Assumptions about mortality rates, morbidity rates, lapse rates, discount rates, and expense assumptions are made based on the most recent historical analysis and current and future economic conditions. The liability uncertainty arising from uncertain future benefit payments, premiums and relevant expenses is reflected in the risk margin.

The residual margin relating to the long-term insurance contracts is amortised over the expected life of the contracts, based on the assumptions (mortality rates, morbidity rates, lapse rates, discount rates, and expenses assumption) that are determined at inception of the contracts and remain unchanged for the duration of the contracts.

The judgements exercised in the valuation of insurance contract liabilities (including contracts with DPF) affect the amounts recognised in the consolidated financial statements as insurance contract benefits and insurance contract liabilities.

The impact of the various assumptions and their changes are described in Note 14.

China Life Insurance Company Limited    Annual Report 2016

Notes to the Consolidated Financial Statements

For the year ended 31 December 2016

3	CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS (continued)

3.2	Financial instruments

The Group’s principal investments are debt securities, equity securities, term deposits and loans. The critical estimates and judgements are those associated with the recognition of impairment and the measurement of fair value.

The Group considers a wide range of factors in the impairment assessment as described in Note 2.8.c.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When the fair values of financial assets and liabilities recorded in the consolidated statement of financial position cannot be measured based on quoted prices in active markets, their fair value is measured using valuation techniques which require a degree of judgements. The methods and assumptions used by the Group in measuring the fair value of financial instruments are as follows:

•	debt securities: fair values are generally based upon current bid prices. Where current bid prices are not readily available, fair values are estimated using either prices observed in recent transactions, values obtained from current bid prices of comparable investments or valuation techniques when the market is not active.

•	equity securities: fair values are generally based upon current bid prices. Where current bid prices are not readily available, fair values are estimated using either prices observed in recent transactions or commonly used market pricing models. Equity securities, for which fair values cannot be measured reliably, are recognised at cost less impairment.

•	securities purchased under agreements to resell, policy loans, term deposits, interest-bearing loans and borrowings, and securities sold under agreements to repurchase: the carrying amounts of these assets in the consolidated statement of financial position approximate fair value.

•	fair value of other Loans are obtained from valuation techniques.

For the description of valuation techniques, please refer to Note 4.3. Using different valuation techniques and parameter assumptions may lead to some differences of fair value estimations.

3.3	The fair value of identifiable intangible assets arising from acquisition

When the Group performed a purchase price allocation exercise of the investment in China Guangfa Bank Co., Ltd. (“CGB”) (refer to Note 8), the fair value of the identifiable net assets of CGB should be evaluated. Identifiable intangible assets arising from the acquisition are mainly the core deposit intangibles and the credit card client relationship, and the valuation of the fair value involved complex assumptions. The Group applied the appropriate methodology to estimate the core deposit intangibles and the credit card client relationship. The Group estimated the future cash flow data based on the historical business data of CGB and chose the appropriate discount rate to determine the discount rate of present value of future cash flows.

3.4	Impairment of investments in associates and joint ventures

The Group assesses whether there are any indicators of impairment for investments in associates and joint ventures at the end of each reporting period. Investments in associates and joint ventures are tested for impairment when there are indicators that the carrying amounts may not be recoverable. An impairment exists when the carrying value of investments in associates and joint ventures exceeds its recoverable amount, which is the higher of its fair value less costs of disposal and its value in use. The calculation of the fair value less costs of disposal is based on available data from binding sales transactions in an arm’s length transaction of similar assets or observable market prices less incremental costs for disposing of investments in associates and joint ventures. When value in use calculations are undertaken, the Group must estimate the expected future cash flows from investments in associates and joint ventures and choose a suitable discount rate in order to calculate the present value of those cash flows. Further details are given in Note 8.

China Life Insurance Company Limited    Annual Report 2016

Notes to the Consolidated Financial Statements

For the year ended 31 December 2016

3	CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS (continued)

3.5	Income tax

The Group is subject to income tax in numerous jurisdictions. During the normal course of business, certain transactions and activities for which the ultimate tax determination is uncertain, the Group needs to exercise significant judgement when determining the income tax. If the final settlement results of the tax matters are different from the amounts recorded, these differences will impact the final income tax expense and deferred tax for the period.

3.6	Determination of control over investee

The Group applies its judgment to determine whether the control indicators set out in Note 2.2 indicate that the Group controls structured entities such as funds and asset management products.

The Group issues certain structured entities (e.g. funds and asset management plans), and acts as a manager for such entities according to the contracts. In addition, the Group may be exposed to variability of returns as a result of holding shares of the structured entities. Determining whether the Group controls such structured entities usually focuses on the assessment of the aggregate economic interests of the Group in the entities (including any carried interests and expected management fees) and the decision-making rights on the entity. As at 31 December 2016, the Group has consolidated some fund products issued and managed by the Company’s subsidiary, China Life AMP Asset Management Company (“CL AMP”), an asset management plan issued and managed by the Company’s subsidiary, China Life Wealth Management Co., Limited (“CL Wealth”) and some trust schemes issued and managed by third parties in the consolidated financial statements. Please refer to Note 39(c) for the details.

4	RISK MANAGEMENT

Risk management is carried out by the Company’s Risk Management Committee under policies approved by the Company’s Board of Directors.

The Group issues contracts that transfer insurance risk or financial risk or both. This section summarises these risks and the way the Group manages them.

4.1	Insurance risk

4.1.1	Types of insurance risks

The risk under any one insurance contract is the possibility that an insured event occurs and the uncertainty about the amount of the resulting claim. By the very nature of an insurance contract, this risk is random and therefore unpredictable. For a portfolio of insurance contracts where the theory of probability is applied to the pricing and provisioning, the principal risk that the Group faces under its insurance contracts is that the actual claims and benefit payments are less favourable than the underlying assumptions used in establishing the insurance liabilities. This occurs when the frequency or severity of claims and benefits exceeds the estimates. Insurance events are random, and the actual number of claims and the amount of benefits paid will vary each year from estimates established using statistical techniques.

Experience shows that the larger the portfolio of similar insurance contracts, the smaller the relative variability of the expected outcome will be. In addition, a more diversified portfolio is less likely to be affected across the board by a change in any subset of the portfolio. The Group has developed its insurance underwriting strategy to diversify the types of insurance risks accepted and within each of these categories to achieve a sufficiently large population to reduce the variability of the expected outcome. The Group manages insurance risk through underwriting strategies, reinsurance arrangements and claims handling.

The Group manages insurance risks through two types of reinsurance agreements, ceding on a quota share basis or a surplus basis, to cover insurance liability risk. Reinsurance contracts cover almost all products, which contain risk liabilities. The products reinsured include: life insurance, accident and health insurance or death, disability, accident, illness and assistance in terms of product category or function, respectively. These reinsurance agreements spread insured risk to a certain extent and reduce the effect of potential losses to the Group. However, the Group’s direct insurance liabilities to the policyholder are not eliminated because of the credit risk associated with the failure of reinsurance companies to fulfil their responsibilities.

China Life Insurance Company Limited    Annual Report 2016

Notes to the Consolidated Financial Statements

For the year ended 31 December 2016

4	RISK MANAGEMENT (continued)

4.1	Insurance risk (continued)

4.1.2	Concentration of insurance risks

All insurance operations of the Group are located in the PRC. There are no significant differences among the regions where the Group underwrites insurance contracts.

The table below presents the Group’s major products of long-term insurance contracts:

	For the year ended 31 December
	2016		2015
Product name	RMB million	%	RMB million	%

Premiums of long-term insurance contracts
New Xin Feng Endowment (Type A) (a)	38,059	9.75%	38,314	11.55%
Xin Annuity (b)	30,944	7.93%	35,606	10.74%
Xin Fu Nian Nian Annuity (c)	29,739	7.62%	888	0.27%
Kang Ning Whole Life (d)	22,420	5.74%	23,508	7.09%
Hong Ying Participating Endowment (e)	4,968	1.27%	7,388	2.23%
Others (f)	264,308	67.69%	225,878	68.12%

Total	390,438	100.00%	331,582	100.00%

Insurance benefits of long-term insurance contracts
New Xin Feng Endowment (Type A) (a)	67	0.04%	80	0.07%
Xin Annuity (b)	132	0.07%	13	0.01%
Xin Fu Nian Nian Annuity (c)	5,366	2.98%	120	0.10%
Kang Ning Whole Life (d)	3,949	2.20%	3,692	3.20%
Hong Ying Participating Endowment (e)	73,261	40.72%	499	0.43%
Others (f)	97,127	53.99%	110,873	96.19%

Total	179,902	100.00%	115,277	100.00%

	As at 31 December 2016		As at 31 December 2015
	RMB million	%	RMB million	%

Liabilities of long-term insurance contracts
New Xin Feng Endowment (Type A) (a)	43,794	2.40%	43,788	2.58%
Xin Annuity (b)	69,846	3.83%	38,917	2.29%
Xin Fu Nian Nian Annuity (c)	13,300	0.73%	429	0.03%
Kang Ning Whole Life (d)	244,112	13.37%	214,120	12.60%
Hong Ying Participating Endowment (e)	117,946	6.46%	187,781	11.05%
Others (f)	1,336,958	73.21%	1,213,738	71.45%

Total	1,825,956	100.00%	1,698,773	100.00%

China Life Insurance Company Limited    Annual Report 2016

Notes to the Consolidated Financial Statements

For the year ended 31 December 2016

4	RISK MANAGEMENT (continued)

4.1	Insurance risk (continued)

4.1.2	Concentration of insurance risks (continued)

(a)	New Xin Feng is an endowment insurance contract with single premium. Its insured period is 5 years. This product is applicable to healthy policyholders between 18-year-old and 70-year-old. Both maturity and death benefits are paid at the basic sum insured. Accident death benefit is paid at 300% of the basic sum insured.

(b)	Xin Annuity is an annuity insurance contract with single premium. Its insured period is 10 years. This product is applicable to healthy policyholders between 28-day-old and 65-year-old. Annuity is paid at the basic sum insured. Maturity benefit is paid at the premium received (without interest). Death benefit is paid at the premium received (without interest) or the cash value of the insurance contract, whichever greater.

(c)	Xin Fu Nian Nian Annuity is an annuity insurance contract with regular premium of 3 years, 5 years or 10 years and it is sold with Xin Fu Nian Nian Pension Annuity as a product portfolio. Its insured period extends from the effective date of the Xin Fu Nian Nian Annuity to the contractual date starting to claim of Xin Fu Nian Nian Pension Annuity. This product is applicable to healthy policyholders between 28-day-old and 65-year-old. The annuity payment of first policy year is paid at 12% of the first premium of Xin Fu Nian Nian Annuity and Xin Fu Nian Nian Pension Annuity, the following annuity payments are paid at 15% of the basic sum insured by Xin Fu Nian Nian Annuity; maturity benefit is paid at the premium received (without interest) of Xin Fu Nian Nian Annuity; death benefit is paid at the premium received (without interest) of Xin Fu Nian Nian Annuity or the cash value of Xin Fu Nian Nian Pension Annuity, whichever greater.

(d)	Kang Ning is a whole life insurance contract with the options for single premium or regular premium of 10 years or 20 years. This product is applicable to healthy policyholders under 70-year-old. The critical illness benefit is paid at 200% of the basic sum insured. Both death and disability benefits are paid at 300% of the basic sum insured less any critical illness benefits paid.

(e)	Hong Ying is a participating endowment insurance contract with the options for single premium or regular premium of 3 years, 5 years or 10 years. Its insured period can be 6 years, 10 years or 15 years. This product is applicable to healthy policyholders between 30-day-old and 70-year-old. Maturity benefit of a single premium policy is paid at the basic sum insured, while that of a regular premium policy is paid at the basic sum insured multiplied by the number of years of the premium payments. Disease death benefit incurred within the first policy year is paid at the premium received (without interest). Disease death benefit incurred after the first policy year is paid at the basic sum insured for a single premium policy or the basic sum insured multiplied by the number of years of premium payments for a regular premium policy. When accidents occurred during taking a train, a ship or a flight period, death benefit is paid at 300% of the basic sum insured for a single premium policy or 300% of the basic sum insured multiplied by the number of years of premium payments for a regular premium policy. When accidents occurred out of the period of taking a train, a ship or a flight, death benefit is paid at 200% of the basic sum insured for a single premium policy or 200% of the basic sum insured multiplied by the number of years of premium payments for a regular premium policy.

(f)	Others consist of various long-term insurance contracts with no significant concentration.

China Life Insurance Company Limited    Annual Report 2016

Notes to the Consolidated Financial Statements

For the year ended 31 December 2016

4	RISK MANAGEMENT (continued)

4.1	Insurance risk (continued)

4.1.3	Sensitivity analysis

Sensitivity analysis of long-term insurance contracts

Liabilities for long-term insurance contracts and liabilities unbundled from universal life insurance contracts and unit-linked insurance contracts with insurance risk are calculated based on the assumptions on mortality rates, morbidity rates, lapse rates and discount rates. Changes in insurance contract reserve assumptions reflect the Company’s actual operating results and changes in its expectation of future events. The Company considers the potential impact of future risk factors on its operating results and incorporates such potential impact in the determination of assumptions.

Holding all other variables constant, if mortality rates and morbidity rates were to increase or decrease from the current best estimate by 10%, pre-tax profit for the year would have been RMB16,746 million or RMB17,492 million (as at 31 December 2015: RMB14,597 million or RMB15,253 million) lower or higher, respectively.

Holding all other variables constant, if lapse rates were to increase or decrease from the current best estimate by 10%, pre-tax profit for the year would have been RMB2,823 million or RMB2,953 million (as at 31 December 2015: RMB4,032 million or RMB4,229 million) lower or higher, respectively.

Holding all other variables constant, if the discount rates were 50 basis points higher or lower than the current best estimate, pre-tax profit for the year would have been RMB57,591million or RMB65,427 million (as at 31 December 2015: RMB45,811 million or RMB52,049 million) higher or lower, respectively.

Sensitivity analysis of short-term insurance contracts

The assumptions of reserves for claims and claim adjustment expenses may be affected by other variables such as claims payment of short-term insurance contracts, which may result in the synchronous changes to reserves for claims and claim adjustment expenses.

Holding all other variables constant, if claim ratios are 100 basis points higher or lower than the current assumption, pre-tax profit is expected to be RMB372 million (as at 31 December 2015: RMB315 million) lower or higher, respectively.

China Life Insurance Company Limited    Annual Report 2016

Notes to the Consolidated Financial Statements

For the year ended 31 December 2016

4	RISK MANAGEMENT (continued)

4.1	Insurance risk (continued)

4.1.3	Sensitivity analysis (continued)

Sensitivity analysis of short-term insurance contracts (continued)

The following table indicates the claim development for short-term insurance contracts without taking impacts of ceded business into account:

	Short-term insurance contracts (accident year)
Estimated claims expenses	2012	2013	2014	2015	2016	Total

Current year	8,056	11,476	16,499	20,497	27,120
1 year later	8,164	11,872	17,265	21,427
2 years later	8,123	11,775	16,726
3 years later	8,123	11,775
4 years later	8,123

Estimated accumulated claims expenses	8,123	11,775	16,726	21,427	27,120	85,171
Accumulated claims expenses paid	(8,123)	(11,775)	(16,726)	(20,645)	(16,364)	(73,633)

Unpaid claims expenses	—	—	—	782	10,756	11,538

The following table indicates the claim development for short-term insurance contracts taking impacts of ceded business into account:

	Short-term insurance contracts (accident year)
Estimated claims expenses	2012	2013	2014	2015	2016	Total

Current year	7,916	11,331	16,379	20,359	26,897
1 year later	8,035	11,743	17,127	21,262
2 years later	7,997	11,645	16,589
3 years later	7,997	11,645
4 years later	7,997

Estimated accumulated claims expenses	7,997	11,645	16,589	21,262	26,897	84,390
Accumulated claims expenses paid	(7,997)	(11,645)	(16,589)	(20,487)	(16,237)	(72,955)

Unpaid claims expenses	—	—	—	775	10,660	11,435

China Life Insurance Company Limited    Annual Report 2016

Notes to the Consolidated Financial Statements

For the year ended 31 December 2016

4	RISK MANAGEMENT (continued)

4.2	Financial risk

The Group’s activities are exposed to a variety of financial risks. The key financial risk is that proceeds from the sale of financial assets will not be sufficient to fund the obligations arising from the Group’s insurance and investment contracts. The most important components of financial risk are market risk, credit risk and liquidity risk.

The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the financial performance of the Group. Risk management is carried out by a designated department under policies approved by management. The responsible department identifies, evaluates and manages financial risks in close cooperation with the Group’s operating units. The Group provides written principles for overall risk management, as well as written policies covering specific areas, such as managing market risk, credit risk, and liquidity risk.

The Group manages financial risk by holding an appropriately diversified investment portfolio as permitted by laws and regulations designed to reduce the risk of concentration in any one specific industry or issuer. The structure of the investment portfolio held by the Group is disclosed in Note 9.

The sensitivity analyses below are based on a change in an assumption while holding all other assumptions constant. In practice this is unlikely to occur, and changes in some of the assumptions may be correlated, such as change in interest rate and change in market price.

4.2.1	Market risk

(i)	Interest rate risk

Interest rate risk is the risk that the value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Group’s financial assets are principally composed of term deposits, debt securities and loans which are exposed to interest rate risk. Changes in the level of interest rates could have a significant impact on the Group’s overall investment return. Many of the Group’s insurance policies offer guaranteed returns to policyholders. These guarantees expose the Group to interest rate risk.

The Group manages interest rate risk through adjustments to portfolio structure and duration, and, to the extent possible, by monitoring the mean duration of its assets and liabilities.

The sensitivity analysis for interest rate risk illustrates how changes in interest income and the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates at the end of the reporting period.

As at 31 December 2016, if market interest rates were 50 basis points higher or lower with all other variables held constant, pre-tax profit for the year would have been RMB160 million (as at 31 December 2015: RMB416 million) higher or lower, respectively, mainly as a result of higher or lower interest income on floating rate cash and cash equivalents, term deposits, statutory deposits-restricted, debt securities and loans and the fair value losses or gains on debt securities assets at fair value through profit or loss. Pre-tax available-for-sale reserve in equity would have been RMB6,948 million (as at 31 December 2015: RMB6,928 million) lower or higher respectively, as a result of a decrease or increase in the fair value of available-for-sale securities.

China Life Insurance Company Limited    Annual Report 2016

Notes to the Consolidated Financial Statements

For the year ended 31 December 2016

4	RISK MANAGEMENT (continued)

4.2	Financial risk (continued)

4.2.1	Market risk (continued)

(ii)	Price risk

Price risk arises mainly from the volatility of prices of equity securities held by the Group. Prices of equity securities are determined by market forces. The Group is subject to increased price risk largely because China’s stock markets are relatively volatile.

The Group manages price risk by holding an appropriately diversified investment portfolio as permitted by laws and regulations designed to reduce the risk of concentration in any one specific industry or issuer.

As at 31 December 2016, if all the Group’s equity securities’ prices had increased or decreased by 10% with all other variables held constant, pre-tax profit for the year would have been RMB3,263 million or RMB3,400 million (as at 31 December 2015: RMB2,248 million or RMB2,248 million) higher or lower, respectively, mainly as a result of an increase or decrease in fair value of equity securities excluding available-for-sale securities. Pre-tax available-for-sale reserve in equity would have been RMB24,999 million or RMB28,153 million (as at 31 December 2015: RMB22,999 million or RMB22,999 million) higher or lower, respectively, as a result of an increase or decrease in fair value of available-for-sale equity securities. If prices decreased to the extent that the impairment criteria were met, a portion of such decrease of the available-for-sale equity securities would reduce pre-tax profit through impairment.

(iii)	Currency risk

Currency risk is the volatility of fair value or future cash flows of financial instruments resulted from changes in foreign currency exchange rates. The Group’s currency risk exposure mainly arises from cash and cash equivalents, term deposits, debt investments, equity investments, interest-bearing loans and borrowings denominated in currencies other than the functional currency, such as US dollar, HK dollar, GB pound and EUR, etc.

China Life Insurance Company Limited    Annual Report 2016

Notes to the Consolidated Financial Statements

For the year ended 31 December 2016

4	RISK MANAGEMENT (continued)

4.2	Financial risk (continued)

4.2.1	Market risk (continued)

(iii)	Currency risk (continued)

The following table summarises financial assets and financial liabilities denominated in currencies other than RMB as at 31 December 2016 and 2015, expressed in RMB equivalent:

As at 31 December 2016	US dollar	HK dollar	GB pound	EUR	Others	Total

Financial assets
Equity securities
– Available-for-sale securities	6,968	12,791	—	—	148	19,907
– Securities at fair value through profit or loss	3,906	128	1,115	2,475	1,135	8,759
Debt securities
– Held-to-maturity securities	164	—	—	—	—	164
– Securities at fair value through profit or loss	348	—	14	3	13	378
Term deposits	6,106	—	—	—	—	6,106
Cash and cash equivalents	2,685	2,083	145	39	9	4,961

Total	20,177	15,002	1,274	2,517	1,305	40,275

Financial liabilities
Interest-bearing loans and other borrowings	13,100	—	2,339	731	—	16,170

Total	13,100	—	2,339	731	—	16,170

As at 31 December 2015	US dollar	HK dollar	GB pound	EUR	Others	Total

Financial assets
Equity securities
– Available-for-sale securities	4,715	8,442	—	—	172	13,329
– Securities at fair value through profit or loss	3,413	70	1,139	2,190	1,056	7,868
Debt securities
– Held-to-maturity securities	68	—	—	—	—	68
– Available-for-sale securities	266	—	—	—	—	266
– Securities at fair value through profit or loss	371	—	15	8	8	402
Term deposits	5,431	—	—	—	—	5,431
Cash and cash equivalents	3,743	636	132	14	6	4,531

Total	18,007	9,148	1,286	2,212	1,242	31,895

Financial liabilities
Interest-bearing loans and borrowings	—	—	2,643	—	—	2,643

Total	—	—	2,643	—	—	2,643

China Life Insurance Company Limited    Annual Report 2016

Notes to the Consolidated Financial Statements

For the year ended 31 December 2016

4	RISK MANAGEMENT (continued)

4.2	Financial risk (continued)

4.2.1	Market risk (continued)

(iii)	Currency risk (continued)

As at 31 December 2016, if RMB had strengthened or weakened by 10% against US dollar, HK dollar, GB pound, EUR and other foreign currencies, with all other variables held constant, pre-tax profit for the year would have been RMB420 million (as at 31 December 2015: RMB1,592 million) lower or higher, respectively, mainly as a result of foreign exchange losses or gains on translation of US dollar, HK dollar, GB pound, EUR and other foreign currencies denominated financial assets and financial liabilities other than the available-for-sale equity securities included in the table above. Pre-tax available-for-sale reserve in equity would have been RMB1,743 million (as at 31 December 2015: RMB1,085 million) lower or higher, respectively, as a result of foreign exchange losses or gains on translation of the available-for-sale equity securities at fair value. The actual exchange gains in 2016 were RMB582 million (2015: exchange gains of RMB812 million).

4.2.2	Credit risk

Credit risk is the risk that one party of a financial transaction or the issuer of a financial instrument will fail to discharge its obligation and cause another party to incur a financial loss. Because the Group’s investment portfolio is restricted to the types of investments as permitted by the China Insurance Regulatory Commission (“CIRC”) and a significant portion of the portfolio is in government bonds, government agency bonds and term deposits with the state-owned commercial banks, the Group’s overall exposure to credit risk is relatively low.

Credit risk is controlled by the application of credit approvals, limits and monitoring procedures. The Group manages credit risk through in-house research and analysis of the Chinese economy and the underlying obligors and transaction structures. Where appropriate, the Group obtains collateral in the form of rights to cash, securities, property and equipment to lower the credit risk.

Credit risk exposure

The carrying amount of financial assets included on the consolidated statement of financial position represents the maximum credit risk exposure at the reporting date without taking account of any collateral held or other credit enhancements attached. The Group has no credit risk exposure relating to off-balance sheet items as at 31 December 2016 and 2015.

Collateral and other credit enhancements

Securities purchased under agreements to resell are pledged by counterparties’ debt securities or term deposits of which the Group could take the ownership if the owner of the collateral defaults. Policy loans and most of premium receivables are collateralised by their policies’ cash value according to the terms and conditions of policy loan contracts and policy contracts, respectively.

China Life Insurance Company Limited    Annual Report 2016

Notes to the Consolidated Financial Statements

For the year ended 31 December 2016

4	RISK MANAGEMENT (continued)

4.2	Financial risk (continued)

4.2.2	Credit risk (continued)

Credit quality

The Group’s debt securities investment mainly includes government bonds, government agency bonds, corporate bonds and subordinated bonds or debts, and most of the debt securities are guaranteed by either the Chinese government or Chinese government controlled financial institutions. As at 31 December 2016, 99.0% (as at 31 December 2015: 98.9%) of the corporate bonds held by the Group or the issuers of these corporate bonds had credit ratings of AA/A-2 or above. As at 31 December 2016, 99.9% (as at 31 December 2015: 99.6%) of the subordinated bonds or debts held by the Group either have credit ratings of AA/A-2 or above, or were issued by national commercial banks. The bonds, debts or their issuers’ credit ratings are assigned by a qualified appraisal institution in the PRC at the time of its issuance and updated at each reporting date.

As at 31 December 2016, 99.5% (as at 31 December 2015: 99.9%) of the Group’s bank deposits are with the four largest state-owned commercial banks, other national commercial banks and China Securities Depository and Clearing Corporation Limited (“CSDCC”) in the PRC. The Group believes these commercial banks, and CSDCC have a high credit quality. The Group’s most other loans excluding policyholder loans, are guaranteed by third parties or with pledge, or have the fiscal annual budget income as the source of repayment, or have higher credit rating borrowers. As a result, the Group concludes that the credit risk associated with term deposits and accrued investment income thereof, statutory deposits-restricted, other loans, and cash and cash equivalents will not cause a material impact on the Group’s consolidated financial statements as at 31 December 2016 and 2015.

The credit risk associated with securities purchased under agreements to resell, policy loans and most of premium receivables will not cause a material impact on the Group’s consolidated financial statements taking into consideration their collateral held and maturity term of no more than one year as at 31 December 2016 and 2015.

4.2.3	Liquidity risk

Liquidity risk is the risk that the Group is unable to obtain funds at a reasonable funding cost when required to meet a repayment obligation and fund its asset portfolio within a certain time.

In the normal course of business, the Group attempts to match the maturity of financial assets to the maturity of insurance and financial liabilities.

China Life Insurance Company Limited    Annual Report 2016

Notes to the Consolidated Financial Statements

For the year ended 31 December 2016

4	RISK MANAGEMENT (continued)

4.2	Financial risk (continued)

4.2.3	Liquidity risk (continued)

The following tables set forth the contractual and expected undiscounted cash flows for financial assets and liabilities and insurance liabilities:

			Contractual and expected cash flows (undiscounted)
As at 31 December 2016	Carrying value	Without maturity	Not later than 1 year	Later than 1 year but not later than 3 years	Later than 3 years but not later than 5 years	Later than 5 years

Financial assets

Contractual cash inflows
Equity securities	421,383	421,383	—	—	—	—
Debt securities	1,148,894	—	210,589	214,105	188,740	1,014,074
Loans	226,573	—	119,247	47,606	41,697	55,106
Term deposits	538,325	—	199,657	260,065	117,012	8,858
Statutory deposits – restricted	6,333	—	1,909	4,720	209	—
Securities purchased under agreements to resell	43,538	—	43,538	—	—	—
Accrued investment income	55,945	—	44,722	11,100	123	—
Premiums receivable	13,421	—	13,421	—	—	—
Cash and cash equivalents	67,046	—	67,046	—	—	—

Subtotal	2,521,458	421,383	700,129	537,596	347,781	1,078,038

Financial and insurance liabilities

Expected cash outflows
Insurance contracts	1,847,986	—	(43,322)	97,236	35,088	(3,229,394)
Investment contracts	195,706	—	(15,880)	(34,147)	(33,128)	(259,905)

Contractual cash outflows
Securities sold under agreements to repurchase	81,088	—	(81,088)	—	—	—
Financial liabilities at fair value through profit or loss	2,031	(2,031)	—	—	—	—
Annuity and other insurance balances payable	39,038	—	(39,038)	—	—	—
Interest-bearing loans and other borrowings	16,170	—	(1,138)	(16,159)	—	—
Bonds payable	37,998	—	(39,032)	—	—	—

Subtotal	2,220,017	(2,031)	(219,498)	46,930	1,960	(3,489,299)

Net cash inflows/(outflows)	301,441	419,352	480,631	584,526	349,741	(2,411,261)

China Life Insurance Company Limited    Annual Report 2016

Notes to the Consolidated Financial Statements

For the year ended 31 December 2016

4	RISK MANAGEMENT (continued)

4.2	Financial risk (continued)

4.2.3	Liquidity risk (continued)

			Contractual and expected cash flows (undiscounted)
As at 31 December 2015	Carrying value	Without maturity	Not later than 1 year	Later than 1 year but not later than 3 years	Later than 3 years but not later than 5 years	Later than 5 years

Financial assets

Contractual cash inflows
Equity securities	411,623	411,623	—	—	—	—
Debt securities	1,000,958	—	130,340	214,106	170,658	910,196
Loans	207,267	—	96,901	48,829	56,003	41,634
Term deposits	562,622	—	190,658	296,268	128,322	—
Statutory deposits – restricted	6,333	—	484	6,404	232	—
Securities purchased under agreements to resell	21,503	—	21,503	—	—	—
Accrued investment income	49,552	—	31,218	18,327	7	—
Premiums receivable	11,913	—	11,913	—	—	—
Cash and cash equivalents	76,096	—	76,096	—	—	—

Subtotal	2,347,867	411,623	559,113	583,934	355,222	951,830

Financial and insurance liabilities

Expected cash outflows
Insurance contracts	1,715,985	—	(81,630)	(44,697)	26,347	(2,789,186)
Investment contracts	84,106	—	(16,199)	(16,207)	(11,334)	(108,091)

Contractual cash outflows
Securities sold under agreements to repurchase	31,354	—	(31,354)	—	—	—
Financial liabilities at fair value through profit or loss	856	(856)	—	—	—	—
Annuity and other insurance balances payable	30,092	—	(30,092)	—	—	—
Interest-bearing loans and borrowings	2,643	—	(107)	(214)	(2,693)	—
Bonds payable	67,994	—	(33,424)	(39,774)	—	—

Subtotal	1,933,030	(856)	(192,806)	(100,892)	12,320	(2,897,277)

Net cash inflows/(outflows)	414,837	410,767	366,307	483,042	367,542	(1,945,447)

China Life Insurance Company Limited    Annual Report 2016

Notes to the Consolidated Financial Statements

For the year ended 31 December 2016

4	RISK MANAGEMENT (continued)

4.2	Financial risk (continued)

4.2.3	Liquidity risk (continued)

The amounts set forth in the tables above for insurance and investment contracts in each column are the cash flows representing expected future benefit payments taking into consideration of future premiums payments or deposits from policyholders. The excess cash inflows from matured financial assets will be reinvested to cover any future liquidity exposures. The estimate is subject to assumptions related to mortality, morbidity, the lapse rate, the loss ratio of short term insurance contracts, expense and other assumptions. Actual experience may differ from estimates.

The liquidity analysis above does not include policyholder dividends payable amounting to RMB87,725 million as at 31 December 2016 (as at 31 December 2015: RMB107,774 million). As at 31 December 2016, declared dividends of RMB64,623 million (as at 31 December 2015: RMB56,597 million) included in policyholder dividends payable have a maturity not later than one year. For the remaining policyholder dividends payable, the amount and timing of the undiscounted cash flows are indeterminate due to the uncertainty of future experiences including investment returns and are subject to future declarations by the Group.

Although all investment contracts with DPF and investment contracts without DPF contain contractual options to surrender that can be exercised immediately by all policyholders at any time, the Group’s expected cash flows as shown in the above tables are based on past experience and future expectations. Should these contracts were surrendered immediately, it would cause a cash outflow of RMB53,271 million and RMB140,565 million, respectively for the year ended 31 December 2016 (2015: RMB49,905 million and RMB33,471 million, respectively), payable within one year.

4.2.4	Capital management

The Group’s objectives for managing capital are to comply with the insurance capital requirements based on the minimum capital and actual capital required by the CIRC, prevent risk in operation and safeguard the Group’s ability to continue as a going concern so that it can continue to provide returns for equity holders and benefits for other stakeholders. The Group replenishes capital to improve the solvency ratio by issuing subordinated bonds and Core Tier 2 Capital Securities according to the relevant laws and the approval of the relevant authorities.

The Group is also subject to other local capital requirements, such as statutory deposits-restricted requirement, statutory reserve fund requirement, general reserve requirement and statutory insurance fund requirement discussed in detail in Note 9.4, Note 36 and Note 20, respectively.

The Group manages capital to ensure its continuous and full compliance with the regulations mainly through monitoring its quarterly solvency ratios, as well as the solvency ratio based on annual stress testing.

According to Bao Jian Hui Ling [2008] No.1, Solvency Regulations of Insurance Companies (“Solvency I”), the table below summarises the solvency ratio, the actual capital, the minimum capital and the solvency surplus of the Company under Solvency I as at 31 December 2015:

As at 31 December 2015 RMB million

Actual capital	282,820
Minimum capital	85,676
Solvency surplus	197,144
Solvency ratio	330%

China Life Insurance Company Limited    Annual Report 2016

Notes to the Consolidated Financial Statements

For the year ended 31 December 2016

4	RISK MANAGEMENT (continued)

4.2	Financial risk (continued)

4.2.4	Capital management (continued)

Pursuant to Notification of Related Matters on Official Implementation of China Risk Oriented Solvency System released by the CIRC, insurance companies should implement Insurance Institution Solvency Regulations (No.1-No.17) (“Solvency II”) from 1 January 2016. The Company computes the solvency ratio in accordance with Solvency II, identifying, assessing and managing various risks starting from 1 January 2016.

The table below summarises the core and comprehensive solvency ratio, core capital, actual capital and minimum capital of the Company under Solvency II as at 31 December 2016:

As at 31 December 2016 RMB million

Core capital	639,396
Actual capital	677,768
Minimum capital	228,080
Core solvency ratio	280%
Comprehensive solvency ratio	297%

According to the solvency ratios results mentioned above, and the unquantifiable evaluation results of operational risk, strategic risk, reputational risk and liquidity risk of insurance companies, the CIRC evaluates the comprehensive solvency of insurance companies and supervises insurance companies by classifying them into four categories:

(i)	Category A: solvency ratios meet the requirements, and the operational risk, strategic risk, reputational risk and liquidity risk are very low;

(ii)	Category B: solvency ratios meet the requirements, and the operational risk, strategic risk, reputational risk and liquidity risk are low;

(iii)	Category C: solvency ratios do not meet the requirements or solvency ratios meet the requirements but one or several risks in operation, strategy, reputation and liquidity are high;

(iv)	Category D: solvency ratios do not meet the requirements or solvency ratios meet the requirements but one or several risks in operation, strategy, reputation and liquidity are severe.

According to Cai Kuai Bu Han [2017] No.457 Notification of the Evaluation Results of Integrated Risk Rating (Classification Regulation) for the Fourth Quarter of 2016, released by the CIRC, the latest Integrated Risk Rating result of the Company was Category A.

China Life Insurance Company Limited    Annual Report 2016

Notes to the Consolidated Financial Statements

For the year ended 31 December 2016

4	RISK MANAGEMENT (continued)

4.3	Fair value hierarchy

Level 1 fair value is based on quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can obtain at the measurement date.

Other than Level 1 quoted prices, Level 2 fair value is based on valuation techniques using significant inputs, that are observable for the asset being measured, either directly or indirectly, for substantially the full term of the asset through corroboration with observable market data. Observable inputs generally used to measure the fair value of securities classified as Level 2 include quoted market prices for similar assets in active markets; quoted market prices in markets that are not active for identical or similar assets and other market observable inputs. This level includes the debt securities for which quotations are available from pricing services providers. Fair values provided by pricing services providers are subject to a number of validation procedures by management. These procedures include a review of the valuation models utilised and the results of these models, as well as the recalculation of prices obtained from pricing services at the end of each reporting period.

Under certain conditions, the Group may not receive a price quote from independent third party pricing services. In this instance, the Group’s valuation team may choose to apply internally developed valuation method to the assets or liabilities being measured, determine the main inputs for valuation, and analyse the change of the valuation and report it to management. Key inputs involved in internal valuation services are not based on observable market data. They reflect assumptions made by management based on judgements and experiences. The assets or liabilities valued by this method are generally classified as Level 3.

As at 31 December 2016, assets classified as Level 1 accounted for approximately 31.61% of assets measured at fair value on a recurring basis. Fair value measurements classified as Level 1 include certain debt securities, equity securities that are traded in an active exchange market or interbank market and open-ended funds with public market price quotation. The Group considers a combination of certain factors to determine whether a market for a financial instrument is active, including the occurrence of trades within the specific period, the respective trading volume, and the degree which the implied yields for a debt security for observed transactions differs from the Group’s understanding of the current relevant market rates and information. Trading prices from the Chinese interbank market are determined by both trading counterparties and can be observed publicly. The Company adopted this price of the debt securities traded on the Chinese interbank market at the reporting date as their fair market value and classified the investments as Level 1. Open-ended funds also have active markets. Fund management companies publish the net asset value of these funds on their websites on each trade date. Investors subscribe for and redeem units of these funds in accordance with the fund net asset value published by the fund management companies on each trade date. The Company adopted the unadjusted net asset value of the funds at reporting date as their fair market value and classified the investments as Level 1.

As at 31 December 2016, assets classified as Level 2 accounted for approximately 58.84% of assets measured at fair value on a recurring basis. They primarily include certain debt securities and equity securities. Valuations are generally obtained from third party pricing services for identical or comparable assets, or through the use of valuation methodologies using observable market inputs, or recent quoted market prices. Valuation service providers typically gather, analyse and interpret information related to market transactions and other key valuation model inputs from multiple sources, and through the use of widely accepted internal valuation models, provide a theoretical quote on various securities. Debt securities are classified as Level 2 when they are valued at recent quoted prices from the Chinese interbank market or from valuation service providers.

At 31 December 2016, assets classified as Level 3 accounted for approximately 9.55% of assets measured at fair value on a recurring basis. They primarily include unlisted equity securities and unlisted debt securities. Fair values are determined using valuation techniques, including discounted cash flow valuations, the market comparison approach, etc.

For the accounting policies regarding the determination of fair values of financial assets and liabilities, see Note 3.2.

China Life Insurance Company Limited    Annual Report 2016

Notes to the Consolidated Financial Statements

For the year ended 31 December 2016

4	RISK MANAGEMENT (continued)

4.3	Fair value hierarchy (continued)

The following table presents the Group’s quantitative disclosures of fair value measurement hierarchy for assets and liabilities measured at fair value as at 31 December 2016:

	Fair value measurement using
	Quoted prices	Significant	Significant
	in active	observable	unobservable
	markets	inputs	inputs
	Level 1	Level 2	Level 3	Total
	RMB million	RMB million	RMB million	RMB million

Assets measured at fair value
Available-for-sale securities
– Equity securities	183,222	86,161	76,445	345,828
– Debt securities	28,562	357,463	13,733	399,758
Securities at fair value through profit or loss
– Equity securities	52,790	867	1,061	54,718
– Debt securities	37,172	117,234	—	154,406

Total	301,746	561,725	91,239	954,710

Liabilities measured at fair value
Financial liabilities at fair value through profit or loss	(2,031)	—	—	(2,031)
Investment contracts at fair value through profit or loss	(12)	—	—	(12)

Total	(2,043)	—	—	(2,043)

The following table presents the changes in Level 3 assets for the year ended 31 December 2016:

			Securities at fair
			value through
	Available-for-sale securities		profit or loss
	Debt securities	Equity securities	Equity securities	Total
	RMB million	RMB million	RMB million	RMB million

Opening balance	501	62,343	1,884	64,728
Purchases	13,533	12,499	—	26,032
Transferred into Level 3	—	1,326	1,128	2,454
Transferred out of Level 3	—	(2,054)	(1,884)	(3,938)
Total gains/(losses) recorded in profit or loss	—	—	(67)	(67)
Total gains/(losses) recorded in other comprehensive income	—	2,331	—	2,331
Maturity	(301)	—	—	(301)

Closing balance	13,733	76,445	1,061	91,239

China Life Insurance Company Limited    Annual Report 2016

Notes to the Consolidated Financial Statements

For the year ended 31 December 2016

4	RISK MANAGEMENT (continued)

4.3	Fair value hierarchy (continued)

The following table presents the Group’s quantitative disclosures of fair value measurement hierarchy for assets and liabilities measured at fair value as at 31 December 2015:

	Fair value measurement using
	Quoted prices in active markets Level 1 RMB million	Significant observable inputs Level 2 RMB million	Significant unobservable inputs Level 3 RMB million	Total RMB million

Assets measured at fair value
Available-for-sale securities
– Equity securities	233,527	51,940	62,343	347,810
– Debt securities	20,575	380,823	501	401,899
Securities at fair value through profit or loss
– Equity securities	40,411	711	1,884	43,006
– Debt securities	18,304	76,680	—	94,984

Total	312,817	510,154	64,728	887,699

Liabilities measured at fair value
Financial liabilities at fair value through profit or loss	(856)	—	—	(856)
Investment contracts at fair value through profit or loss	(14)	—	—	(14)

Total	(870)	—	—	(870)

The following table presents the changes in Level 3 assets for the year ended 31 December 2015:

	Available-for-sale securities		Securities at fair value through profit or loss
	Debt securities RMB million	Equity securities RMB million	Equity securities RMB million	Total RMB million

Opening balance	501	21,635	542	22,678
Purchases	—	39,449	—	39,449
Transferred into Level 3	—	2,785	1,319	4,104
Transferred out of Level 3	—	(390)	(329)	(719)
Total gains/(losses) recorded in profit or loss	—	—	352	352
Total gains/(losses) recorded in other comprehensive income	—	3,664	—	3,664
Sales	—	(4,800)	—	(4,800)

Closing balance	501	62,343	1,884	64,728

China Life Insurance Company Limited    Annual Report 2016

Notes to the Consolidated Financial Statements

For the year ended 31 December 2016

4	RISK MANAGEMENT (continued)

4.3	Fair value hierarchy (continued)

The assets whose fair value measurements are classified under Level 3 above do not have any material impact on the profit or loss of the Group.

For the assets and liabilities measured at fair value, during the year ended 31 December 2016, RMB8,932 million (2015: RMB59,214 million) debt securities were transferred from Level 1 to Level 2 within the fair value hierarchy, whereas RMB8,668 million (2015: RMB12,129 million) debt securities were transferred from Level 2 to Level 1. No material equity securities were transferred between Level 1 and Level 2.

For the years ended 31 December 2016 and 2015, there were no significant changes in the business or economic circumstances that affected the fair value of the Group’s financial assets and liabilities. There were also no reclassifications of financial assets.

As at 31 December 2016 and 2015, unobservable inputs such as the weighted average cost of capital and liquidity discount were used in the valuation of assets at fair value classified as Level 3. The fair value was not significantly sensitive to reasonable changes in these unobservable inputs.

5	SEGMENT INFORMATION

5.1	Operating segments

The Group operates in four operating segments:

(i)	Life insurance business (Life)

Life insurance business relates primarily to the sale of life insurance policies, including those life insurance policies without significant insurance risk transferred.

(ii)	Health insurance business (Health)

Health insurance business relates primarily to the sale of health insurance policies, including those health insurance policies without significant insurance risk transferred.

(iii)	Accident insurance business (Accident)

Accident insurance business relates primarily to the sale of accident insurance policies.

(iv)	Other businesses (Others)

Other businesses relate primarily to income and allocated cost of insurance agency business in respect of services to CLIC as described in Note 33, net share of profit of associates and joint ventures, income and expenses of subsidiaries, and unallocated income and expenditure of the Group.

5.2	Allocation basis of income and expenses

Investment income, net realised gains/(losses) on financial assets, net fair value gains/(losses) through profit or loss and foreign exchange gains/(losses) within other expenses are allocated among segments in proportion to the respective segments’ average liabilities of insurance contracts and investment contracts at the beginning and end of the year. Administrative expenses are allocated among segments in proportion to the unit cost of respective products in the different segments. Unallocated other income and other expenses are presented in the “Others” segment directly. Income tax is not allocated.

5.3	Allocation basis of assets and liabilities

Financial assets and securities sold under agreements to repurchase are allocated among segments in proportion to the respective segment’s average liabilities of insurance contracts and investment contracts at the beginning and end of the year. Insurance and investment contract liabilities are presented under the respective segments. The remaining assets and liabilities are not allocated.

China Life Insurance Company Limited    Annual Report 2016

Notes to the Consolidated Financial Statements

For the year ended 31 December 2016

5	SEGMENT INFORMATION (continued)

	For the year ended 31 December 2016
	Life	Health	Accident	Others	Elimination	Total
	RMB million
Revenues
Gross written premiums	361,905	54,010	14,583	—	—	430,498
– Term life	3,871	—	—	—	—
– Whole life	29,524	—	—	—	—
– Endowment	188,415	—	—	—	—
– Annuity	140,095	—	—	—	—
Net premiums earned	361,649	50,590	13,991	—	—	426,230
Investment income	103,723	4,122	403	899	—	109,147
Net realised gains/(losses) on financial assets	5,823	231	23	(39)	—	6,038
Net fair value gains/(losses) through profit or loss	(6,436)	(255)	(25)	(378)	—	(7,094)
Other income	1,345	86	—	5,919	(890)	6,460
Including: inter-segment revenue	—	—	—	890	(890)	—

Segment revenues	466,104	54,774	14,392	6,401	(890)	540,781

Benefits, claims and expenses
Insurance benefits and claims expenses
Life insurance death and other benefits	(251,155)	(1,977)	(25)	—	—	(253,157)
Accident and health claims and claim adjustment expenses	—	(21,958)	(5,311)	—	—	(27,269)
Increase in insurance contract liabilities	(109,767)	(16,578)	(274)	—	—	(126,619)
Investment contract benefits	(5,091)	(225)	—	—	—	(5,316)
Policyholder dividends resulting from participation in profits	(15,787)	(96)	—	—	—	(15,883)
Underwriting and policy acquisition costs	(38,459)	(6,906)	(4,441)	(2,216)	—	(52,022)
Finance costs	(4,395)	(174)	(17)	(181)	—	(4,767)
Administrative expenses	(22,248)	(4,373)	(2,899)	(2,334)	—	(31,854)
Other expenses	(3,666)	(256)	(467)	(1,360)	890	(4,859)
Including: inter-segment expenses	(853)	(34)	(3)	—	890	—
Statutory insurance fund contribution	(804)	(138)	(106)	—	—	(1,048)

Segment benefits, claims and expenses	(451,372)	(52,681)	(13,540)	(6,091)	890	(522,794)

Share of profit of associates and joint ventures, net	—	—	—	5,855	—	5,855

Segment results	14,732	2,093	852	6,165	—	23,842

Income tax						(4,257)

Net profit						19,585

Attributable to
- Equity holders of the Company						19,127
- Non-controlling interests						458

Other comprehensive income attributable to equity holders of the Company	(23,433)	(930)	(91)	(1,320)	—	(25,774)

Depreciation and amortisation	1,490	257	196	140	—	2,083

China Life Insurance Company Limited    Annual Report 2016

Notes to the Consolidated Financial Statements

For the year ended 31 December 2016

5	SEGMENT INFORMATION (continued)

	As at 31 December 2016
	Life	Health	Accident	Others	Elimination	Total
	RMB million

Assets
Financial assets (including cash and cash equivalents)	2,379,782	92,220	8,906	27,392	—	2,508,300
Others	8,165	6,776	491	119,766	—	135,198

Segment assets	2,387,947	98,996	9,397	147,158	—	2,643,498

Unallocated
Property, plant and equipment						30,389
Others						23,064

Total						2,696,951

Liabilities
Insurance contracts	1,762,363	77,837	7,786	—	—	1,847,986
Investment contracts	183,773	11,933	—	—	—	195,706
Securities sold under agreements to repurchase	77,649	3,081	302	56	—	81,088
Others	73,277	3,563	338	18,194	—	95,372

Segment liabilities	2,097,062	96,414	8,426	18,250	—	2,220,152

Unallocated
Others						169,151

Total						2,389,303

China Life Insurance Company Limited    Annual Report 2016

Notes to the Consolidated Financial Statements

For the year ended 31 December 2016

5	SEGMENT INFORMATION (continued)

	For the year ended 31 December 2015
	Life	Health	Accident	Others	Elimination	Total
	RMB million

Revenues
Gross written premiums	308,169	42,041	13,761	—	—	363,971
– Term life	3,476	—	—	—	—
– Whole life	28,119	—	—	—	—
– Endowment	177,871	—	—	—	—
– Annuity	98,703	—	—	—	—
Net premiums earned	308,081	40,855	13,365	—	—	362,301
Investment income	93,819	2,983	344	436	—	97,582
Net realised gains/(losses) on financial assets	31,259	992	115	(69)	—	32,297
Net fair value gains/(losses) through profit or loss	9,863	313	36	(3)	—	10,209
Other income	1,074	61	—	5,006	(1,081)	5,060
Including: inter-segment revenue	—	—	—	1,081	(1,081)	—

Segment revenues	444,096	45,204	13,860	5,370	(1,081)	507,449

Benefits, claims and expenses
Insurance benefits and claims expenses
Life insurance death and other benefits	(219,944)	(1,737)	(20)	—	—	(221,701)
Accident and health claims and claim adjustment expenses	—	(16,858)	(4,151)	—	—	(21,009)
Increase in insurance contract liabilities	(93,668)	(15,803)	(38)	—	—	(109,509)
Investment contract benefits	(2,076)	(188)	—	—	—	(2,264)
Policyholder dividends resulting from participation in profits	(33,328)	(163)	—	—	—	(33,491)
Underwriting and policy acquisition costs	(24,921)	(5,528)	(3,813)	(1,307)	—	(35,569)
Finance costs	(4,054)	(129)	(15)	(122)	—	(4,320)
Administrative expenses	(18,293)	(3,811)	(3,136)	(2,218)	—	(27,458)
Other expenses	(6,345)	(327)	(840)	(997)	1,081	(7,428)
Including: inter-segment expenses	(1,044)	(33)	(4)	—	1,081	—
Statutory insurance fund contribution	(546)	(103)	(94)	—	—	(743)

Segment benefits, claims and expenses	(403,175)	(44,647)	(12,107)	(4,644)	1,081	(463,492)

Share of profit of associates and joint ventures, net	—	—	—	1,974	—	1,974

Segment results	40,921	557	1,753	2,700	—	45,931

Income tax						(10,744)

Net profit						35,187

Attributable to
– Equity holders of the Company						34,699
– Non-controlling interests						488

Other comprehensive income attributable to equity holders of the Company	6,359	202	23	492	—	7,076

Depreciation and amortisation	1,388	263	240	145	—	2,036

China Life Insurance Company Limited    Annual Report 2016

Notes to the Consolidated Financial Statements

For the year ended 31 December 2016

5	SEGMENT INFORMATION (continued)

	As at 31 December 2015
	Life	Health	Accident	Others	Elimination	Total
	RMB million

Assets
Financial assets (including cash and cash equivalents)	2,243,403	69,565	7,968	14,900	—	2,335,836
Others	7,904	4,917	475	47,175	—	60,471

Segment assets	2,251,307	74,482	8,443	62,075	—	2,396,307

Unallocated
Property, plant and equipment						26,974
Others						25,034

Total						2,448,315

Liabilities
Insurance contracts	1,652,469	57,024	6,492	—	—	1,715,985
Investment contracts	74,046	10,060	—	—	—	84,106
Securities sold under agreements to repurchase	29,329	931	108	986	—	31,354
Others	94,589	3,278	401	3,499	—	101,767

Segment liabilities	1,850,433	71,293	7,001	4,485	—	1,933,212

Unallocated
Others						188,889

Total						2,122,101

China Life Insurance Company Limited    Annual Report 2016

Notes to the Consolidated Financial Statements

For the year ended 31 December 2016

6	PROPERTY, PLANT AND EQUIPMENT

	Buildings	Office equipment, furniture and fixtures	Motor vehicles	Assets under construction	Leasehold improvements	Total
	RMB million

Cost
As at 1 January 2016	24,253	6,616	1,387	7,565	1,308	41,129
Transfers upon completion	1,176	—	—	(1,438)	256	(6)
Additions	37	653	177	4,896	16	5,779
Disposals	(104)	(432)	(140)	(475)	(27)	(1,178)

As at 31 December 2016	25,362	6,837	1,424	10,548	1,553	45,724

Accumulated depreciation
As at 1 January 2016	(7,446)	(4,738)	(1,005)	—	(942)	(14,131)
Charge for the year	(901)	(622)	(130)	—	(148)	(1,801)
Disposals	36	426	137	—	22	621

As at 31 December 2016	(8,311)	(4,934)	(998)	—	(1,068)	(15,311)

Impairment
As at 1 January 2016	(24)	—	—	—	—	(24)
Charge for the year	—	—	—	—	—	—
Disposals	—	—	—	—	—	—

As at 31 December 2016	(24)	—	—	—	—	(24)

Net book value
As at 1 January 2016	16,783	1,878	382	7,565	366	26,974

As at 31 December 2016	17,027	1,903	426	10,548	485	30,389

China Life Insurance Company Limited    Annual Report 2016

Notes to the Consolidated Financial Statements

For the year ended 31 December 2016

6	PROPERTY, PLANT AND EQUIPMENT (continued)

	Buildings	Office equipment, furniture and fixtures	Motor vehicles	Assets under construction	Leasehold improvements	Total
	RMB million

Cost
As at 1 January 2015	22,777	6,676	1,392	6,333	1,246	38,424
Transfers upon completion	1,486	6	—	(1,686)	172	(22)
Additions	54	352	128	2,981	13	3,528
Disposals	(64)	(418)	(133)	(63)	(123)	(801)

As at 31 December 2015	24,253	6,616	1,387	7,565	1,308	41,129

Accumulated depreciation
As at 1 January 2015	(6,640)	(4,473)	(996)	—	(943)	(13,052)
Charge for the year	(839)	(658)	(135)	—	(116)	(1,748)
Disposals	33	393	126	—	117	669

As at 31 December 2015	(7,446)	(4,738)	(1,005)	—	(942)	(14,131)

Impairment
As at 1 January 2015	(24)	—	—	—	—	(24)
Charge for the year	—	—	—	—	—	—
Disposals	—	—	—	—	—	—

As at 31 December 2015	(24)	—	—	—	—	(24)

Net book value
As at 1 January 2015	16,113	2,203	396	6,333	303	25,348

As at 31 December 2015	16,783	1,878	382	7,565	366	26,974

China Life Insurance Company Limited    Annual Report 2016

Notes to the Consolidated Financial Statements

For the year ended 31 December 2016

7	INVESTMENT PROPERTIES

Buildings RMB million

Cost
As at 1 January 2016	1,435
Additions	—

As at 31 December 2016	1,435

Accumulated depreciation
As at 1 January 2016	(198)
Charge for the year	(46)

As at 31 December 2016	(244)

Net book value
As at 1 January 2016	1,237

As at 31 December 2016	1,191

Fair value
As at 1 January 2016	2,238

As at 31 December 2016	2,201

China Life Insurance Company Limited    Annual Report 2016

Notes to the Consolidated Financial Statements

For the year ended 31 December 2016

7	INVESTMENT PROPERTIES (continued)

Buildings RMB million

Cost
As at 1 January 2015	1,435
Additions	—

As at 31 December 2015	1,435

Accumulated depreciation
As at 1 January 2015	(152)
Charge for the year	(46)

As at 31 December 2015	(198)

Net book value
As at 1 January 2015	1,283

As at 31 December 2015	1,237

Fair value
As at 1 January 2015	2,080

As at 31 December 2015	2,238

The Company leases part of its investment properties to its subsidiaries and charges rentals based on the areas occupied by the respective entities. These properties are categorised as property, plant and equipment of the Group in the consolidated statement of financial position.

The Group has no restrictions on the use of its investment properties and no contractual obligations to each investment property purchased, constructed or developed or for repairs, maintenance and enhancements.

There were no investment properties without title certificates as at 31 December 2016.

The fair value of investment properties of the Group as at 31 December 2016 amounted to RMB2,201 million (as at 31 December 2015: RMB2,238 million), which was estimated by the Group having regards to valuations performed by an independent appraiser. The investment properties were classified as Level 3 in the fair value hierarchy.

The Group uses the market comparison approach as its primary method to estimate the fair value of its investment properties. Under the market comparison approach, the estimated fair value of a property is based on the average sale price of comparable properties recently sold, with consideration of the comprehensive adjustment coefficient, which is composed of a number of adjusting factors, including the time and the conditions of sale, the geographical location, age, decoration, floor area, lot size of the property and other factors.

Under the market comparison approach, an increase (decrease) in the comprehensive adjustment coefficient will result in an increase (decrease) in the fair value of investment properties.

China Life Insurance Company Limited    Annual Report 2016

Notes to the Consolidated Financial Statements

For the year ended 31 December 2016

8	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

	2016 RMB million	2015 RMB million

As at 1 January	47,175	44,390
Change of the cost	68,387	766
Share of profit or loss	5,855	2,984
Declared dividends	(820)	(604)
Other equity movements	(831)	649
Provision of impairment (i)	—	(1,010)

As at 31 December	119,766	47,175

(i)	The Group’s investments in associates and joint ventures are unlisted except for Sino-Ocean Group Holding Limited (“Sino-Ocean”), which is listed on the Stock Exchange of Hong Kong Limited. On 31 December 2016, the stock price of Sino-Ocean was HKD3.47 per share. As at 31 December 2015, an impairment loss of RMB1.01 billion for the investment in Sino-Ocean had been made by the Group. The Group performed an impairment test to this investment on 31 December 2016. The recoverable amount of this investment valued by the Group approximated to the carrying amount and therefore no impairment loss was made for this investment in 2016.

				Movement
	Accounting Method	Cost	As at 31 December 2015	Change of the cost	Share of profit or loss	Declared dividends	Other equity movements	Provision of impairment	As at 31 December 2016	Percentage of equity interest	Accumulated amount of impairment

Associates
CGB (i)	Equity Method	32,162	22,553	23,492	4,675	—	(491)	—	50,229	43.686%	—
Sino-Ocean (ii)	Equity Method	11,245	12,397	—	551	(248)	(20)	—	12,680	29.991%	(1,010)
China Life Property & Casualty Insurance Company Limited (“CLP&C”)	Equity Method	6,000	7,812	—	463	(135)	(211)	—	7,929	40.00%	—
COFCO Futures Company Limited (“COFCO Futures”)	Equity Method	1,339	1,397	—	22	—	—	—	1,419	35.00%	—
Sinopec Sichuan to East China Gas Pipeline Co., Ltd. (“Pipeline Company”) (iii)	Equity Method	20,000	—	20,000	—	—	—	—	20,000	43.86%	—
Others (iv)	Equity Method	9,948	246	9,698	285	(266)	444	—	10,407		—

Subtotal		80,694	44,405	53,190	5,996	(649)	(278)	—	102,664		(1,010)

Joint ventures
China Life (Sanya) Health Investments Co., Ltd (“Sanya Company”)	Equity Method	306	306	—	(5)	—	—	—	301	51.00%	—
Others (iv)	Equity Method	18,068	2,464	15,197	(136)	(171)	(553)	—	16,801		—

Subtotal		18,374	2,770	15,197	(141)	(171)	(553)	—	17,102		—

Total		99,068	47,175	68,387	5,855	(820)	(831)	—	119,766		(1,010)

China Life Insurance Company Limited    Annual Report 2016

Notes to the Consolidated Financial Statements

For the year ended 31 December 2016

8	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES (continued)

(i)	On 29 February 2016, the Company entered into an acquisition agreement with Citigroup Inc. (“Citigroup”) and a tripartite share transfer agreement with IBM Credit LLC (“IBM Credit”) and Citigroup. According to the investment agreements, the Company acquired 3,648,276,645 shares of CGB from Citigroup and IBM Credit (3,080,479,452 shares from Citigroup and 567,797,193 shares from IBM Credit) with a total consideration of approximately RMB23.3 billion at RMB6.39 per share. The transaction was settled on 29 August 2016, after which the Company holds 43.686% of CGB’s equity interest. The Company imposes a significant influence over CGB’s financial and operating decisions through its Board of Directors, and therefore CGB has been accounted for as an associate. The new investment cost of CGB includes the capitalised direct cost of the transaction.

(ii)	The 2015 final dividend of HKD0.05 in cash per ordinary share was approved and declared in the Annual General Meeting of Sino-Ocean on 12 May 2016. The Company received a cash dividend amounting to RMB95 million. The 2016 interim dividend of HKD0.079 in cash per ordinary share was approved and declared by the board of directors of Sino-Ocean on 18 August 2016. The Company received a cash dividend amounting to RMB153 million.

(iii)	In December 2016, the Company contributed RMB20 billion in Pipeline Company, holding 43.86% of its equity interest. According to the provisions of the investment agreement and the articles of Pipeline Company, the Company can impose a significant influence over Pipeline Company’s financial and operating decisions through its Board of Directors, and therefore accounted for it as an associate. As at 31 December 2016, the Company had not yet completed the valuation of fair value for the identifiable net assets of Pipeline Company, therefore the carrying value of investment in Pipeline Company was stated at its investment cost.

(iv)	Others are mainly overseas enterprises invested by the Group. The Group invested in real estate, industrial logistics assets and other industries through these overseas enterprises.

China Life Insurance Company Limited    Annual Report 2016

Notes to the Consolidated Financial Statements

For the year ended 31 December 2016

8	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES (continued)

As at 31 December 2016, the major associates and joint venture of the Group are as follows:

Name	Country of incorporation	Percentage of equity interest held

Associates
CGB	PRC	43.686%
Sino-Ocean	Hong Kong, PRC	29.991%
CLP&C	PRC	40.00%
COFCO Futures	PRC	35.00%
Pipeline Company	PRC	43.86%

Joint venture
Sanya Company	PRC	51.00%

As at 31 December 2015, the major associates and joint venture of the Group are as follows:

Name	Country of incorporation	Percentage of equity interest held

Associates
CGB	PRC	20.00%
Sino-Ocean	Hong Kong, PRC	29.998%
CLP&C	PRC	40.00%
COFCO Futures	PRC	35.00%

Joint venture
Sanya Company	PRC	51.00%

The following table illustrates the financial information of the Group’s major associates and joint venture as at 31 December 2016 and for the year ended 31 December 2016:

	CGB RMB million	Sino-Ocean RMB million	CLP&C RMB million	COFCO Futures RMB million	Pipeline Company RMB million	Sanya Company RMB million
Total assets	2,047,592	151,265	72,773	11,287	37,231	799
Total liabilities	1,941,618	101,935	52,950	8,710	5,014	208
Total equity	105,974	49,330	19,823	2,577	32,217	591
Total equity attributable to equity holders of the associates and joint ventures	105,974	43,999	19,823	2,496	32,217	591
Total adjustments (i)	3,163	(1,576)	—	—	—	—
Total equity attributable to equity holders of the associates and joint ventures after adjustments	109,137	42,423	19,823	2,496	32,217	591
Proportion of the Group’s ownership	43.686%	29.991%	40.00%	35.00%	43.86%	51.00%
Gross carrying value of the investments	50,229	13,690	7,929	1,419	20,000	301
Impairment	—	(1,010)	—	—	—	—
Net carrying value of the investments	50,229	12,680	7,929	1,419	20,000	301

Total revenues	55,318	37,748	55,728	375	2,339	1
Net profit/(loss)	9,504	4,446	1,157	66	631	(9)
Other comprehensive income	(1,070)	(164)	(526)	—	—	—
Total comprehensive income	8,434	4,282	631	66	631	(9)

China Life Insurance Company Limited    Annual Report 2016

Notes to the Consolidated Financial Statements

For the year ended 31 December 2016

8	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES (continued)

The following table illustrates the summarised financial information of the Group’s major associates and joint venture as at 31 December 2015 and for the year ended 31 December 2015:

	CGB RMB million	Sino-Ocean RMB million	CLP&C RMB million	COFCO Futures RMB million	Sanya Company RMB million

Total assets	1,836,587	148,185	65,634	8,598	600
Total liabilities	1,739,047	99,995	46,103	6,146	—
Total equity	97,540	48,190	19,531	2,452	600
Total equity attributable to equity holders of the associates and joint ventures	97,540	41,231	19,531	2,452	600
Total adjustments (i)	—	239	—	—	—
Total equity attributable to equity holders of the associates and joint ventures after adjustments	97,540	41,470	19,531	2,452	600
Proportion of the Group’s ownership	20.00%	29.998%	40.00%	35.00%	51.00%
Gross carrying value of the investments	22,553	13,407	7,812	1,397	306
Impairment	—	(1,010)	—	—	—
Net carrying value of the investments	22,553	12,397	7,812	1,397	306

Total revenues	54,735	31,226	46,829	390	—
Net profit	9,064	2,251	2,258	15	—
Other comprehensive income	1,028	(80)	379	(15)	—
Total comprehensive income	10,092	2,171	2,637	—	—

The Group had no contingent liabilities with the associates and joint ventures as at 31 December 2016 and 31 December 2015. The Group had a capital contribution commitment of RMB2,991 million with a joint venture as at 31 December 2016 (31 December 2015: Nil). The amount has been included in the capital commitments in Note 38.

(i)	Including adjustments for the difference of accounting policies, fair value and others.

China Life Insurance Company Limited    Annual Report 2016

Notes to the Consolidated Financial Statements

For the year ended 31 December 2016

9	FINANCIAL ASSETS

9.1	Held-to-maturity securities

	As at 31 December 2016 RMB million	As at 31 December 2015 RMB million

Debt securities
Government bonds	97,196	79,438
Government agency bonds	169,001	126,097
Corporate bonds	178,444	146,405
Subordinated bonds/debts	150,089	152,135

Total	594,730	504,075

Debt securities
Listed in Mainland, PRC	64,192	61,916
Listed in Hong Kong, PRC	144	50
Listed in Singapore	20	24
Unlisted	530,374	442,085

Total	594,730	504,075

The estimated fair value of all held-to-maturity securities was RMB619,152 million as at 31 December 2016 (as at 31 December 2015: RMB550,844 million).

Unlisted debt securities include those traded on the Chinese interbank market.

	As at 31	As at 31
	December 2016	December 2015
Debt securities – Contractual maturity schedule	RMB million	RMB million

Maturing:
Within one year	30,615	2,000
After one year but within five years	71,661	86,198
After five years but within ten years	231,608	167,450
After ten years	260,846	248,427

Total	594,730	504,075

China Life Insurance Company Limited    Annual Report 2016

Notes to the Consolidated Financial Statements

For the year ended 31 December 2016

9	FINANCIAL ASSETS (continued)

9.2	Loans

	As at 31 December 2016 RMB million	As at 31 December 2015 RMB million

Policy loans	92,442	84,959
Other loans (i)	134,131	122,308

Total	226,573	207,267

	As at 31 December 2016 RMB million	As at 31 December 2015 RMB million

Maturing:
Within one year	112,592	90,250
After one year but within five years	70,978	84,078
After five years but within ten years	25,503	24,239
After ten years	17,500	8,700

Total	226,573	207,267

(i)	Other loans mainly consisted of different types of asset management products. As at 31 December 2016, asset management products of RMB37,679 million (as at 31 December 2015: RMB37,978 million) were owned by the Group, which are issued by China Life Asset Management Company Limited (“AMC”) (including its subsidiaries), a subsidiary of the Company. The total assets of those products were RMB114,499 million (as at 31 December 2015: RMB172,983 million). Meanwhile, the Group also owned asset management products of RMB77,999 million (as at 31 December 2015: RMB75,936 million) issued by other financial institutions. Asset management products are guaranteed by third parties or with pledge, or have the fiscal annual budget income as the source of repayment, or have higher credit rating borrowers. The Group did not guarantee or provide any financing support for other loans, and considers that the carrying value of other loans represents its maximum risk exposure.

During the year ended 31 December 2016, the Group’s investment income from the above asset management products was RMB6,820 million (2015: RMB6,455 million), and the related asset management fee received by AMC (including its subsidiaries) for all asset management products it issued was RMB236 million (2015: RMB224 million).

China Life Insurance Company Limited    Annual Report 2016

Notes to the Consolidated Financial Statements

For the year ended 31 December 2016

9	FINANCIAL ASSETS (continued)

9.3	Term deposits

	As at 31 December 2016 RMB million	As at 31 December 2015 RMB million

Maturing:
Within one year	185,835	181,780
After one year but within five years	344,790	380,842
After five years but within ten years	7,700	—

Total	538,325	562,622

As at December 31 2016, term deposits of RMB13.2 billion (2015: Nil) deposited in banks for an oversea borrowings backed by domestic deposits business are restricted to use. In September 2016, CL Hotel Investor, L.P. and Glorious Fortune Forever Limited, the subsidiaries of the Company, entered into a loan agreement with the New York and Seoul branch of the Agricultural Bank of China, respectively. The Company applied to the Beijing Xicheng branch of the Agricultural Bank of China for an overseas borrowings backed by domestic deposits business with amounts of RMB6.5 billion and RMB6.7 billion, respectively, for the above loans.

9.4	Statutory deposits – restricted

	As at 31 December 2016 RMB million	As at 31 December 2015 RMB million

Contractual maturity schedule:
Within one year	1,720	300
After one year but within five years	4,613	6,033

Total	6,333	6,333

Insurance companies in China are required to deposit an amount that equals 20% of their registered capital with banks in compliance with regulations of the CIRC. These funds may not be used for any purpose other than for paying off debts during liquidation proceedings.

China Life Insurance Company Limited    Annual Report 2016

Notes to the Consolidated Financial Statements

For the year ended 31 December 2016

9	FINANCIAL ASSETS (continued)

9.5	Available-for-sale securities

	As at 31 December 2016 RMB million	As at 31 December 2015 RMB million

Available-for-sale securities, at fair value
Debt securities
Government bonds	21,653	25,713
Government agency bonds	146,310	145,399
Corporate bonds	188,337	206,767
Subordinated bonds/debts	16,708	19,298
Wealth management products	11,321	—
Others (i)	15,429	4,722

Subtotal	399,758	401,899

Equity securities
Funds	105,290	163,366
Common stocks	100,131	74,629
Preferred stocks	27,880	18,712
Wealth management products	81,854	50,053
Others (i)	30,673	41,050

Subtotal	345,828	347,810

Available-for-sale securities, at cost
Equity securities
Others (i)	20,837	20,807

Total	766,423	770,516

(i)	Other available-for-sale securities mainly include unlisted equity investments, private equity funds and trust schemes. The Group did not guarantee or provide any financing support for other available-for-sale securities, and considered that the carrying value of other available-for-sale securities represents its maximum risk exposure.

China Life Insurance Company Limited    Annual Report 2016

Notes to the Consolidated Financial Statements

For the year ended 31 December 2016

9	FINANCIAL ASSETS (continued)

9.5	Available-for-sale securities (continued)

	As at 31 December 2016 RMB million	As at 31 December 2015 RMB million

Debt securities
Listed in Mainland, PRC	37,163	42,022
Listed in Singapore	—	266
Unlisted	362,595	359,611

Subtotal	399,758	401,899

Equity securities
Listed in Mainland, PRC	91,011	85,658
Listed in Hong Kong, PRC	25,034	8,391
Listed overseas	232	172
Unlisted	250,388	274,396

Subtotal	366,665	368,617

Total	766,423	770,516

Unlisted debt securities include those traded on the Chinese interbank market and those not publicly traded. Unlisted equity securities include those not traded on stock exchanges, which are mainly open-ended funds with public market price quotation and wealth management products.

Debt securities – Contractual maturity schedule	As at 31 December 2016 RMB million	As at 31 December 2015 RMB million

Maturing:
Within one year	33,261	32,598
After one year but within five years	144,443	135,866
After five years but within ten years	113,779	112,419
After ten years	108,275	121,016

Total	399,758	401,899

China Life Insurance Company Limited    Annual Report 2016

Notes to the Consolidated Financial Statements

For the year ended 31 December 2016

9	FINANCIAL ASSETS (continued)

9.6	Securities at fair value through profit or loss

	As at 31 December 2016 RMB million	As at 31 December 2015 RMB million

Debt securities
Government bonds	380	603
Government agency bonds	6,762	5,689
Corporate bonds	144,131	88,291
Others	3,133	401

Subtotal	154,406	94,984

Equity securities
Funds	14,683	6,119
Common stocks	40,035	36,887

Subtotal	54,718	43,006

Total	209,124	137,990

Debt securities
Listed in Mainland, PRC	19,512	8,852
Listed overseas	89	56
Unlisted	134,805	86,076

Subtotal	154,406	94,984

Equity securities
Listed in Mainland, PRC	37,614	32,427
Listed in Hong Kong, PRC	74	70
Listed overseas	6,284	6,099
Unlisted	10,746	4,410

Subtotal	54,718	43,006

Total	209,124	137,990

Unlisted debt securities include those traded on the Chinese interbank market and those not publicly traded. Unlisted equity securities include those not traded on stock exchanges, which are mainly open-ended funds with public market price quotation.

China Life Insurance Company Limited    Annual Report 2016

Notes to the Consolidated Financial Statements

For the year ended 31 December 2016

9	FINANCIAL ASSETS (continued)

9.7	Securities purchased under agreements to resell

	As at 31 December 2016 RMB million	As at 31 December 2015 RMB million

Maturing:
Within 30 days	43,518	21,503
After 30 but within 90 days	20	—

Total	43,538	21,503

9.8	Accrued investment income

	As at 31 December 2016 RMB million	As at 31 December 2015 RMB million

Bank deposits	35,763	31,705
Debt securities	17,642	15,703
Others	2,540	2,144

Total	55,945	49,552

Current	44,722	31,218
Non-current	11,223	18,334

Total	55,945	49,552

China Life Insurance Company Limited    Annual Report 2016

Notes to the Consolidated Financial Statements

For the year ended 31 December 2016

10	FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

The table below presents the carrying value and estimated fair value of major financial assets and liabilities, and investment contracts:

	Carrying value		Estimated fair value (i)
	As at 31 December 2016 RMB million	As at 31 December 2015 RMB million	As at 31 December 2016 RMB million	As at 31 December 2015 RMB million

Held-to-maturity securities (ii)	594,730	504,075	619,152	550,844
Loans (iii)	226,573	207,267	231,005	207,267
Term deposits	538,325	562,622	538,325	562,622
Statutory deposits – restricted	6,333	6,333	6,333	6,333
Available-for-sale securities, at fair value	745,586	749,709	745,586	749,709
Securities at fair value through profit or loss	209,124	137,990	209,124	137,990
Securities purchased under agreements to resell	43,538	21,503	43,538	21,503
Cash and cash equivalents	67,046	76,096	67,046	76,096
Investment contracts (iii)	(195,706)	(84,106)	(192,373)	(82,644)
Financial liabilities at fair value through profit or loss	(2,031)	(856)	(2,031)	(856)
Securities sold under agreements to repurchase	(81,088)	(31,354)	(81,088)	(31,354)
Bonds payable (iii)	(37,998)	(67,994)	(38,204)	(69,580)
Interest-bearing loans and borrowings	(16,170)	(2,643)	(16,170)	(2,643)

(i)	The estimates and judgements to determine the fair value of financial assets are described in Note 3.2.

(ii)	The fair value of held-to-maturity securities is determined by reference with other debt securities which are measured by fair value. Please refer to Note 4.3. The fair value of held-to-maturity securities under Level 1 was RMB76,299 million and that under Level 2 was RMB542,853 million as at 31 December 2016 (as at 31 December 2015: Level 1 RMB29,777 million and Level 2 RMB521,067 million).

(iii)	Investment contracts at fair value through profit or loss have quoted prices in active markets, and therefore, their fair value was classified as Level 1.

The fair value of policy loans approximated its carrying amounts. The fair values of other loans and investment contracts at amortised cost, and bonds payable were determined using valuation techniques, with consideration of the present value of expected cash flows arising from contracts using a risk-adjusted discount rate, allowing for the risk-free rate available on the valuation date, credit risk and risk margin associated with the future cash flows. The fair values of other loans and investment contracts at amortised cost, and bonds payable were classified as Level 3.

China Life Insurance Company Limited    Annual Report 2016

Notes to the Consolidated Financial Statements

For the year ended 31 December 2016

11	PREMIUMS RECEIVABLE

As at 31 December 2016, the carrying value of premiums receivable within one year was RMB13,346 million (as at 31 December 2015: RMB11,899 million).

12	REINSURANCE ASSETS

	As at 31 December 2016 RMB million	As at 31 December 2015 RMB million

Long-term insurance contracts ceded (Note 14)	1,783	1,246
Due from reinsurance companies	123	37
Ceded unearned premiums (Note 14)	125	87
Claims recoverable from reinsurers (Note 14)	103	50

Total	2,134	1,420

Current	351	174
Non-current	1,783	1,246

Total	2,134	1,420

13	OTHER ASSETS

	As at 31 December 2016 RMB million	As at 31 December 2015 RMB million

Prepaid to constructors	6,571	6,341
Land use rights	5,855	5,998
Automated policy loans	2,814	2,520
Disbursements	1,718	1,023
Due from related parties	927	772
Investments receivable	911	4,242
Tax refundable	69	936
Others	3,148	1,810

Total	22,013	23,642

Current	15,665	17,274
Non-current	6,348	6,368

Total	22,013	23,642

China Life Insurance Company Limited    Annual Report 2016

Notes to the Consolidated Financial Statements

For the year ended 31 December 2016

14	INSURANCE CONTRACTS

(a)	Process used to decide on assumptions

(i)	For the insurance contracts of which future insurance benefits are affected by investment yields of corresponding investment portfolios, the discount rate assumption is based on expected investment returns of the asset portfolio backing these liabilities, considering the impacts of time value on reserves.

In developing discount rate assumptions, the Group considers investment experience, the current investment portfolio and trend of the relevant yield curves. The assumed discount rates reflect the future economic outlook as well as the Group’s investment strategy. The assumed discount rates with risk margin are as follows:

Discount rate assumptions

As at 31 December 2016	4.45%~4.85%
As at 31 December 2015	4.80%~5.00%

For the insurance contracts of which future insurance benefits are not affected by investment yields of the corresponding investment portfolios, the discount rate assumption is based on the “Yield curve of reserve computation benchmark for insurance contracts”, published on the “China Bond” website with consideration of liquidity spreads, taxation and other relevant factors. The assumed discount rates with risk margin for the past two years are as follows:

Discount rate assumptions

As at 31 December 2016	3.23%~5.32%
As at 31 December 2015	3.42%~5.78%

There is uncertainty on the discount rate assumption, which is affected by factors such as future macro-economy, monetary and foreign exchange policies, capital market and availability of investment channels of insurance funds. The Group determines the discount rate assumption based on the information obtained at the end of each reporting period including consideration of risk margin.

China Life Insurance Company Limited    Annual Report 2016

Notes to the Consolidated Financial Statements

For the year ended 31 December 2016

14	INSURANCE CONTRACTS (continued)

(a)	Process used to decide on assumptions (continued)

(ii)	The mortality and morbidity assumptions are based on the Group’s historical mortality and morbidity experience. The assumed mortality rates and morbidity rates vary with the age of the insured and contract type.

The Group bases its mortality assumptions on China Life Insurance Mortality Table (2000-2003), adjusted where appropriate to reflect the Group’s recent historical mortality experience. The main source of uncertainty with life insurance contracts is that epidemics and wide-ranging lifestyle changes could result in deterioration in future mortality experience, thus leading to an inadequate reserving of liability. Similarly, improvements in longevity due to continuing advancements in medical care and social conditions may expose the Group to longevity risk.

The Group bases its morbidity assumptions for critical illness products on analysis of historical experience and expectations of future developments. There are two main sources of uncertainty. First, wide-ranging lifestyle changes could result in future deterioration in morbidity experience. Second, future development of medical technologies and improved coverage of medical facilities available to policyholders may bring forward the timing of diagnosing critical illness, which demands earlier payment of the critical illness benefits. Both could ultimately result in an inadequate reserving of liability if current morbidity assumptions do not properly reflect such trends.

Risk margin is considered in the Group’s mortality and morbidity assumptions.

(iii)	Expense assumptions are based on expected unit costs with the consideration of previous expense studies and future trends. Expense assumptions are affected by certain factors such as future inflation and market competition which bring uncertainty to these assumptions. The Group considers risk margin for expense assumptions based on information obtained at the end of each reporting period. Components of expense assumptions include cost per policy and percentage of premium as follows:

	Individual Life		Group Life
	RMB Per Policy	% of Premium	RMB Per Policy	% of Premium

As at 31 December 2016	37.00~45.00	0.85%~0.90%	15.00	0.90%
As at 31 December 2015	37.00~45.00	0.85%~0.90%	15.00	0.90%

(iv)	The lapse rates and other assumptions are affected by certain factors, such as future macro-economy, availability of financial substitutions, and market competition, which bring uncertainty to these assumptions. The lapse rates and other assumptions are determined with reference to creditable past experience, current conditions, future expectations and other information.

China Life Insurance Company Limited    Annual Report 2016

Notes to the Consolidated Financial Statements

For the year ended 31 December 2016

14	INSURANCE CONTRACTS (continued)

(a)	Process used to decide on assumptions (continued)

(v)	The Group applied a consistent method to determine risk margin. The Group considers risk margin for discount rate, mortality and morbidity and expense assumptions to compensate for the uncertain amount and timing of future cash flow. When determining risk margin, the Group considers historical experience, future expectations and other factors. The Group determines the risk margin level by itself as the regulations have not imposed any specific requirement on it.

The Group adopted a consistent process to decide on assumptions for the insurance contracts disclosed in this note. On each reporting date, the Group reviews the assumptions for reasonable estimates of liability and risk margin, with consideration of all available information, and taking into account the Group’s historical experience and expectation of future events.

(b)	Net liabilities of insurance contracts

	As at 31 December 2016 RMB million	As at 31 December 2015 RMB million
Gross
Long-term insurance contracts	1,825,956	1,698,773
Short-term insurance contracts
– Claims and claim adjustment expenses	11,538	9,268
– Unearned premiums	10,492	7,944

Total, gross	1,847,986	1,715,985

Recoverable from reinsurers
Long-term insurance contracts (Note 12)	(1,783)	(1,246)
Short-term insurance contracts
– Claims and claim adjustment expenses (Note 12)	(103)	(50)
– Unearned premiums (Note 12)	(125)	(87)

Total, ceded	(2,011)	(1,383)

Net
Long-term insurance contracts	1,824,173	1,697,527
Short-term insurance contracts
– Claims and claim adjustment expenses	11,435	9,218
– Unearned premiums	10,367	7,857

Total, net	1,845,975	1,714,602

China Life Insurance Company Limited    Annual Report 2016

Notes to the Consolidated Financial Statements

For the year ended 31 December 2016

14	INSURANCE CONTRACTS (continued)

(c)	Movements in liabilities of short-term insurance contracts

The table below presents movements in claims and claim adjustment expense reserve:

	2016 RMB million	2015 RMB million

Notified claims	1,748	2,135
Incurred but not reported	7,520	5,181

Total as at 1 January – Gross	9,268	7,316

Cash paid for claims settled
– Cash paid for current year claims	(16,364)	(12,349)
– Cash paid for prior year claims	(8,877)	(6,865)
Claims incurred
– Claims arising in current year	27,120	20,497
– Claims arising in prior years	391	669

Total as at 31 December – Gross	11,538	9,268

Notified claims	2,085	1,748
Incurred but not reported	9,453	7,520

Total as at 31 December – Gross	11,538	9,268

The table below presents movements in unearned premium reserves:

	2016 RMB million			2015 RMB million
	Gross	Ceded	Net	Gross	Ceded	Net

As at 1 January	7,944	(87)	7,857	7,230	(65)	7,165
Increase	10,492	(125)	10,367	7,944	(87)	7,857
Release	(7,944)	87	(7,857)	(7,230)	65	(7,165)

As at 31 December	10,492	(125)	10,367	7,944	(87)	7,857

China Life Insurance Company Limited    Annual Report 2016

Notes to the Consolidated Financial Statements

For the year ended 31 December 2016

14	INSURANCE CONTRACTS (continued)

(d)	Movements in liabilities of long-term insurance contracts

The table below presents movements in the liabilities of long-term insurance contracts:

	2016 RMB million	2015 RMB million

As at 1 January	1,698,773	1,588,900
Premiums	390,438	331,582
Release of liabilities (i)	(353,048)	(300,990)
Accretion of interest	73,644	68,741
Change in assumptions
– Change in discount rates	14,262	8,510
– Change in other assumptions (ii)	474	987
Other movements	1,413	1,043

As at 31 December	1,825,956	1,698,773

(i)	The release of liabilities mainly consists of release due to death or other termination and related expenses, release of residual margin and change of reserves for claims and claim adjustment expenses.

(ii)	For the year ended 31 December 2016, the change in other assumptions was mainly caused by the change in morbidity rate assumptions of certain products, which increased insurance contract liabilities by RMB464 million. This change reflected the Group’s most recent experience and future expectations about the morbidity rates as at the reporting date. Changes in assumptions other than morbidity rates increased insurance contract liabilities by RMB10 million.

For the year ended 31 December 2015, the change in other assumptions was mainly caused by the change in morbidity rate assumptions of certain products, which increased insurance contract liabilities by RMB980 million. This change reflected the Group’s most recent experience and future expectations about morbidity rate as at the reporting date. Changes in assumptions other than morbidity rates increased insurance contract liabilities by RMB7 million.

15	INVESTMENT CONTRACTS

	As at 31 December 2016 RMB million	As at 31 December 2015 RMB million

Investment contracts with DPF at amortised cost	53,688	50,295
Investment contracts without DPF
– At amortised cost	142,006	33,797
– At fair value through profit or loss	12	14

Total	195,706	84,106

China Life Insurance Company Limited    Annual Report 2016

Notes to the Consolidated Financial Statements

For the year ended 31 December 2016

15	INVESTMENT CONTRACTS (continued)

The table below presents movements of investment contracts with DPF:

	2016 RMB million	2015 RMB million

As at 1 January	50,295	47,962
Deposits received	4,680	3,746
Deposits withdrawn, payments on death and other benefits	(2,357)	(2,543)
Policy fees deducted from account balances	(36)	(34)
Interest credited	1,106	1,164

As at 31 December	53,688	50,295

16	INTEREST-BEARING LOANS AND BORROWINGS

	Maturity date	Interest rate	As at 31 December 2016 RMB million	As at 31 December 2015 RMB million

Guaranteed loans	17 June 2019	3.54%	2,339	2,643
Guaranteed loans	27 September 2019	2.30%	6,579	—
Guaranteed loans	30 September 2019	2.40%	6,521	—
Guaranteed loans	9 June 2017	1.50%	731	—

Total			16,170	2,643

17	BONDS PAYABLE

As at 31 December 2016, all bonds payable were subordinated bonds with a total carrying value of RMB37,998 million (as at 31 December 2015: RMB67,994 million) and the par value of RMB38,000 million (as at 31 December 2015: RMB68,000 million).

			Par value
			As at 31	As at 31
			December 2016	December 2015
Issue date	Maturity date	Interest rate p.a.	RMB million	RMB million

26 October 2011	26 October 2021	5.50%	—	30,000
29 June 2012	29 June 2022	4.70%	28,000	28,000
5 November 2012	5 November 2022	4.58%	10,000	10,000

Total			38,000	68,000

China Life Insurance Company Limited    Annual Report 2016

Notes to the Consolidated Financial Statements

For the year ended 31 December 2016

17	BONDS PAYABLE (continued)

The Company issued the above three subordinated bonds with a maturity term of 10 years to qualified investors who met the relevant regulatory requirements. The coupon rates per annum for the first 5 years are 5.50%, 4.70%, 4.58%, respectively, for bonds issued on 26 October 2011, 29 June 2012 and 5 November 2012. The Company has the right to call the subordinated bonds at par at the end of the fifth year after issuance. If the Company does not exercise the call option, the coupon rate per annum for the remaining 5 years will be raised by 200 basis points. On 26 October 2016, the Company exercised the option right to redeem the subordinated bonds issued on 26 October 2011, and redeemed all of the subordinated bonds registered on the record date of redemption, with the amount of RMB30,000 million.

Subordinated bonds are measured at amortised cost as described in Note 2.14.

18	SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

	As at 31 December 2016 RMB million	As at 31 December 2015 RMB million

Interbank market	65,479	27,922
Stock exchange market	15,609	3,432

Total	81,088	31,354

Maturing:
Within 30 days	81,088	31,354

Total	81,088	31,354

As at 31 December 2016, bonds with a carrying value of RMB76,207 million (as at 31 December 2015: RMB28,802 million) were pledged as collateral for financial assets sold under agreements to repurchase resulting from repurchase transactions entered into by the Group in the interbank market.

For debt repurchase transactions through the stock exchange, the Group is required to deposit certain exchange-traded bonds into a collateral pool with fair value converted at a standard rate pursuant to the stock exchange’s regulation which should be no less than the balance of the related repurchase transaction. As at 31 December 2016, the carrying value of securities deposited in the collateral pool was RMB81,280 million (as at 31 December 2015: RMB67,169 million). The collateral is restricted from trading during the period of the repurchase transaction.

China Life Insurance Company Limited    Annual Report 2016

Notes to the Consolidated Financial Statements

For the year ended 31 December 2016

19	OTHER LIABILITIES

	As at 31 December 2016 RMB million	As at 31 December 2015 RMB million

Interest payable to policyholders	8,006	6,410
Salary and welfare payable	7,234	5,220
Payable to third party holders of consolidated trust schemes	5,488	2,550
Brokerage and commission payable	3,713	2,598
Agent deposits	1,611	1,117
Payable to constructors	1,032	634
Interest payable of debts	742	1,045
Tax payable	657	511
Stock appreciation rights (Note 31)	654	845
Others	7,699	5,584

Total	36,836	26,514

Current	36,836	26,514
Non-current	—	—

Total	36,836	26,514

20	STATUTORY INSURANCE FUND

As required by the CIRC Order [2008] No. 2, “Measures for Administration of Statutory Insurance Fund”, all insurance companies have to pay the statutory insurance fund contribution to the CIRC from 1 January 2009. The Group is subject to the statutory insurance fund contribution, (i) at 0.15% and 0.05% of premiums and accumulated policyholder deposits from life policies with guaranteed benefits and life policies without guaranteed benefits, respectively; (ii) at 0.8% and 0.15% of premiums from short-term health policies and long-term health policies, respectively; (iii) at 0.8% of premiums from accident insurance contracts, at 0.08% and 0.05% of accumulated policyholder deposits from accident investment contracts with guaranteed benefits and without guaranteed benefits, respectively. When the accumulated statutory insurance fund contributions reach 1% of total assets, no additional contribution to the statutory insurance fund is required.

China Life Insurance Company Limited    Annual Report 2016

Notes to the Consolidated Financial Statements

For the year ended 31 December 2016

21	INVESTMENT INCOME

	For the year ended 31 December
	2016 RMB million	2015 RMB million

Debt securities
– held-to-maturity securities	24,854	24,541
– available-for-sale securities	17,499	18,526
– at fair value through profit or loss	5,683	1,382
Equity securities
– available-for-sale securities	19,744	8,950
– at fair value through profit or loss	527	326
Bank deposits	27,851	32,285
Loans	12,018	11,115
Securities purchased under agreements to resell	971	368
Others	—	89

Total	109,147	97,582

For the year ended 31 December 2016, the interest income included in investment income was RMB88,876 million (2015: RMB88,306 million). All interest income was accrued using the effective interest method.

22	NET REALISED GAINS ON FINANCIAL ASSETS

	For the year ended 31 December
	2016 RMB million	2015 RMB million

Debt securities
Realised gains	189	(4)
Impairment	(143)	—

Subtotal	46	(4)

Equity securities
Realised gains	8,505	32,622
Impairment	(2,513)	(321)

Subtotal	5,992	32,301

Total	6,038	32,297

Net realised gains on financial assets are from available-for-sale securities.

During the year ended 31 December 2016, the Group recognised an impairment charge of RMB1,615 million (2015: RMB147 million) of available-for-sale funds, an impairment charge of RMB898 million (2015: RMB174 million) of available-for-sale common stocks, and an impairment charge of RMB143 million (2015: Nil) of available-for-sale debt securities, for which the Group determined that objective evidence of impairment existed.

China Life Insurance Company Limited    Annual Report 2016

Notes to the Consolidated Financial Statements

For the year ended 31 December 2016

23	NET FAIR VALUE GAINS/(LOSSES) THROUGH PROFIT OR LOSS

	For the year ended 31 December
	2016 RMB million	2015 RMB million

Debt securities	(918)	766
Equity securities	(6,319)	9,324
Stock appreciation rights	191	180
Financial liabilities at fair value through profit or loss	(48)	(61)

Total	(7,094)	10,209

24	INSURANCE BENEFITS AND CLAIMS EXPENSES

	Gross RMB million	Ceded RMB million	Net RMB million

For the year ended 31 December 2016
Life insurance death and other benefits	253,824	(667)	253,157
Accident and health claims and claim adjustment expenses	27,519	(250)	27,269
Increase in insurance contract liabilities	127,156	(537)	126,619

Total	408,499	(1,454)	407,045

For the year ended 31 December 2015
Life insurance death and other benefits	221,949	(248)	221,701
Accident and health claims and claim adjustment expenses	21,166	(157)	21,009
Increase in insurance contract liabilities	109,847	(338)	109,509

Total	352,962	(743)	352,219

25	INVESTMENT CONTRACT BENEFITS

Benefits of investment contracts are mainly the interest credited to investment contracts.

26	FINANCE COSTS

	For the year ended 31 December
	2016 RMB million	2015 RMB million

Interest expenses for bonds payable	3,126	3,430
Interest expenses for securities sold under agreements to repurchase	1,460	784
Interest expenses for interest-bearing loans and borrowings	181	106

Total	4,767	4,320

China Life Insurance Company Limited    Annual Report 2016

Notes to the Consolidated Financial Statements

For the year ended 31 December 2016

27	PROFIT BEFORE INCOME TAX

Profit before income tax is stated after charging/(crediting) the following:

	For the year ended 31 December
	2016 RMB million	2015 RMB million

Employee salaries and welfare costs	15,955	13,045
Housing benefits	838	824
Contribution to the defined contribution pension plan	1,798	1,678
Depreciation and amortisation	2,083	2,036
Foreign exchange losses/(gains)	(582)	(812)
Auditor’s remuneration	58	60

28	TAXATION

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income tax relates to the same tax authority.

(a)	The amount of taxation charged to net profit represents:

	For the year ended 31 December
	2016 RMB million	2015 RMB million

Current taxation – Enterprise income tax	5,200	15,408
Deferred taxation	(943)	(4,664)

Taxation charges	4,257	10,744

(b)	The reconciliation between the Group’s effective tax rate and the statutory tax rate of 25% in the PRC (2015: 25%) is as follows:

	For the year ended 31 December
	2016 RMB million	2015 RMB million

Profit before income tax	23,842	45,931
Tax computed at the statutory tax rate	5,961	11,483
Non-taxable income (i)	(6,080)	(3,324)
Expenses not deductible for tax purposes (i)	4,259	2,655
Unused tax losses	58	1
Tax losses utilised from previous periods	(49)	(41)
Others	108	(30)

Income tax at the effective tax rate	4,257	10,744

(i)	Non-taxable income mainly includes interest income from government bonds, and dividend income from applicable equity securities, etc. Expenses not deductible for tax purposes mainly include brokerages, commissions, donations and other expenses that do not meet the criteria for deduction according to the relevant tax regulations.

China Life Insurance Company Limited    Annual Report 2016

Notes to the Consolidated Financial Statements

For the year ended 31 December 2016

28	TAXATION (continued)

(c)	As at 31 December 2016 and 2015, deferred income tax was calculated in full on temporary differences under the liability method using a principal tax rate of 25%. The movements in deferred tax assets and liabilities during the year are as follows:

Deferred tax assets/(liabilities)

	Insurance RMB million (i)	Investments RMB million (ii)	Others RMB million (iii)	Total RMB million

As at 1 January 2015	(8,316)	(12,095)	1,036	(19,375)
(Charged)/credited to net profit	3,673	843	148	4,664
(Charged)/credited to other comprehensive income
– Available-for-sale securities	—	(5,445)	—	(5,445)
– Portion of fair value changes on available-for-sale securities attributable to participating policyholders	3,192	—	—	3,192
– Others	—	11	—	11

As at 31 December 2015	(1,451)	(16,686)	1,184	(16,953)

As at 1 January 2016	(1,451)	(16,686)	1,184	(16,953)
(Charged)/credited to net profit	(614)	1,126	431	943
(Charged)/credited to other comprehensive income
– Available-for-sale securities	—	12,639	—	12,639
– Portion of fair value changes on available-for-sale securities attributable to participating policyholders	(4,343)	—	—	(4,343)
– Others	—	(54)	—	(54)

As at 31 December 2016	(6,408)	(2,975)	1,615	(7,768)

(i)	The deferred tax arising from the insurance category is mainly related to the change of long-term insurance contract liabilities at 31 December 2008 as a result of the first time adoption of IFRSs in 2009 and the temporary differences of short-term insurance contract liabilities and policyholder dividends payable.
(ii)	The deferred tax arising from the investments category is mainly related to the temporary differences of unrealised gains/(losses), which includes available-for-sale securities, securities at fair value through profit or loss, and others.
(iii)	The deferred tax arising from the others category is mainly related to the temporary differences of employee salaries and welfare costs payable.

China Life Insurance Company Limited    Annual Report 2016

Notes to the Consolidated Financial Statements

For the year ended 31 December 2016

28	TAXATION (continued)

(c)	(continued)

Unrecognised deductible tax losses of the Group amounted to RMB807 million as at 31 December 2016 (as at 31 December 2015: RMB727 million). Unrecognised deductible temporary differences of the Group amounted to RMB219 million as at 31 December 2016 (as at 31 December 2015: RMB186 million).

(d)	The analysis of deferred tax assets and deferred tax liabilities is as follows:

	As at 31 December 2016 RMB million	As at 31 December 2015 RMB million

Deferred tax assets:
– deferred tax assets to be recovered after 12 months	3,024	9,528
– deferred tax assets to be recovered within 12 months	3,626	2,639

Subtotal	6,650	12,167

Deferred tax liabilities:
– deferred tax liabilities to be settled after 12 months	(13,037)	(26,850)
– deferred tax liabilities to be settled within 12 months	(1,381)	(2,270)

Subtotal	(14,418)	(29,120)

Net deferred tax liabilities	(7,768)	(16,953)

29	NET PROFIT ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY

Net profit attributable to equity holders of the Company is recognised in the financial statements of the Company to the extent of RMB14,014 million (2015: RMB32,638 million).

30	EARNINGS PER SHARE

There is no difference between basic and diluted earnings per share. The basic and diluted earnings per share for the year ended 31 December 2016 are based on the net profit for the year attributable to ordinary equity holders of the Company and the weighted average number of 28,264,705,000 ordinary shares (2015: 28,264,705,000 ordinary shares).

China Life Insurance Company Limited    Annual Report 2016

Notes to the Consolidated Financial Statements

For the year ended 31 December 2016

31	STOCK APPRECIATION RIGHTS

The Board of Directors of the Company approved, on 5 January 2006, an award of stock appreciation rights of 4.05 million units and on 21 August 2006, another award of stock appreciation rights of 53.22 million units to eligible employees. The exercise prices of the two awards were HKD5.33 and HKD6.83, respectively, the average closing price of shares in the five trading days prior to 1 July 2005 and 1 January 2006, the dates for vesting and exercise price setting purposes of this award. The exercise prices of stock appreciation rights were the average closing price of the shares in the five trading days prior to the date of the award. Upon the exercise of stock appreciation rights, exercising recipients will receive payments in RMB, subject to any withholding tax, equal to the number of stock appreciation rights exercised times the difference between the exercise price and market price of the H shares at the time of exercise.

Stock appreciation rights have been awarded in units, with each unit representing the value of one H share. No shares of common stock will be issued under the stock appreciation rights plan. According to the Company’s plan, all stock appreciation rights will have an exercise period of five years from the date of award and will not be exercisable before the fourth anniversary of the date of award unless specific market or other conditions have been met. On 26 February 2010, the Board of Directors of the Company extended the exercise period of all stock appreciation rights, which is also subject to government policy.

All the stock appreciation rights awarded were fully vested as at 31 December 2016. As at 31 December 2016, there were 55.01 million units outstanding and exercisable (as at 31 December 2015: 55.01 million units). As at 31 December 2016, the amount of intrinsic value for the vested stock appreciation rights was RMB641 million (as at 31 December 2015: RMB832 million).

The fair value of the stock appreciation rights is estimated on the date of valuation at each reporting date using lattice-based option valuation models based on expected volatility from 25% to 45%, an expected dividend yield of no higher than 3% and a risk-free interest rate ranging from 0.10% to 0.81%.

The Company recognised a gain of RMB191 million in the net fair value through profit or loss in the consolidated comprehensive income representing the fair value change of the rights during the year ended 31 December 2016 (2015: fair value gain of RMB180 million). RMB641 million and RMB13 million were included in salary and staff welfare payable included under other liabilities for the units not exercised and exercised but not paid as at 31 December 2016 (as at 31 December 2015: RMB832 million and RMB13 million), respectively. There was no unrecognised compensation cost for the stock appreciation rights as at 31 December 2016 (as at 31 December 2015: Nil).

32	DIVIDENDS

Pursuant to the shareholders’ approval at the Annual General Meeting on 30 May 2016, a final dividend of RMB0.42 (inclusive of tax) per ordinary share totalling RMB11,871 million in respect of the year ended 31 December 2015 was declared and paid in 2016. The dividend has been recorded in the consolidated financial statements for the year ended 31 December 2016.

A distribution of RMB386 million (inclusive of tax) to the holders of Core Tier 2 Capital Securities was approved by management according to the authorization by the Board of Directors in 2016.

Pursuant to a resolution passed at the meeting of the Board of Directors on 23 March 2017, a final dividend of RMB0.24 (inclusive of tax) per ordinary share totalling approximately RMB6,784 million for the year ended 31 December 2016 was proposed for shareholders’ approval at the forthcoming Annual General Meeting. The dividend has not been recorded in the consolidated financial statements for the year ended 31 December 2016.

China Life Insurance Company Limited    Annual Report 2016

Notes to the Consolidated Financial Statements

For the year ended 31 December 2016

33	SIGNIFICANT RELATED PARTY TRANSACTIONS

(a)	Related parties with control relationship

Information of the parent company is as follows:

Name	Location of registration	Principal business	Relationship with the Company	Nature of ownership	Legal representative

CLIC	Beijing, China	Insurance services including receipt of premiums and payment of benefits in respect of the in-force life, health, accident and other types of personal insurance business, and the reinsurance business; holding or investing in domestic and overseas insurance companies or other financial insurance institutions; fund management business permitted by national laws and regulations or approved by the State Council of the People’s Republic of China; and other businesses approved by insurance regulatory agencies.	Immediate and ultimate holding company	State-owned	Yang Mingsheng

(b)	Subsidiaries

Refer to Note 39(c) for the basic and related information of subsidiaries.

(c)	Associates and joint ventures

Refer to Note 8 for the basic and related information of associates and joint ventures.

(d)	Other related parties

Significant related parties	Relationship with the Company

China Life Real Estate Co., Limited (“CLRE”)	Under common control of CLIC
China Life Insurance (Overseas) Company Limited (“CL Overseas”)	Under common control of CLIC
China Life Investment Holding Company Limited (“CLI”)	Under common control of CLIC
China Life Ecommerce Company Limited (“CL Ecommerce”)	Under common control of CLIC
China Life Enterprise Annuity Fund (“EAP”)	A pension fund jointly set up by the Company and others

China Life Insurance Company Limited    Annual Report 2016

Notes to the Consolidated Financial Statements

For the year ended 31 December 2016

33	SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(e)	Registered capital of related parties with control relationship and changes during the year

Name of related party	As at 31 December 2015 million	Increase million	Decrease million	As at 31 December 2016 million

CLIC	RMB4,600	—	—	RMB4,600
AMC	RMB4,000	—	—	RMB4,000
China Life Pension Company Limited (“Pension Company”)	RMB3,400	—	—	RMB3,400
China Life (Suzhou) Pension and Retirement Investment Company Limited (“Suzhou Pension Company”) (i)	RMB300	RMB760	—	RMB1,060
CL AMP	RMB588	—	—	RMB588
CL Wealth	RMB200	—	—	RMB200
Shanghai Rui Chong Investment Co., Limited (“Rui Chong Company”)	RMB6,800	—	—	RMB6,800
China Life (Beijing) Health Management Co., Limited (“CL Health”)	—	RMB1,730	—	RMB1,730
China Life Franklin (Shenzhen) Equity Investment Fund Management Co., Limited (“Franklin Shenzhen Company”) (ii)	—	USD2	—	USD2

(i)	On 6 February 2016, Suzhou Pension Company completed its business registration modification procedure, and the registered capital was changed to RMB1,060 million. In December 2016, the Company completed a RMB526 million capital contribution to Suzhou Pension Company. After the contribution, the paid-in capital of Suzhou Pension Company increased from RMB800 to RMB1,326 million. As at 31 December 2016, since the business registration modification procedure for the registered capital of Suzhou Pension Company was still in progress, the registered capital remained RMB1,060 million.
(ii)	Registered capital of Franklin Shenzhen Company is USD2 million, and its paid-in capital is USD0.6 million as at 31 December 2016.
(iii)	For those subsidiaries which were not set up or invested in Mainland China, the legal definition of registered capital is not applicable for them.

China Life Insurance Company Limited    Annual Report 2016

Notes to the Consolidated Financial Statements

For the year ended 31 December 2016

33	SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(f)	Percentages of holding of related parties with control relationship and changes during the year

Shareholder

	As at 31 December 2015				As at 31 December 2016
	Amount million	Percentage of holding	Increase million	Decrease million	Amount million	Percentage of holding

CLIC	RMB19,324	68.37%	—	—	RMB19,324	68.37%

Subsidiaries

	As at 31 December 2015				As at 31 December 2016
	Amount million	Percentage of holding	Increase million	Decrease million	Amount million	Percentage of holding

AMC	RMB1,680	60.00% directly	—	—	RMB1,680	60.00% directly
Pension Company	RMB2,746	74.27% directly and indirectly	—	—	RMB2,746	74.27% directly and indirectly
China Life Franklin Asset Management Company Limited (“AMC HK”)	HKD130	50.00% indirectly	—	—	HKD130	50.00% indirectly
Suzhou Pension Company	RMB800	100.00% directly	RMB 526	—	RMB1,326	100.00% directly
CL AMP	RMB500	85.03% indirectly	—	—	RMB500	85.03% indirectly
CL Wealth	RMB200	100.00% indirectly	—	—	RMB200	100.00% indirectly
Golden Phoenix Tree Limited	—	100.00% directly	—	—	—	100.00% directly
King Phoenix Tree Limited	—	100.00% indirectly	—	—	—	100.00% indirectly
Rui Chong Company	RMB6,199	100.00% directly	—	—	RMB6,199	100.00% directly
New Aldgate Limited (i)	—	—	—	—	—	100.00% directly
Glorious Fortune Forever Limited (i)	—	—	—	—	—	100.00% directly
CL Hotel Investor, L.P. (i)	—	—	—	—	—	100.00% directly
Golden Bamboo Limited (i)	—	—	—	—	—	100.00% directly
Sunny Bamboo Limited (i)	—	—	—	—	—	100.00% directly
Fortune Bamboo Limited (i)	—	—	—	—	—	100.00% directly
China Century Core Fund Limited (“Century Core Fund”) (i)	—	—	—	—	—	100.00% indirectly
CL Health (i)	—	—	RMB1,730	—	RMB1,730	100.00% directly
Franklin Shenzhen Company (ii)	—	—	USD0.6	—	USD0.6	100.00% indirectly

China Life Insurance Company Limited    Annual Report 2016

Notes to the Consolidated Financial Statements

For the year ended 31 December 2016

33	SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(f)	Percentages of holding of related parties with control relationship and changes during the year (continued)

(i)	New Aldgate Limited, Glorious Fortune Forever Limited, CL Hotel Investor, L.P., Golden Bamboo Limited, Sunny Bamboo Limited, Fortune Bamboo Limited, Century Core Fund and CL Health are new subsidiaries set up or invested by the Company in 2016.

(ii)	Franklin Shenzhen Company is a new subsidiary set up by AMC HK in 2016.

(g)	Transactions with significant related parties

The following table summarises significant transactions carried out by the Group with its significant related parties:

		For the year ended 31 December
	Notes	2016 RMB million	2015 RMB million

Transactions with CLIC and its subsidiaries
Policy management fee received from CLIC	(i)(viii)	869	950
Asset management fee received from CLIC	(ii.a)	124	133
Payment of dividends from the Company to CLIC		8,116	7,729
Distribution of profits from AMC to CLIC		143	106
Asset management fee received from CL Overseas	(ii.b)	74	39
Asset management fee received from CLP&C	(ii.c)	36	26
Payment of insurance premium to CLP&C		49	51
Claim and other payments received from CLP&C		18	17
Agency fee received from CLP&C	(iii)(viii)	2,337	1,464
Payment of an agency fee to CLP&C	(iii)	2	4
Rental and a service fee received from CLP&C		43	49
Payment of rental, project fee and others expenses to CLRE		44	38
Property leasing expenses charged by CLI	(iv)	81	84
Asset management fee received from CLI		13	17
Payment to CLI for purchase of fixed assets		141	97
Payment of an asset management fee to CLI	(ii.d)(viii)	298	167
Property leasing income received from CLI		38	38
Payment of a business management service fee to CL Ecommerce	(vi)	56	29

Transactions between CGB and the Group
Interest on deposits received from CGB		685	524
Commission expenses charged by CGB	(v)	42	15

Transactions between Sino-Ocean and the Group
Cash dividend from Sino-Ocean (Note 8)		248	422
Interest payment of subordinated debts and corporate bonds received from Sino-Ocean		38	34
Project management fee paid to Sino-Ocean		60	59

Transactions between EAP and the Group
Contribution to EAP		337	303

China Life Insurance Company Limited    Annual Report 2016

Notes to the Consolidated Financial Statements

For the year ended 31 December 2016

33	SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(g)	Transactions with significant related parties (continued)

		For the year ended 31 December
	Notes	2016 RMB million	2015 RMB million

Transactions between AMC and the Company
Payment of an asset management fee to AMC	(ii.e)(viii)	1,081	1,020
Distribution of profits from AMC		215	158

Transactions between Pension Company and the Company
Rental received from Pension Company		34	24
Agency fee received from Pension Company for entrusted sales of annuity funds	(vii)	31	20
Marketing fee income for promotion of annuity business from Pension Company		14	14

Transactions between AMC HK and the Company
Payment of an investment management fee to AMC HK	(ii.f)	14	14

Transactions between Suzhou Pension Company and the Company
Investment in Suzhou Pension Company	(ix)	526	500

Transactions between the Group’s consolidated structured entities and the Company
Distribution from the Group’s consolidated structured entities to the Company		443	187

Notes:

(i)	On 29 December 2014, the Company and CLIC signed a renewable insurance agency agreement, effective from 1 January 2015 to 31 December 2017. The agreement was subject to an automatic three-year renewal if no objections were raised by both parties. The Company performs its duties of insurance agents in accordance with the agreement, but does not acquire any rights and profits or assume any obligations, losses and risks as an insurer of the non-transferrable policies. The policy management fee was payable semi-annually, and is equal to the sum of (1) the number of policies in force as at the last day of the period, multiplied by RMB8.00 per policy and (2) 2.50% of the actual premiums and deposits received during the period, in respect of such policies. The policy management fee income is included in other income in the consolidated statement of comprehensive income.

(ii.a)	On 30 December 2015, CLIC renewed an asset management agreement with AMC, entrusting AMC to manage and make investments for its insurance funds. The agreement is effective from 1 January 2016 to 31 December 2018. In accordance with the agreement, CLIC paid AMC a basic service fee at the rate of 0.05% per annum for the management of insurance funds. The service fee was calculated and payable on a monthly basis, by multiplying the average book value of the assets under management (after deducting the funds obtained and interests accrued for from repurchase transactions, deducting debt and equity investment schemes, project asset-backed schemes, the principal and interests of customised non-standard products) at the beginning and the end of any given month by the rate of 0.05%, divided by 12. At the end of each year, CLIC assessed the investment performance of the assets managed by AMC, compared the actual results against benchmark returns and made adjustment to the basic service fee.

(ii.b)	On 24 January 2014, CL Overseas renewed an investment management agreement with AMC HK, effective from 1 January 2014 to 31 December 2014. On 27 April 2015, agreed by both parties, the agreement was renewed for one year. In accordance with the agreement, CL Overseas entrusted AMC HK to manage and make investments for its insurance funds and paid AMC HK a basic investment management fee and an investment performance fee. The basic investment management fee was accrued by multiplying the weighted average total funds by the basic fee rate. The investment performance fee was calculated based on the difference between the total actual annual yield and predetermined net realised yield. The basic investment management fee was calculated and payable on a semi-annual basis. The investment performance fee was payable according to the total actual annual yield at the end of each year. As at the approval date of the consolidated financial statements, CL Overseas has reached a consensus with AMC HK on the renewal and clauses of the agreement. The sign-off is still pending for the approval from Hong Kong local supervision department. The original terms are effective until the new agreement is signed.

China Life Insurance Company Limited    Annual Report 2016

Notes to the Consolidated Financial Statements

For the year ended 31 December 2016

33	SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(g)	Transactions with significant related parties (continued)

Notes (continued):

(ii.c)	In 2015, CLP&C signed an agreement for the management of insurance funds with AMC, entrusting AMC to manage and make investments for its insurance funds. The agreement is effective from 1 January 2015 to 31 December 2016. In accordance with the agreement, CLP&C paid AMC a fixed service fee and a variable service fee. The fixed service fee was calculated and payable on a monthly basis, by multiplying the average net asset value of assets of each category under management at the beginning and the end of any given month by the responding annual investment management fee rate, divided by 12. The variable service fee was linked to investment performance.

(ii.d)	On 3 February 2016, the Company and CLI renewed a management agreement of alternative investment of insurance funds, which is effective from 1 January 2016 to 30 June 2017. In accordance with the agreement, the Company entrusted CLI to engage in specialised investment, operation and management of equities, real estate and related financial products, and securitised financial products under the instructions of the annual guidelines. The Company paid CLI an asset management fee and a performance related bonus based on the agreement. For fixed-income projects, the management fee rate was 0.05%-0.6% according to different ranges of returns and without a performance-related bonus; for non-fixed-income projects, the management fee rate was 0.3% and the performance-related bonus was linked to the return on comprehensive investment upon expiry of the project.

(ii.e)	On 29 December 2015, the Company and AMC renewed a renewable agreement for the management of insurance funds, effective from 1 January 2016 to 31 December 2018. In accordance with the agreement, the Company entrusted AMC to manage and make investments for its insurance funds and paid AMC a fixed service fee and a variable service fee. The fixed annual service fee was calculated and payable on a monthly basis, by multiplying the average net value of the assets under management by the rate of 0.05%; the variable service fee was payable annually, based on the results of performance evaluation, at 20% of the fixed service fee per annum. The service fees were determined by the Company and AMC based on an analysis of the cost of service, market practice and the size and composition of the asset pool to be managed. Asset management fees charged to the Company by AMC are eliminated in the consolidated statement of comprehensive income.

(ii.f)	On 19 September 2013, the Company and AMC HK renewed the offshore investment management service agreement, effective for two years starting from the signing date. The agreement was subject to an automatic one-year renewal if no objections were raised by both parties upon expiry. On 19 September 2015, the agreement was automatically renewed for one year. In accordance with the agreement, the Company entrusted AMC HK to manage and make investments for its insurance funds and paid AMC HK an asset management fee. The asset management fee was calculated at a fixed rate of 0.40% of the portfolio asset value and a performance bonus capped at 0.15% of the portfolio asset value for assets managed on a discretionary basis. Management fees on assets managed on a non-discretionary basis are calculated at 0.05% of the portfolio asset value. The above management fee was calculated based on the net value of the entrusted asset from the monthly reports provided by the trustee, without deducting the monthly management fee payable. The fixed management fee was calculated monthly and payable quarterly. A performance bonus was calculated and payable on an annual basis. The agreement was automatically renewed for one year on 19 September 2015. On 18 September 2016, the Company and AMC HK renewed the agreement, which became effective from 19 September 2016 and expires on 31 December 2018. Asset management fees charged to the Company by AMC HK are eliminated in the consolidated statement of comprehensive income.

(iii)	On 8 March 2015, the Company and CLP&C signed a new 2-year framework insurance agency agreement, whereby CLP&C entrusted the Company to act as an agent to sell designated P&C insurance products in certain authorised jurisdictions. The agency fee was determined based on cost (tax included) plus a margin. The agreement was subject to an automatic one-year renewal if no objections were raised by both parties upon expiry.

On 8 March 2015, the Company and CLP&C signed a new 2-year framework insurance agency agreement, whereby the Company entrusted CLP&C to act as an agent to sell designated life insurance products in certain authorised jurisdictions. The brokerage fee was determined based on market practice. The agreement was subject to an automatic one-year renewal if no objections were raised by both parties upon expiry.

(iv)	On 31 December 2014, the Company signed a property leasing agreement with CLI, effective till 31 December 2017, pursuant to which CLI leased to the Company certain owned buildings. Annual rental payable by the Company to CLI in relation to the CLI properties is determined either by reference to the market rent, or, the costs incurred by CLI in holding and maintaining the properties, plus a margin of approximately 5%. The rental was paid on a semi-annual basis, and each payment was equal to one half of the total annual rental.

China Life Insurance Company Limited    Annual Report 2016

Notes to the Consolidated Financial Statements

For the year ended 31 December 2016

33	SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(g)	Transactions with significant related parties (continued)

Notes (continued):

(v)	On 19 April 2012, the Company and CGB renewed an insurance agency agreement to distribute insurance products. All individual insurance products suitable for distribution through bancassurance channels are included in the agreement. CGB provides agency services, including the selling of insurance products, and collecting premiums and paying benefits. The Company paid the agency commission by multiplying the net amount of total premiums received from sale of each category individual insurance product after deducting the withdrawn policies premiums in the hesitation period, by the responding fixed commission rate. The commission rates for various insurance products sold by CGB are agreed based on arm’s length transactions. The commissions are payable on a monthly basis. The agreement is effective for three years and subject to an automatic one-year renewal with no limitation of times if no objections were raised by either party upon expiry. On 19 April 2015, the agreement was automatically renewed for another one year. On 12 August 2016, the Company and CGB renewed the insurance agency agreement to distribute insurance products. The agreement is effective for two years starting from the signing date and is subject to an automatic one-year renewal with no limitation of times if no objections were raised by either party upon expiry. The transactions between the Company and CGB before the effective date of the renewed agreement complied with the previous agreement.

On 23 March 2016, the Company and CGB signed an insurance agency agreement to distribute group insurance products. The group insurance products suitable for distribution through bancassurance channels are included in the agreement. CGB provides agency services, including the selling of group insurance products, collecting premiums and paying benefits, and so on. The Company paid the agency commission by multiplying the net amount of total premiums received from sale of each category group insurance product after deducting the withdrawn policies premiums in the hesitation period, by the responding fixed commission rate. The commission rates for various insurance products sold by CGB are agreed by referring to comparable quoted market prices of independent third-parties. The commissions are payable on a monthly basis. The agreement is effective on 1 January 2016 for two years and is subject to an automatic one-year renewal if no objections were raised by either party upon expiry.

(vi)	On 18 March 2015, the Company and CL Ecommerce signed a one year agreement for managing the regional telemarketing centre, effective on the signing date. Pursuant to the agreement, the Company entrusted CL Ecommerce to manage the operation of its telemarketing centre, and paid the management fee accordingly. The total amount of the management fee is not expected to exceed RMB100 million, but is still pending for negotiation between the two parties based on the actual circumstance. On 26 October 2016, the Company and CL Ecommerce renewed the agreement, which was effective from 1 January 2016 and expired on 31 December 2016. The previous agreement was terminated automatically when the renewed agreement came into effect. The agreement is subject to an automatic one-year renewal if no objections are raised by both parties.

(vii)	On 27 November 2014, the Company and Pension Company signed an agency agreement for the distribution and customer service of enterprise annuity funds, the pension management business and the occupational pension management business. The agreement was effective from 28 November 2014 and expired after one year, and was subject to an automatic one-year renewal if no objections were raised by either party upon expiry. On 28 November 2015, the agreement was automatically renewed for one year. The commissions for the entrusting service of enterprise annuity fund management, which is the core business of Pension Company, are calculated at 30% to 80% of the annual entrusting management fee revenues, depending on the duration of the agreement. The commissions for account management service are calculated at 60% of the first year’s account management fee and were only charged for the first year, regardless of the duration of the agreement. The commissions for investment management service, in accordance with the duration of the agreement, are calculated at 60% to 3% of the annual investment management fee (excluding risk reserves for investment), and decreased annually. The calculation base, method and charge rate of the agency fee of occupation annuity should be in line with those of enterprise annuity funds. The charge rate of the agency fee of the group pension plan is in line with that of the investment management fee of enterprise annuity funds. The agency fee of the personal pension plan is 30% of the daily management fee of the personal pension plan annually.

On 28 November 2016, the Company and Pension Company signed a new agency agreement for the distribution and customer service of enterprise annuity funds, the pension management business and the occupational pension management business. The agreement was effective from 28 November 2016 and expires on 31 December 2017, subject to an automatic one-year renewal if no objections were raised by either party upon expiry. There are two types of commissions agreed upon in the agreement, which are commissions that occur in daily business and occur according to the annual promotional plans. Provisions of the commissions for entrusting service of enterprise annuity funds management remain the same as those in the previous agreement; the agency fee of the group pension plan is, in accordance with the duration of the contracts, calculated at 50% to 3% of the annual investment management fee, and decreased annually; the agency fee of the personal pension plan is calculated at 30% to 50% of the annual investment management fee according to the various rates of daily management fee applied to the various individual pension management products in all of the management years; the agency fee of occupation annuity is in accordance with the provision of annual promotional plans, which should be determined by both parties on a separate occasion. The commissions charged to the Company by Pension Company are eliminated in the consolidated income statement of the Group.

China Life Insurance Company Limited    Annual Report 2016

Notes to the Consolidated Financial Statements

For the year ended 31 December 2016

33	SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(g)	Transactions with significant related parties (continued)

Notes (continued):

(viii)	These transactions constitute continuing connected transactions which are subject to reporting and announcement requirements but are exempt from independent shareholders’ approval requirements under Chapter 14A of the Listing Rules. The Company has complied with the disclosure requirements in accordance with Chapter 14A of the Listing Rules.

(ix)	In December 2016, the Company completed a RMB526 million capital contribution to Suzhou Pension Company. Please refer to Note 33(e).

(h)	Amounts due from/to significant related parties

The following table summarises the balances due from and to significant related parties. The balances are non-interest bearing, unsecured and have no fixed repayment dates except for the deposits with CGB and the subordinated debts and corporate bonds issued by Sino-Ocean.

	As at 31 December 2016 RMB million	As at 31 December 2015 RMB million

The resulting balance due from and to significant related parties of the Group
Amount due from CLIC	529	526
Amount due to CLIC	—	(1)
Amount due from CL Overseas	47	21
Amount due from CLP&C	332	203
Amount due to CLP&C	—	(2)
Amount due from CLI	12	16
Amount due to CLI	(206)	(71)
Amount due from CLRE	2	2
Amount due to CLRE	—	(1)
Amount deposited with CGB	26,342	9,660
Amount due from CGB	365	194
Amount due to CGB	(17)	(13)
Subordinated debts and corporate bonds of Sino-Ocean	643	872
Amount due from Sino-Ocean	8	11
Amount due from CL Ecommerce	5	4
Amount due to CL Ecommerce	(66)	(40)
The resulting balance due from and to subsidiaries of the Company
Amount due from Pension Company	47	50
Amount due to Pension Company	(17)	(6)
Amount due to AMC	(604)	(325)
Amount due to AMC HK	(8)	(7)

China Life Insurance Company Limited    Annual Report 2016

Notes to the Consolidated Financial Statements

For the year ended 31 December 2016

33	SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(i)	Key management personnel compensation

	For the year ended 31 December
	2016 RMB million	2015 RMB million

Salaries and other benefits	18	25

The total compensation package for the Company’s key management personnel for the year ended 31 December 2016 has not yet been finalised in accordance with regulations of the relevant PRC authorities. The final compensation will be disclosed in a separate announcement when determined. The compensation of 2015 has been approved by the relevant authorities. The total compensation of 2015 was RMB25 million, including a deferred payment about RMB5 million.

(j)	Transactions with state-owned enterprises

Under IAS 24 Related Party Disclosures (“IAS 24”), business transactions between state-owned enterprises controlled by the PRC government are within the scope of related party transactions. CLIC, the ultimate holding company of the Group, is a state-owned enterprise. The Group’s key business is insurance and investment related and therefore the business transactions with other state-owned enterprises are primarily related to insurance and investment activities. The related party transactions with other state-owned enterprises were conducted in the ordinary course of business. Due to the complex ownership structure, the PRC government may hold indirect interests in many companies. Some of these interests may, in themselves or when combined with other indirect interests, be controlling interests which may not be known to the Group. Nevertheless, the Group believes that the following captures the material related parties and has applied IAS 24 exemption and disclosed only qualitative information.

As at 31 December 2016, most of the bank deposits of the Group were with state-owned banks; the issuers of corporate bonds and subordinated bonds held by the Group were mainly state-owned enterprises. For the year ended 31 December 2016, a large portion of its group insurance business of the Group were with state-owned enterprises; the majority of bancassurance commission charges were paid to state-owned banks and postal offices; and the majority of the reinsurance agreements of the Group were entered into with a state-owned reinsurance company.

34	SHARE CAPITAL

	As at 31 December 2016		As at 31 December 2015
	No. of shares	RMB million	No. of shares	RMB million

Registered, authorised, issued and fully paid
Ordinary shares of RMB1 each	28,264,705,000	28,265	28,264,705,000	28,265

China Life Insurance Company Limited    Annual Report 2016

Notes to the Consolidated Financial Statements

For the year ended 31 December 2016

34	SHARE CAPITAL (continued)

As at 31 December 2016, the Company’s share capital was as follows:

	As at 31 December 2016
	No. of shares	RMB million

Owned by CLIC (i)	19,323,530,000	19,324
Owned by other equity holders	8,941,175,000	8,941
Including: Domestic listed	1,500,000,000	1,500
Overseas listed (ii)	7,441,175,000	7,441

Total	28,264,705,000	28,265

(i)	All shares owned by CLIC are domestic listed shares.
(ii)	Overseas listed shares are traded on the Stock Exchange of Hong Kong Limited and the New York Stock Exchange.

35	OTHER EQUITY INSTRUMENTS

(a)	Basic information

	As at 31						As at 31
	December 2015		Increase		Decrease		December 2016
	Quantity million	RMB million	Quantity million	RMB million	Quantity million	RMB million	Quantity million	RMB million

Core Tier 2 Capital Securities	1,280	7,791	—	—	—	—	1,280	7,791

Total	1,280	7,791	—	—	—	—	1,280	7,791

The Company issued Core Tier 2 Capital Securities at par with the nominal value of USD1,280 million on 3 July 2015, and obtained an approval to list such securities on the Stock Exchange of Hong Kong Limited, effective on 6 July 2015. After a deduction of the issue expense, the total amount of the proceeds raised from this issuance was USD1,274 million or RMB7,791 million. The issued capital securities have a term of 60 years, extendable upon expiry. The initial distribution rate for the first five interest-bearing years is 4.00%, and the Company may redeem the securities at its option at the end of the fifth year after issuance. If the Company does not exercise this option, the rate of distribution will be reset based on comparable US treasury yield plus a margin of 2.294% at the end of the fifth year and every five years thereafter.

(b)	Equity attributable to equity holders

	As at 31 December 2016 RMB million	As at 31 December 2015 RMB million

Equity attributable to equity holders of the Company	303,621	322,492
Equity attributable to ordinary equity holders of the Company	295,830	314,701
Equity attributable to other equity instruments holders of the Company	7,791	7,791
Equity attributable to non-controlling interests	4,027	3,722
Equity attributable to ordinary equity holders of non-controlling interests	4,027	3,722

Refer to Note 32 for the information of distribution to other equity instruments holders of the Company for the year ended 31 December 2016. As at 31 December 2016, there were no accumulated distributions unpaid attributable to other equity instruments holders of the Company.

China Life Insurance Company Limited    Annual Report 2016

Notes to the Consolidated Financial Statements

For the year ended 31 December 2016

36	RESERVES

	Share premium RMB million	Other reserves RMB million	Unrealised gains/ (losses) from available- for-sale securities RMB million	Share of other comprehensive income of investees under the equity method RMB million	Statutory reserve fund RMB million	Discretionary reserve fund RMB million	General reserve RMB million	Exchange differences on translating foreign operations RMB million	Total RMB million
					(a)	(b)	(c)

As at 1 January 2015	53,860	817	23,254	(184)	24,801	21,627	21,747	(3)	145,919
Other comprehensive income for the year	—	—	6,709	364	—	—	—	3	7,076
Appropriation to reserves	—	—	—	—	3,438	3,160	3,492	—	10,090
Others	—	296	—	—	—	—	—	—	296

As at 31 December 2015	53,860	1,113	29,963	180	28,239	24,787	25,239	—	163,381

As at 1 January 2016	53,860	1,113	29,963	180	28,239	24,787	25,239	—	163,381
Other comprehensive income for the year	—	—	(24,863)	(918)	—	—	—	7	(25,774)
Appropriation to reserves	—	—	—	—	1,927	3,438	2,002	—	7,367
Others	—	33	—	—	—	—	—	—	33

As at 31 December 2016	53,860	1,146	5,100	(738)	30,166	28,225	27,241	7	145,007

(a)	Pursuant to the relevant PRC laws, the Company appropriated 10% of its net profit under Chinese Accounting Standards (“CAS”) to statutory reserve which amounted to RMB1,927 million for the year ended 31 December 2016 (2015: RMB3,438 million).

(b)	Approved at the Annual General Meeting in May 2016, the Company appropriated RMB3,438 million to the discretionary reserve fund for the year ended 31 December 2015 based on net profit under CAS (2015: RMB3,160 million).

(c)	Pursuant to “Financial Standards of Financial Enterprises-Implementation Guide” issued by the Ministry of Finance of the PRC on 30 March 2007, for the year ended 31 December 2016, the Company appropriated 10% of net profit under CAS which amounted to RMB1,927 million to the general reserve for future uncertain catastrophes, which cannot be used for dividend distribution or conversion to share capital increment (2015: RMB3,438 million). In addition, pursuant to the CAS, the Group appropriated RMB75 million to the general reserve of its subsidiaries attributable to the Company in the consolidated financial statements (2015: RMB54 million).

Under related PRC law, dividends may be paid only out of distributable profits. Any distributable profits that are not distributed in a given year are retained and available for distribution in subsequent years.

China Life Insurance Company Limited    Annual Report 2016

Notes to the Consolidated Financial Statements

For the year ended 31 December 2016

37	PROVISIONS AND CONTINGENCIES

The following is a summary of the significant contingent liabilities:

	As at 31 December 2016 RMB million	As at 31 December 2015 RMB million

Pending lawsuits	588	440

The Group involves in certain lawsuits arising from the ordinary course of businesses. In order to accurately disclose the contingent liabilities for pending lawsuits, the Group analysed all pending lawsuits case by case at the end of each reporting period. A provision will only be recognised if management determines, based on third-party legal advice, that the Group has present obligations and the settlement of which is expected to result in an outflow of the Group’s resources embodying economic benefits, and the amount of such obligations could be reasonably estimated. Otherwise, the Group will disclose the pending lawsuits as contingent liabilities. As at 31 December 2016 and 2015, the Group had other contingent liabilities but disclosure of such was not practical because the amounts of liabilities could not be reliably estimated and were not material in aggregate.

38	COMMITMENTS

(a)	Capital commitments

The Group had the following capital commitments relating to property development projects and investments:

	As at 31 December 2016 RMB million	As at 31 December 2015 RMB million

Contracted, but not provided for
Investments	39,616	30,453
Property, plant and equipment	5,462	5,820
Others	1	34

Total	45,079	36,307

(b)	Operating lease commitments – as lessee

The future minimum lease payments under non-cancellable operating leases are as follows:

	As at 31 December 2016 RMB million	As at 31 December 2015 RMB million

Not later than one year	632	534
Later than one year but not later than five years	764	721
Later than five years	27	20

Total	1,423	1,275

The operating lease payments charged to profit before income tax for the year ended 31 December 2016 were RMB994 million (2015: RMB857 million).

China Life Insurance Company Limited    Annual Report 2016

Notes to the Consolidated Financial Statements

For the year ended 31 December 2016

38	COMMITMENTS (continued)

(c)	Operating lease commitments – as lessor

The future minimum rentals receivable under non-cancellable operating leases are as follows:

	As at 31 December 2016 RMB million	As at 31 December 2015 RMB million

Not later than one year	186	258
Later than one year but not later than five years	267	253
Later than five years	10	13

Total	463	524

39	STATEMENT OF FINANCIAL POSITION AND NOTES TO KEY ITEMS

Statement of financial position

As at 31 December 2016

	Notes	As at 31 December 2016 RMB million	As at 31 December 2015 RMB million

ASSETS
Property, plant and equipment	39(a)	29,722	26,421
Investment properties	39(b)	1,247	1,296
Investments in subsidiaries	39(c)	27,353	11,843
Investments in associates and joint ventures	39(d)	76,427	27,810
Held-to-maturity securities	39(e)	594,054	503,489
Loans	39(f)	221,535	203,152
Term deposits	39(g)	535,361	560,807
Statutory deposits – restricted	39(h)	5,653	5,653
Available-for-sale securities	39(i)	758,802	766,799
Securities at fair value through profit or loss	39(j)	204,046	135,733
Securities purchased under agreements to resell	39(k)	43,100	21,461
Accrued investment income	39(l)	55,774	49,385
Premiums receivable	11	13,421	11,913
Reinsurance assets	12	2,134	1,420
Other assets	39(m)	14,252	16,294
Cash and cash equivalents		62,606	74,750

Total assets		2,645,487	2,418,226

China Life Insurance Company Limited    Annual Report 2016

Notes to the Consolidated Financial Statements

For the year ended 31 December 2016

39	STATEMENT OF FINANCIAL POSITION AND NOTES TO KEY ITEMS (continued)

Statement of financial position (continued)

As at 31 December 2016

	Notes	As at 31 December 2016 RMB million	As at 31 December 2015 RMB million

LIABILITIES AND EQUITY
Liabilities
Insurance contracts	14	1,847,986	1,715,985
Investment contracts	15	195,706	84,106
Policyholder dividends payable		87,725	107,774
Bonds payable	17	37,998	67,994
Securities sold under agreements to repurchase	39(n)	81,039	30,368
Annuity and other insurance balances payable		39,038	30,092
Premiums received in advance		35,252	32,266
Other liabilities	39(o)	30,556	23,182
Deferred tax liabilities	39(p)	7,543	16,883
Current income tax liabilities		1,141	5,256
Statutory insurance fund	20	491	217

Total liabilities		2,364,475	2,114,123

Equity
Share capital	34	28,265	28,265
Other equity instruments	39(q)	7,791	7,791
Reserves	39(r)	144,116	161,672
Retained earnings		100,840	106,375

Total equity		281,012	304,103

Total liabilities and equity		2,645,487	2,418,226

China Life Insurance Company Limited    Annual Report 2016

Notes to the Consolidated Financial Statements

For the year ended 31 December 2016

39	STATEMENT OF FINANCIAL POSITION AND NOTES TO KEY ITEMS (continued)

(a)	Property, plant and equipment

	Buildings	Office equipment furniture and fixtures	Motor vehicles	Assets under construction	Leasehold improvements	Total
	RMB million

Cost
As at 1 January 2016	23,587	6,481	1,368	7,544	1,282	40,262
Transfers upon completion	1,174	—	—	(1,438)	256	(8)
Additions	31	631	177	4,754	13	5,606
Disposals	(104)	(430)	(140)	(473)	(26)	(1,173)

As at 31 December 2016	24,688	6,682	1,405	10,387	1,525	44,687

Accumulated depreciation
As at 1 January 2016	(7,249)	(4,652)	(990)	—	(926)	(13,817)
Charge for the year	(875)	(596)	(129)	—	(144)	(1,744)
Disposals	36	426	136	—	22	620

As at 31 December 2016	(8,088)	(4,822)	(983)	—	(1,048)	(14,941)

Impairment
As at 1 January 2016	(24)	—	—	—	—	(24)
Charge for the year	—	—	—	—	—	—
Disposals	—	—	—	—	—	—

As at 31 December 2016	(24)	—	—	—	—	(24)

Net book value
As at 1 January 2016	16,314	1,829	378	7,544	356	26,421

As at 31 December 2016	16,576	1,860	422	10,387	477	29,722

China Life Insurance Company Limited    Annual Report 2016

Notes to the Consolidated Financial Statements

For the year ended 31 December 2016

39	STATEMENT OF FINANCIAL POSITION AND NOTES TO KEY ITEMS (continued)

(a)	Property, plant and equipment (continued)

	Buildings	Office equipment furniture and fixtures	Motor vehicles	Assets under construction	Leasehold improvements	Total
	RMB million
Cost
As at 1 January 2015	22,114	6,527	1,373	6,332	1,222	37,568
Transfers upon completion	1,486	6	—	(1,680)	166	(22)
Additions	51	341	128	2,955	8	3,483
Disposals	(64)	(393)	(133)	(63)	(114)	(767)

As at 31 December 2015	23,587	6,481	1,368	7,544	1,282	40,262

Accumulated depreciation
As at 1 January 2015	(6,469)	(4,382)	(982)	—	(919)	(12,752)
Charge for the year	(813)	(639)	(134)	—	(115)	(1,701)
Disposals	33	369	126	—	108	636

As at 31 December 2015	(7,249)	(4,652)	(990)	—	(926)	(13,817)

Impairment
As at 1 January 2015	(24)	—	—	—	—	(24)
Charge for the year	—	—	—	—	—	—
Disposals	—	—	—	—	—	—

As at 31 December 2015	(24)	—	—	—	—	(24)

Net book value
As at 1 January 2015	15,621	2,145	391	6,332	303	24,792

As at 31 December 2015	16,314	1,829	378	7,544	356	26,421

China Life Insurance Company Limited    Annual Report 2016

Notes to the Consolidated Financial Statements

For the year ended 31 December 2016

39	STATEMENT OF FINANCIAL POSITION AND NOTES TO KEY ITEMS (continued)

(b)	Investment properties

Buildings RMB million

Cost
As at 1 January 2016	1,513
Additions	—
Transfer from property, plant and equipment	—

As at 31 December 2016	1,513

Accumulated depreciation
As at 1 January 2016	(217)
Charge for the year	(49)
Transfer from property, plant and equipment	—

As at 31 December 2016	(266)

Net book value
As at 1 January 2016	1,296

As at 31 December 2016	1,247

Fair value
As at 1 January 2016	2,415

As at 31 December 2016	2,377

China Life Insurance Company Limited    Annual Report 2016

Notes to the Consolidated Financial Statements

For the year ended 31 December 2016

39	STATEMENT OF FINANCIAL POSITION AND NOTES TO KEY ITEMS (continued)

(b)	Investment properties (continued)

Buildings RMB Million

Cost
As at 1 January 2015	1,513
Additions	—
Transfer from property, plant and equipment	—

As at 31 December 2015	1,513

Accumulated depreciation
As at 1 January 2015	(168)
Charge for the year	(49)
Transfer from property, plant and equipment	—

As at 31 December 2015	(217)

Net book value
As at 1 January 2015	1,345

As at 31 December 2015	1,296

Fair value
As at 1 January 2015	2,231

As at 31 December 2015	2,415

The fair value of investment properties of the Company as at 31 December 2016 amounted to RMB2,377 million (as at 31 December 2015: RMB2,415 million), which was estimated by the Company having regards to valuations performed by an independent appraiser. The investment properties were classified as Level 3 in the fair value hierarchy.

China Life Insurance Company Limited    Annual Report 2016

Notes to the Consolidated Financial Statements

For the year ended 31 December 2016

39	STATEMENT OF FINANCIAL POSITION AND NOTES TO KEY ITEMS (continued)

(c)	Investments in subsidiaries

	As at 31 December 2016 RMB million	As at 31 December 2015 RMB million

Unlisted investments at cost	27,353	11,843

(i)	The table below presents the basic information of the Company’s subsidiaries as at 31 December 2016:

Name	Place of incorporation and operation	Percentage of equity interest held	Registered capital	Principal activities

AMC	PRC	60.00% directly	RMB4,000 million	Asset management

Pension Company	PRC	74.27% directly and indirectly	RMB3,400 million	Pension and annuity

AMC HK	Hong Kong, PRC	50.00% indirectly	Not applicable	Asset management

Suzhou Pension Company	PRC	100.00% directly	RMB1,060 million	Investment in retirement properties

CL AMP	PRC	85.03% indirectly	RMB588 million	Fund management

CL Wealth	PRC	100.00% indirectly	RMB200 million	Financial service

Golden Phoenix Tree Limited	Hong Kong, PRC	100.00% directly	Not applicable	Investment

King Phoenix Tree Limited	The British Jersey Island	100.00% indirectly	Not applicable	Investment

Rui Chong Company	PRC	100.00% directly	RMB6,800 million	Investment

New Aldgate Limited	Hong Kong, PRC	100.00% directly	Not applicable	Investment

Glorious Fortune Forever Limited	Hong Kong, PRC	100.00% directly	Not applicable	Investment

CL Hotel Investor, L.P.	USA	100.00% directly	Not applicable	Investment

Golden Bamboo Limited	The British Virgin Islands	100.00% directly	Not applicable	Investment

Sunny Bamboo Limited	The British Virgin Islands	100.00% directly	Not applicable	Investment

Fortune Bamboo Limited	The British Virgin Islands	100.00% directly	Not applicable	Investment

Century Core Fund	The British Cayman Islands	100.00% indirectly	Not applicable	Investment

CL Health	PRC	100.00% directly	RMB1,730 million	Health management

Franklin Shenzhen Company	PRC	100.00% indirectly	USD2 million	Investment

Non-controlling interests in subsidiaries are not significant to the Company.

China Life Insurance Company Limited    Annual Report 2016

Notes to the Consolidated Financial Statements

For the year ended 31 December 2016

39	STATEMENT OF FINANCIAL POSITION AND NOTES TO KEY ITEMS (continued)

(c)	Investments in subsidiaries (continued)

(ii)	The table below presents the basic information of the Company’s major consolidated structured entities as at 31 December 2016:

Name	Percentage of shares held	Trust/investments received	Principal activities

Shang Xin – Ningbo Wu Lu Si Qiao PPP Collective Fund Trust Scheme	88.02% directly	RMB8,758 million	Investment management
Shang Xin Lv Di Collective Fund Trust Scheme	49.00% directly and indirectly	RMB4,000 million	Investment management
CL AMP CSI 300 Index Securities Investment Fund	80.24% directly	RMB3,698 million	Investment management
Kun Lun Trust ● China Communications Construction No. 1 Collective Fund Trust Scheme	66.67% directly	RMB3,000 million	Investment management
Jiao Yin Guo Xin ● Wen Jian No. 798 Collective Fund Trust Scheme (the second batch)	100.00% directly	RMB2,000 million	Investment management
Shang Xin – Huarong Capital Perpetual Debt Investment Collective Fund Trust Scheme	90.00% directly	RMB2,000 million	Investment management
Huarun Trust ● Guokai New Urbanization Developing Fund Collective Fund Trust Scheme	76.42% directly	RMB1,975 million	Investment management
Shang Xin Jing Neng Jin Tai Indemnificatory Housing Collective Fund Trust Scheme	66.67% directly	RMB1,500 million	Investment management

(d)	Investments in associates and joint ventures

	2016 RMB million	2015 RMB million

As at 1 January	27,810	27,044
Investments in associates and joint ventures	48,617	766

As at 31 December	76,427	27,810

China Life Insurance Company Limited    Annual Report 2016

Notes to the Consolidated Financial Statements

For the year ended 31 December 2016

39	STATEMENT OF FINANCIAL POSITION AND NOTES TO KEY ITEMS (continued)

(e)	Held-to-maturity securities

	As at 31 December 2016 RMB million	As at 31 December 2015 RMB million

Debt securities
Government bonds	97,196	79,438
Government agency bonds	169,001	126,097
Corporate bonds	177,768	145,824
Subordinated bonds/debts	150,089	152,130

Total	594,054	503,489

Debt securities
Listed in Mainland, PRC	64,192	61,916
Unlisted	529,862	441,573

Total	594,054	503,489

The estimated fair value of all held-to-maturity securities was RMB618,436 million as at 31 December 2016 (as at 31 December 2015: RMB550,199 million).

Unlisted debt securities include those traded on the Chinese interbank market.

Debt securities – Contractual maturity schedule	As at 31 December 2016 RMB million	As at 31 December 2015 RMB million

Maturing:
Within one year	30,614	2,000
After one year but within five years	71,502	86,072
After five years but within ten years	231,391	167,290
After ten years	260,547	248,127

Total	594,054	503,489

China Life Insurance Company Limited    Annual Report 2016

Notes to the Consolidated Financial Statements

For the year ended 31 December 2016

39	STATEMENT OF FINANCIAL POSITION AND NOTES TO KEY ITEMS (continued)

(f)	Loans

	As at 31 December 2016 RMB million	As at 31 December 2015 RMB million

Policy loans	92,442	84,959
Other loans	129,093	118,193

Total	221,535	203,152

	As at 31 December 2016 RMB million	As at 31 December 2015 RMB million

Maturing:
Within one year	109,979	90,102
After one year but within five years	69,753	80,311
After five years but within ten years	24,303	24,039
After ten years	17,500	8,700

Total	221,535	203,152

(g)	Term deposits

	As at 31 December 2016 RMB million	As at 31 December 2015 RMB million

Maturing:
Within one year	182,871	179,965
After one year but within five years	344,790	380,842
After five years but within ten years	7,700	—

Total	535,361	560,807

As at 31 December 2016, the term deposits of RMB13.2 billion (2015: Nil) applying for an overseas borrowings backed by domestic deposits business are restricted to use. Please refer to Note 9.3 for the details.

China Life Insurance Company Limited    Annual Report 2016

Notes to the Consolidated Financial Statements

For the year ended 31 December 2016

39	STATEMENT OF FINANCIAL POSITION AND NOTES TO KEY ITEMS (continued)

(h)	Statutory deposits – restricted

	As at 31 December 2016 RMB million	As at 31 December 2015 RMB million

Contractual maturity schedule:
Within one year	1,600	300
After one year but within five years	4,053	5,353

Total	5,653	5,653

Insurance companies in China are required to deposit an amount that equals to 20% of their registered capital with banks in compliance with regulations of the CIRC. These funds may not be used for any purpose other than for paying off debts during liquidation proceedings.

(i)	Available-for-sale securities

	As at 31 December 2016 RMB million	As at 31 December 2015 RMB million

Available-for-sale securities, at fair value
Debt securities
Government bonds	21,198	25,258
Government agency bonds	146,310	145,399
Corporate bonds	187,287	205,149
Subordinated bonds/debts	16,708	19,298
Wealth management products	11,000	—
Others (i)	11,683	4,706

Subtotal	394,186	399,810

Equity securities
Funds	104,432	162,563
Common stocks	100,116	74,592
Preferred stocks	27,880	18,712
Wealth management products	81,544	50,053
Others (i)	29,885	40,310

Subtotal	343,857	346,230

Available-for-sale securities, at cost
Equity securities
Others (i)	20,759	20,759

Total	758,802	766,799

China Life Insurance Company Limited    Annual Report 2016

Notes to the Consolidated Financial Statements

For the year ended 31 December 2016

39	STATEMENT OF FINANCIAL POSITION AND NOTES TO KEY ITEMS (continued)

(i)	Available-for-sale securities (continued)

(i)	Other available-for-sale securities mainly include unlisted equity investments and private equity funds, etc. The Company did not guarantee or provide any financing support for other available-for-sale securities, and considers that the carrying value of other available-for-sale securities represents its maximum risk exposure.

	As at 31 December 2016 RMB million	As at 31 December 2015 RMB million
Debt securities
Listed in Mainland, PRC	36,691	41,549
Listed in Singapore	—	266
Unlisted	357,495	357,995

Subtotal	394,186	399,810

Equity securities
Listed in Mainland, PRC	90,756	85,403
Listed in Hong Kong, PRC	25,034	8,391
Listed overseas	232	172
Unlisted	248,594	273,023

Subtotal	364,616	366,989

Total	758,802	766,799

Unlisted debt securities include those traded on the Chinese interbank market and those not publicly traded. Unlisted equity securities include those not traded on stock exchanges, which are mainly open-ended funds with public market price quotation and wealth management products.

Debt securities – Contractual maturity schedule	As at 31 December 2016 RMB million	As at 31 December 2015 RMB million

Maturing:
Within one year	32,941	32,062
After one year but within five years	143,840	135,733
After five years but within ten years	113,161	112,012
After ten years	104,244	120,003

Total	394,186	399,810

China Life Insurance Company Limited    Annual Report 2016

Notes to the Consolidated Financial Statements

For the year ended 31 December 2016

39	STATEMENT OF FINANCIAL POSITION AND NOTES TO KEY ITEMS (continued)

(j)	Securities at fair value through profit or loss

	As at 31 December 2016 RMB million	As at 31 December 2015 RMB million

Debt securities
Government bonds	372	553
Government agency bonds	6,578	5,218
Corporate bonds	143,871	86,816
Others	3,133	401

Subtotal	153,954	92,988

Equity securities
Funds	14,093	5,858
Common stocks	35,999	36,887

Subtotal	50,092	42,745

Total	204,046	135,733

Debt securities
Listed in Mainland, PRC	19,486	8,194
Listed overseas	89	56
Unlisted	134,379	84,738

Subtotal	153,954	92,988

Equity securities
Listed in Mainland, PRC	33,339	32,427
Listed in Hong Kong, PRC	74	70
Listed overseas	6,284	6,099
Unlisted	10,395	4,149

Subtotal	50,092	42,745

Total	204,046	135,733

Unlisted debt securities include those traded on the Chinese interbank market and those not publicly traded. Unlisted equity securities include those not traded on stock exchanges, which are mainly open-ended funds with public market price quotation.

China Life Insurance Company Limited    Annual Report 2016

Notes to the Consolidated Financial Statements

For the year ended 31 December 2016

39	STATEMENT OF FINANCIAL POSITION AND NOTES TO KEY ITEMS (continued)

(k)	Securities purchased under agreements to sell

	As at 31 December 2016 RMB million	As at 31 December 2015 RMB million

Maturing:
Within 30 days	43,100	21,461

Total	43,100	21,461

(l)	Accrued investment income

	As at 31 December 2016 RMB million	As at 31 December 2015 RMB million

Bank deposits	35,633	31,612
Debt securities	17,613	15,642
Others	2,528	2,131

Total	55,774	49,385

Current	44,632	31,129
Non-current	11,142	18,256

Total	55,774	49,385

(m)	Other assets

	As at 31 December 2016 RMB million	As at 31 December 2015 RMB million

Land use rights	5,671	5,809
Automated policy loans	2,814	2,520
Disbursements	1,718	1,023
Investments receivable	883	4,126
Due from related parties	846	756
Tax refundable	69	936
Others	2,251	1,124

Total	14,252	16,294

Current	8,484	10,394
Non-current	5,768	5,900

Total	14,252	16,294

China Life Insurance Company Limited    Annual Report 2016

Notes to the Consolidated Financial Statements

For the year ended 31 December 2016

39	STATEMENT OF FINANCIAL POSITION AND NOTES TO KEY ITEMS (continued)

(n)	Securities sold under agreements to repurchase

	As at 31 December 2016 RMB million	As at 31 December 2015 RMB million

Interbank market	65,430	27,466
Stock exchange market	15,609	2,902

Total	81,039	30,368

Maturing:
Within 30 days	81,039	30,368

Total	81,039	30,368

As at 31 December 2016, bonds with a carrying value of RMB76,157 million (as at 31 December 2015: RMB28,185 million) were pledged as collateral for financial assets sold under agreements to repurchase resulted from repurchase transactions entered into by the Company in the interbank market.

For debt repurchase transactions through the stock exchange, the Company is required to deposit certain exchange-traded bonds into a collateral pool with fair value converted at a standard rate pursuant to the stock exchange’s regulation which should be no less than the balance of the related repurchase transaction. As at 31 December 2016, the carrying value of securities deposited in the collateral pool was RMB81,280 million (as at 31 December 2015: RMB66,027 million). The collateral is restricted from trading during the period of the repurchase transaction.

(o)	Other liabilities

	As at 31 December 2016 RMB million	As at 31 December 2015 RMB million
Interest payable to policyholders	8,006	6,410
Salary and welfare payable	6,466	4,561
Brokerage and commission payable	3,713	2,598
Agent deposits	1,611	1,117
Payable to constructors	1,024	634
Interest payable of subordinated debts	742	1,045
Stock appreciation rights (Note 31)	654	845
Tax payable	620	484
Others	7,720	5,488

Total	30,556	23,182

Current	30,556	23,182
Non-current	—	—

Total	30,556	23,182

China Life Insurance Company Limited    Annual Report 2016

Notes to the Consolidated Financial Statements

For the year ended 31 December 2016

39	STATEMENT OF FINANCIAL POSITION AND NOTES TO KEY ITEMS (continued)

(p)	Deferred tax liabilities

(i)	The movements in deferred tax assets and liabilities during the year are as follows:

Deferred tax assets/(liabilities)

	Insurance RMB million	Investments RMB million	Others RMB million	Total RMB million

As at 1 January 2015	(8,316)	(11,637)	930	(19,023)
(Charged)/credited to net profit	3,673	534	142	4,349
(Charged)/credited to other comprehensive income
– Available-for-sale securities	—	(5,401)	—	(5,401)
– Portion of fair value changes on available-for-sale securities attributable to participating policyholders	3,192	—	—	3,192

As at 31 December 2015	(1,451)	(16,504)	1,072	(16,883)

As at 1 January 2016	(1,451)	(16,504)	1,072	(16,883)
(Charged)/credited to net profit	(614)	1,208	463	1,057
(Charged)/credited to other comprehensive income
– Available-for-sale securities	—	12,626	—	12,626
– Portion of fair value changes on available-for-sale securities attributable to participating policyholders	(4,343)	—	—	(4,343)

As at 31 December 2016	(6,408)	(2,670)	1,535	(7,543)

(ii)	The analysis of deferred tax assets and deferred tax liabilities during the year is as follows:

	As at 31 December 2016 RMB million	As at 31 December 2015 RMB million

Deferred tax assets:
– deferred tax assets to be recovered after 12 months	2,758	9,247
– deferred tax assets to be recovered within 12 months	3,561	2,553

Subtotal	6,319	11,800

Deferred tax liabilities:
– deferred tax liabilities to be settled after 12 months	(12,552)	(26,500)
– deferred tax liabilities to be settled within 12 months	(1,310)	(2,183)

Subtotal	(13,862)	(28,683)

Net deferred tax liabilities	(7,543)	(16,883)

China Life Insurance Company Limited    Annual Report 2016

Notes to the Consolidated Financial Statements

For the year ended 31 December 2016

39	STATEMENT OF FINANCIAL POSITION AND NOTES TO KEY ITEMS (continued)

(q)	Other equity instruments

	As at 31 December 2016 RMB million	As at 31 December 2015 RMB million
Equity attributable to equity holders of the Company	281,012	304,103
Equity attributable to ordinary equity holders of the Company	273,221	296,312
Equity attributable to other equity instruments holders of the Company	7,791	7,791

Refer to Note 32 for the information of distribution to other equity instruments holders of the Company for the year ended 31 December 2016. As at 31 December 2016, there were no accumulated distributions unpaid attributable to other equity instruments holders of the Company.

(r)	Reserves

	Share premium RMB million	Unrealised gains/(losses) from available-for-sale securities RMB million	Statutory reserve fund RMB million	Discretionary reserve fund RMB million	General reserve RMB million	Total RMB million

As at 1 January 2015	53,860	23,177	24,753	21,627	21,589	145,006
Other comprehensive income for the year	—	6,630	—	—	—	6,630
Appropriation to reserves	—	—	3,438	3,160	3,438	10,036

As at 31 December 2015	53,860	29,807	28,191	24,787	25,027	161,672

As at 1 January 2016	53,860	29,807	28,191	24,787	25,027	161,672
Other comprehensive income for the year	—	(24,848)	—	—	—	(24,848)
Appropriation to reserves	—	—	1,927	3,438	1,927	7,292

As at 31 December 2016	53,860	4,959	30,118	28,225	26,954	144,116

(s)	Provisions and contingencies

The following is a summary of the significant contingent liabilities:

	As at 31 December 2016 RMB million	As at 31 December 2015 RMB million

Pending lawsuits	588	440

China Life Insurance Company Limited    Annual Report 2016

Notes to the Consolidated Financial Statements

For the year ended 31 December 2016

39	STATEMENT OF FINANCIAL POSITION AND NOTES TO KEY ITEMS (continued)

(t)	Commitments

(i)	Capital commitments

Capital commitments of the Company relating to property development projects and investments:

	As at 31 December 2016 RMB million	As at 31 December 2015 RMB million

Contracted, but not provided for
Investments	40,804	31,314
Property, plant and equipment	4,248	4,851
Others	1	34

Total	45,053	36,199

(ii)	Operating lease commitments – as lessee

The future minimum lease payments under non-cancellable operating leases are as follows:

	As at 31 December 2016 RMB million	As at 31 December 2015 RMB million

Not later than one year	591	495
Later than one year but not later than five years	761	644
Later than five years	27	20

Total	1,379	1,159

(iii)	Operating lease commitments – as lessor

The future minimum rentals receivable under non-cancellable operating leases are as follows:

	As at 31 December 2016 RMB million	As at 31 December 2015 RMB million

Not later than one year	208	272
Later than one year but not later than five years	324	261
Later than five years	10	13

Total	542	546

China Life Insurance Company Limited    Annual Report 2016

Notes to the Consolidated Financial Statements

For the year ended 31 December 2016

40	DIRECTORS’, SUPERVISORS’, CHIEF EXECUTIVE’S AND SENIOR MANAGEMENT’S REMUNERATION

The total compensation package for the directors, supervisors, chief executive and senior management for the year ended 31 December 2016 in accordance with the related measures for compensation management of the Company has not yet been finalised. The amount of the compensation not provided for is not expected to have a significant impact on the Group’s 2016 consolidated financial statements. The final compensation will be disclosed in a separate announcement when determined.

(a)	Directors’ and chief executive’s emoluments

The aggregate amounts of emoluments paid to directors and chief executive of the Company for the year ended 31 December 2016 are as follows:

Name	Remuneration paid	Benefits in kind	Pension scheme contributions	Total
	RMB thousand

Yang Mingsheng	—	—	—	—
Lin Dairen	1,400.0	125.7	119.9	1,645.6
Miao Jianmin	—	—	—	—
Zhang Xiangxian (i)	—	—	—	—
Wang Sidong	—	—	—	—
Anthony Francis Neoh (ii)	150.0	—	—	150.0
Chang Tso Tung Stephen	320.0	—	—	320.0
Huang Yiping (iii)	53.3	—	—	53.3
Xu Hengping	1,134.0	125.6	119.2	1,378.8
Xu Haifeng	1,134.0	125.3	116.5	1,375.8
Liu Jiade	—	—	—	—
Robinson Drake Pike	320.0	—	—	320.0
Tang Xin (iv)	266.7	—	—	266.7
Leung Oi-Sie Elsie (v)	150.0	—	—	150.0

(i)	Zhang Xiangxian resigned as non-executive director on 3 August 2016.
(ii)	Anthony Francis Neoh retired as independent director on 20 July 2016.
(iii)	Huang Yiping resigned as independent director on 26 August 2015. The resignation became effective on 7 March 2016, pursuant to the CIRC’s approval on the qualification of a newly appointed independent director.
(iv)	Tang Xin was appointed as independent director on 7 March 2016.
(v)	Leung Oi-Sie Elsie was appointed as independent director on 20 July 2016.

China Life Insurance Company Limited    Annual Report 2016

Notes to the Consolidated Financial Statements

For the year ended 31 December 2016

40	DIRECTORS’, SUPERVISORS’, CHIEF EXECUTIVE’S AND SENIOR MANAGEMENT’S REMUNERATION (continued)

(a)	Directors’ and chief executive’s emoluments (continued)

The aggregate amounts of emoluments paid to directors and chief executive of the Company for the year ended 31 December 2015 are as follows:

Name	Basic salaries	Performance related bonuses	Subtotal of salary income	Deferred payment included in salary income	Benefits in kind	Pension scheme contributions	Total	Deferred payment included in total	Actual paid included in total
	RMB thousand

Yang Mingsheng	—	—	—	—	—	—	—	—	—
Lin Dairen	525.6	1,158.1	1,683.7	579.1	213.4	100.6	1,997.7	579.1	1,418.6
Miao Jianmin	—	—	—	—	—	—	—	—	—
Zhang Xiangxian	—	—	—	—	—	—	—	—	—
Wang Sidong	—	—	—	—	—	—	—	—	—
Bruce Douglas Moore	104.2	29.1	133.3	—	—	—	133.3	—	133.3
Su Hengxuan	173.2	381.8	555.0	190.9	99.0	32.7	686.7	190.9	495.8
Anthony Francis Neoh	250.0	50.0	300.0	—	—	—	300.0	—	300.0
Miao Ping	259.9	572.7	832.6	286.4	145.3	49.2	1,027.1	286.4	740.7
Chang Tso Tung Stephen	250.0	70.0	320.0	—	—	—	320.0	—	320.0
Huang Yiping	250.0	70.0	320.0	—	—	—	320.0	—	320.0
Xu Hengping	259.9	572.7	832.6	286.4	68.2	49.7	950.5	286.4	664.1
Xu Haifeng	259.9	544.0	803.9	272.0	63.8	51.9	919.6	272.0	647.6
Liu Jiade	—	—	—	—	—	—	—	—	—
Robinson Drake Pike	125.0	35.0	160.0	—	—	—	160.0	—	160.0

The compensation amounts disclosed above for these directors and the chief executive for the year ended 31 December 2015 were restated based on the finalised amounts determined during 2016.

The directors and chief executive received the compensation amounts disclosed above during their term of office in 2016 and 2015.

In addition to the directors’ emoluments disclosed above, certain directors of the Company receive emoluments from CLIC, the amounts of which have not been apportioned between their services to the Company and their services to CLIC.

China Life Insurance Company Limited    Annual Report 2016

Notes to the Consolidated Financial Statements

For the year ended 31 December 2016

40	DIRECTORS’, SUPERVISORS’, CHIEF EXECUTIVE’S AND SENIOR MANAGEMENT’S REMUNERATION (continued)

(b)	Supervisors’ emoluments

The aggregate amounts of emoluments paid to supervisors of the Company for the year ended 31 December 2016 are as follows:

Name	Remuneration paid	Benefits in kind	Pension scheme contributions	Total
	RMB thousand

Miao Ping	1,148.0	125.6	119.2	1,392.8
Shi Xiangming	1,179.1	190.2	110.1	1,479.4
Xiong Junhong	—	—	—	—
Zhan Zhong	1,223.8	189.8	114.7	1,528.3
Wang Cuifei	1,087.8	191.4	101.5	1,380.7

The aggregate amounts of emoluments paid to supervisors of the Company for the year ended 31 December 2015 are as follows:

Name	Basic salaries	Performance related bonuses	Subtotal of salary income	Deferred payment included in salary income	Benefits in kind	Pension scheme contributions	Total	Deferred payment included in total	Actual paid included in total
	RMB thousand

Xia Zhihua	303.2	634.7	937.9	317.4	155.9	57.6	1,151.4	317.4	834.0
Shi Xiangming	641.2	655.0	1,296.2	—	245.6	96.5	1,638.3	—	1,638.3
Yang Cuilian	359.0	335.5	694.5	—	163.9	54.3	912.7	—	912.7
Li Xuejun	359.0	395.9	754.9	—	161.0	53.8	969.7	—	969.7
Xiong Junhong	—	—	—	—	—	—	—	—	—
Miao Ping	259.9	572.7	832.6	286.4	68.4	51.6	952.6	286.4	666.2
Zhan Zhong	333.4	371.4	704.8	—	87.7	49.8	842.3	—	842.3
Wang Cuifei	307.7	264.6	572.3	—	88.7	47.8	708.8	—	708.8

The compensation amounts disclosed above for these supervisors for the year ended 31 December 2015 were restated based on the finalised amounts determined during 2016.

The supervisors received the compensation amounts disclosed above during their term of office in 2016 and 2015.

China Life Insurance Company Limited    Annual Report 2016

Notes to the Consolidated Financial Statements

For the year ended 31 December 2016

40	DIRECTORS’, SUPERVISORS’, CHIEF EXECUTIVE’S AND SENIOR MANAGEMENT’S REMUNERATION (continued)

(c)	Five highest paid individuals

For the year ended 31 December 2016, the five individuals whose emoluments were the highest in the Company include one director and four supervisors (2015: two directors and one supervisor).

Details of the remuneration of the five highest paid individuals are as follows:

	For the year ended 31 December
	2016 RMB thousand	2015 RMB thousand

Basic salaries, housing allowances, other allowances and benefits in kind	6,861	9,393
Pension scheme contributions	565	502

Total	7,426	9,895

The emoluments fell within the following bands:

	Number of individuals
	For the year ended 31 December
	2016	2015
RMB0 – RMB1,000,000	—	—
RMB1,000,001 – RMB2,000,000	5	5
RMB2,000,001 – RMB3,000,000	—	—
RMB3,000,001 – RMB4,000,000	—	—
RMB4,000,001 – RMB4,500,000	—	—

For the year ended 31 December 2016, no emoluments have been paid by the Company to the directors, chief executive, supervisors or any of the five highest paid individuals as an inducement to join or upon joining the Company or as compensation for loss of office (2015: Nil).

The emoluments of the five highest paid individuals are the total emoluments paid to them during the year.

There was no arrangement under which a director, chief executive or supervisor waived or agreed to waive any remuneration during the year.

China Life Insurance Company Limited    Annual Report 2016

Embedded Value

BACKGROUND

China Life Insurance Company Limited prepares financial statements to public investors in accordance with the relevant accounting standards. An alternative measure of the value and profitability of a life insurance company can be provided by the embedded value method. Embedded value is an actuarially determined estimate of the economic value of the life insurance business of an insurance company based on a particular set of assumptions about future experience, excluding the economic value of future new business. In addition, the value of one year’s sales represents an actuarially determined estimate of the economic value arising from new life insurance business issued in one year based on a particular set of assumptions about future experience.

China Life Insurance Company Limited believes that reporting the Company’s embedded value and value of one year’s sales provides useful information to investors in two respects. First, the value of the Company’s in-force business represents the total amount of shareholders’ interest in distributable earnings, in present value terms, which can be expected to emerge over time, in accordance with the assumptions used. Second, the value of one year’s sales provides an indication of the value created for investors by new business activity based on the assumptions used and hence the potential of the business. However, the information on embedded value and value of one year’s sales should not be viewed as a substitute of financial measures under the relevant accounting basis. Investors should not make investment decisions based solely on embedded value information and the value of one year’s sales.

It is important to note that actuarial standards with respect to the calculation of embedded value are still evolving. There is still no universal standard which defines the form, calculation methodology or presentation format of the embedded value of an insurance company. Hence, differences in definition, methodology, assumptions, accounting basis and disclosures may cause inconsistency when comparing the results of different companies.

Also, the calculation of embedded value and value of one year’s sales involves substantial technical complexity and estimates can vary materially as key assumptions are changed. Therefore, special care is advised when interpreting embedded value results.

The values shown below do not consider the future financial impact of transactions between the Company and CLIC, CLI, AMC, Pension Company, CLP&C, and etc.

China Life Insurance Company Limited    Annual Report 2016

Embedded Value

DEFINITIONS OF EMBEDDED VALUE AND VALUE OF ONE YEAR’S SALES

The embedded value of a life insurer is defined as the sum of the adjusted net worth and the value of in-force business allowing for the cost of required capital.

“Adjusted net worth” is equal to the sum of:

•	Net assets, defined as assets less corresponding policy liabilities and other liabilities valued; and

•	Net-of-tax adjustments for relevant differences between the market value and the book value of assets, together with relevant net-of-tax adjustments to certain liabilities.

The market value of assets can fluctuate significantly over time due to the impact of the prevailing market environment. Hence the adjusted net worth can fluctuate significantly between valuation dates.

The “value of in-force business” and the “value of one year’s sales” are defined here as the discounted value of the projected stream of future shareholders’ interest in distributable earnings for existing in-force business at the valuation date and for one year’s sales in the 12 months immediately preceding the valuation date.

The value of in-force business and the value of one year’s sales have been determined using a traditional deterministic discounted cash flow methodology. This methodology makes implicit allowance for the cost of investment guarantees and policyholder options, asset/liability mismatch risk, credit risk, the risk of operating experience’s fluctuation and the economic cost of capital through the use of a risk-adjusted discount rate.

PREPARATION AND REVIEW

The embedded value and the value of one year’s sales were prepared by China Life Insurance Company Limited in accordance with the “CAA Standards of Actuarial Practice: Appraisal of Embedded Value” issued by the China Association of Actuaries (“CAA”) in November 2016. Willis Towers Watson, an international firm of consultants, performed a review of China Life’s embedded value. The review statement from Willis Towers Watson is contained in the “Willis Towers Watson’s review opinion report on embedded value” section.

ASSUMPTIONS

Economic assumptions: The calculations are based upon assumed corporate tax rate of 25% for all years. The investment returns are assumed to be grading from 4.6% to 5% by 0.2% every year (remaining level thereafter). 13% grading to 17% (remaining level thereafter) of the investment return is assumed to be exempt from income tax. These investment return and tax exempt assumptions are based on the Company’s strategic asset mix and expected future returns. The risk-adjusted discount rate used is 10%.

Other operating assumptions such as mortality, morbidity, lapses and expenses are based on the Company’s recent operating experience and expected future outlook.

China Life Insurance Company Limited    Annual Report 2016

Embedded Value

SUMMARY OF RESULTS

The embedded value as at 31 December 2016 and the value of one year’s sales for the 12 months to 31 December 2016, the corresponding results as at 31 December 2015 are shown below:

Table 1

Components of Embedded Value and Value of One Year’s Sales			RMB million
ITEM		31 December 2016	31 December 2015

A	Adjusted Net Worth	349,528	268,729
B	Value of In-Force Business before Cost of Required Capital	332,317	335,500
C	Cost of Required Capital	(29,787)	(43,951)
D	Value of In-Force Business after Cost of Required Capital (B + C)	302,530	291,549
E	Embedded Value (A + D)	652,057	560,277
F	Value of One Year’s Sales before Cost of Required Capital	53,952	35,684
G	Cost of Required Capital	(4,641)	(4,155)
H	Value of One Year’s Sales after Cost of Required Capital (F + G)	49,311	31,528

Note:	Numbers may not be additive due to rounding.

VALUE OF ONE YEAR’S SALES BY CHANNEL

The value of one year’s sales by channel is shown below:

Table 2

Value of One Year’s Sales by Channel		RMB million
Channel	31 December 2016	31 December 2015

Exclusive Individual Agent Channel	46,326	28,851
Group Insurance Channel	375	371
Bancassurance Channel	2,610	2,306
Total	49,311	31,528

Note:	Numbers may not be additive due to rounding.

China Life Insurance Company Limited    Annual Report 2016

Embedded Value

MOVEMENT ANALYSIS

The following analysis tracks the movement of the embedded value from the start to the end of the Reporting Period:

Table 3

Analysis of Embedded Value Movement in 2016
ITEM		RMB million

A	Embedded Value at Start of Year	560,277
B	Expected Return on Embedded Value	52,168
C	Value of New Business in the Period	49,311
D	Operating Experience Variance	(1,792)
E	Investment Experience Variance	(31,029)
F	Methodology, Model and Assumption Changes	48,116
G	Market Value and Other Adjustments	(13,973)
H	Exchange Gains or Losses	651
I	Shareholder Dividend Distribution and Capital Injection	(12,257)
J	Other	585
K	Embedded Value as at 31 December 2016 (sum A through J)	652,057

Notes:	1)	Numbers may not be additive due to rounding.
	2)	Items B through J are explained below:

		B	Reflects expected impact of covered business, and the expected return on investments supporting the 2016 opening net worth.
		C	Value of one year’s sales in 2016.
		D	Reflects the difference between actual operating experience in 2016 (including mortality, morbidity, lapse, and expenses etc.) and the assumptions.
		E	Compares actual with expected investment returns during 2016.
		F	Reflects the effect of change of appraisal methodology, model and assumption enhancements. The change of appraisal methodology increased embedded value by RMB64,335 million. The enhancements of assumptions decreased embedded value by RMB16,218 million.
		G	Change in the market value adjustment from the beginning of year 2016 to 31 December 2016 and other related adjustments.
		H	Reflects the gains or losses due to changes in exchange rate.
		I	Reflects dividends distributed to shareholders.
		J	Other miscellaneous items.

China Life Insurance Company Limited    Annual Report 2016

Embedded Value

SENSITIVITY RESULTS

Sensitivity testing was performed using a range of alternative assumptions. In each of the sensitivity tests, only the assumption referred to was changed, with all other assumptions remaining unchanged. The results are summarized below:

Table 4

Sensitivity Results				RMB million
			Value of In-Force Business after Cost of Required Capital	Value of One Year’s Sales after Cost of Required Capital

Base case scenario			302,530	49,311
1	Risk discount rate +50bps		289,475	47,069
2	Risk discount rate -50bps		316,555	51,712
3	Investment return +50bps		353,748	57,745
4	Investment return -50bps		251,560	40,898
5	10% increase in expenses		298,764	46,623
6	10% decrease in expenses		306,295	51,998
7	10% increase in mortality rate for non-annuity products and 10% decrease in mortality rate for annuity products		300,225	48,696
8	10% decrease in mortality rate for non-annuity products and 10% increase in mortality rate for annuity products		304,829	49,926
9	10% increase in lapse rates		301,530	48,340
10	10% decrease in lapse rates		303,441	50,251
11	10% increase in morbidity rates		298,350	48,385
12	10% decrease in morbidity rates		306,744	50,238

		Adjusted Net Worth	Value of In-Force Business after Cost of Required Capital	Value of One Year’s Sales after Cost of Required Capital

Restatement of 2015 results		355,613	269,939	31,912

Note:	2015 results are recalculated in accordance with the “CAA Standards of Actuarial Practice” and using the new assumptions (including economic and operating assumptions).

China Life Insurance Company Limited    Annual Report 2016

Embedded Value

WILLIS TOWERS WATSON’S REVIEW OPINION REPORT ON EMBEDDED VALUE

To The Directors of China Life Insurance Company Limited

China Life Insurance Company Limited (“China Life”) has prepared embedded value results for the financial year ended 31 December 2016 (“EV Results”). The disclosure of these EV Results, together with a description of the methodology and assumptions that have been used, are shown in the Embedded Value section.

China Life has engaged Willis Towers Watson Management Consulting (Shenzhen) Co. Ltd. Beijing Branch (“Willis Towers Watson”) to review its EV Results. This report is addressed solely to China Life in accordance with the terms of our engagement letter, and sets out the scope of our work and our conclusions. To the fullest extent permitted by applicable law, we do not accept or assume any responsibility, duty of care or liability to anyone other than China Life for or in connection with our review work, the opinions we have formed, or for any statement set forth in this report.

Scope of work

Our scope of work covered:

•	a review of the methodology used to develop the embedded value and value of one year’s sales as at 31 December 2016, in accordance with the “CAA Standards of Actuarial Practice: Appraisal of Embedded Value” issued by the China Association of Actuaries (“CAA”) in November 2016;

•	a review of the economic and operating assumptions used to develop the embedded value and value of one year’s sales as at 31 December 2016;

•	a review of the results of China Life’s calculation of the EV Results.

In carrying out our review, we have relied on the accuracy of audited and unaudited data and information provided by China Life.

Opinion

Based on the scope of work above, we have concluded that:

•	the embedded value methodology used by China Life is in accordance with the “CAA Standards of Actuarial Practice: Appraisal of Embedded Value” issued by the CAA;

•	the economic assumptions used by China Life are internally consistent, have been set with regard to current economic conditions, and have made allowance for the company’s current and expected future asset mix and investment strategy;

•	the operating assumptions used by China Life have been set with appropriate regard to past, current and expected future experience; and

•	the EV Results have been prepared, in all material respects, in accordance with the methodology and assumptions set out in the Embedded Value section.

For and on behalf of Willis Towers Watson

Michael Freeman                 Wesley Cui

23 March 2017

In case of any discrepancy between the Chinese version and the English version of this report, the Chinese version shall prevail; in case of any discrepancy between the printed version and the website version of this report, the website version shall prevail.

The cover photo of the printed version of this report was photographed by Mr. Han Chunhai, an employee of the Company.